Filed Pursuant to Rule 424(b)(3)
Registration No. 333-166809

PROSPECTUS

NCL CORPORATION LTD.

OFFERS TO EXCHANGE

$450,000,000 aggregate principal amount of our 11.75% Senior Secured Notes Due 2016 and the guarantees thereof, which have been registered under the Securities Act of 1933 for $450,000,000 aggregate principal amount of our outstanding 11.75% Senior Secured Notes Due 2016 and the guarantees thereof.

NCL Corporation Ltd. hereby offers, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal (which together constitute the “exchange offer”), to exchange up to $450,000,000 aggregate principal amount of our registered 11.75% Senior Secured Notes Due 2016 and the guarantees thereof (the “Exchange Notes”), for a like principal amount of our outstanding 11.75% Senior Secured Notes Due 2016 and the guarantees thereof (the “Old Notes”). We refer to the Old Notes and the Exchange Notes collectively as the “Notes”. The terms of the Exchange Notes and the guarantees thereof are identical to the terms of the Old Notes and the guarantees thereof in all material respects, except for the elimination of some transfer restrictions, registration rights and additional interest provisions relating to the Old Notes. Each of the Notes are irrevocably and unconditionally guaranteed by certain of our subsidiaries which own four of our ships (the “Guarantors”). The Guarantors also guarantee our obligations under our new $750.0 million Senior Secured Revolving Credit Facility (the “New Revolving Credit Facility”).

We will exchange any and all Old Notes that are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on June 25, 2010, unless extended.

We have not applied, and do not intend to apply, for listing the Notes on any national securities exchange or automated quotation system.

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer (as defined below) or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. The letter of transmittal states that by so acknowledging and delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act of 1933, as amended (the “Securities Act”). This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days after the consummation of the exchange offer, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

See “Risk Factors” beginning on page 22 of this prospectus for a discussion of certain risks that you should consider before participating in this exchange offer.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May 27, 2010.

We have not authorized anyone to give you any information or to make any representations about us or the transactions we discuss in this prospectus other than those contained in this prospectus. If you are given any information or representations about these matters that is not discussed in this prospectus, you must not rely on that information. This prospectus is not an offer to sell or a solicitation of an offer to buy securities anywhere or to anyone where or to whom we are not permitted to offer or sell securities under applicable law. The delivery of this prospectus does not, under any circumstances, mean that there has not been a change in our affairs since the date of this prospectus. Subject to our obligation to amend or supplement this prospectus as required by law and the rules of the Securities and Exchange Commission (the “SEC”), the information contained in this prospectus is correct only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities.

Until August 25, 2010 (90 days after the date of this prospectus), all dealers effecting transactions in the Exchange Notes, whether or not participating in the exchange offer, may be required to deliver a prospectus. This is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

WHERE YOU CAN FIND MORE INFORMATION

We are required to file annual reports and other information with the SEC. In addition, we have filed with the SEC a registration statement on Form F-4 under the Securities Act relating to the exchange offer that includes important business and financial information about us that is not included in or delivered with this prospectus. This prospectus does not contain all of the information included in the registration statement.

You may read and copy any materials that we file with the SEC at the Public Reference Room of the SEC’s headquarters located at 100 F Street, N.E. Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the Public Reference Room. In addition, the registration statement, our Annual Reports on Form 20-F, Current Reports on Form 6-K and amendments to these reports are available free of charge to the public through our internet website at www.ncl.com or on the SEC’s website at www.sec.gov. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer. Our reports and other information that we have filed, or may in the future file, with the SEC are not incorporated by reference into and do not constitute part of this prospectus.

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TERMS USED IN THIS PROSPECTUS

Unless otherwise indicated, in this prospectus the following terms have the meanings set forth below:

•	Adjusted EBITDA. EBITDA, as permitted to be adjusted pursuant to the indenture governing the notes in connection with the calculation of our fixed charge coverage ratio thereunder;

•	Adjusted EBITDA Margin. Adjusted EBITDA divided by Net Revenue (as defined below).

•	Berths. Double occupancy capacity per cabin even though many cabins can accommodate three or more passengers.

•	Capacity Days. Double occupancy per cabin multiplied by the number of cruise days for the period.

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Charter. The hire of a ship for a specified period of time. The contract for a charter is called a charterparty. A ship is “chartered in” by an end user and “chartered out” by the provider of the ship.

•	CLIA. Cruise Lines International Association, a non-profit marketing and training organization formed in 1975 to promote cruising.

•	Dry-dock. Large basin where all the fresh/sea water is pumped out to allow a ship to dock in order to carry out cleaning and repairs of those parts of a ship which are below the water line.

•	EBITDA. Earnings before interest, other income (expense) including taxes, impairment losses and depreciation and amortization;

•	EBITDA Margin. EBITDA divided by Net Revenue (as defined below).

•	GAAP. Generally Accepted Accounting Principles.

•	Gross Cruise Cost. The sum of total cruise operating expense and marketing, general and administrative expense.

•	Gross Tons. A unit of enclosed passenger space on a cruise ship, such that one gross ton = 100 cubic feet or 2.831 cubic meters.

•	Gross Yield. Total revenue per Capacity Day.

•	IMO. International Maritime Organization, a United Nations agency that sets international standards for shipping.

•	Load Factor/Occupancy Percentage. The ratio of Passenger Cruise Days to Capacity Days. A percentage in excess of 100% indicates that three or more passengers occupied some cabins.

•	Major North American Cruise Brands. Norwegian Cruise Line, Carnival Cruise Lines, Royal Caribbean International, Holland America, Princess Cruises and Celebrity Cruises.

•	MARPOL. The International Convention for the Prevention of Pollution from Ships, an international environmental regulation.

•	Net Cruise Cost. Gross Cruise Cost less commissions, transportation and other expense and onboard and other expense.

•	Net Revenue. Total revenue less commissions, transportation and other expense and onboard and other expense.

•	Net Yield. Net Revenue per Capacity Day.

•	Passenger Cruise Days. The number of passengers carried for the period, multiplied by the number of days in their respective cruises.

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Reimbursement and Distribution Agreement or RDA. The Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Genting HK and the Issuer, as amended, supplemented or modified from time to time.

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•	Ship Contribution. Total revenue less total cruise operating expense;

•	Single-day cruises. Cruises which do not enter a foreign port and vary in length from one night to several nights;

•	SOLAS. The International Convention for the Safety of Life at Sea, an international environmental regulation.

•	Terminal. A building in a port through which ship passengers arrive and depart.

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PROSPECTUS SUMMARY

This summary highlights information about NCL Corporation Ltd. and the Notes contained elsewhere in this prospectus. It is not complete and may not contain all the information that may be important to you. You should carefully read the entire prospectus before making an investment decision, especially the information presented under the heading “Risk Factors.” In this prospectus, except as otherwise indicated, or as the context may otherwise require (i) all references to “Norwegian,” “the Company,” “we,” “our” and “us” refer to NCL Corporation Ltd. and its subsidiaries. “NCL” refers to NCL Corporation Ltd. individually and “Norwegian Cruise Line,” “NCL America” and “Orient Lines” refer to the Norwegian Cruise Line, NCL America and Orient Lines brands, respectively. “Genting HK” refers to Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates). “Affiliate(s)” refers to Genting HK, Apollo Management, L.P. (“Apollo”), and/or TPG Capital, L.P. (“TPG”) and each of their respective affiliates. References to the “U.S.” are to the United States of America and references to “dollars” or “$” are to U.S. dollars.

Our Company

We are one of the leading global cruise line operators, offering a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We currently operate ten modern ships, representing 22,110 Berths, which account for approximately 9.4% of the North American cruise capacity in terms of Berths based on fleet counts as of December 31, 2009. In addition, we have our largest and most sophisticated cruise ship (4,100 Berths), Norwegian Epic, scheduled for delivery during the second quarter of 2010 which will increase our total capacity to 26,210 total Berths. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Future capital commitments.” We have the youngest fleet of ships in the industry among the Major North American Cruise Brands, with a weighted average age of 6.4 years.

We strive to create an innovative and differentiated cruise product offering with the goal of providing our customers with the highest level of overall satisfaction in their cruise vacation experience. We pioneered a unique style of cruising called “Freestyle Cruising” onboard all our ships, which provides our customers with the freedom and flexibility associated with a resort-style atmosphere and experience as well as significantly more dining options than a traditional cruise. Our entire fleet has been purpose-built to deliver “Freestyle Cruising” which we believe provides us with a significant competitive advantage.

We offer cruises ranging from one day to three weeks. During 2009, we docked at over 150 ports worldwide, with itineraries originating from 21 ports of which 13 are in North America. Many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Southern California, New England and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We are the only cruise line operator to offer an entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America. This itinerary is unique in the cruise industry, as all other competing cruise lines are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary.

We believe that both our “Freestyle Cruising” and “Homeland Cruising” initiatives along with our inter-island Hawaiian cruises are strong brand differentiators that contribute to our overall strong customer satisfaction scores and brand loyalty as measured by our large percentage of repeat customers.

In January 2008, affiliates of Apollo and TPG acquired 50% of our Company through an equity investment of $1.0 billion. As part of this investment, Apollo obtained control of our board (the “Board of Directors”). Since the closing of Apollo’s investment, we have considerably augmented our senior management team with the addition of a new Chief Executive Officer, Kevin Sheehan, a new President and Chief Operating Officer, and

three Senior Vice Presidents in the areas of Sales, Marketing and Finance. In addition, we have significantly restructured our sales organization to provide better coverage of the travel agent community and to capture a greater percentage of direct sales to customers. Through these changes, we have revitalized our brand and significantly enhanced our product offering, reduced operating costs and strengthened both our sales network and our relationships with our travel agent partners. These organization-wide improvements have enabled us to gain momentum in optimizing our brand, attracting and retaining our most loyal and profitable customers and maximizing revenue and profit.

For the twelve months ended March 31, 2010, we generated Net Revenue of $1.4 billion and Adjusted EBITDA of $338.4 million representing an Adjusted EBITDA Margin of 24.5%. This represents a 25.0% year over year improvement in Adjusted EBITDA Margin as a result of our various business improvement, product enhancement and cost reduction initiatives.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Growth

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the vacation market. According to CLIA, in 2009 approximately 13.4 million passengers took cruises of two consecutive nights or more on CLIA member lines, versus 7.2 million passengers in 2000, representing a compound annual growth rate of 7.2%. We believe that, based on CLIA’s research, cruising is significantly under-penetrated and represents approximately 10% of the North American vacation market. In addition, according to industry research, only 20% of the U.S. population has ever taken a cruise and this percentage should increase as the market for first-time cruise passengers expands.

The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.

Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2010 and 2011, CLIA member lines will have an aggregate passenger capacity of 316,000 and 333,000 Berths, respectively. These figures include ships that are expected to be marketed in North America and worldwide. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation offers an exceptional value. A typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options.

Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising” which eliminates the airfare commonly associated with a vacation. CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation. In addition, CLIA’s surveys also show that cruise passengers have the highest level of satisfaction when compared to alternative land-based vacations like resorts and land-based escorted tours.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited shipyard capacity. Based on recently announced newbuild ships, the cost to build a cruise ship can range from $250.0 million to $1.5 billion or $174,000 to $644,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant cash payments to fund construction before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic, while the luxury segment offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines, Royal Caribbean International and Norwegian Cruise Line. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. Based on expected fleet counts as of December 31, 2009, the Major North American Cruise Brands together represent approximately 91.6% of the North American cruise market.

Norwegian Cruise Line and NCL America have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2009, 2008 and 2007, revenues attributable to North American passengers were 83%, 83% and 86%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships and ship under construction.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Innovative Product Offerings

We have a long tradition of product innovation within the cruise industry as one of the most established consumer brands in Caribbean cruising. We became the first cruise operator to buy a private island in the

Bahamas to offer a private beach experience to our passengers, and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.” We will continue to bring innovation to the cruise industry with the delivery of Norwegian Epic in 2010, which will offer 21 dining options, and what we believe will be the widest array of entertainment at sea, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Nickelodeon and the improvisational comedy troupe The Second City.

Additional Strategies

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Maximize Net Yields. We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard activity to drive higher overall Net Yield.

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Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

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Improve Operating Efficiency and Lower Costs. We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers.

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Expand and Strengthen Our Product Distribution Channels. As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We recently restructured our sales and marketing organization to provide better focus on distribution.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, through “Freestyle Cruising,” we offer the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy: no fixed dining times or pre-assigned seating in our dining rooms;

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12 to 14 dining options on each of our owned ships; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	resort-casual dress code acceptable throughout the ship at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. With the success of “Freestyle Cruising,” we have implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product experience. The enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers.

Our Fleet

Our ships are purpose-built ships suited to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities including up to 14 dining options, together with hundreds of standard private balcony cabins. Four of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet of space, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundeck, and hot tubs. In addition, six of our ships have luxury garden villas with up to approximately 6,694 square feet of space, making them the largest rooms at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service. Continuing our tradition of innovation and the extension of the Norwegian Cruise Line brand, we are taking delivery of Norwegian Epic in the second quarter of 2010. By the end of 2010, 48% of our cabins will have private balconies representing a higher mix of outside balcony cabins than the other contemporary brands.

Norwegian Epic will offer our passengers itineraries to the western and eastern Caribbean as well as Europe and is one of the most innovative and cutting-edge ships in the industry. The ship will offer our customers a huge aqua park, sports complex, squash court, two three-lane bowling alleys and our two-story Wii™ Wall. There are 21 dining options offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices including Blue Man Group and Cirque Dreams and Dinner. We will offer world-class entertainment in our jazz and blues club and our comedy club will feature the improvisational comedy troupe The Second City.

We have also initiated a two-phase renovation to our private island, Great Stirrup Cay, totaling in excess of $20 million, spanning 22 months which is scheduled to be completed by the end of 2011.

Norwegian Cruise Line Ships

The table below provides a brief description of our ships and areas of operation based on 2010 itineraries:

Ship	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic(1)	2010	4,100	153,000	Caribbean
Norwegian Gem	2007	2,400	93,500	Europe, Bahamas
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Caribbean and Bahamas
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,220	92,300	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,240	91,700	Alaska, Mexico and Pacific Coastal
Norwegian Sun	2001	1,940	78,300	Europe, Caribbean, Pacific Coastal and Panama Canal
Norwegian Sky(2)	1999	1,990	77,100	Bahamas
Norwegian Spirit	1998	2,000	75,300	Caribbean, Bahamas, Bermuda, Canada and New England

(1)	Expected to be delivered in the second quarter of 2010.
(2)	Chartered from Genting HK.

Our Shareholders

Apollo

Apollo is a leading global alternative asset manager with offices in New York, Los Angeles, London, Singapore, Frankfurt, Luxembourg, Mumbai and Hong Kong. As of December 31, 2009, Apollo had assets under management in excess of $53 billion invested in private equity, capital markets and real estate. Apollo owns a controlling interest in Prestige Cruises International, Inc. which operates through two distinct upscale brands, Oceania Cruises and Regent Seven Seas Cruises.

TPG

TPG is a leading private investment firm with more than $48 billion of assets under management as of December 31, 2009. The firm was founded in 1992 and is led by David Bonderman and James G. Coulter. Through its global buyout platform, TPG Capital, the firm generally makes significant investments in companies through acquisitions and restructurings across a broad range of industries throughout North America, Europe, Asia and Australia. Notable investments include Alltel, Burger King, Continental, Fairmont Raffles, Harrah’s Entertainment, Hotwire, J. Crew, Neiman Marcus, Sabre, Seagate, Texas Genco, Energy Future Holdings (formerly TXU) and Univision.

Genting HK

Genting HK was founded in 1993 and is the leading cruise line in the Asia-Pacific region. It has its headquarters in Hong Kong, with offices in Asia, Australia, Europe, United Arab Emirates and the U.S., and is represented in more than 20 locations worldwide. Genting HK currently operates five ships, which offer various cruise itineraries in the Asia-Pacific region.

Ownership Structure

The following chart summarizes our corporate structure:

(1)	NCL Corporation Ltd. is the issuer of the Notes and the borrower under the New Revolving Credit Facility.
(2)	Certain other subsidiaries of NCL International, Ltd. and NCL America Holdings, LLC. have been excluded in this presentation.
(3)	Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited own the ships that are included in the collateral and provide guarantees for both the Notes and the New Revolving Credit Facility.
(4)	In 2008 Pride of Hawai’i was re-flagged and renamed Norwegian Jade.
(5)	Face value, as of March 31, 2010.

Additional Information

NCL Corporation Ltd. is a company incorporated under the laws of Bermuda. Our registered offices are located at Milner House, 18 Parliament Street, Hamilton HM 12, Bermuda. Our principal executive offices are located at 7665 Corporate Center Drive Miami, Florida 33126. Our telephone number is (305) 436-4000. Our website is www.ncl.com. The information that appears on our website is not part of, and is not incorporated by reference into, this prospectus.

Risk Factors

Despite our competitive strengths discussed elsewhere in this prospectus, investing in our Notes involves substantial risk. In addition, our ability to execute our strategy is subject to certain risks. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. You should carefully consider all the information in this prospectus, including matters set forth under the heading “Risk Factors.”

Recent Developments

Refinancing Transactions.

In connection with the consummation of the offering of the Old Notes, we entered into the New Revolving Credit Facility, with a borrowing capacity of up to $750.0 million, including up to $150.0 million of borrowing capacity available for letters of credit. The New Revolving Credit Facility is guaranteed by our subsidiaries, Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited and all obligations under the New Revolving Credit Facility and the related guarantees are secured by the same collateral securing the guarantees of the Notes (plus pledges of ordinary shares or similar items of the Guarantors), namely, four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn as well as all earnings, proceeds of insurance and certain other interests related to those ships. An intercreditor agreement governs the priority of interests in the collateral among the lenders under the New Revolving Credit Facility and the holders of the Notes and provides that certain decisions regarding the collateral will initially be controlled exclusively by the collateral agent for the New Revolving Credit Facility. See “Description of Other Indebtedness” for a more detailed description of the terms of the New Revolving Credit Facility.

The net proceeds received from the offering of the Old Notes and from the initial borrowings under the New Revolving Credit Facility were used to, among other things: (i) effect the refinancing of our then existing $300.0 million senior secured term loan and $500.0 million senior secured revolving credit facility, together the then existing $800.0 million senior secured credit facility, dated July 7, 2004, as amended (of which approximately $450.0 million was outstanding), and our $610.0 million senior secured revolving credit facility, dated December 22, 2006, as amended, including the payment of any fees, (ii) pay other transaction fees and expenses and (iii) make partial paydowns of other debt. See “Use of Proceeds.”

As used in this prospectus, the term “Refinancing Transactions” refers to the offering of the Old Notes, the entry into the New Revolving Credit Facility and the use of proceeds therefrom as described above and in “Use of Proceeds.”

Summary of the Terms of the Exchange Offer

In connection with the closing of the offering of the Old Notes, we entered into a registration rights agreement (as more fully described below) with the initial purchasers of the Old Notes. You are entitled to exchange in the exchange offer your Old Notes for Exchange Notes which are identical in all material respects to the Old Notes except that:

•	the Exchange Notes have been registered under the Securities Act and will be freely tradable by persons who are not affiliated with us;

•	the Exchange Notes are not entitled to registration rights which are applicable to the Old Notes under the registration rights agreement; and

•	our obligation to pay additional interest on the Old Notes due to the failure to consummate the exchange offer by a prior date does not apply to the Exchange Notes.

The Exchange Offer	We are offering to exchange up to $450,000,000 aggregate principal amount of our registered 11.75% Senior Secured Notes Due 2016 and the guarantees thereof, for a like principal amount of our 11.75% Senior Secured Notes Due 2016 and the guarantees thereof, which were issued on November 12, 2009. Old Notes may be exchanged only in denominations of $2,000 and integral multiples of $1,000.

Resales	Based on an interpretation by the staff of the SEC set forth in no-action letters issued to third parties, we believe that the Exchange Notes issued pursuant to the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by you (unless you are our “affiliate” within the meaning of Rule 405 under the Securities Act) without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that you:

•	are acquiring the Exchange Notes in the ordinary course of business; and

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have not engaged in, do not intend to engage in, and have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in, a distribution of the Exchange Notes.

In addition, each participating broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer in exchange for Old Notes that were acquired as a result of market-making or other trading activity must also acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (ii) will deliver a prospectus in connection with any resale of the Exchange Notes. For more information, see “Plan of Distribution.”

Any holder of Old Notes, including any broker-dealer, who

•	is our affiliate,

•	does not acquire the Exchange Notes in the ordinary course of its business, or

•	tenders in the exchange offer with the intention to participate, or for the purpose of participating, in a distribution of Exchange Notes,

cannot rely on the position of the staff of the SEC expressed in Exxon Capital Holdings Corporation, Morgan Stanley & Co., Incorporated or similar no-action letters and, in the absence of an exemption, must comply with the registration and prospectus delivery requirements of the Securities Act in connection with the resale of the Exchange Notes.

Expiration Date; Withdrawal of Tenders	The exchange offer will expire at 5:00 p.m., New York City time, on June 25, 2010, or such later date and time to which we extend it. We do not currently intend to extend the expiration date. A tender of Old Notes pursuant to the exchange offer may be withdrawn at any time prior to the expiration date. Any Old Notes not accepted for exchange for any reason will be returned without expense to the tendering holder promptly after the expiration or termination of the exchange offer.

Conditions to the Exchange Offer	The exchange offer is subject to customary conditions, some of which we may waive. For more information, see “The Exchange Offer—Certain Conditions to the Exchange Offer.”

Procedures for Tendering Old Notes	If you wish to accept the exchange offer, you must complete, sign and date the accompanying letter of transmittal, or a copy of the letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must also mail or otherwise deliver the letter of transmittal, or the copy, together with the Old Notes and any other required documents, to the exchange agent at the address set forth on the cover of the letter of transmittal. If you hold Old Notes through The Depository Trust Company (“DTC”) and wish to participate in the exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC, by which you will agree to be bound by the letter of transmittal.

By signing or agreeing to be bound by the letter of transmittal, you will represent to us that, among other things:

•	any Exchange Notes that you receive will be acquired in the ordinary course of your business;

•	you have no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the Exchange Notes;

•

if you are a broker-dealer that will receive Exchange Notes for your own account in exchange for Old Notes that were acquired as a result of market-making activities, that you (i) have not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute Exchange Notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of the Exchange Notes; and

•

you are not our “affiliate” as defined in Rule 405 under the Securities Act, or, if you are an affiliate, you will comply with any applicable registration and prospectus delivery requirements of the Securities Act.

Guaranteed Delivery Procedures	If you wish to tender your Old Notes and your Old Notes are not immediately available or you cannot deliver your Old Notes, the letter of transmittal or any other documents required by the letter of transmittal or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date, you must tender your Old Notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offer—Guaranteed Delivery Procedures.”

Effect on Holders of Old Notes	As a result of the making of, and upon acceptance for exchange of all validly tendered Old Notes pursuant to the terms of, the exchange offer, we will have fulfilled a covenant contained in the registration rights agreement and, accordingly, we will not be obligated to pay additional interest as described in the registration rights agreement. If you are a holder of Old Notes and do not tender your Old Notes in the exchange offer, you will continue to hold such Old Notes and you will be entitled to all the rights and limitations applicable to the Old Notes in the indenture, except for any rights under the registration rights agreement that by their terms terminate upon the consummation of the exchange offer.

Consequences of Failure to Exchange	All untendered Old Notes will continue to be subject to the restrictions on transfer provided for in the Old Notes and in the indenture. In general, the Old Notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offer, we do not currently anticipate that we will register the Old Notes under the Securities Act.

Material Tax Consequences	The exchange of Old Notes for Exchange Notes in the exchange offer should not be a taxable event for U.S. federal income tax purposes. For more information, see “Material U.S. Tax Consequences.” See also “Material Bermuda Tax Consequences.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of the Exchange Notes in the exchange offer.

Registration Rights Agreement	We entered into a registration rights agreement with the initial purchasers of the Notes on November 12, 2009. The registration rights agreement requires us to file this exchange offer registration statement and contains customary provisions with respect to registration procedures, indemnity and contribution rights.

Exchange Agent	U.S. Bank National Association is the exchange agent for the exchange offer. The address and telephone number of the exchange agent are set forth in the section captioned “The Exchange Offer—Exchange Agent.”

Summary of the Terms of the Exchange Notes

The following summary highlights all material information contained elsewhere in this prospectus but does not contain all the information that you should consider before participating in the exchange offer. We urge you to read this entire prospectus, including the “Risk Factors” section, the “Description of Notes” section and our consolidated financial statements and related notes.

Issuer	NCL Corporation Ltd.

Exchange Notes Offered	$450,000,000 aggregate principal amount of 11.75% Senior Secured Notes Due 2016.

Maturity Date	The Exchange Notes will mature on November 15, 2016.

Interest Rate	The Exchange Notes will bear interest at a rate per annum equal to 11.75% per annum.

Interest Payment Dates	Interest on the Exchange Notes will be payable on May 15 and November 15 of each year, beginning on May 15, 2010.

Collateral	The guarantees of the Exchange Notes, like the guarantees of the Old Notes, will be secured by first-priority mortgage liens on four of our ships, the Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn (collectively, the “Collateral Ships”), and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to the Collateral Ships, in each case subject to certain exceptions and permitted liens.

The collateral securing the guarantees of the Notes is the same as the collateral securing the New Revolving Credit Facility (other than pledges of ordinary shares or similar items of the Guarantors). The liens securing the guarantees of the Notes offered hereby are pari passu in priority to the liens on the collateral securing the New Revolving Credit Facility.

The value of collateral at any time will depend on market and other economic conditions, including the availability of suitable buyers for the collateral. The liens on the collateral may be released without the consent of the holders of Notes if collateral is disposed of in a transaction that complies with the indenture and security documents, including in accordance with the provisions of an intercreditor agreement to be entered into relating to the collateral. In the event of a liquidation of the collateral, the proceeds may not be sufficient to satisfy the obligations under the Notes. See “Description of Notes—Security for the Notes and Subsidiary Guarantees.”

Guarantees	The Exchange Notes, like the Old Notes, will be jointly and severally, fully and unconditionally guaranteed by our subsidiaries that wholly own the Collateral Ships, Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, subject to certain exceptions as described herein. See “Description of Notes—Security for the Notes and Subsidiary Guarantees.”

Our subsidiaries that do not guarantee the Notes represented 66.1%, 67.6% and 63.4%, respectively, of our Net Revenue, Ship Contribution and Capacity Days for the twelve-month period ended March 31, 2010. In addition, these subsidiaries that are not Guarantors represented 59.0% and 67.2%, respectively, of our assets and liabilities (excluding amounts due to affiliates and including all debt guaranteed by our subsidiaries that are not Guarantors) as of March 31, 2010. We refer you to our unaudited consolidated financial statements, Note 10, “Guarantor Subsidiaries.”

Ranking	The Exchange Notes, like the Old Notes, and the guarantees will constitute our senior debt and the Guarantors’ senior secured debt, respectively. They will rank:

•	equally in right of payment with all of our and the Guarantors’ existing and future senior debt, including amounts outstanding under the New Revolving Credit Facility;

•

effectively senior to all of our and the Guarantors’ existing and future senior unsecured debt, to the extent of the value of the collateral securing the guarantees of the Notes and the New Revolving Credit Facility;

•	senior in right of payment to all of our and the Guarantors’ existing and future subordinated debt; and

•

structurally subordinated to all existing and future indebtedness and other liabilities (including trade payables) of our subsidiaries that are not Guarantors (other than indebtedness and liabilities owed to us or one of the Guarantors, if any).

As of March 31, 2010, we and the Guarantors had $923.2 million in aggregate principal amount, face value, of outstanding indebtedness secured by the Collateral Ships and a first-priority security interest in all earnings, insurance proceeds and other assets related to the Collateral Ships (and, with respect to the New Revolving Credit Facility only, pledges of ordinary shares or similar items of the Guarantors) of which $478.3 million was outstanding under the New Revolving Credit Facility with $271.7 million still available to draw thereunder; and

In addition, of the $2,492.2 million in aggregate principal amount, face value, of indebtedness that was outstanding at March 31, 2010, our subsidiaries that are not Guarantors issued or guaranteed total indebtedness of $1,569.0 million (excluding amounts due to affiliates and including all debt issued or guaranteed by our subsidiaries that are not Guarantors), 100% of which was secured. See “Description of Notes—Ranking.”

Intercreditor Agreement

The trustee under the indenture governing the Notes and the collateral agent under our New Revolving Credit Facility will enter into an intercreditor agreement as to the relative priorities of their respective security interests in the Guarantors’ assets securing the guarantees of the Notes and the borrowings under our New Revolving Credit Facility and certain other matters relating to the administration of security interests. See “Description of Notes—Security for the Notes and Subsidiary Guarantees—Intercreditor Agreement” and “Description of Other Indebtedness—New Revolving Credit Facility.”

Optional Redemption	We may redeem the Notes, in whole or in part, at any time on or after November 15, 2013 at the redemption prices set forth in this prospectus. Prior to November 15, 2013, we may also redeem the Notes, in whole or in part, at a price equal to 100% of the principal amount of the Notes redeemed plus any accrued and unpaid interest thereon and a “make-whole” premium. See “Description of Notes—Optional Redemption.”

Optional Redemption After Certain Equity Offerings	At any time before November 15, 2012, we may redeem up to 35% of the aggregate principal amount of Notes issued with the net proceeds of certain equity offerings, so long as:

•	we pay 111.75% of the principal amount of the Notes, plus accrued and unpaid interest, if any, to the date of redemption;

•	we redeem the Notes within 90 days of completing the equity offering; and

•	at least 65% of the aggregate principal amount of Notes issued remains outstanding afterwards.

See “Description of Notes—Optional Redemption.”

Tax Redemption	If certain changes in the law of any relevant Tax Jurisdiction (as defined in “Description of Notes—Additional Amounts”) become effective that would impose withholding taxes or other deductions on the payments on the Notes, the Issuer may re-deem the Notes in whole, but not in part, at any time, at a redemption price of 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts (as defined in “Description of Notes”), (if any), which otherwise would be payable to the date of redemption. See “Description of Notes—Redemption for Changes in Taxes.”

Change of Control	If we experience a change of control (as defined in the indenture governing the Notes), we must give the holders of the Notes the opportunity to sell us their Notes at 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Change of Control.”

Collateral Asset Sale Proceeds

If we or our subsidiaries engage in asset sales of collateral, we generally must either invest the net cash proceeds from such collateral asset sales in our business within a specific period of time, prepay our or the Guarantors’ debt secured by the collateral on a pari passu basis or make an offer to purchase a principal amount of the Notes equal to the excess net cash proceeds. The purchase price of the Notes will be 100% of their principal amount plus accrued and unpaid interest, if any. See “Description of Notes—Certain Covenants—Asset Sales.”

Certain Covenants	The indenture governing the Notes will, among other things, limit our ability and the ability of our restricted subsidiaries to:

•	incur additional indebtedness or issue certain preferred shares;

•	create liens on certain assets to secure debt;

•	pay dividends or make other equity distributions;

•	purchase or redeem capital stock;

•	make certain investments;

•	sell certain assets;

•	agree to any restrictions on the ability of our restricted subsidiaries to make payments to us;

•	consolidate, merge, sell or otherwise dispose of all or substantially all our assets;

•	engage in certain transactions with affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

These covenants are subject to important exceptions and qualifications as described under “Description of Notes—Certain Covenants.”

Risk Factors

Investment in the Notes involves substantial risks. See “Risk Factors” immediately following this summary for a discussion of certain risks relating to an investment in the Notes.

Summary Historical Consolidated Financial and Operating Data of

NCL Corporation Ltd.

The summary consolidated financial and operating data presented in the tables below should be read in conjunction with “Selected Historical Financial and Other Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. In the table below, the summary historical consolidated financial data as of December 31, 2009, 2008 and 2007 and for each of the three years in the period ended December 31, 2009 have been derived from our audited financial statements included elsewhere in this prospectus. In addition, the consolidated balance sheets as of March 31, 2010 and December 31, 2009 and the related consolidated statements of operations and of cash flows for each of the three month periods ended March 31, 2010 and 2009 and notes thereto have been derived from unaudited financial statements also appearing herein. The data as of and for the three months ended, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim period. Historical results are not necessarily indicative of results that may be expected for any future period.

NCL Corporation Ltd.

Summary Historical Consolidated Financial and Operating Data

	Three Months ended March 31,		Years ended December 31,
(in thousands)	2010	2009	2009	2008	2007
Statement of operations data
Revenue
Passenger ticket	$279,032	$283,148	$1,275,844	$1,501,646	$1,575,851
Onboard and other	137,470	141,307	579,360	604,755	601,043

Total revenue	416,502	424,455	1,855,204	2,106,401	2,176,894

Cruise operating expense
Commissions, transportation and other	63,937	66,949	311,308	341,936	434,749
Onboard and other	32,822	35,436	158,330	182,817	204,768
Payroll and related	77,024	82,263	318,154	377,208	436,843
Fuel	47,338	32,528	162,683	258,262	193,173
Food	24,751	29,992	118,899	126,736	120,633
Other	48,292	63,082	220,080	291,522	306,853

Total cruise operating expense	294,164	310,250	1,289,454	1,578,481	1,697,019

Other operating expense
Marketing, general and administrative	64,199	63,303	241,676	299,827	287,093
Depreciation and amortization	37,857	37,984	152,700	162,565	148,003
Impairment loss(1)	—	—	—	128,775	2,565

Total operating expense	102,056	101,287	394,376	591,167	437,661

Operating income (loss)	20,282	12,918	171,374	(63,247)	42,214

Non-operating income (expense)
Interest income	28	348	836	2,796	1,384
Interest expense, net of capitalized interest	(35,839)	(25,412)	(115,350)	(152,364)	(175,409)
Other income (expense)(2)	(603)	17,335	10,373	1,012	(95,151)

Total non-operating income (expense)	(36,414)	(7,729)	(104,141)	(148,556)	(269,176)

Net income (loss)	$(16,132)	$5,189	$67,233	$(211,803)	$(226,962)

(in thousands, except Other data (other than capital expenditures and EBITDA/Adjusted EBITDA data))	As of or for the three months ended March 31,		As of or for the years ended December 31,
	2010	2009	2009	2008	2007
Balance sheet data (at end of period)
Cash and cash equivalents	$90,489	$151,436	$50,152	$185,717	$40,291
Advance ticket sales	320,213	283,634	255,432	250,638	332,802

Total assets	4,824,284	4,755,748	4,811,348	5,047,141	5,033,698
Total debt	2,492,164	2,595,572	2,557,691	2,656,501	3,169,060
Total liabilities	3,133,853	3,209,162	3,106,797	3,497,342	3,798,172
Total shareholders’ equity	1,690,431	1,546,586	1,704,551	1,549,799	1,235,526
Cash flow data
Net cash provided by (used in) operating activities	133,131	4,083	50,726	(23,297)	36,331
Net cash used in investing activities	(26,187)	(56,076)	(166,573)	(166,236)	(581,578)
Net cash provided by (used in) financing activities	(66,607)	17,712	(19,718)	334,959	522,008
Other data(3)
Passenger Cruise Days	2,144,546	2,263,459	9,243,154	9,503,839	9,857,946
Capacity Days	1,988,280	2,117,520	8,450,980	8,900,816	9,246,715
Load Factor	107.9%	106.9%	109.4%	106.8%	106.6%
Gross Yield(4)	$209.48	$200.45	$219.53	$236.65	$235.42
Net Yield(4)	$160.81	$152.10	$163.95	$177.70	$166.26
Ship Contribution(5)	122,338	114,205	565,750	527,920	479,875
EBITDA(6)	58,139	50,902	324,074	228,093	192,782
Adjusted EBITDA(7)	59,525	53,658	332,533	285,950	189,442
Capital Expenditures—Maintenance	9,153	5,031	27,290	56,200	36,239
Capital Expenditures—Newbuild	17,371	51,079	134,548	107,407	546,598

Twelve Months ended March 31, 2010
Adjusted EBITDA to Fixed Charges(7)	2.4x

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer your to our audited consolidated financial statements, Note 3 “Property and Equipment”) and in 2007, an impairment loss was recorded as a result of a write-down of $2.6 million relating to the sale of Oceanic, formerly known as Independence.
(2)	For the three months ended March 31, 2010 and 2009, such amount includes an interest rate swap and foreign currency (losses) of $(0.9) million offset by fuel derivative gains of $0.3 million and foreign currency translation gains of $15.4 million, respectively, and for the years ended December 31, 2009, 2008 and 2007, such amount includes foreign currency translation gains (losses) of $9.6 million, $101.8 million and $(94.5) million, respectively, primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these foreign currency gains (losses) were substantially offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(3)	We use certain non-GAAP financial measures, such as EBITDA, Adjusted EBITDA, Ship Contribution, Gross Yield, Net Yield and Net Revenue to enable us to analyze our performance. We utilize these financial measures to manage our business on a day-to-day basis and believe that they are the most relevant measures of our performance and some of these measures are commonly used in the cruise industry to measure performance. Our use of non-GAAP financial measures may not be comparable to other companies within our industry. We refer you to “Terms Used in This Prospectus.”

(4)	The following table is a reconciliation of total revenue to Net Revenue, Gross Yield and Net Yield:

(in thousands, except Capacity Days and Yield data)	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009	2008	2007
Passenger ticket revenue	$279,032	$283,148	$1,275,844	$1,501,646	$1,575,851
Onboard and other revenue	137,470	141,307	579,360	604,755	601,043

Total revenue	416,502	424,455	1,855,204	2,106,401	2,176,894
Less:
Commissions, transportation and other expense	63,937	66,949	311,308	341,936	434,749
Onboard and other expense	32,822	35,436	158,330	182,817	204,768

Net Revenue	$319,743	$322,070	$1,385,566	$1,581,648	$1,537,377

Capacity Days	1,988,280	2,117,520	8,450,980	8,900,816	9,246,715
Gross Yield	$209.48	$200.45	$219.53	$236.65	$235.42
Net Yield	$160.81	$152.10	$163.95	$177.70	$166.26

(5)	The following table is a reconciliation of total revenue to Ship Contribution:

	Three Months ended March 31,		Years ended December 31,
(in thousands)	2010	2009	2009	2008	2007
Total revenue	$416,502	$424,455	$1,855,204	$2,106,401	$2,176,894
Less:
Total Cruise Operating Expense	294,164	310,250	1,289,454	1,578,481	1,697,019

Ship Contribution	$122,338	$114,205	$565,750	$527,920	$479,875

(6)	We define EBITDA as earnings before interest, other income (expense) including taxes, impairment losses and depreciation and amortization and it is used by management to measure operating performance of the business. Management believes EBITDA, when considered along with other performance measures, is a useful measure as it reflects certain operating drivers of our business, such as sales growth, operating costs, marketing, general and administrative expenses and other operating income and expense. EBITDA is also one of the measures used by us to calculate incentive compensation for management-level employees. While EBITDA is not a recognized measure under GAAP, management uses this financial measure to evaluate and forecast our business performance. This non-GAAP financial measure has certain material limitations, including:

•

It does not include net interest expense. As we have borrowed money for general corporate purposes, interest expense is a necessary element of our costs and ability to generate profits and cash flows; and

•	It does not include depreciation and amortization expense. As we use capital assets, depreciation and amortization are necessary elements of our costs and ability to generate profits and cash flows.

Management compensates for these limitations by using EBITDA as only one of several measures for evaluating our business performance. In addition, capital expenditures, which impact depreciation and amortization, interest expense and income tax expense, are reviewed separately by management. Management believes EBITDA can provide a more complete understanding of the underlying operating results and trends and an enhanced overall understanding of our financial performance and prospects for the future. EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments. Our use of EBITDA may not be comparable to other companies within our industry.

See footnote (7) for a reconciliation of net income (loss) to EBITDA.

(7)	See “Covenant Compliance” below for our reasons for presenting Adjusted EBITDA and the ratio of Adjusted EBITDA to Fixed Charges, a reconciliation of net income (loss) to EBITDA to Adjusted EBITDA, and qualifications as to the use of Adjusted EBITDA and Fixed Charges, which are not recognized terms under GAAP.

Covenant Compliance

The instruments that govern our indebtedness contain, among other provisions, restrictive covenants and incurrence tests regarding indebtedness, payments and distributions, mergers and acquisitions, asset sales, affiliate transactions and the maintenance of certain financial ratios. Payment of borrowings under the instruments governing our indebtedness may be accelerated if there is an event of default. Events of default may include the failure to pay principal and interest when due, a material breach of representation or warranty, most covenant defaults, events of bankruptcy and a change of control. Certain covenants in the indenture governing the Notes will restrict our ability to incur additional debt or make certain acquisitions, subject to various exceptions, if we are unable to meet a ratio of Adjusted EBITDA to Fixed Charges (measured on a trailing four-quarter basis) of at least 2.0 to 1.0. See “Description of Notes—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” “Description of Notes—Certain Definitions—Fixed Charges” and “Description of Notes—Certain Definitions—Fixed Charge Coverage Ratio.”

We define Adjusted EBITDA as EBITDA with supplemental adjustments as permitted by the indenture governing the Notes in connection with the calculation of our ratio of Adjusted EBITDA to Fixed Charges. Fixed Charges are as defined in the indenture governing the Notes. We believe that the inclusion of the supplemental adjustments applied in calculating Adjusted EBITDA for purposes of such ratio is appropriate to provide additional information to investors to assess our ability to incur additional secured indebtedness in the future. You are encouraged to evaluate each adjustment and the reasons we consider them appropriate for supplemental analysis. In evaluating Adjusted EBITDA, you should be aware that in the future we may incur expenses similar to the adjustments in this presentation. Our presentation of Adjusted EBITDA should not be construed as an inference that our future results will be unaffected by unusual or non-recurring items.

Adjusted EBITDA and Fixed Charges are not defined terms under GAAP. Adjusted EBITDA differs from the term “EBITDA” as it is commonly used. Adjusted EBITDA is not intended to be a measure of liquidity or cash flows from operations or measures comparable to net income as it does not take into account certain requirements such as capital expenditures and related depreciation, principal and interest payments and tax payments, and it is subject to certain additional adjustments as permitted under the indenture governing the Notes. Fixed Charges should not be considered an alternative to interest expense. Our use of Adjusted EBITDA and Fixed Charges may not be comparable to other companies within our industry.

The following table is a reconciliation of net income (loss) to EBITDA to Adjusted EBITDA:

	Three Months ended March 31,		Years ended December 31,
(in thousands)	2010	2009	2009	2008	2007
Net income (loss)	$(16,132)	$5,189	$67,233	$(211,803)	$(226,962)
Interest, net	35,811	25,064	114,514	149,568	174,025
Depreciation and amortization	37,857	37,984	152,700	162,565	148,003
Impairment loss	—	—	—	128,775	2,565
Other (income) expense(a)	603	(17,335)	(10,373)	(1,012)	95,151

EBITDA	58,139	50,902	324,074	228,093	192,782

Legal fees and settlements(b)	—	1,500	1,500	12,723	1,255
Severance costs(c)	—	—	—	10,840	—
Supplemental P&I insurance call	—	266	1,015	5,886	(2,176)
NCLA shutdown costs(d)	—	—	—	14,119	—
Norwegian Sky Start-Up Expenses(e)	—	—	—	8,504	—
Consulting fees	—	—	—	8,378	—
Other(f)	1,386	990	5,944	(2,593)	(2,419)

Adjusted EBITDA	$59,525	$53,658	$332,533	$285,950	$189,442

(a)	Includes taxes, (gains)/losses on currency, debt translation and derivatives and other (income) expense.
(b)	Includes a claim related to the S.S. Norway incident and legal fees for credit facility amendments and the cancellation of a newbuild ship order.
(c)	Costs related to a severance agreement with one of our former executives.
(d)	Costs in connection with the Hawaii restructuring, which were reimbursed by Genting HK pursuant to the RDA (as described in “Certain Relationships and Related Party Transactions”).
(e)	Costs incurred from the reflagging of Pride of Aloha from the U.S.-flagged fleet to the international fleet as Norwegian Sky.
(f)	Includes insurance claim recoveries and non-cash pension costs and beginning in 2009 management equity grants. Also includes costs related to a mechanical failure on one of our ships in the fourth quarter of 2009.

Ratio of Earnings to Fixed Charges

The following table sets forth the ratio of earnings to fixed charges for each of the periods presented. In calculating this ratio, we take earnings to consist of income before the cumulative effect of a change in accounting principle plus fixed charges and exclude capitalized interest. Fixed charges include gross interest expense, amortization of deferred financing expenses and an amount equivalent to interest included in rental charges. We have assumed that one-third of rental expense is representative of the interest factor.

	Three Months ended March 31,		Years Ended December 31,
	2010	2009	2009	2008	2007	2006	2005
Ratio of earnings to fixed charges	*	1.1x	1.4x	*	*	*	*

(*)	Additional earnings to cover fixed charges of $20.6 million, $225.4 million, $245.1 million, $153.6 million and $14.8 million was necessary for the three months ended March 31, 2010, the years ended December 31, 2008, 2007, 2006 and 2005, respectively.

RISK FACTORS

Investing in the Exchange Notes in this exchange offer involves a high degree of risk. In addition to the other information contained in this prospectus, you should carefully consider the following risk factors in evaluating us and our business before participating in the exchange offer. If any of the risks discussed below actually occur, our business, financial condition, results of operations and cash flows could be materially adversely affected, which in turn could adversely affect our ability to pay the Notes. If this were to occur, you may lose all or part of your original investment. In connection with the forward-looking cautionary statements that appear in this prospectus, you should also carefully review the cautionary statement referred to under “Disclosure Regarding Forward-Looking Statements.”

Risks Related to an Investment in the Notes

The Notes will be structurally subordinated to all liabilities of our subsidiaries that are not Guarantors.

Although the Notes are guaranteed by the Guarantors, the Notes are structurally subordinated to indebtedness and other liabilities (including trade payables) of our subsidiaries that are not Guarantors. Therefore, the claims of creditors of our subsidiaries that are not Guarantors, including trade creditors, will have priority as to the assets of these subsidiaries. As of March 31, 2010, our subsidiaries that are not Guarantors had $1,569.0 million of outstanding indebtedness (excluding amounts due to affiliates and including all debt issued or guaranteed by our subsidiaries that are not Guarantors). In the event of a bankruptcy, liquidation or reorganization of any subsidiaries that are not Guarantors, these subsidiaries will pay the holders of their debts, holders of preferred equity interests and their trade creditors before they will be able to distribute any of their assets to us. These subsidiaries are separate and distinct legal entities and have no obligation, contingent or otherwise, to pay any amounts due pursuant to the Notes, or to make any funds available therefore, whether by dividends, loans, distributions or other payments. Any right that we have to receive any assets of any of these subsidiaries upon their liquidation or reorganization, and the consequent rights of holders of Notes to realize proceeds from the sale of any of those subsidiaries’ assets, will be effectively subordinated to the claims of those subsidiaries’ creditors, including trade creditors and holders of preferred equity interests of those subsidiaries.

The Notes are obligations of a holding company that has no independent operations and is dependent on its subsidiaries for cash.

As a holding company, our investments in our operating subsidiaries constitute all of our operating assets. Our subsidiaries generally conduct all of our consolidated operations and own substantially all of our consolidated assets. As a result, we must rely on dividends and other advances and transfers of funds from our subsidiaries to meet our debt service and other obligations. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on their respective results of operations and may be restricted by, among other things, applicable laws limiting the amount of funds available for payment of dividend and agreements of those subsidiaries.

The guarantees will be secured only to the extent of the value of the assets that have been granted as security for the guarantees, which may not be sufficient to satisfy the Guarantors’ obligations under the guarantees.

The fair market value of the collateral is subject to fluctuations based on factors that include, among others, our ability to implement our business strategy, the ability to sell the collateral in an orderly sale, general economic conditions, the availability of buyers and similar factors. In addition, courts could limit recoverability if they apply non-New York law to a proceeding and deem a portion of the interest claim usurious in violation of public policy. The amount to be received upon a sale of any collateral would be dependent on numerous factors, including but not limited to the actual fair market value of the collateral at such time, general, market and economic conditions and the timing and the manner of the sale.

In addition, the collateral securing the guarantees will be subject to liens permitted under the terms of the indenture governing the Notes and the intercreditor agreement, whether arising on or after the date the Notes are issued. The existence of any permitted liens could adversely affect the value of the collateral securing the guarantees, as well as the ability of the collateral agent to realize or foreclose on such collateral.

There also can be no assurance that the collateral will be saleable and, even if saleable, the timing of its liquidation is uncertain. To the extent that liens, rights or easements granted to third parties encumber assets located on property owned by us, such third parties have or may exercise rights and remedies with respect to the property subject to such liens that could adversely affect the value of the collateral and the ability of the collateral agent to realize or foreclose on the collateral. By its nature, some or all of the collateral may be illiquid and may have no readily ascertainable market value. In the event that a bankruptcy case is commenced by or against us, if the value of the collateral is less than the amount of principal and accrued and unpaid interest on the Notes and all other senior secured obligations, interest may cease to accrue on the Notes from and after the date the bankruptcy petition is filed. In the event of a foreclosure, liquidation, bankruptcy or similar proceeding, we cannot assure you that the proceeds from any sale or liquidation of the collateral will be sufficient to pay the obligations due under the guarantees.

In addition, not all of our assets secure the guarantees. See “Description of Notes—Security for the Notes and Subsidiary Guarantees.” For example, the collateral will not include, among other things, any property or assets not owned by the Guarantors, including our equity interests in the Guarantors and in our other subsidiaries.

To the extent that the claims of the holders of the Notes exceed the value of the assets securing the guarantees of the Notes and other liabilities, those claims will rank equally with the claims of the holders of our outstanding unsecured Notes and any other indebtedness ranking pari passu with those unsecured Notes. As a result, if the value of the assets pledged as security for the guarantees of the Notes and other liabilities is less than the value of the claims of the holders of the Notes and other liabilities, those claims may not be satisfied in full before the claims of our unsecured creditors are paid.

The Notes and the guarantees will not be secured by a pledge of the capital stock or similar items of the Guarantors.

The Notes and the guarantees will not be secured by a pledge of any such capital stock or similar items. As a result, it may be more difficult, costly and time-consuming for holders of the Notes to foreclose on the assets of a Guarantor than to foreclose on its capital stock or other securities, so the proceeds realized upon any such foreclosure could be less than those that would have been received upon any sale of the capital stock or other similar items of such Guarantor. Moreover, the New Revolving Credit Facility will be secured on a first-priority basis by a pledge of any capital stock or similar items of the Guarantors that will be excluded from the collateral securing the guarantees of the Notes. The proceeds of the capital stock or similar items of the Guarantors, if any, will not be available to repay the Notes.

Even though the holders of the Notes will benefit from a first-priority lien on the collateral that secures our New Revolving Credit Facility, the representative of the lenders under the New Revolving Credit Facility will initially control actions with respect to that collateral.

The rights of the holders of the Notes with respect to the collateral that will secure the Notes and the guarantees on a first-priority basis will be subject to a first lien intercreditor agreement among all holders of obligations secured by that collateral on a first-priority basis, including the obligations under our New Revolving Credit Facility. Under the first lien intercreditor agreement, any actions that may be taken with respect to such collateral, including the ability to cause the commencement of enforcement proceedings against such collateral, to control such proceedings and to approve amendments to releases of such collateral from the lien of, and waive past defaults under, such documents relating to such collateral, will be at the direction of the authorized representative of the lenders under our New Revolving Credit Facility (i) until 180 days after the occurrence of an event of default under the indenture governing the Notes, if the authorized representative of the holders of the Notes represents the largest outstanding principal amount of indebtedness secured by a first-priority lien on the collateral (other than our New Revolving Credit Facility) and has complied with the applicable notice provisions (the “Enforcement Date”), and (ii) from and after 180 days after the Enforcement Date, provided that the authorized representative of the holders of the Notes has not commenced an enforcement action with respect to the collateral or the grantor of the security interest in that collateral (whether our Company or the applicable subsidiary guarantor) or is not then a debtor under or with respect to (or otherwise subject to) an insolvency or liquidation proceeding. Nordea Bank Norge ASA, the administrative agent under our New Revolving Credit Facility, is also the collateral agent for that facility and will initially be the collateral agent for the noteholders as well.

In addition, the New Revolving Credit Facility permits and the indenture will permit us to issue additional series of Notes or other debt that also have a first-priority lien on the same collateral, subject to restrictions. At any time that the representative of the lenders under our New Revolving Credit Facility does not have the right to take actions with respect to the collateral pursuant to the first lien intercreditor agreement, that right passes to the authorized representative of the holders of the next largest outstanding principal amount of indebtedness secured by a first-priority lien on the collateral. If we issue additional first lien Notes or other debt in the future in a greater principal amount than the Notes, then the authorized representative for those additional Notes or other debt would be next in line to exercise rights under the first lien intercreditor agreement, rather than the authorized representative for the Notes.

Under the intercreditor agreement, the authorized representative of the holders of the Notes may not object following the filing of a bankruptcy petition to any debtor-in-possession financing or to the use of the shared collateral to secure that financing, subject to conditions and limited exceptions. After such a filing, the value of this collateral could materially deteriorate, and holders of the Notes would be unable to raise an objection.

The collateral that will secure the guarantees of the Notes on a first-priority basis will also be subject to any and all exceptions, defects, encumbrances, liens and other imperfections as may be accepted by the authorized representative of the lenders under our New Revolving Credit Facility during any period that such authorized representative controls actions with respect to the collateral pursuant to the intercreditor agreement. The existence of any such exceptions, defects, encumbrances, liens and other imperfections could adversely affect the value of the collateral securing the guarantees of the Notes as well as the ability of the collateral agent to realize or foreclose on such collateral for the benefit of the holders of the Notes. The initial purchasers have neither analyzed the effect of, nor participated in any negotiations relating to, such exceptions, defects, encumbrances, liens and imperfections, and the existence thereof could adversely affect the value of the collateral that will secure the guarantees of the Notes as well as the ability of the collateral agent to realize or foreclose on such collateral for the benefit of the holders of the Notes.

We will in most cases have control over the collateral, and the sale of particular assets by us could reduce the pool of assets securing the Notes.

The collateral documents allow us to remain in possession of, retain exclusive control over, freely operate, and collect, invest and dispose of any income from, the collateral securing the guarantees of the Notes.

In addition, we will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”) if we determine, in good faith based on advice of counsel, that, under the terms of that Section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or such portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released collateral. For example, so long as no default or event of default under the indenture would result therefrom and such transaction would not violate the Trust Indenture Act, we may, among other things, without any release or consent by the indenture trustee, conduct ordinary course activities with respect to collateral, such as selling, factoring, abandoning or otherwise disposing of collateral and making ordinary course cash payments (including repayments of indebtedness). See “Description of Notes.”

There are circumstances other than repayment or discharge of the Notes under which the collateral securing the guarantees of the Notes will be released automatically, without your consent or the consent of the trustee.

Under various circumstances, collateral securing the guarantees of the Notes will be released automatically, including:

•	a sale, transfer or other disposal of such collateral in a transaction not prohibited under the indenture, subject to our satisfaction of a loan to value test;

•

to release excess proceeds and collateral excess proceeds that remain unexpended after the conclusion of an asset sale offer or a collateral asset sale offer conducted in accordance with the indenture;

•

in respect of the property and assets of a Guarantor, upon the designation of such Guarantor to be an unrestricted subsidiary in accordance with the terms of the indenture, subject to our satisfaction of a loan to value test;

•

in respect of the property and assets of a Guarantor, upon the release or discharge of the pledge by such Guarantor of the New Revolving Credit Agreement or other indebtedness or the guarantee of any other indebtedness other than in connection with a release or discharge by or as a result of payment in respect of the New Revolving Credit Agreement or such other indebtedness or guarantees, subject to our satisfaction of a loan to value test; and

•

with respect to the collateral upon which the guarantees of the Notes have a first-priority lien, upon any release in connection with a foreclosure or exercise of remedies of any pledge or security interest securing obligations under our New Revolving Credit Agreement. Even though the holders of the Notes share ratably with the lenders under our New Revolving Credit Agreement, the authorized representative of the lenders under our New Revolving Credit Agreement will initially control actions with respect to the collateral, whether or not the holders of the Notes agree or disagree with those actions. See “—Even though the holders of the Notes will benefit from a first-priority lien on the collateral that secures our New Revolving Credit Facility, the representative of the lenders under the New Revolving Credit Facility will initially control actions with respect to that collateral” and “Description of Notes—Security for the Notes and Subsidiary Guarantees—Release of Collateral.”

The indenture permits us to designate one or more of our restricted subsidiaries that is a Guarantor of the Notes as an unrestricted subsidiary, subject to our satisfaction of a loan to value test. If we designate a Guarantor as an unrestricted subsidiary for purposes of the indenture, all of the liens on any collateral owned by such subsidiary or any of its subsidiaries will be released under the indenture but not necessarily under our New Revolving Credit Facility. Designation of a Guarantor as an unrestricted subsidiary will reduce the aggregate value of the collateral securing the guarantees of the Notes to the extent that liens on the assets of the unrestricted subsidiary and its subsidiaries are released. In addition, the creditors of the unrestricted subsidiary and its subsidiaries will have a senior claim on the assets of such unrestricted subsidiary and its subsidiaries. See “Description of Notes.”

The rights of holders of Notes to the collateral securing the guarantees of the Notes may be adversely affected by the failure to perfect security interests in the collateral and other issues generally associated with the realization of security interests in collateral.

Applicable law requires that a security interest in certain tangible and intangible assets can only be properly perfected and its priority retained through certain actions undertaken by the secured party. The liens in the collateral securing the guarantees of the Notes may not be perfected with respect to the claims of the Notes if the collateral agent is not able to take the actions necessary to perfect any of these liens on or prior to the date of the issuance of the Notes. In addition, applicable law requires that certain property and rights acquired after the grant of a general security interest, such as real property, can only be perfected at the time such property and rights are acquired and identified and additional steps to perfect in such property and rights are taken. We and the Guarantors will have limited obligations to perfect the security interest of the holders of the Notes in specified collateral. There can be no assurance that the trustee or the collateral agent for the Notes will monitor, or that we will inform such trustee or collateral agent of, the future acquisition of property and rights that constitute collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired collateral. The collateral agent for the Notes has no obligation to monitor the acquisition of additional property or rights that constitute collateral or the perfection of any security interest. Such failure may result in the loss of the security interest in the collateral or the priority of the security interest in favor of the Notes against third parties.

In addition, the security interest of the collateral agent will be subject to practical challenges generally associated with the realization of security interests in collateral. For example, the collateral agent may need to obtain the consent of third parties and make additional filings. If we are unable to obtain these consents or make these filings, the security interests may be invalid and the holders will not be entitled to the collateral or any recovery with respect thereto. We cannot assure you that the collateral agent will be able to obtain any such consent. We also cannot assure you that the consents of any third parties will be given when required to facilitate a foreclosure on such assets. Accordingly, the collateral agent may not have the ability to foreclose upon those assets and the value of the collateral may significantly decrease.

Further, the intercreditor agreement does not require our New Revolving Credit Facility lenders to share the proceeds of collateral with the holders of the Notes to the extent the security interest granted on such collateral in favor of the holder of the Notes is not perfected.

The Collateral Ships are subject to ship mortgages, the enforceability of which is potentially subject to certain jurisdictional limitations.

Each of the Collateral Ships is registered under the Bahamian flag. The ship mortgages on the Bahamian-flagged Collateral Ships are statutory mortgage liens under Bahamian maritime law. Bahamian law provides that such ship mortgages may be enforced by the mortgagee by a suit in admiralty in a proceeding against the subject Collateral Ship. Historically, Bahamian ship mortgages have been enforced in major commercial ports throughout the world, including U.S. ports. However, we have been advised by our Bahamian counsel, with respect to matters of Bahamian law, and special counsel to the Company, with respect to matters of maritime law, that the priority that any of the ship mortgages would have against the claims of other lien creditors in an enforcement proceeding is generally determined by, and may vary in accordance with, the laws of the country where the proceeding is brought. Bahamian ship mortgages may be enforced against a ship physically present in the U.S., but the claim under any such ship mortgage would rank behind preferred maritime liens, including those for supplies and other necessaries provided in the U.S. Since the Collateral Ships operate in areas other than the Bahamas and the U.S., there is no assurance that, if enforcement proceedings are commenced against a Collateral Ship, that Collateral Ship will be located in a jurisdiction having the same mortgage enforcement procedures and lien priorities as the Bahamas or the U.S., although, upon the occurrence of certain events of default, the collateral agent may be able to effect control over such Collateral Ship to direct it to a desirable jurisdiction to arrest such Collateral Ship pursuant to judicial foreclosure proceedings. Although each of the Collateral Ships is separately owned by a subsidiary of ours, under certain circumstances a parent company and all of the ship owning affiliates in a group under common control engaged in a joint venture could be held liable for damages or debts owed by one of the affiliates, including liabilities for oil spills under the Oil Pollution Act of 1990 or other environmental laws. Therefore, it is possible that all of our assets could be subject to execution upon a judgment against us or any one of our subsidiaries. The Company currently maintains comprehensive insurance coverage for liability for pollution, spillage or leakage of oil for each of its ships. See “Business—Ship Operations and Cruise Infrastructure—Insurance” and “Business—Regulatory Issues.”

In the event of our bankruptcy, the ability of the holders of Notes to realize upon the collateral will be subject to certain bankruptcy law limitations.

The ability of holders of the Notes to realize upon the collateral will be subject to certain bankruptcy law limitations in the event of our bankruptcy. Under federal bankruptcy law, secured creditors are prohibited from repossessing their security from a debtor in a bankruptcy case, or from disposing of security repossessed from such a debtor, without bankruptcy court approval, which may not be given. Moreover, applicable federal bankruptcy laws generally permit the debtor to continue to use and expend collateral, including cash collateral, and to provide liens senior to the collateral agent for the Notes’ liens to secure indebtedness incurred after the commencement of a bankruptcy case, provided that the secured creditor either consents or is given “adequate protection.” “Adequate protection” could include cash payments or the granting of additional security, if and at such times as the presiding court in its discretion determines, for any diminution in the value of the collateral as a result of the stay of repossession or disposition of the collateral during the pendency of the bankruptcy case, the use of collateral (including cash collateral) and the incurrence of such senior indebtedness. In view of the broad discretionary powers of a bankruptcy court, it is impossible to predict how long payments under the Notes could be delayed following commencement of a bankruptcy case, whether or when the collateral agent would repossess or dispose of the collateral, or whether or to what extent holders of the Notes would be compensated for any delay in payment of loss of value of the collateral through the requirements of “adequate protection.” Furthermore, in the event the bankruptcy court determines that the value of the collateral is not sufficient to repay all amounts due on the Notes, the New Revolving Credit Facility and any other first lien pari passu debt secured by the common collateral, the indebtedness under the Notes would be “undersecured” and the holders of the Notes would have unsecured claims as to the difference. Federal bankruptcy laws do not permit the payment or accrual of interest, costs, and attorneys’ fees on undersecured indebtedness during the debtor’s bankruptcy case.

The collateral securing the guarantees of the Notes may be diluted under certain circumstances.

The collateral that will secure the guarantees of the Notes also secures our obligations under the New Revolving Credit Facility. This collateral may secure on a first-priority basis additional senior indebtedness that we or certain of our subsidiaries incurs in the future, subject to restrictions on our ability to incur debt and liens under the New Revolving Credit Facility and the indenture. Your rights to the collateral would be diluted by any increase in the indebtedness secured on a first-priority basis by this collateral.

The collateral securing the guarantees of the Notes is subject to casualty risks.

We intend to maintain insurance or otherwise insure against hazards in a manner appropriate and customary for our business. There are, however, certain losses that may be either uninsurable or not economically insurable, in whole or in part. Insurance proceeds may not compensate us fully for our losses. If there is a complete or partial loss of any of the collateral, the insurance proceeds may not be sufficient to satisfy all of the secured obligations, including the guarantees of the Notes.

Federal and state statutes allow courts, under specific circumstances, to void Notes and guarantees and require note holders to return payments received.

If we or any Guarantor becomes a debtor in a case under the U.S. Bankruptcy Code or encounters other financial difficulty, under federal or state fraudulent transfer law, a court may void, subordinate or otherwise decline to enforce the Notes or the guarantees. A court might do so if it found that when we issued the Notes or the Guarantor entered into its guarantee, or in some states when payments became due under the Notes or the guarantees, we or the Guarantor received less than reasonably equivalent value or fair consideration and either:

•	was insolvent or rendered insolvent by reason of such incurrence; or

•	was left with inadequate capital to conduct its business; or

•	believed or reasonably should have believed that it would incur debts beyond its ability to pay.

The court might also void an issuance of Notes or a guarantee without regard to the above factors, if the court found that we issued the Notes or the applicable Guarantor entered into its guarantee with actual intent to hinder, delay or defraud its creditors.

A court would likely find that we or a Guarantor did not receive reasonably equivalent value or fair consideration for the Notes or its guarantee, if we or a Guarantor did not substantially benefit directly or indirectly from the issuance of the Notes. If a court were to void the issuance of the Notes or guarantees you would no longer have any claim against us or the applicable Guarantor. Sufficient funds to repay the Notes may not be available from other sources, including the remaining obligors, if any. In addition, the court might direct you to repay any amounts that you already received from us or a Guarantor.

The measures of insolvency for purposes of these fraudulent transfer laws will vary depending upon the law applied in any proceeding to determine whether a fraudulent transfer has occurred. Generally, however, a Guarantor would be considered insolvent if:

•	the sum of its debts, including contingent liabilities, was greater than the fair saleable value of all of its assets; or

•

if the present fair saleable value of its assets was less than the amount that would be required to pay its probable liability on its existing debts, including contingent liabilities, as they become absolute and mature; or

•	it could not pay its debts as they become due.

On the basis of historical financial information, recent operating history and other factors, we believe that each Guarantor, after giving effect to its guarantee of the Notes, will not be insolvent, will not have unreasonably small capital for the business in which it is engaged and will not have incurred debts beyond its ability to pay such debts as they mature. We cannot assure you, however, as to what standard a court would apply in making these determinations or that a court would agree with our conclusions in this regard.

If a bankruptcy petition were filed by or against us, holders of Notes may receive a lesser amount for their claim than they would have been entitled to receive under the indenture.

If a bankruptcy petition were filed by or against us under the U.S. Bankruptcy Code after the issuance of the Notes, the claim by any holder of the Notes for the principal amount of the Notes may be limited to an amount equal to the sum of:

•	the original issue price for the Notes; and

•	that portion of the original issue discount that does not constitute “unmatured interest” for purposes of the U.S. Bankruptcy Code.

Any original issue discount that was not amortized as of the date of the bankruptcy filing would constitute unmatured interest. Accordingly, holders of the Notes under these circumstances may receive a lesser amount than they would be entitled to receive under the terms of the indenture governing the Notes, even if sufficient funds are available.

We may not be able to repurchase the Notes upon a change of control.

Upon the occurrence of certain specific kinds of change of control events, we will be required to offer to repurchase all outstanding Notes at 101% of the principal amount thereof plus, without duplication, accrued and unpaid interest and additional interest, if any, to the date of repurchase. However, it is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of or that restrictions in our New Revolving Credit Facility or other indebtedness will not allow such repurchases. In addition, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, would not constitute a “Change of Control” under the indenture. See “Description of Notes—Change of Control.”

An active trading market may not develop for the Notes.

There is no established public trading market for the Notes, and an active trading market may not develop. We do not intend to apply for the Notes to be listed on any securities exchange. The initial purchasers have advised us that they intend to make a market in the Notes, as permitted by applicable laws and regulations; however, the initial purchasers are not obligated to make a market in the Notes, and they may discontinue their market-making activities at any time without notice. As a result, there may be limited liquidity of any trading market that does develop for the Notes. In addition, the liquidity of the trading market in the Notes and the market prices quoted for the Notes may be adversely affected by changes in the overall market for this type of security, independent of our financial performance and prospects, and by changes in our financial performance or prospects or in the prospects for companies in our industry generally. As a consequence, an active trading market may not develop for the Notes, holders of Notes may not be able to sell their Notes, or, even if they can sell their Notes, they may not be able to sell them at an acceptable price.

We and the Guarantors are not U.S. entities, and the enforcement of the guarantees of the Notes and of the security interests in the guarantees of the Notes, or of judgments predicated upon the civil liability provisions of the U.S. federal securities laws, may be subject to the uncertainties of a foreign legal system.

We are a company organized under the laws of Bermuda. The Guarantors are companies organized under the laws of Bermuda or the Isle of Man. The four ships which are part of the collateral securing the guarantees of the Notes are flagged under the laws of the Bahamas. In addition, certain of our directors and officers are resident outside of the U.S. As a result, it may not be possible for investors to effect service of process upon us or upon such persons within the U.S. or to enforce against us or them in U.S. courts judgments obtained in U.S. courts, including relating to the enforcement of the guarantees and of the security interests or predicated upon the civil liability provisions of the U.S. federal securities laws.

With respect to enforcing a judgment obtained in respect of the guarantees and security interests granted by those companies organized in Bermuda, a final and conclusive judgment of the U.S. courts against such companies, under which a sum of money is payable (not being a sum of money payable in respect of multiple damages, or a fine, penalty tax or other charge of a like nature), may be the subject of enforcement proceedings in the Supreme Court of Bermuda under the common law doctrine of obligation by action on the debt evidenced by the U.S. court’s judgment. We have also been advised by counsel in Bermuda that the current position with respect to judgments of the U.S. courts (which may be subject to change) is that, on general principles, such proceedings would be expected to be successful provided that: (a) the U.S. court which gave the judgment was competent to hear the action in accordance with private international law principles as applied in Bermuda and (b) the judgment is not contrary to public policy in Bermuda, has not been obtained by fraud or in proceedings contrary to natural justice and is not based on an error in Bermuda law.

Furthermore, we have been advised by counsel in Bermuda that the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, will not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they would be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

We have been advised by counsel in the Isle of Man that there is no statutory procedure in the Isle of Man for the recognition or enforcement of judgments of the U.S. courts. However, under Isle of Man common law, a judgment in personam given by a U.S court may be recognized and enforced by an action for the amount due under it provided that the judgment: (i) is for a debt or definite sum of money (not being a sum payable in respect of taxes or other changes of a like nature or in respect of a fine or other penalty), (ii) is final and conclusive, (iii) was not obtained by fraud, (iv) is not one whose enforcement would be contrary to public policy in the Isle of Man and (v) was not obtained in proceedings which were opposed to natural justice in the Isle of Man.

We have been advised by counsel in the Bahamas that the laws of the Bahamas do not provide for the reciprocal enforcement of a judgment obtained in a U.S. court. In order to enforce such a judgment in the Bahamas it would be necessary to institute proceedings and sue on the U.S. court judgment in a Bahamian court. The Bahamian court, subject to jurisdictional requirements being met, should give a judgment based on the U.S. court judgment provided that such judgment satisfies the following requirements: (a) such a judgment is final and conclusive under which a sum of money is payable (other than a sum of money payable in respect of taxes or other penalty), (b) such a court had proper jurisdiction over the parties subject to such judgment, (c) such a court did not contravene the rules of natural justice of the Bahamas, (d) such judgment was not obtained by fraud, (e) the enforcement of judgment would not be contrary to the public policy of the Bahamas, (f) the correct procedures under the law of the Bahamas are duly complied with and are instituted in accordance with the requirements Bahamian law and (g) the judgment is not inconsistent with a Bahamian judgment in respect of the same matter.

Based on the foregoing, we have been advised by counsel in the Bahamas, Bermuda and the Isle of Man that there is no certainty as to the enforceability in such jurisdictions, either in original actions or in actions for enforcement of judgments of U.S. courts regarding the enforcement of the guarantees of the Notes and of the security interests in the guarantees of the Notes, or of judgments predicated upon the civil liability provisions of the U.S. federal securities laws.

If you do not properly tender your Old Notes, you will continue to hold unregistered Old Notes and be subject to the same limitations on your ability to transfer Old Notes.

We will only issue Exchange Notes in exchange for Old Notes that are timely received by the exchange agent together with all required documents, including a properly completed and signed letter of transmittal. Therefore, you should allow sufficient time to ensure timely delivery of the Old Notes and you should carefully follow the instructions on how to tender your Old Notes. Neither we nor the exchange agent are required to tell you of any defects or irregularities with respect to your tender of the Old Notes. If you are eligible to participate in the exchange offer and do not tender your Old Notes or if we do not accept your Old Notes because you did not tender your Old Notes properly, then, after we consummate the exchange offer, you will continue to hold Old Notes that are subject to the existing transfer restrictions and will no longer have any registration rights or be entitled to any additional interest with respect to the Old Notes. In addition:

•

if you tender your Old Notes for the purpose of participating in a distribution of the Exchange Notes, you will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale of the Exchange Notes; and

•

if you are a broker-dealer that receives Exchange Notes for your own account in exchange for Old Notes that you acquired as a result of market-making activities or any other trading activities, you will be required to acknowledge that you (i) have not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute those Exchange Notes and (ii) will deliver a prospectus in connection with any resale of those Exchange Notes.

We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resales of the Exchange Notes.

After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there will be fewer Old Notes outstanding.

Risks Related to Our Indebtedness

Our substantial indebtedness could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry and prevent us from making debt service payments which could adversely affect our financial condition and results of operations.

We are highly leveraged with a high level of floating rate debt, and our level of indebtedness could limit cash flow available for our operations and could adversely affect our financial condition, operations, prospects and flexibility. As of March 31, 2010, we had $2.5 billion of total debt and $1.7 billion in shareholders’ equity. As of March 31, 2010, our liquidity was $362.2 million.

Our substantial indebtedness could:

•	limit our ability to borrow money for our working capital, capital expenditures, development projects, debt service requirements, strategic initiatives or other purposes;

•

make it more difficult for us to satisfy our obligations with respect to our indebtedness, and any failure to comply with the obligations of any of our debt instruments, including restrictive covenants and borrowing conditions, could result in an event of default under the agreements governing our indebtedness;

•	require us to dedicate a substantial portion of our cash flow from operations to the repayment of our indebtedness thereby reducing funds available to us for other purposes;

•	limit our flexibility in planning for, or reacting to, changes in our operations or business;

•	make us more highly leveraged than some of our competitors, which may place us at a competitive disadvantage;

•	make us more vulnerable to downturns in our business or the economy;

•	restrict us from making strategic acquisitions, introducing new technologies or exploiting business opportunities;

•	restrict us from taking certain actions by means of restrictive covenants;

•	make our credit card processors seek more restrictive terms in respect of our credit card arrangements; and

•	expose us to the risk of increased interest rates as certain of our borrowings are at a variable rate of interest.

With respect to our projections for 2010, a one percentage point increase in annual LIBOR interest rates would increase our annual interest expense in 2010 by approximately $10.0 million. In addition, future financings we may undertake may also provide for rates that fluctuate with prevailing interest rates.

Our debt agreements contain restrictions that will limit our flexibility in operating our business.

Our existing senior secured credit facilities, our New Revolving Credit Facility and the indenture governing the Notes contain, and any instruments governing future indebtedness of ours would likely contain, a number of covenants that will impose significant operating and financial restrictions on us, including restrictions on our and our subsidiaries’ ability to, among other things:

•	incur additional debt or issue certain preferred shares;

•	pay dividends on or make distributions in respect of our capital stock or make other restricted payments;

•	make certain investments;

•	sell certain assets;

•	create liens on certain assets;

•	consolidate, merge, sell or otherwise dispose of all or substantially all of our assets;

•	enter into certain transactions with our affiliates; and

•	designate our subsidiaries as unrestricted subsidiaries.

As a result of these covenants, we will be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

We have pledged and will pledge a significant portion of our assets as collateral under our existing senior secured credit facilities, our New Revolving Credit Facility and the indenture governing the Notes. If any of the holders of our indebtedness accelerate the repayment of such indebtedness, there can be no assurance that we will have sufficient assets to repay our indebtedness.

Under our existing senior secured credit facilities and our New Revolving Credit Facility, we will be required to satisfy and maintain specified financial ratios. Our ability to meet those financial ratios can be affected by events beyond our control, and there can be no assurance that we will meet those ratios. A failure to comply with the covenants contained in our existing senior secured credit facilities, our New Revolving Credit Facility or our other indebtedness could result in an event of default under the facilities or the existing agreements, which, if not cured or waived, could have a material adverse affect on our business, financial condition and results of operations. In the event of any default under our existing senior secured credit facilities, our New Revolving Credit Facility or our other indebtedness, the holders of our indebtedness thereunder:

•	will not be required to lend any additional amounts to us, if applicable;

•	could elect to declare all indebtedness outstanding, together with accrued and unpaid interest and fees, to be due and payable and terminate all commitments to extend further credit, if applicable; or

•	could require us to apply all of our available cash to repay such indebtedness.

Such actions by the holders of our indebtedness could cause cross defaults under our other indebtedness. If we were unable to repay those amounts, the holders of our indebtedness under our existing senior secured credit facilities and our New Revolving Credit Facility could proceed against the collateral granted to them to secure that indebtedness.

If the indebtedness under our existing senior secured credit facilities, our New Revolving Credit Facility and the indenture governing the Notes or our other indebtedness were to be accelerated, there can be no assurance that our assets would be sufficient to repay such indebtedness in full.

Despite our substantial indebtedness, we may still be able to incur significantly more debt. This could intensify the risks described above.

We and our subsidiaries may be able to incur substantial indebtedness at any time from time to time in the future. Although the terms of the agreements governing our indebtedness contain restrictions on our ability to incur additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions, and the indebtedness incurred in compliance with these restrictions could be substantial.

We may not be able to generate sufficient cash to service all of our indebtedness, and may be forced to take other actions to satisfy our obligations under our indebtedness that may not be successful.

Our ability to satisfy our debt obligations will depend upon, among other things:

•

our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, many of which are beyond our control; and

•

our future ability to borrow under our senior secured credit facilities, the availability of which depends on, among other things, our complying with the covenants in our senior secured credit facilities.

We cannot assure you that our business will generate sufficient cash flow from operations, or that we will be able to draw under our senior secured credit facilities or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness, including the Notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations. In addition, the terms of existing or future debt agreements may restrict us from adopting some of these alternatives. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. We may not be able to consummate those dispositions for fair market value or at all. Furthermore, any proceeds that we could realize from any such dispositions may not be adequate to meet our debt service obligations then due. Neither our sponsors nor any of their respective affiliates has any continuing obligation to provide us with debt or equity financing.

If we default on our obligations to pay our other indebtedness, we may not be able to make payments on the Notes.

Any default under the agreements governing our indebtedness, including a default under our existing senior secured credit facilities or our New Revolving Credit Facility, that is not waived by the required holders of indebtedness, and the remedies sought by the holders of such indebtedness could leave us unable to pay principal, premium, if any, or interest on the Notes and could substantially decrease the market value of the Notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, or interest on such indebtedness, or if we otherwise fail to comply with the various covenants, including financial and operating covenants, in the instruments governing our indebtedness (including our existing senior secured credit facilities and our New Revolving Credit Facility), we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our New Revolving Credit Facility could elect to terminate their commitments, cease making further loans and institute foreclosure proceedings against the assets securing such facility and we could be forced into bankruptcy or liquidation. If our operating performance declines, we may in the future need to seek waivers from the required lenders under our existing senior secured credit facilities or our New Revolving Credit Facility to avoid being in default. If we breach our covenants under our senior secured credit facilities or our New Revolving Credit Facility and seek waivers, we may not be able to obtain waivers from the required holders of indebtedness. If this occurs, we would be in default under our existing senior secured credit facilities or our New Revolving Credit Facility, as applicable the holders of any such indebtedness could exercise their rights as described above, and we could be forced into bankruptcy or liquidation.

The impact of volatility and disruptions in the global credit and financial markets may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees.

The recent global credit crisis has adversely impacted our access to capital, and there can be no assurance that this crisis will not worsen or impact the availability or cost of debt financing in the future. There can be no assurance that we will be able to borrow additional money on terms as favorable as our current debt, on commercially acceptable terms, or at all. As a result of the recent global credit crisis, certain financial institutions have filed for bankruptcy, have sold some or all of their assets, or may be looking to enter into a merger or other transaction with another financial institution. Consequently, some of the counterparties under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees may be unable to perform their obligations or may breach their obligations to us under our contracts with them, which could include failures of financial institutions to fund required borrowings under our loan agreements and to pay us amounts that may become due under our derivative contracts and other agreements. Also, we may be limited in obtaining funds to pay amounts due to our counterparties under our derivative contracts and to pay amounts that may become due under other agreements. If we were to elect to replace any counterparty for their failure to perform their obligations under such instruments, we would likely incur significant costs to replace the counterparty. Any failure to replace any counterparties under these circumstances may result in additional costs to us or an ineffective instrument.

Risks Related to Our Business

The adverse impact of the continuing worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence could adversely affect our financial condition and results of operations.

The demand for cruises is affected by international, national and local economic conditions. Adverse changes in the perceived or actual economic climate, such as higher fuel prices, higher interest rates, stock and real estate market declines and/or volatility, more restrictive credit markets, higher taxes, and changes in governmental policies could reduce the level of discretionary income or consumer confidence in the countries from which we source our guests. For example, the current worldwide economic downturn has had an adverse effect on consumer confidence and discretionary income resulting in decreased demand and price discounting. We cannot predict the duration or magnitude of this downturn or the timing or strength of economic recovery. If the downturn continues for an extended period of time or worsens, we could experience a prolonged period of decreased demand and price discounting. In addition, the economic downturn has and may continue to adversely impact our suppliers, which can result in disruptions in service and financial losses.

An increase in the supply of cruise ships could adversely affect our financial condition and results of operations.

Historically, cruise capacity has grown to meet the growth in demand. According to CLIA, North American cruise capacity, in terms of Berths, has increased from 1998 through 2009 at a compound annual growth rate of 7.1%. CLIA estimates that, between the end of 2009 and 2013, the North America based CLIA member line fleet will increase by approximately 31 ships, representing a compound annual capacity growth of 4.1%. In order to profitably utilize this new capacity, the cruise industry will likely need to improve its percentage share of the U.S. population who has cruised at least once, which is approximately 20%, according to CLIA. If there is an industry-wide increase in capacity without a corresponding increase in public demand, we, as well as the entire cruise industry, could experience reduced occupancy rates and/or be forced to discount our prices. In addition, increased cruise capacity could impact our ability to retain and attract qualified shipboard employees, including officers, at competitive levels and, therefore, increase our shipboard employee costs.

We face intense competition from other cruise companies as well as non-cruise vacation alternatives and we may not be able to compete effectively which could adversely affect our financial condition and results of operations.

We face intense competition from other cruise companies in North America where the cruise market is mature and developed. The North American cruise industry is highly concentrated among three companies. Based on fleet counts as of December 31, 2009, Carnival Corporation and Royal Caribbean Cruises Ltd. together accounted for 83% of North American cruise passenger capacity in terms of Berths while we accounted for 9.4%. We also face competition for many itineraries from other cruise operators as well as competition from non-cruise vacation alternatives. In the event we do not compete effectively, our business could be adversely affected.

Terrorist acts, acts of piracy, armed conflict and threats thereof, and other international events impacting the security of travel could adversely affect the demand for cruises and as a result adversely affect our financial condition and results of operations.

Past acts of terrorism have had an adverse effect on tourism, travel and the availability of air service and other forms of transportation. The threat or possibility of future terrorist acts, an outbreak of hostilities or armed conflict abroad or the possibility thereof, the issuance of travel advisories by national governments, and other geo-political uncertainties have had in the past and may again in the future have an adverse impact on the demand for cruises and consequently the pricing for cruises. Decreases in demand and reduced pricing in response to such decreased demand would adversely affect our business by reducing our profitability.

We rely on external distribution channels for passenger bookings, and major changes in the availability of external distribution channels could undermine our customer base and adversely affect our financial condition and results of operations.

In 2009, the majority of our passengers on our fleet booked their cruises through independent travel agents. In the event that the travel agent distribution channel is adversely impacted by the worldwide economic downturn, this could reduce the distribution channels available for us to market and sell our cruises and we could be forced to increase the use of alternative distribution channels.

We rely on scheduled commercial airline services for passenger connections, and increases in the price of, or major changes or reduction in, commercial airline services could undermine our customer base and adversely affect our financial condition and results of operations.

A number of our passengers depend on scheduled commercial airline services to transport them to ports of embarkation for our cruises. Increases in the price of airfare, due to increases in fuel prices or other factors, would increase the overall vacation cost to our customers and may adversely affect demand for our cruises. Changes in commercial airline services as a result of strikes, weather or other events, or the lack of availability due to schedule changes or a high level of airline bookings could adversely affect our ability to deliver passengers to our cruises and increase our cruise operating expense.

Increases in fuel prices or other cruise operating costs could have an adverse impact on our financial condition and results of operations.

Fuel costs accounted for 12.6% of our total cruise operating expense in 2009, 16.4% in 2008 and 11.4% in 2007. Economic and political conditions in certain parts of the world make it difficult to predict the price of fuel in the future. Future increases in the cost of fuel globally would increase the cost of our cruise ship operations. In addition, we could experience increases in other cruise operating costs, such as crew, insurance and security costs, due to market forces and economic or political instability beyond our control.

Any delays in the construction and delivery of a cruise ship, including any termination or breach of contract or any repairs and refurbishments of one of our ships, may have an adverse effect on our business, financial condition and results of operations.

Delays in the construction, repair, refurbishment and delivery of a cruise ship can occur as a result of events such as insolvency, work stoppages, other labor actions or “force majeure” events experienced by our shipbuilders and other such companies that are beyond our control. Any termination or breach of contract following such an event may result in, among other things, the forfeiture of prior deposits or payments made by us, potential claims and impairment of losses. A significant delay in the delivery of a new ship, or a significant performance deficiency or mechanical failure of a new ship, particularly in light of decreasing availability of Dry-docking facilities, could have an adverse effect on our business. We currently have Norwegian Epic under construction and we are expecting to take delivery of that ship in the second quarter of 2010.

Conducting business internationally may result in increased costs and risks and adversely affect our financial condition and results of operations.

We operate our business internationally and plan to continue to develop our international presence. Operating internationally exposes us to a number of risks, including political risks and risks of increase in duties and taxes as well as changes in laws and policies affecting cruising, vacation or maritime businesses, or governing the operations of foreign-based companies. Because some of our expenses are incurred in foreign currencies, we are exposed to exchange rate risks. Additional risks include interest rate movements, imposition of trade barriers and restrictions on repatriation of earnings.

Future epidemics and viral outbreaks may have an adverse effect on our financial condition and results of operations.

Public perception about the safety of travel and adverse publicity related to passenger or crew illness, such as incidents of H1N1 or stomach flu or other contagious diseases, may impact demand for cruises. If any wide-ranging health scare should occur, our business would likely be adversely affected.

The political environment in certain countries where we operate is uncertain and our ability to operate our business as we have in the past may be restricted and adversely affect our financial condition and results of operations.

We operate in waters and call at ports throughout the world, including geographic regions that, from time to time, have experienced political and civil unrest as well as insurrection and armed hostilities. Adverse international events could affect demand for cruise products generally and could have an adverse effect on us.

Adverse incidents involving cruise ships may have an adverse impact on our financial condition and results of operations.

The operation of cruise ships carries an inherent risk of loss caused by adverse weather conditions, maritime disaster, including, but not limited to, oil spills and other environmental mishaps, fire, mechanical failure, collisions, human error, war, terrorism, piracy, political action, civil unrest and insurrection in various countries and other circumstances or events. Any such event may result in loss of life or property, loss of revenue or increased costs. The operation of cruise ships also involves the risk of other incidents at sea or while in port, including missing passengers, inappropriate crew or passenger behavior and onboard crimes, that may bring into question passenger safety, may adversely affect future industry performance and may lead to litigation against us. Although we place passenger safety as the highest priority in the design and operation of our fleet, we have experienced accidents and other incidents involving our ships and there can be no assurance that similar events will not occur in the future. It is possible that we could be forced to cancel a cruise or a series of cruises due to these factors or incur increased port related and other costs resulting from such adverse events. Any such event involving our ships or other passenger cruise ships may adversely affect passengers’ perceptions of safety or result in increased governmental or other regulatory oversight. An adverse judgment or settlement in respect of any of the ongoing claims against us may also lead to negative publicity about us. Anything that damages our reputation (whether or not justified), including adverse publicity about passenger safety, could have an adverse impact on demand, which could lead to price discounting and a reduction in our sales.

There can be no assurance that all risks are fully insured against or that any particular claim will be fully paid. Such losses, to the extent they are not adequately covered by contractual remedies or insurance, could affect our financial results. In addition, we have been and may continue to be subject to calls, or premiums, in amounts based not only on our own claim records, but also the claim records of all other members of the protection and indemnity associations through which we receive indemnity coverage for tort liability. Our payment of these calls could result in significant expenses to us which could reduce our cash flows. If we were to sustain significant losses in the future, our ability to obtain insurance coverage or coverage at commercially reasonable rates could be materially adversely affected.

Amendments to the collective bargaining agreements for crew members of our fleet could have an adverse impact on our financial condition and results of operations.

Currently, we are a party to six collective bargaining agreements. Three of these agreements are in effect until December 2010 and thereafter shall be renewed annually unless action to the contrary is taken by us or by the respective union. The three remaining collective bargaining agreements are scheduled to expire in 2018. Any amendments to such collective bargaining agreements in favor of the union members may increase labor costs.

Unavailability of ports of call may adversely affect our financial condition and results of operations.

We believe that attractive port destinations are a major reason why passengers choose to go on a particular cruise or on a cruise vacation. The availability of ports is affected by a number of factors, including, but not limited to, existing capacity constraints, security concerns, adverse weather conditions and natural disasters, financial limitations on port development, local governmental regulations and local community concerns about port development and other adverse impacts on their communities from additional tourists. Any limitations on the availability of our ports of call could adversely affect our business.

The loss of key personnel or our inability to recruit or retain qualified personnel could adversely affect our results of operations.

We rely upon the ability, expertise, judgment, discretion, integrity and good faith of our senior management team. Our success is dependent upon our personnel and key consultants and our ability to recruit and retain high quality employees. We must continue to recruit, retain and motivate management and other employees sufficient to maintain our current business and support our projected growth. The loss or services of any of our key management could have a material adverse effect on our business. See “Management” for additional information about our management personnel.

The leadership of our chief executive officer and chief financial officer, Mr. Sheehan, and other executive officers has been a critical element of our success. The death or disability of Mr. Sheehan or other extended or permanent loss of his services, or any negative market or industry perception with respect to him or arising from his loss, could have a material adverse effect on our business. Our other executive officers and other members of senior management have substantial experience and expertise in our business and have made significant contributions to our growth and success. The unexpected loss of services of one or more of these individuals could also adversely affect us. We are not protected by key man or similar life insurance covering members of our senior management. We have employment agreements with our executive officers, but these agreements do not guarantee that any given executive will remain with us.

We are controlled by certain of our shareholders, whose interests may not be aligned with ours.

All of our voting ordinary shares are held by affiliates of Genting HK, Apollo and TPG. The shareholders’ agreement governing the relationship among those parties gives Apollo effective control over our affairs and policies, subject to certain limitations. Genting HK, Apollo and TPG also control the election of our Board of Directors, the appointment of management, the entering into of mergers, sales of substantially all of our assets and other material transactions.

Our directors have been appointed by one of Genting HK, Apollo or TPG. The members affiliated with Genting HK, Apollo and TPG have the authority, on our behalf and subject to the terms of our debt, to issue additional shares, implement share repurchase programs, declare dividends, pay advisory fees and make other material decisions, and they may have an interest in our doing so. Furthermore, Genting HK operates in the cruise line industry and Apollo and TPG are in the business of making investments in companies and one or more of them may from time to time acquire and hold interests in businesses that compete directly or indirectly with us, as well as businesses that represent major customers of our business. Our shareholders may also pursue acquisition opportunities that may be complementary to our business, and as a result, those acquisition opportunities may not be available to us. So long as the individuals affiliated with our current shareholders continue to control a significant amount of our outstanding voting ordinary shares, our shareholders will continue to be able to strongly influence or effectively control our decisions.

Risks Related to the Regulatory Environment in which We Operate

Future changes in applicable tax laws, or our inability to take advantage of favorable tax regimes, may have an adverse impact on our financial condition and results of operations.

Our income that is considered to be derived from the international operation of ships, as well as certain income that is considered to be incidental to such income (“Shipping Income”), is exempt from U.S. federal income taxes under Section 883 of the Internal Revenue Code of 1986, as amended (the “Code”), based upon certain assumptions as to shareholdings and other information more fully described in “Business—Taxation.” The provisions of Section 883 are subject to change at any time by legislation.

We believe that substantially all of our income derived from the international operation of ships is properly categorized as Shipping Income and that our income, other than Shipping Income, is not currently, nor is it expected to become, a material amount. However, the exemption for Shipping Income is only available for years in which we (prior to 2008) or our shareholders (for 2008 and subsequent years) have satisfied or will satisfy complex stock ownership tests as described below in “Business—Taxation—U.S. Federal Income Taxation—Foreign-Flagged Operations.” If the Shipping Income exemption was not available prior to 2008, we could be subject to U.S. income taxes on a portion of our Shipping Income. For 2008 and subsequent years, if the Shipping Income exemption was not available, increased tax distributions to our shareholders could result.

Additionally, changes in the income tax laws in the numerous foreign and U.S. jurisdictions in which we operate could result in our being subject to higher income taxes.

We are subject to complex laws and regulations, including environmental laws and regulations, which could adversely affect our operations, and any changes in the current laws and regulations could lead to increased costs or decreased revenue and adversely affect our business prospects, financial condition and results of operations.

Some environmental groups have lobbied for more extensive oversight of cruise ships and have generated negative publicity about the cruise industry and its environmental impact. Increasingly stringent Federal, state, local and international laws and regulations on environmental protection and health and safety of workers could affect our operations. The U.S. Environmental Protection Agency, the IMO, the Council of the European Union and individual states are considering, as well as implementing, new laws and rules to manage cruise ship waste. In addition, many aspects of the cruise industry are subject to governmental regulation by the U.S. Coast Guard as well as international treaties such as SOLAS, MARPOL, the Standard of Training Certification and Watchkeeping for Seafarers (“STCW”) and the recently adopted Manning Convention. International regulations regarding ballast water and security levels are currently pending. Additionally, the U.S. and various state and foreign government or regulatory agencies have enacted or are considering new environmental regulations or policies, such as requiring the use of low sulfur fuels, increasing fuel efficiency requirements or further restricting emissions. Compliance with such laws and regulations may entail significant expenses for ship modification and changes in operating procedures which could adversely impact our operations as well as our competitors’ operations. The state of Alaska approved House Bill 134 in 2009, a law that provides for the issuance of a three year general permit that contains effluent limits or standards that are less stringent than otherwise applicable water quality standards, based on a finding by the state that a ship operator is using economically feasible methods of pollution prevention that the state considers to be the most technologically effective in controlling all wastewater pollution.

The Maritime Labor Convention 2006 will become international law in 2010 or 2011, when the prerequisite number of countries ratify. It will regulate many aspects of maritime crew labor and will impact the worldwide sourcing of new crewmembers.

These issues are, and we believe will continue to be, an area of focus by the relevant authorities throughout the world. This could result in the enactment of more stringent regulation of cruise ships that would subject us to increasing compliance costs in the future.

By virtue of our operations in the U.S., the U.S. Federal Maritime Commission (“FMC”), requires us to maintain a third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. The FMC has proposed rules that would significantly increase the amount of our required guarantees and accordingly our cost of compliance. There can be no assurance that such an increase in the amount of our guarantees, if required, would be available to us. For additional discussion of the FMC’s proposed requirements, we refer you to “Business—Regulatory Issues.”

In 2007, the state of Alaska implemented new taxes which have impacted the cruise industry operating in Alaska. It is possible that other states, countries or ports of call that our ships regularly visit may also decide to assess new taxes or fees or change existing taxes or fees specifically applicable to the cruise industry and its employees and/or guests, which could increase our operating costs and/or could decrease the demand for cruises.

The Passenger Shipping Association (“PSA”) has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom.

Changes in health, safety, security and other regulatory issues could adversely affect our business prospects, financial condition and results of operations.

We are subject to various international, national, state and local health, safety and security laws and regulations. For additional discussion of these requirements, we refer you to “Business—Regulatory Issues.” Changes in existing legislation or regulations and the imposition of new requirements could adversely affect our business.

Implementation of U.S. federal regulations, requiring U.S. citizens to obtain passports for seaborne travel to all foreign destinations, could adversely affect our business. Many cruise customers may not currently have passports or may not obtain a passport card (previously known as the People Access Security Service Card, or PASS Card) as an alternative to a passport. This card was created to meet the documentary requirements of the Western Hemisphere Travel Initiative. Applications for the card have been accepted since February 1, 2008 and the cards were made available to the public beginning in July 2008. As of June 1, 2009, all U.S. citizens returning to the U.S. via land or sea borders must provide a PASS Card or U.S. Passport.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements within the meaning of the federal securities laws. All statements other than statements of historical facts in this prospectus, including, without limitation, those regarding our business strategy, financial position, results of operations, plans, prospects and objectives of management for future operations (including development plans and objectives relating to our activities), are forward-looking statements. Many, but not all of these statements can be found by looking for terms like “expect,” “anticipate,” “goal,” “project,” “plan,” “believe,” “seek,” “will,” “may,” “forecast,” “estimate,” “intend” and “future” and for similar words. Forward-looking statements do not guarantee future performance and may involve risks, uncertainties and other factors which could cause our actual results, performance or achievements to differ materially from the future results, performance or achievements expressed or implied in those forward-looking statements. Examples of these risks, uncertainties and other factors include, but are not limited to:

•

the adverse impact of the worldwide economic downturn and related factors such as high levels of unemployment and underemployment, fuel price increases, declines in the securities and real estate markets, and perceptions of these conditions that decrease the level of disposable income of consumers or consumer confidence;

•

the impact of volatility and disruptions in the global credit and financial markets which may adversely affect our ability to borrow and could increase our counterparty credit risks, including those under our credit facilities, derivative instruments, contingent obligations, insurance contracts and new ship progress payment guarantees;

•	changes in cruise capacity, as well as capacity changes in the overall vacation industry;

•	general industry trends, including the introduction of competing itineraries and other products by other companies;

•	our substantial leverage, including the inability to generate the necessary amount of cash to service our existing debt and the incurrence of substantial indebtedness in the future;

•	the continued availability under our credit facilities and compliance with our covenants;

•	the ability to obtain financing and/or insurance coverage on terms that are favorable or consistent with our expectations;

•	changes in general economic, business and geo-political conditions;

•	adverse events impacting the security of travel that may affect consumer demand for cruises such as terrorist acts, acts of piracy, armed conflict and other international events;

•	the lack of acceptance of new itineraries, products or services by our targeted customers;

•	our ability to implement brand strategies and our shipbuilding programs, and to continue to expand our brands and business worldwide;

•	the costs of new initiatives and our ability to achieve expected cost savings from our new initiatives;

•	changes in interest rates, fuel costs, or foreign currency rates;

•	increases in our future fuel expenses related to implementing recently proposed IMO regulations, which require the use of higher priced low sulfur fuels in certain cruising areas;

•	the delivery schedules and estimated costs of new ships on terms that are favorable or consistent with our expectations;

•	the impact of problems encountered at shipyards, as well as, any potential claim, impairment loss, cancellation or breach of contract in connection with our contracts with shipyards;

•	the risks associated with operating internationally;

•	the impact of the spread of contagious diseases;

•

accidents and other incidents affecting the health, safety, security and vacation satisfaction of passengers and causing damage to ships, which could cause the modification of itineraries or cancellation of a cruise or series of cruises;

•	our ability to attract and retain qualified shipboard crew, maintain good relations with employee unions and maintain or renegotiate our collective bargaining agreements on favorable terms;

•	changes in other operating costs such as crew, insurance and security;

•	the continued availability of attractive port destinations;

•	the impact of pending or threatened litigation and investigations;

•	the impact of changes in our credit ratings;

•	changes involving the corporate, tax, environmental, health, safety, security and other regulatory regimes in which we operate;

•	the possibility of environmental liabilities and other damage that is not covered by insurance or that exceeds our insurance coverage;

•	our ability to attain and maintain any price increases for our products;

•	the impact of any future changes relating to how travel agents sell and market our cruises;

•	the impact of any future increases in the price of, or major changes or reduction in, commercial airline services;

•	the impact of delays, costs and other factors resulting from emergency ship repairs as well as scheduled maintenance, repairs and refurbishment of our ships;

•	the implementation of regulations in the U.S. requiring U.S. citizens to obtain passports for travel to additional foreign destinations;

•	the impact of weather and natural disasters; and

•	other factors set forth under “Risk Factors.”

The above examples are not exhaustive and new risks emerge from time to time. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Such forward-looking statements are based on our current beliefs, assumptions, expectations, estimates and projections regarding our present and future business strategies and the environment in which we will operate in the future. These forward-looking statements speak only as of the date of this prospectus. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change of events, conditions or circumstances on which any such statement was based.

MARKET AND INDUSTRY DATA AND FORECASTS

This prospectus includes market share and industry data and forecasts that we obtained from industry publications, third-party surveys and internal company surveys. Industry publications, including those from CLIA, and surveys and forecasts generally state that the information contained therein has been obtained from sources that we believe are reliable, but there can be no assurance as to the accuracy or completeness of included information. All CLIA information relates to CLIA member lines, which represent 25 of the major North American cruise lines including us, which together represented 97% of the North American cruise capacity as of December 31, 2009. Although we believe that the industry publications and third-party sources are reliable, we have not independently verified any of the data from industry publications or third-party sources nor have we ascertained the underlying economic assumptions relied upon therein. We use the most currently available industry and market data to support statements as to our market position. Similarly, while we believe our internal estimates with respect to our industry are reliable, our estimates have not been verified by any independent sources, and we cannot assure you that they are accurate. While we are not aware of any misstatements regarding our industry data presented herein, our estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under “Risk Factors,” “Disclosure Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this prospectus.

THE EXCHANGE OFFER

Purpose and Effect of the Exchange Offer

We have entered into a registration rights agreement with the initial purchasers of the Old Notes, in which we agreed to file a registration statement relating to an offer to exchange the Old Notes for Exchange Notes. The registration statement of which this prospectus forms a part was filed in compliance with this obligation. We also agreed to use our commercially reasonable efforts to file the registration statement with the SEC and to cause it to become effective under the Securities Act. The Exchange Notes will have terms substantially identical to the Old Notes except that the Exchange Notes will not contain terms with respect to transfer restrictions and registration rights and additional interest payable for the failure to consummate the exchange offer by the dates set forth in the registration rights agreement. Old Notes in an aggregate principal amount of $450,000,000 were issued on November 12, 2009.

Under the circumstances set forth below, we will use our commercially reasonable efforts to cause the SEC to declare effective a shelf registration statement with respect to the resale of the Old Notes and to keep the shelf registration statement effective for up to two years after the effective date of the shelf registration statement. These circumstances include:

•	the exchange offer is not permitted by applicable law or SEC policy;

•

prior to the consummation of the exchange offer, existing SEC interpretations are changed such that the debt securities received by the holders of the Old Notes in the exchange offer would not be transferable without restriction under the Securities Act;

•

if any initial purchaser so requests on or prior to the 60th day after consummation of the registered exchange offer with respect to the Old Notes not eligible to be exchanged for the Exchange Notes and held by it following the consummation of the exchange offer; or

•

if any holder that participates in the exchange offer does not receive freely transferable Exchange Notes in exchange for tendered Old Notes and so requests on or prior to the 60th day after the consummation of the registered exchange offer.

Each holder of Old Notes that wishes to exchange such Old Notes for transferable Exchange Notes in the exchange offer will be required to make the following representations:

•	any Exchange Notes to be received by it will be acquired in the ordinary course of its business;

•

it has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution (within the meaning of the Securities Act) of the Exchange Notes in violation of the Securities Act;

•

it is not our “affiliate,” as defined in Rule 405 under the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act; and

•

if such holder is not a broker-dealer, that it is not engaged in, and does not intend to engage in, the distribution of the Exchange Notes and if such holder is a broker-dealer, that it will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities or other trading activities and such holder will acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes.

In addition, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Resale of Exchange Notes

Based on interpretations of the SEC staff set forth in no action letters issued to unrelated third parties, we believe that Exchange Notes issued in the exchange offer in exchange for Old Notes may be offered for resale, resold and otherwise transferred by any Exchange Note holder without compliance with the registration and prospectus delivery provisions of the Securities Act, if:

•	such holder is not an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	such Exchange Notes are acquired in the ordinary course of the holder’s business; and

•	the holder does not intend to participate in the distribution of such Exchange Notes.

Any holder who tenders in the exchange offer with the intention of participating in any manner in a distribution of the Exchange Notes:

•	cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

If, as stated above, a holder cannot rely on the position of the staff of the SEC set forth in “Exxon Capital Holdings Corporation” or similar interpretive letters, any effective registration statement used in connection with a secondary resale transaction must contain the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

This prospectus may be used for an offer to resell, for the resale or for other retransfer of Exchange Notes only as specifically set forth in this prospectus. With regard to broker-dealers, only broker-dealers that acquired the Old Notes as a result of market-making activities or other trading activities may participate in the exchange offer. Each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Notes and (ii) will deliver a prospectus in connection with any resale of the Exchange Notes. Please read the section captioned “Plan of Distribution” for more details regarding these procedures for the transfer of Exchange Notes. We have agreed that, for a period of 180 days after the exchange offer is consummated, we will make this prospectus available to any broker-dealer for use in connection with any resale of the Exchange Notes.

Terms of the Exchange Offer

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept for exchange any Old Notes properly tendered and not withdrawn prior to the expiration date. We will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of Old Notes surrendered under the exchange offer. Old Notes may be tendered only in denominations of $2,000 and in integral multiples of $1,000.

The form and terms of the Exchange Notes will be substantially identical to the form and terms of the Old Notes except the Exchange Notes will be registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to file, and cause to become effective, a registration statement. The Exchange Notes will evidence the same debt as the Old Notes. The Exchange Notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding Old Notes. Consequently, both the Exchange Notes and the Old Notes will be treated as a single class of debt securities under the indenture.

The exchange offer is not conditioned upon any minimum aggregate principal amount of Old Notes being tendered for exchange.

As of the date of this prospectus, $450,000,000 in an aggregate principal amount of the Old Notes is outstanding. This prospectus and the letter of transmittal are being sent to all registered holders of Old Notes. There will be no fixed record date for determining registered holders of Old Notes entitled to participate in the exchange offer.

We intend to conduct the exchange offer in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the SEC. Old Notes that are not tendered for exchange in the exchange offer will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to the Old Notes.

We will be deemed to have accepted for exchange properly tendered Old Notes when we have given oral or written notice of the acceptance to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the Exchange Notes from us and delivering Exchange Notes to such holders. Subject to the terms of the registration rights agreements, we expressly reserve the right to amend or terminate the exchange offer, and not to accept for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions specified below under the caption “—Certain Conditions to the Exchange Offer.”

Holders who tender Old Notes in the exchange offer will not be required to pay brokerage commissions or fees, or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of Old Notes. We will pay all charges and expenses, other than those transfer taxes described below, in connection with the exchange offer. It is important that you read the section labeled “—Fees and Expenses” below for more details regarding fees and expenses incurred in the exchange offer.

Expiration date; Extensions; Amendments

The exchange offer will expire at 5:00 p.m., New York City time on June 25, 2010, unless we extend it in our sole discretion.

In order to extend the exchange offer, we will notify the exchange agent orally or in writing of any extension. We will notify in writing or by public announcement the registered holders of Old Notes of the extension no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

We reserve the right, in our sole discretion:

•	to delay accepting for exchange any Old Notes in connection with the extension of the exchange offer;

•

to extend the exchange offer or to terminate the exchange offer and to refuse to accept Old Notes not previously accepted if any of the conditions set forth below under “—Certain Conditions to the Exchange Offer” have not been satisfied, by giving oral or written notice of such delay, extension or termination to the exchange agent; or

•

subject to the terms of the registration rights agreement, to amend the terms of the exchange offer in any manner, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change.

Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by written notice or public announcement thereof to the registered holders of Old Notes. If we amend the exchange offer in a manner that we determine to constitute a material change, we will promptly disclose such amendment in a manner reasonably calculated to inform the holders of Old Notes of such amendment, provided that in the event of a material change in the exchange offer, including the waiver of a material condition, we will extend the exchange offer period, if necessary, so that at least five business days remain in the exchange offer following notice of the material change. If we terminate this exchange offer as provided in this prospectus before accepting any Old Notes for exchange or if we amend the terms of this exchange offer in a manner that constitutes a fundamental change in the information set forth in the registration statement of which this prospectus forms a part, we will promptly file a post-effective amendment to the registration statement of which this prospectus forms a part. In addition, we will in all events comply with our obligation to make prompt payment for all Old Notes properly tendered and accepted for exchange in the exchange offer.

Without limiting the manner in which we may choose to make public announcements of any delay in acceptance, extension, termination or amendment of the exchange offer, we shall have no obligation to publish, advertise, or otherwise communicate any such public announcement, other than by issuing a timely press release to a financial news service.

Conditions to the Exchange Offer

Despite any other term of the exchange offer, we will not be required to accept for exchange, or exchange any Exchange Notes for, any Old Notes, and we may terminate the exchange offer as provided in this prospectus before accepting any Old Notes for exchange if in our reasonable judgment:

•

the Exchange Notes to be received will not be tradable by the holder without restriction under the Securities Act or the Exchange Act, and without material restrictions under the blue sky or securities laws of substantially all of the states of the U.S.;

•	the exchange offer, or the making of any exchange by a holder of Old Notes, would violate applicable law or any applicable interpretation of the staff of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offer that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offer.

In addition, we will not be obligated to accept for exchange the Old Notes of any holder that has not made:

•	the representations described under “—Purpose and Effect of the Exchange Offer,” “—Procedures for Tendering” and “Plan of Distribution,” and

•

such other representations as may be reasonably necessary under applicable SEC rules, regulations or interpretations to make available to us an appropriate form for registration of the Exchange Notes under the Securities Act.

We expressly reserve the right, at any time or at various times on or prior to the scheduled expiration date of the exchange offer, to extend the period of time during which the exchange offer is open. Consequently, we may delay acceptance of any Old Notes by giving written notice of such extension to the registered holders of the Old Notes. During any such extensions, all Old Notes previously tendered will remain subject to the exchange offer, and we may accept them for exchange unless they have been previously withdrawn. We will return any Old Notes that we do not accept for exchange for any reason without expense to their tendering holder promptly after the expiration or termination of the exchange offer.

We expressly reserve the right to amend or terminate the exchange offer on or prior to the scheduled expiration date of the exchange offer, and to reject for exchange any Old Notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offer specified above. We will give written notice or public announcement of any extension, amendment, non-acceptance or termination to the registered holders of the Old Notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may, in our sole discretion, assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times except that all conditions to the exchange offer must be satisfied or waived by us prior to the expiration of the exchange offer. If we fail at any time to exercise any of the foregoing rights, that failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration of the exchange offer. Any waiver by us will be made by written notice or public announcement to the registered holders of the Notes.

In addition, we will not accept for exchange any Old Notes tendered, and will not issue Exchange Notes in exchange for any such Old Notes, if at such time any stop order is threatened or in effect with respect to the registration statement of which this prospectus constitutes a part or the qualification of the indenture under the Trust Indenture Act, as amended.

Procedures for Tendering

Only a holder of Old Notes may tender such Old Notes in the exchange offer. To tender in the exchange offer, a holder must:

•

complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal; have the signature on the letter of transmittal guaranteed if the letter of transmittal so requires; and mail or deliver such letter of transmittal or facsimile to the exchange agent prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive Old Notes along with the letter of transmittal; or

•

the exchange agent must receive, prior to the expiration date, a timely confirmation of book-entry transfer of such Old Notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message; or

•	the holder must comply with the guaranteed delivery procedures described below.

To be tendered effectively, the exchange agent must receive any physical delivery of the letter of transmittal and other required documents at the address set forth below under “—Exchange Agent” prior to the expiration date.

The tender by a holder that is not withdrawn prior to the expiration date will constitute an agreement between such holder and us in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of Old Notes, the letter of transmittal and all other required documents to the exchange agent is at the holder’s election and risk. Rather than mail these items, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. Holders should not send us the letter of transmittal or Old Notes. Holders may request their respective brokers, dealers, commercial banks, trust companies or other nominees to effect the above transactions for them.

Any beneficial owner whose Old Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct it to tender on the owners’ behalf. If such beneficial owner wishes to tender on its own behalf, it must, prior to completing and executing the letter of transmittal and delivering its Old Notes, either:

•	make appropriate arrangements to register ownership of the Old Notes in such owner’s name; or

•	obtain a properly completed bond power from the registered holder of Old Notes.

The transfer of registered ownership may take considerable time and may not be completed prior to the expiration date.

Signatures on a letter of transmittal or a notice of withdrawal described below must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, a commercial bank or trust company having an office or correspondent in the U.S. or another “eligible institution” within the meaning of Rule 17Ad-15 under the Exchange Act, unless the Old Notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible institution.

If the letter of transmittal is signed by a person other than the registered holder of any Old Notes listed on the Old Notes, such Old Notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the Old Notes and an eligible institution must guarantee the signature on the bond power.

If the letter of transmittal or any Old Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing. Unless waived by us, they should also submit evidence satisfactory to us of their authority to deliver the letter of transmittal.

Any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the letter of transmittal and delivering it to the exchange agent, transmit their acceptance of the exchange offer electronically. They may do so by causing DTC to transfer the Old Notes to the exchange agent in accordance with its procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, to the effect that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering Old Notes that are the subject of such book-entry confirmation;

•

such participant has received and agrees to be bound by the terms of the letter of transmittal (or, in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery); and

•	the agreement may be enforced against such participant.

We will determine in our sole discretion all questions as to the validity, form, eligibility (including time of receipt), acceptance of tendered Old Notes and withdrawal of tendered Old Notes. Our determination will be final and binding. We reserve the absolute right to reject any Old Notes not properly tendered or any Old Notes the acceptance of which would, in the opinion of our counsel, be unlawful. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Old Notes must be cured within such time as we shall determine. Although we intend to notify holders of defects or irregularities with respect to tenders of Old Notes, neither we, the exchange agent nor any other person will incur any liability for failure to give such notification. Tenders of Old Notes will not be deemed made until such defects or irregularities have been cured or waived. Any Old Notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned to the exchange agent without cost to the tendering holder, unless otherwise provided in the letter of transmittal, promptly following the expiration date or termination of the exchange offer, as applicable.

In all cases, we will issue Exchange Notes for Old Notes that we have accepted for exchange under the exchange offer only after the exchange agent timely receives:

•	Old Notes or a timely book-entry confirmation of such Old Notes into the exchange agent’s account at DTC; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By signing the letter of transmittal, each tendering holder of Old Notes will represent that, among other things:

•	any Exchange Notes that the holder receives will be acquired in the ordinary course of its business;

•	the holder has no arrangement or understanding with any person or entity, including any of our affiliates, to participate in the distribution of the Exchange Notes;

•	if the holder is not a broker-dealer, that it is not engaged in and does not intend to engage in the distribution of the Exchange Notes;

•

if the holder is a broker-dealer that will receive Exchange Notes for its own account in exchange for Old Notes that were acquired as a result of market-making activities, that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus, as required by law, in connection with any resale of such Exchange Notes; and

•

the holder is not our “affiliate”, as defined in Rule 405 of the Securities Act, or, if it is an affiliate, that it will comply with applicable registration and prospectus delivery requirements of the Securities Act.

In addition, each broker-dealer that receives Exchange Notes for its own account in exchange for Old Notes, where such Old Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. See “Plan of Distribution.”

Book-Entry Transfer

The exchange agent will make a request to establish an account with respect to the Old Notes at DTC for purposes of the exchange offer promptly after the date of this prospectus; and any financial institution participating in DTC’s system may make book-entry delivery of Old Notes by causing DTC to transfer such Old Notes into the exchange agent’s account at DTC in accordance with DTC’s procedures for transfer. Holders of Old Notes who are unable to deliver confirmation of the book-entry tender of their Old Notes into the exchange agent’s account at DTC or all other documents of transmittal to the exchange agent on or prior to the expiration date must tender their Old Notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

Holders wishing to tender their Old Notes but whose Old Notes are not immediately available or who cannot deliver their Old Notes, the letter of transmittal or any other required documents to the exchange agent or comply with the applicable procedures under DTC’s Automated Tender Offer Program prior to the expiration date may tender if:

•	the tender is made through an eligible institution;

•

prior to the expiration date, the exchange agent receives from such eligible institution either a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery:

•	setting forth the name and address of the holder, the registered number(s) of such Old Notes and the principal amount of Old Notes tendered;

•	stating that the tender is being made thereby; and

•

guaranteeing that, within three (3) New York Stock Exchange trading days after the expiration date, the letter of transmittal or facsimile thereof together with the Old Notes or a book-entry confirmation, and any other documents required by the letter of transmittal will be deposited by the eligible institution with the exchange agent; and

•

the exchange agent receives such properly completed and executed letter of transmittal or facsimile thereof, as well as all tendered Old Notes in proper form for transfer or a book-entry confirmation, and all other documents required by the letter of transmittal, within three (3) New York Stock Exchange trading days after the expiration date.

Upon request to the exchange agent, a notice of guaranteed delivery will be sent to holders who wish to tender their Old Notes according to the guaranteed delivery procedures set forth above.

Withdrawal of Tenders

Except as otherwise provided in this prospectus, holders of Old Notes may withdraw their tenders at any time prior to the expiration date.

For a withdrawal to be effective:

•

the exchange agent must receive a written notice of withdrawal, which notice may be by telegram, telex, facsimile transmission or letter, at one of the addresses set forth below under “—Exchange Agent”; or

•	holders must comply with the appropriate procedures of DTC’s Automated Tender Offer Program system.

Any such notice of withdrawal must:

•	specify the name of the person who tendered the Old Notes to be withdrawn;

•	identify the Old Notes to be withdrawn, including the principal amount of such Old Notes; and

•	where certificates for Old Notes have been transmitted, specify the name in which such Old Notes were registered, if different from that of the withdrawing holder.

If certificates for Old Notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, the withdrawing holder must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless such holder is an eligible institution.

If Old Notes have been tendered pursuant to the procedure for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Old Notes and otherwise comply with the procedures of such facility. We will determine all questions as to the validity, form and eligibility, including time of receipt, of such notices, and our determination shall be final and binding on all parties. We will deem any Old Notes so withdrawn not to have been validly tendered for exchange for purposes of the exchange offer. Any Old Notes that have been tendered for exchange but which are not exchanged for any reason will be returned to the holder thereof without cost to such holder (or, in the case of Old Notes tendered by book-entry transfer into the exchange agent’s account at DTC according to the procedures described above, such Old Notes will be credited to an account maintained with DTC for Old Notes) promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn Old Notes may be retendered by following one of the procedures described under “—Procedures for Tendering” above at any time prior to the expiration date.

Exchange agent

U.S. Bank National Association has been appointed as exchange agent for the exchange offer. You should direct questions and requests for assistance, requests for additional copies of this prospectus or of the letter of transmittal and requests for the notice of guaranteed delivery to the exchange agent addressed as follows:

For Delivery by Hand, Overnight Delivery,	By Facsimile Transmission
Registered or Certified Mail:	(for eligible institutions only):
U.S. Bank National Association 60 Livingston Avenue St. Paul, Minnesota 55107 Attention: Specialized Finance	(651) 495-8158 Attention: Specialized Finance To Confirm by Telephone or for Information Call: (800) 934-6802

DELIVERY OF THE LETTER OF TRANSMITTAL TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE OTHER THAN AS SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY OF SUCH LETTER OF TRANSMITTAL.

Fees and Expenses

We will bear the expenses of soliciting tenders. The principal solicitation is being made by mail; however, we may make additional solicitations by telegraph, telephone or in person by our officers and regular employees and those of our affiliates.

We have not retained any dealer-manager in connection with the exchange offer and will not make any payments to broker-dealers or others soliciting acceptances of the exchange offer. We will, however, pay the exchange agent reasonable and customary fees for its services and reimburse it for its related reasonable out-of-pocket expenses.

Our expenses in connection with the exchange offer include:

•	SEC registration fees;

•	fees and expenses of the exchange agent and trustee;

•	accounting and legal fees and printing costs; and

•	related fees and expenses.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchange of Old Notes under the exchange offer. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing Old Notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of Old Notes tendered;

•	tendered Old Notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of Old Notes under the exchange offer.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Holders who tender their Old Notes for exchange will not be required to pay any transfer taxes. However, holders who instruct us to register Exchange Notes in the name of, or request that Old Notes not tendered or not accepted in the exchange offer be returned to, a person other than the registered tendering holder will be required to pay any applicable transfer tax.

Consequences of Failure to Exchange

Holders of Old Notes who do not exchange their Old Notes for Exchange Notes under the exchange offer, including as a result of failing to timely deliver Old Notes to the exchange agent, together with all required documentation, including a properly completed and signed letter of transmittal, will remain subject to the restrictions on transfer of such Old Notes:

•

as set forth in the legend printed on the Old Notes as a consequence of the issuance of the Old Notes pursuant to the exemptions from, or in transactions not subject to, the registration requirements of the Securities Act and applicable state securities laws; and

•	otherwise as set forth in the offering memorandum distributed in connection with the private offering of the Old Notes.

In addition, you will no longer have any registration rights or be entitled to additional interest with respect to the Old Notes.

In general, you may not offer or sell the Old Notes unless they are registered under the Securities Act, or if the offer or sale is exempt from registration under the Securities Act and applicable state securities laws. Except as required by the registration rights agreement, we do not intend to register resales of the Old Notes under the Securities Act. Based on interpretations of the SEC staff, Exchange Notes issued pursuant to the exchange offer may be offered for resale, resold or otherwise transferred by their holders, other than any such holder that is our “affiliate” within the meaning of Rule 405 under the Securities Act, without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that the holders acquired the Exchange Notes in the ordinary course of the holders’ business and the holders have no arrangement or understanding with respect to the distribution of the Exchange Notes to be acquired in the exchange offer. Any holder who tenders in the exchange offer for the purpose of participating in a distribution of the Exchange Notes:

•	could not rely on the applicable interpretations of the SEC; and

•	must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction.

After the exchange offer is consummated, if you continue to hold any Old Notes, you may have difficulty selling them because there will be fewer Old Notes outstanding.

Accounting Treatment

We will record the Exchange Notes in our accounting records at the same carrying value as the Old Notes, as reflected in our accounting records on the date of exchange. Accordingly, we will not recognize any gain or loss for accounting purposes in connection with the exchange offer.

Other

Participation in the exchange offer is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered Old Notes in the open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any Old Notes that are not tendered in the exchange offer or to file a registration statement to permit resales of any untendered Old Notes.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the Exchange Notes. In consideration for issuing the Exchange Notes as contemplated in this prospectus, we will receive in exchange Old Notes in like principal amount, which will be cancelled and as such will not result in any increase in our indebtedness.

The net proceeds of the offering of the Old Notes were $444.9 million after deducting the original issue discount but before the initial purchasers’ discount and estimated fees and expenses. We used the net proceeds from the offering of the Old Notes and the initial borrowings under our New Revolving Credit Facility to (i) effect the refinancing of our then existing $300.0 senior secured term loan and $500.0 million senior secured revolving credit facility, together the then existing $800.0 million senior secured credit facility, dated July 7, 2004, as amended (of which approximately $450.0 million was then outstanding), and our then existing $610.0 million credit agreement, dated December 22, 2006, as amended, including the payment of any fees, (ii) pay other transaction fees and expenses and (iii) make partial paydowns of other debt.

CAPITALIZATION

The following table sets forth our capitalization as of most recent quarter for which financial statements are available. You should read this table in conjunction with our consolidated financial statements and the related notes which are included elsewhere in this prospectus as well as the sections entitled “Selected Historical Consolidated Financial and Operating Data,” “Use of Proceeds” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

	March 31, 2010
	(in millions)
Total cash (excluding restricted cash)	$90.5

New Revolving Credit Facility	$478.3
11.75% Senior Secured Notes Due 2016	444.9	(1)

Total Guarantor group debt(2)	923.2
Other secured debt(3)	1,569.0

Total secured debt	2,492.2
Shareholders’ equity	1,690.4

Total capitalization	$4,182.6

(1)	Reflects $450.0 million aggregate principal amount of the Notes less $5.1 million original issue discount.
(2)	The Guarantor group includes Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited.
(3)	Includes amounts outstanding under our €624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility, €308.1 million (currently U.S. dollar-denominated) Pride of Hawai’i Loan, $334.1 million Norwegian Jewel Loan, €258.0 million Pride of America Hermes Loan and €40.0 million Pride of America Commercial Loan. Also includes capital leases. We refer you to “Description of Other Indebtedness.”

SELECTED HISTORICAL FINANCIAL AND OTHER INFORMATION

You should read this data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. The data for the three months ended March 31, 2010 and 2009 has been derived from unaudited financial statements included elsewhere in this prospectus and which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the results for the unaudited interim periods. The data for the years 2005 through 2009 and as of the end of each such year which has been derived from the audited consolidated financial statements. The data as of December 31, 2007, 2006 and 2005 and for the years ended December 31, 2006 and 2005 are not included herein. Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S.

	Three Months ended March 31,		Years ended December 31,
(in thousands)	2010	2009	2009	2008	2007	2006	2005
Statement of operations data
Revenue
Passenger ticket	$279,032	$283,148	$1,275,844	$1,501,646	$1,575,851	$1,442,628	$1,196,948
Onboard and other	137,470	141,307	579,360	604,755	601,043	537,313	435,262

Total revenue	416,502	424,455	1,855,204	2,106,401	2,176,894	1,979,941	1,632,210

Cruise operating expense
Commissions, transportation and other	63,937	66,949	311,308	341,936	434,749	429,280	331,386
Onboard and other	32,822	35,436	158,330	182,817	204,768	186,240	141,957
Payroll and related	77,024	82,263	318,154	377,208	436,843	412,943	323,621
Fuel	47,338	32,528	162,683	258,262	193,173	164,530	119,412
Food	24,751	29,992	118,899	126,736	120,633	102,324	94,105
Other	48,292	63,082	220,080	291,522	306,853	275,697	240,532

Total cruise operating expense	294,164	310,250	1,289,454	1,578,481	1,697,019	1,571,014	1,251,013

Other operating expense
Marketing, general and administrative	64,199	63,303	241,676	299,827	287,093	249,250	225,240
Depreciation and amortization	37,857	37,984	152,700	162,565	148,003	119,097	85,615
Impairment loss(1)	—	—	—	128,775	2,565	8,000	—

Total other operating expense	102,056	101,287	394,376	591,167	437,661	376,347	310,855

Operating income (loss)	20,282	12,918	171,374	(63,247)	42,214	32,580	70,342

Non-operating income (expense)
Interest income	28	348	836	2,796	1,384	3,392	4,803
Interest expense, net of capitalized interest	(35,839)	(25,412)	(115,350)	(152,364)	(175,409)	(136,478)	(87,006)
Other income (expense)(2)	(603)	17,335	10,373	1,012	(95,151)	(30,393)	28,096

Total non-operating income (expense)	(36,414)	(7,729)	(104,141)	(148,556)	(269,176)	(163,479)	(54,107)

Net income (loss)	$(16,132)	$5,189	$67,233	$(211,803)	$(226,962)	$(130,899)	$16,235

	As of or for the three months ended March 31,		As of or for the years ended December 31,
(in thousands, except operating data)	2010	2009	2009	2008	2007	2006	2005
Balance sheet data
Assets
Cash and cash equivalents	$90,489	$151,436	$50,152	$185,717	$40,291	$63,530	$60,416
Property and equipment, net	3,824,794	3,856,652	3,836,127	4,119,222	4,243,872	3,816,292	3,113,229
Total assets	4,824,284	4,755,748	4,811,348	5,047,141	5,033,698	4,629,624	3,984,227

Liabilities and shareholders’ equity
Due to Affiliate, net(3)	392	—	225	210,058	—	—	3,141
Advance ticket sales	320,213	283,634	255,432	250,638	332,802	314,050	276,644
Other current liabilities	263,076	291,531	234,795	348,625	291,509	298,768	217,430
Current portion of long-term debt	17,168	2,867	3,586	182,487	191,172	154,638	140,694
Long-term debt	2,474,996	2,592,705	2,554,105	2,474,014	2,977,888	2,405,357	1,965,983
Other long-term liabilities	58,008	38,425	58,654	31,520	4,801	1,744	2,631
Total shareholders’ equity(4)	1,690,431	1,546,586	1,704,551	1,549,799	1,235,526	1,455,067	1,377,704

Operating data
Passengers carried	305,025	335,041	1,318,441	1,270,281	1,304,385	1,153,844	981,665
Passenger Cruise Days	2,144,546	2,263,459	9,243,154	9,503,839	9,857,946	8,807,632	7,613,100
Capacity Days	1,988,280	2,117,520	8,450,980	8,900,816	9,246,715	8,381,445	7,172,040
Occupancy Percentage	107.9%	106.9%	109.4%	106.8%	106.6%	105.1%	106.1%

Other financial data
Net cash provided by (used in) operating activities	133,131	4,083	50,726	(23,297)	36,331	147,504	136,828
Net cash used in investing activities	(26,187)	(56,076)	(166,573)	(166,236)	(581,578)	(756,245)	(678,309)
Net cash provided by (used in) financing activities	(66,607)	17,712	(19,718)	334,959	522,008	611,855	429,473
Additions to property and equipment, net	(26,524)	(56,110)	(161,838)	(163,607)	(582,837)	(809,403)	(658,795)

(1)	In 2008, an impairment loss of $128.8 million was recorded as a result of the cancellation of a contract to build a ship (we refer you to our audited consolidated financial statements, Note 3 “Property and Equipment”); in 2007, an impairment loss was recorded as a result of a write-down of $2.6 million relating to the sale of Oceanic, formerly known as Independence; and in 2006, an impairment loss was recorded as a result of a write-down of $8.0 million relating to the Orient Lines tradename.
(2)	For the three months ended March 31, 2010 and 2009, such amount includes an interest rate swap and foreign currency (losses) of $(0.9) million offset by fuel derivative gains of $0.3 million and foreign currency translation gains of $15.4 million, respectively, and for the years ended December 31, 2009, 2008, 2007, 2006 and 2005, such amount includes foreign currency translation gains (losses) of $(9.6) million, $101.8 million, ($94.5) million, ($38.9) million and $28.7 million, respectively, primarily due to fluctuations in the euro/U.S. dollar exchange rate. In 2009 and 2008, these foreign currency gains (losses) were substantially offset by the change in fair value of our fuel derivative contracts of $20.4 million and $(99.9) million, respectively.
(3)	The amount due as of December 31, 2008 was in connection with the RDA, (we refer you to “Certain Relationships and Related Party Transactions”).
(4)	In April 2009, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009 (we refer you to our audited consolidated financial statements, Note 5 “Related Party Disclosures”).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

Non-GAAP Financial Measures

We use certain non-GAAP financial measures, such as Net Revenue, Net Yield and Net Cruise Cost to enable us to analyze our performance. We utilize Net Revenue and Net Yield to manage our business on a day-to-day basis and believe that it is the most relevant measure of our revenue performance because it reflects the revenue earned by us net of significant variable costs and is commonly used in the cruise industry to measure revenue performance. In measuring our ability to control costs in a manner that positively impacts net income, we believe changes in Net Cruise Cost and Net Cruise Cost excluding fuel to be the most relevant indicators of our performance and are commonly used in the cruise industry as a measurement of costs. Our use of non-GAAP financial measures may not be comparable to other companies within our industry.

Please see a historical reconciliation of these measures to items in our consolidated financial statements below in the Results of Operations section.

Overview

Revenue from our cruise and cruise-related activities are categorized by us as “passenger ticket revenue” and “onboard and other revenue.” Passenger ticket revenue and onboard and other revenue vary according to the size of the ship in operation, the length of cruises operated and the markets in which the ship operates. Our revenue is seasonal based on demand for cruises, which has historically been strongest during the summer months.

Passenger ticket revenue primarily consists of revenue for accommodations, meals in certain restaurants on the ship, certain onboard entertainment, and includes revenue for service charges and air and land transportation to and from the ship to the extent passengers purchase these items from us. Passenger ticket revenue is generally collected from passengers prior to their departure on the cruise.

Onboard and other revenue primarily consists of revenue from shore excursions, food and beverage sales, gaming, retail sales and spa services. We record onboard revenue from onboard activities we perform directly or that are performed by independent concessionaires, from which we receive a share of their revenue.

Our cruise operating expense is classified as follows:

•

Commissions, transportation and other consists of direct costs associated with passenger ticket revenue. These costs include travel agent commissions, air and land transportation expenses, credit card fees and certain port expenses.

•

Onboard and other primarily consists of direct costs that are incurred in connection with onboard and other revenue. These include costs incurred in connection with shore excursions, beverage sales, retail and sales of travel protection for vacation packages.

•	Payroll and related consists of the cost of wages and benefits for shipboard employees.

•	Fuel includes fuel costs, the impact of certain fuel hedges, and fuel delivery costs.

•	Food consists of food costs for passengers and crew.

•	Other consists of repairs and maintenance (including Dry-docking costs), ship insurance, ship Charter costs and other ship expenses.

Critical accounting policies

Our consolidated financial statements have been prepared in accordance with generally accepted accounting principles in the U.S. The preparation of these consolidated financial statements requires us to make estimates, judgments and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of our consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. We rely on historical experience and on various other assumptions that we believe to be reasonable under the circumstances to make these estimates and judgments. Actual results could differ materially from these estimates. We believe that the following critical accounting policies affect the significant estimates used in the preparation of our consolidated financial statements. These critical accounting policies, which are presented in detail in the notes to our audited consolidated financial statements, relate to ship accounting, asset impairment and contingencies.

Ship accounting

Ships represent our most significant assets, and we record them at cost less accumulated depreciation. Depreciation of ships is computed on a straight-line basis over the estimated service lives of primarily 30 years after a 15% reduction for the estimated residual value of the ship. Improvement costs that we believe add value to our ships are capitalized to the ship and depreciated over the improvements’ estimated useful lives. Repairs and maintenance activities are charged to expense as incurred. We account for Dry-docking costs under the direct expense method which requires us to expense all Dry-docking costs as incurred.

We determine the useful life of our ships based primarily on our estimates of the average useful life of the ships’ major component systems, such as cabins, main diesels, main electric, superstructure and hull. In addition, we consider the impact of anticipated changes in the vacation market and technological conditions and historical useful lives of similarly-built ships. Given the large and complex nature of our ships, our accounting estimates related to ships and determinations of ship improvement costs to be capitalized require considerable judgment and are inherently uncertain. Should certain factors or circumstances cause us to revise our estimate of ship service lives or projected residual values, depreciation expense could be materially lower or higher. If circumstances cause us to change our assumptions in making determinations as to whether ship improvements should be capitalized, the amounts we expense each year as repairs and maintenance costs could increase, partially offset by a decrease in depreciation expense. If we reduced our estimated average 30-year ship service life by one year, depreciation expense for the year ended December 31, 2009 would have increased by $4.0 million. In addition, if our ships were estimated to have no residual value, depreciation expense for the same period would have increased by $20.2 million.

We believe our estimates for ship accounting are reasonable and our methods are consistently applied. We believe that depreciation expense is based on a rational and systematic method to allocate our ships’ costs to the periods that benefit from the ships’ usage.

Asset impairment

We review our long-lived assets, principally ships, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

We believe our estimates and judgments with respect to our long-lived assets, principally ships, and goodwill and other indefinite-lived intangible assets are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

Contingencies

Periodically, we assess potential liabilities related to any lawsuits or claims brought against us or any asserted claims, including tax, legal and/or environmental matters. Although it is typically very difficult to determine the timing and ultimate outcome of such actions, we use our best judgment to determine if it is probable that we will incur an expense related to the settlement or final adjudication of such matters and whether a reasonable estimation of such probable loss, if any, can be made. In assessing probable losses, we take into consideration estimates of the amount of insurance recoveries, if any. In accordance with the guidance on accounting for contingencies, we accrue a liability when we believe a loss is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertainties related to the eventual outcome of litigation and potential insurance recoveries, although we believe that our estimates and judgments are reasonable, it is possible that certain matters may be resolved for amounts materially different from any estimated provisions or previous disclosures.

Results of Operations:

We reported total revenue, total cruise operating expense, operating income (loss) and net income (loss) as shown in the following table:

(in thousands)	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009	2008		2007
Total revenue	$416,502	$424,455	$1,855,204	$2,106,401		$2,176,894

Total cruise operating expense	$294,164	$310,250	$1,289,454	$1,578,481		$1,697,019

Operating income (loss)	$20,282	$12,918	$171,374	$(63,247	)(1)	$42,214

Net income (loss)	$(16,132)	$5,189	$67,233	$(211,803	)(1)	$(226,962)

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth operating data as a percentage of revenue:

	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009	2008		2007
Statement of operations data
Revenue
Passenger ticket	67.0%	66.7%	68.8%	71.3%		72.4%
Onboard and other	33.0%	33.3%	31.2%	28.7%		27.6%

Total revenue	100.0%	100.0%	100.0%	100.0%		100.0%

Cruise operating expense
Commissions, transportation and other	15.3%	15.8%	16.8%	16.2%		20.0%
Onboard and other	7.9%	8.3%	8.5%	8.7%		9.4%
Payroll and related	18.5%	19.4%	17.1%	17.9%		20.1%
Fuel	11.4%	7.7%	8.8%	12.3%		8.9%
Food	5.9%	7.1%	6.4%	6.0%		5.5%
Other operating	11.6%	14.8%	11.9%	13.9%		14.1%

Total cruise operating expense	70.6%	73.1%	69.5%	75.0%		78.0%

Other operating expense
Marketing, general and administrative	15.4%	14.9%	13.0%	14.2%		13.2%
Depreciation and amortization	9.1%	9.0%	8.2%	7.7%		6.8%

Impairment loss	—%	—%	—%	6.1	%(1)	0.1%

Total operating expense	24.5%	23.9%	21.2%	28.0%		20.1%

Operating income (loss)	4.9%	3.0%	9.3%	(3.0	)%(1)	1.9%

Non-operating income (expense)
Interest income	—%	0.1%	—%	0.1%		0.1%
Interest expense, net of capitalized interest	(8.6)%	(6.0)%	(6.2)%	(7.2)%		(8.0)%
Other income (expense)	(0.2)%	4.1%	0.5%	—%		(4.4)%

Total non-operating income (expense)	(8.8)%	(1.8)%	(5.7)%	(7.1)%		(12.3)%

Net income (loss)	(3.9)%	1.2%	3.6%	(10.1	)%(1)	(10.4)%

(1)	Includes an impairment loss of $128.8 million as a result of the cancellation of a contract to build a ship.

The following table sets forth selected statistical information:

	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009		2008	2007
Passengers Carried	305,025	335,041	1,318,441	(1)	1,270,281	1,304,385
Passenger Cruise Days	2,144,546	2,263,459	9,243,154		9,503,839	9,857,946
Capacity Days	1,988,280	2,117,520	8,450,980		8,900,816	9,246,715
Occupancy Percentage	107.9%	106.9%	109.4%		106.8%	106.6%

(1)	Passengers Carried increased in 2009 primarily due to the three and four-night itinerary of Norwegian Sky compared to the seven-night itinerary with Pride of Aloha in 2008.

Gross Yield and Net Yield were calculated as follows (in thousands, except Capacity Days and Yield data):

	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009	2008	2007
Passenger ticket revenue	$279,032	$283,148	$1,275,844	$1,501,646	$1,575,851
Onboard and other revenue	137,470	141,307	579,360	604,755	601,043

Total revenue	416,502	424,455	1,855,204	2,106,401	2,176,894
Less:
Commissions, transportation and other expense	63,937	66,949	311,308	341,936	434,749
Onboard and other expense	32,822	35,436	158,330	182,817	204,768

Net Revenue	$319,743	$322,070	$1,385,566	$1,581,648	$1,537,377

Capacity Days	1,988,280	2,117,520	8,450,980	8,900,816	9,246,715
Gross Yield	$209.48	$200.45	$219.53	$236.65	$235.42
Net Yield	$160.81	$152.10	$163.95	$177.70	$166.26

Gross Cruise Cost and Net Cruise Cost were calculated as follows (in thousands, except Capacity Days and per Capacity Day data):

	Three Months ended March 31,		Years ended December 31,
	2010	2009	2009	2008	2007
Total cruise operating expense	$294,164	$310,250	$1,289,454	$1,578,481	$1,697,019
Marketing, general and administrative expense	64,199	63,303	241,676	299,827	287,093

Gross Cruise Cost	358,363	373,553	1,531,130	1,878,308	1,984,112
Commissions, transportation and other expense	63,937	66,949	311,308	341,936	434,749
Onboard and other expense	32,822	35,436	158,330	182,817	204,768

Net Cruise Cost	$261,604	$271,168	$1,061,492	$1,353,555	$1,344,595

Capacity Days	1,988,280	2,117,520	8,450,980	8,900,816	9,246,715
Gross Cruise Cost per Capacity Day	$180.24	$176.41	$181.18	$211.03	$214.57
Net Cruise Cost per Capacity Day	$131.57	$128.06	$125.61	$152.07	$145.41

Three months ended March 31, 2010 compared to three months ended March 31, 2009

Revenue

Total revenue decreased 1.9% in 2010 compared to 2009 primarily due to a 6.1% decrease in Capacity Days which was the result of the departure of Norwegian Majesty from our fleet upon expiration of the relevant Charter agreement in October 2009. Net Revenue remained relatively unchanged in 2010 compared to 2009, as the 6.1% decrease in Capacity Days was substantially offset by a 5.7% increase in Net Yield. The increase in Net Yield was primarily due to an increase in passenger ticket pricing and onboard revenue due to increased net revenue from our shore excursions and gaming operations.

Expense

Total cruise operating expense decreased 5.2% in 2010 compared to 2009 primarily related to a decrease in Capacity Days and lower ship operating expenses partially offset by an increase in fuel expense primarily as a result of an increase in fuel prices. Fuel price per metric ton increased 63.8% to $488 in 2010 from $298 in 2009.

Total other operating expense remained relatively unchanged compared to 2009 with an increase in marketing expenses offset by lower expenses associated with cost control initiatives. Net Cruise Cost decreased 3.5% in 2010 compared to 2009 primarily due to a decrease in Capacity Days. Net Cruise Cost per Capacity Day increased 2.7% due to higher fuel expense per Capacity Day; higher maintenance and repairs per Capacity Day due to an increase in Dry-dock expenses; and higher marketing, general and administrative expense per Capacity Day; partially offset by lower port and other ship operating expense per Capacity Day. Depreciation and amortization expense remained relatively unchanged in 2010 compared to 2009.

Interest expense, net of capitalized interest, increased to $35.8 million in 2010 from $25.4 million in 2009 primarily due to higher average interest rates. Other income (expense) was an expense of $(0.6) million in 2010 compared to income of $17.3 million in 2009. The income in 2009 was primarily due to foreign currency translation gains of $15.4 million. Foreign currency translation gains were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Year ended December 31, 2009 compared to year ended December 31, 2008

Revenue

Total revenue decreased 11.9% in 2009 compared to 2008 primarily due to a 15.0% decrease in passenger ticket revenue and a 4.2% decrease in onboard and other revenue. Net Revenue decreased 12.4% in 2009 compared to 2008 due to a 7.7% decrease in Net Yield and a 5.1% decrease in Capacity Days. The decrease in Net Yield was the result of a decrease in passenger ticket pricing due to adverse global economic conditions. This decrease was partially offset by a slight increase in Net Yield pertaining to onboard and other revenue primarily due to increased Net Revenue from our shore excursions and gaming operations and an increase in Occupancy Percentage. The decrease in Capacity Days was the result of the departure of Marco Polo, Norwegian Dream and Norwegian Majesty from our fleet upon expiration of the relevant Charter agreements in March 2008, November 2008, and October 2009 respectively, partially offset with the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008.

Expense

Total cruise operating expense decreased 18.3% in 2009 compared to 2008 primarily related to a decrease in fuel price and implementation of cost control initiatives. Total other operating expense decreased 33.3% in 2009 compared to 2008 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. In 2009, we also implemented cost control initiatives which included savings in marketing, general and administrative expense. Net Cruise Cost decreased 21.6% in 2009 compared to 2008 primarily due to a 17.4% decrease in Net Cruise Cost per Capacity Day. The decrease in Net Cruise Cost per Capacity Day was primarily due to lower fuel expense per Capacity Day primarily as a result of a 30.1% decrease in average fuel price per metric ton to $392 in 2009 from $561 in 2008; lower marketing, general and administrative expense and other cruise operating expense per Capacity Day due to savings from cost control initiatives; and lower payroll and related expense per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from the Hawaii market to our international fleet in 2008.

Depreciation and amortization expense decreased 6.1% in 2009 compared to 2008 primarily due to the transfer of Norwegian Sky to Genting HK in January 2009.

Interest expense, net of capitalized interest, decreased to $115.4 million in 2009 from $152.4 million in 2008, primarily due to lower average interest rates. Other income (expense) improved to income of $10.4 million in 2009 compared to $1.0 million in 2008. The other income in 2009 was primarily due to fuel derivative gains of $20.4 million partially offset by foreign currency translation losses of $(9.6) million, which were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars. The other income in 2008 was primarily due to foreign currency translation gains of $101.8 million partially offset by fuel derivative losses of $(99.9) million.

Year ended December 31, 2008 compared to year ended December 31, 2007

Revenue

Total revenue decreased 3.2% in 2008 compared to 2007 primarily due to a 4.7% decrease in passenger ticket revenue primarily due to a decrease in Capacity Days as discussed below. Net Revenue increased 2.9% in 2008 compared to 2007 due to a 6.9% increase in Net Yield partially offset by a 3.7% decrease in Capacity Days. The increase in Net Yield in 2008 was the result of higher passenger ticket pricing and onboard and other revenue which was primarily due to increased revenue from our gaming operations and art concessionaire. The decrease in Capacity Days was the result of the departure of Norwegian Wind, Norwegian Crown, Marco Polo and Norwegian Dream which left the fleet upon expiration of the relevant Charter agreements in April 2007, November 2007, March 2008 and November 2008, respectively, as well as the re-flagging of Pride of Aloha which was withdrawn from the fleet in May 2008 and launched as Norwegian Sky in July 2008. This decline in capacity was partially offset by the addition of Norwegian Gem which entered our fleet in October 2007.

Expense

Total cruise operating expense decreased 7.0% in 2008 compared to 2007 primarily due to a decrease in commissions, transportation and other expense, as passengers were purchasing less air transportation through us, and payroll and related expense as discussed below. These decreases were partially offset by an increase in fuel prices. Total other operating expense increased 35.1% in 2008 compared to 2007 primarily due to an impairment loss in 2008 of $128.8 million as a result of the cancellation of a contract to build a ship. Net Cruise Cost increased 0.7% in 2008 compared to 2007 due to a 4.6% increase in Net Cruise Cost per Capacity Day partially offset by a 3.7% decrease in Capacity Days mentioned above. The increase in Net Cruise Cost per Capacity Day was primarily attributable to higher fuel expense per Capacity Day primarily as a result of a 41.7% increase in average fuel price per metric ton to $561 in 2008 from $396 in 2007; higher marketing, general and administrative expense per Capacity Day mainly due to additional professional fees incurred primarily in connection with legal costs and management consulting projects; partially offset by lower payroll and related expenses per Capacity Day from the impact of the re-flagging and redeployment of Pride of Hawai’i and Pride of Aloha from our Hawaii market to our international fleet in 2008.

Depreciation and amortization expense increased 9.8% compared to 2007 primarily due to the addition of Norwegian Gem which entered service in October 2007.

In 2008, an impairment loss of $128.8 million was recorded in our consolidated statement of operations as a result of the cancellation of a contract to build a ship. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest. In 2007, we finalized the sale of Oceanic, formerly known as Independence and in order to reflect the asset at its net realizable value, we recorded an impairment loss of $2.6 million in our consolidated statement of operations.

Interest expense, net of capitalized interest, decreased to $152.4 million in 2008 from $175.4 million in 2007 primarily due to lower average interest rates and a decrease in average outstanding borrowings. Other income (expense) improved to a $1.0 million gain in 2008 from a $(95.2) million loss in 2007. In 2008, foreign currency translation gains of $101.8 million were primarily offset by $(99.9) million of losses due to the change in fair value of our fuel derivative contracts. In 2007, the expense was primarily due to foreign currency translation losses of $(94.5) million. Foreign currency translation gains and losses were primarily due to changes in the exchange rate regarding the revaluation of our euro-denominated debt to U.S. dollars.

Liquidity and capital resources

Net cash provided by operating activities was $133.1 million and $4.1 million for the three months ended March 31, 2010 and 2009, respectively. For the three months ended March 31, 2010, the changes in cash provided by operating activities were primarily due to increases in advance ticket sales and timing differences in cash payments relating to operating assets and liabilities. For the three months ended March 31, 2009, the changes in cash provided by operating activities were primarily due to an increase in net income partially offset by timing differences in cash payments relating to operating assets and liabilities.

Net cash used in investing activities, primarily consisting of additions to property and equipment related to payments for construction of Norwegian Epic, was $26.2 million and $56.1 million for the three months ended March 31, 2010 and 2009, respectively.

Net cash used in financing activities was $66.6 million for the three months ended March 31, 2010, primarily due to repayments of our New Revolving Credit Facility. Net cash provided by financing activities for the three months ended March 31, 2009 was $17.7 million, primarily due to transactions with an Affiliate and draw downs on our then existing revolving credit facilities which were partially offset by repayments of these facilities, payments on other outstanding loans and loan arrangement fees.

Capitalized interest increased to $4.6 million in 2010 from $2.6 million in 2009 due to a higher level of investment in the construction of Norwegian Epic.

Future capital commitments

Future capital commitments consist of contracted commitments and future expected capital expenditures necessary for operations. We anticipate that capital expenditures will be $1.0 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of March 31, 2010.

Norwegian Epic is under construction with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of March 31, 2010 is $1.2 billion. As of March 31, 2010 we had capitalized costs of $300.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Contractual obligations

As of March 31, 2010, our contractual obligations, with initial or remaining terms in excess of one year, including interest payments on long-term debt obligations, were as follows (in thousands):

	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations(1)	$2,478,032	$13,511	$319,353	$517,988	$1,627,180
Operating lease obligations(2)	44,188	7,510	10,763	10,006	15,909
Ship purchase obligations(3)	905,343	905,343	—	—	—
Port facilities(4)	167,938	20,995	38,304	39,561	69,078
Capital lease obligations(5)	14,132	3,657	8,589	1,886	—
Interest obligations(6)	814,761	144,462	258,357	224,841	187,101
Other(7)	69,138	45,816	16,934	6,388	—

Total	$4,493,532	$1,141,294	$652,300	$800,670	$1,899,268

(1)	Includes original issue discount of $5.1 million.
(2)	Non-cancelable operating leases primarily for offices, motor vehicles and office equipment.

(3)	Contractual obligations with initial terms in excess of one year; assumes euro/U.S. dollar exchange rate of 1.351 as of March 31, 2010.
(4)	Future commitments with remaining terms in excess of one year to pay for our usage of a New York City cruise Terminal and Islas Bahia, Bermuda and Miami port facilities.
(5)	Primarily for buses for Hawaii operations and leases in connection with Norwegian Epic.
(6)	Interest includes fixed and variable rates with LIBOR held constant as of March 31, 2010.
(7)	Future commitments with remaining terms in excess of one year primarily for service and maintenance contracts and a Charter agreement with an Affiliate.

Other

As a routine part of our business, depending on market conditions, exchange rates, pricing and our strategy for growth, we regularly consider opportunities to enter into contracts for the building of additional ships. We may also consider the sale of ships, potential acquisitions and strategic alliances. If any of these were to occur, they may be financed through the incurrence of additional permitted indebtedness, through cash flows from operations, or through the issuance of debt, equity or equity-related securities.

Funding sources

As of March 31, 2010, our liquidity was $362.2 million.

We have up to $895.6 million (based on the euro/U.S. dollar exchange rate as of March 31, 2010) of export credit financing in place for Norwegian Epic, which will complete our funding requirements for this ship.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2010.

The impact of changes in world economies and especially the global credit markets has created a challenging environment and may reduce future consumer demand for cruises and adversely affect our counterparty credit risks. In the event this environment deteriorates, our business, financial condition and results of operations could be adversely impacted.

We believe our cash on hand, expected future operating cash inflows, additional borrowings under our existing credit facility and our ability to issue debt securities or raise additional equity, including capital contributions, will be sufficient to fund operations, debt payment requirements, capital expenditures and maintain compliance with covenants under our debt agreements over the next twelve-month period. There is no assurance that cash flows from operations and additional financings will be available in the future to fund our future obligations.

Financial instruments and other

General

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments. The financial impacts of these hedging instruments are primarily offset by corresponding changes in the underlying exposures being hedged. We achieve this by closely matching the amount, term and conditions of the derivative instrument with the underlying risk being hedged. We do not hold or issue derivative financial instruments for trading or other speculative purposes. Derivative positions are monitored using techniques including market valuations and sensitivity analyses. We refer you to our audited consolidated financial statements, Note 6 “Financial Instruments,” for further detail.

Interest rate risk

From time to time, we consider entering into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense. As of March 31, 2010, 38% of our debt was fixed and 62% was floating, and we had one interest rate swap agreement which is in place through October 2010. Changes in the fair value of the interest rate swap are recorded in other income (expense) in our consolidated statement of operations. A one percentage point increase in interest rates would increase our 2010 interest expense by approximately $10.0 million.

Foreign currency exchange rate risk

Our exposure to foreign currency exchange rate risk is related primarily to our ship-building contract and euro-denominated debt. From time to time, we entered into foreign currency forward contracts and/or option contracts for these payments; however, as of March 31, 2010, all of our debt was denominated in U.S. dollars and no forward contracts were outstanding. During the three months ended March 31 2009, we included a $2.9 million loss related to our previous forward contracts in our consolidated statements of operations.

Also, we are exposed to foreign currency exchange rate fluctuations on the U.S. dollar value of our foreign currency denominated forecasted transactions. Our principal net foreign currency exposure relates to the euro. To manage this exposure, we take advantage of any natural offsets to our foreign currency revenues and expenses and from time to time enter into foreign currency forward contracts and/or option contracts for a portion of the remaining exposure related to these forecasted transactions. As of March 31, 2010, no forward contracts related to these forecasted transactions were outstanding.

Fuel price risk

Our exposure to market risk for changes in fuel prices relates to the forecasted consumption of fuel on our ships. Fuel expense, as a percentage of our total cruise operating expense, was 16.1% and 10.5% for the three months ended March 31, 2010 and 2009, respectively. From time to time, we use fuel hedging agreements to mitigate the financial impact of fluctuations in fuel prices. As of March 31, 2010, we had fuel swap agreements to pay fixed prices for fuel with an aggregate notional amount of $155 million maturing through December 31, 2011. We estimate that a hypothetical 10% increase in our weighted-average fuel price would increase our remaining anticipated 2010 fuel expense by approximately $16.1 million. This increase would be partially offset by an increase in the fair value of our fuel swap agreements of $11.4 million.

Fair value for our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms such as maturity, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points (we refer you to our audited consolidated financial statements, Note 6 “Financial Instruments” for more regarding fair value).

BUSINESS

History of the Company

The legal name of the Company is NCL Corporation Ltd. The Company was incorporated under the laws of Bermuda on December 15, 2003 as an exempted company. Norwegian Cruise Line commenced operations out of Miami in 1966.

Our Company

We are one of the leading global cruise line operators, offering a wide variety of itineraries in North America (including Alaska and Hawaii), Central and South America, Bermuda, the Caribbean, the Mediterranean and the Baltic. We currently operate ten modern ships, representing 22,110 Berths, which account for approximately 9.4% of the North American cruise capacity in terms of Berths based on fleet counts as of December 31, 2009. In addition, we have our largest and most sophisticated cruise ship (4,100 Berths), Norwegian Epic, scheduled for delivery during the second quarter of 2010 which will increase our total capacity to 26,210 total Berths. We refer you to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Future capital commitments.” We have the youngest fleet of ships in the industry among the Major North American Cruise Brands, with a weighted average age of 6.4 years.

We strive to create an innovative and differentiated cruise product offering with the goal of providing our customers with the highest level of overall satisfaction in their cruise vacation experience. We pioneered a unique style of cruising called “Freestyle Cruising” onboard all our ships, which provides our customers with the freedom and flexibility associated with a resort-style atmosphere and experience as well as significantly more dining options than a traditional cruise. Our entire fleet has been purpose-built to deliver “Freestyle Cruising” which we believe provides us with a significant competitive advantage.

We offer cruises ranging from one day to three weeks. During 2009, we docked at over 150 ports worldwide, with itineraries originating from 21 ports of which 13 are in North America. Many of these North American ports are part of our “Homeland Cruising” program in which we have homeports which are close to major population centers, such as New York, Southern California, New England and South Florida. This reduces the need for vacationers to fly to distant ports to embark on a cruise and helps reduce our customers’ overall vacation cost. We are the only cruise line operator to offer an entirely inter-island itinerary in Hawaii, with our U.S.-flagged ship, Pride of America. This itinerary is unique in the cruise industry, as all other competing cruise lines are required to dock at a distant foreign port when providing their customers with a Hawaiian-based cruise itinerary.

We believe that both our “Freestyle Cruising” and “Homeland Cruising” initiatives along with our inter-island Hawaiian cruises are strong brand differentiators that contribute to our overall strong customer satisfaction scores and brand loyalty as measured by our large percentage of repeat customers.

Our Industry

We believe that the cruise industry demonstrates the following positive fundamentals:

Growth

Cruising is a vacation alternative with broad appeal, as it offers a wide range of products and services to suit the preferences of vacationing customers of all ages, backgrounds and interests. Since 1980, cruising has been one of the fastest growing segments of the vacation market. According to CLIA, in 2009 approximately 13.4 million passengers took cruises of two consecutive nights or more on CLIA member lines, versus 7.2 million passengers in 2000, representing a compound annual growth rate of 7.2%. We believe that, based on

CLIA’s research, cruising is significantly under-penetrated and represents approximately 10% of the North American vacation market. In addition, according to industry research, only 20% of the U.S. population has ever taken a cruise and this percentage should increase as the market for first-time cruise passengers expands.

The principal itineraries visited by North American cruise passengers in recent years were the Caribbean, Europe, the Mediterranean and Alaska. In addition, North American cruise passengers visited Mexico, Hawaii, Bermuda, the Panama Canal and other exotic locations, including South America, North Africa, the South Pacific, the Far East and India.

Based on the number of ships that are currently on order worldwide, the net capacity serving North American consumers is expected to increase over the next several years. Projections compiled by CLIA indicated that at the end of 2010 and 2011, CLIA member lines will have an aggregate passenger capacity of 316,000 and 333,000 Berths, respectively. These figures include ships that are expected to be marketed in North America and worldwide. CLIA’s estimates of capacity do not include assumptions related to unannounced ship withdrawals due to factors such as the age of ships or changes in the location from where ships’ passengers are predominantly sourced and, accordingly, may indicate a higher percentage growth in North American capacity than will actually occur.

Significant Value Proposition and High Level of Guest Satisfaction

We believe that the cost of a cruise vacation, relative to a comparable land-based resort or hotel vacation offers an exceptional value. A typical cruise, for one all-inclusive price, offers its guests transportation to a variety of destinations, hotel-style accommodations, a generous diversity of food choices and a selection of daily entertainment options.

Cruises have become even more affordable for a greater number of North American customers over the past few years through the introduction of “Homeland Cruising” which eliminates the airfare commonly associated with a vacation. CLIA reported that approximately 80% of cruise passengers agree that a cruise vacation is a good way to sample various destinations which they may visit again on a land-based vacation. In addition, CLIA’s surveys also show that cruise passengers have the highest level of satisfaction when compared to alternative land-based vacations like resorts and land-based escorted tours.

High Barriers to Entry

The cruise industry is characterized by high barriers to entry including the existence of several established and recognizable brands, the large expense of building a new, sophisticated cruise ship, the long lead time necessary to construct new ships and limited shipyard capacity. Based on recently announced newbuild ships, the cost to build a cruise ship can range from $250.0 million to $1.5 billion or $174,000 to $644,000 per Berth, depending on the ship’s size and quality of product offering. The construction time of a newbuild ship is typically between 27 months to 36 months and requires significant cash payments to fund construction before a dollar of revenue is generated. In addition, the shipbuilding industry is experiencing tightened capacity as the size of ships increases and the industry consolidates, with virtually all new capacity added in the last 20 years having been built by one of three major European shipbuilders.

Segments and Brands

The different cruise lines that make up the global cruise vacation industry have historically been segmented by product offering and service quality into contemporary, premium and luxury brands. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive on average than the premium or luxury segments. The premium segment is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic, while the luxury segment offers the highest level of service and quality, with longer cruises on the smallest ships. In classifying the Major North American Cruise Brands, the contemporary segment has historically included Carnival Cruise Lines, Royal Caribbean International and Norwegian Cruise Line. The premium segment has historically included Celebrity Cruises, Holland America and Princess Cruises. Based on expected fleet counts as of December 31, 2009, the Major North American Cruise Brands together represent approximately 91.6% of the North American cruise market.

Norwegian Cruise Line and NCL America have been aggregated as a single reportable segment based on the similarity of their economic characteristics, as well as products and services provided.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2009, 2008 and 2007, revenues attributable to North American passengers were 83%, 83% and 86%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships and ship under construction.

Our Business Strategies

We seek to attract vacationers by offering new products and services and creating differentiated itineraries in new markets through new and existing modern ships with the aim of delivering a better, value-added, vacation experience to our customers relative to other broad-based or land-based leisure alternatives.

Innovative Product Offerings

We have a long tradition of product innovation within the cruise industry as one of the most established consumer brands in Caribbean cruising. We became the first cruise operator to buy a private island in the Bahamas to offer a private beach experience to our passengers, and we were the first to introduce a 2,000-Berth megaship into the Caribbean market in 1980. More recently, we pioneered new concepts in cruising with the development of “Homeland Cruising” and the launch of “Freestyle Cruising.” We will continue to bring innovation to the cruise industry with the delivery of Norwegian Epic in 2010, which will offer 21 dining options, and what we believe will be the widest array of entertainment at sea, including exclusive engagements with Blue Man Group, Cirque Dreams & Dinner, Nickelodeon and the improvisational comedy troupe The Second City.

Additional Strategies

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Maximize Net Yields. We are focused on growing our revenue through various initiatives aimed at increasing our ticket prices and occupancy as well as onboard activity to drive higher overall Net Yield.

•

Strategic Relationships. Our base-loading strategy also includes strategic relationships with travel agencies and international tour operators, who commit to purchasing a certain level of inventory with long lead times.

•

Improve Operating Efficiency and Lower Costs. We are continually focused on driving financial improvement through a variety of cost savings initiatives. These initiatives are focused on reducing costs while at the same time improving the overall product we deliver to our customers.

•

Expand and Strengthen Our Product Distribution Channels. As part of our growth strategy, we are continually looking for ways to deepen and expand our customer sales channels. We recently restructured our sales and marketing organization to provide better focus on distribution.

“Freestyle Cruising”

The most important differentiator for our brand is the “Freestyle Cruising” concept onboard all of our ships. The essence of “Freestyle Cruising” is to provide a cruise experience that offers more freedom and flexibility than any other traditional cruise alternative. While many cruise lines have historically required guests to dine at assigned group tables and at specified times, through “Freestyle Cruising,” we offer the flexibility and choice to our passengers who prefer to dine when they want, with whomever they want and without having to dress formally. Additionally, we have increased the number of activities and dining facilities available onboard, allowing passengers to tailor their onboard experience to their own schedules, desires and tastes. The key elements of “Freestyle Cruising” include:

•	flexible dining policy: no fixed dining times or pre-assigned seating in our dining rooms;

•

12 to 14 dining options on each of our owned ships; in addition to multiple main dining rooms, a casual action station buffet and quick service outdoor grill, our ships offer a wide variety of specialty restaurants, with most offering a classic steakhouse, fine French, Japanese teppanyaki, sushi, Italian, Mexican and Asian fusion restaurants, which we believe is the widest selection of full-service dining options among the fleets of the Major North American Cruise Brands;

•	resort-casual dress code acceptable throughout the ship at all times;

•	increased service staff for a more personalized vacation experience;

•	replacement of cash tipping with an automated service charge system;

•	diverse “lifestyle” activities, including cultural and educational onboard programs along with an increased adventure emphasis for shore excursions; and

•	passenger-friendly disembarkation policies.

All of our ships have been custom designed and built for “Freestyle Cruising,” which we believe differentiates us significantly from our major competitors. We further believe that “Freestyle Cruising” attracts a passenger base that prefers the less structured, resort-style experience of our cruises. With the success of “Freestyle Cruising,” we have implemented across our fleet “Freestyle 2.0” featuring significant enhancements to our onboard product experience. The enhancements include a major investment in the total dining experience; upgrading the stateroom experience across the ship; new wide-ranging onboard activities for all ages; and additional recognition, services and amenities for premium-priced balcony, suite and villa passengers.

Our Fleet

Our ships are purpose-built ships suited to provide our customers with the ultimate “Freestyle Cruising” experience. Our ships have state-of-the-art passenger amenities including up to 14 dining options, together with hundreds of standard private balcony cabins. Four of our ships offer a complex of private courtyard villas, each with up to approximately 570 square feet of space, which provide personal butler service and exclusive access to a private courtyard area with private pool, sundeck, hot tubs, spa and fitness center. In addition, six of our ships have luxury garden villas with up to approximately 6,694 square feet of space, making them the largest rooms at sea. These luxury garden villas offer three separate bedroom areas, spacious living and dining room areas, as well as 24-hour, on-call butler and concierge service. Continuing our tradition of innovation and the extension of the Norwegian Cruise Line brand, we are taking delivery of Norwegian Epic in the second quarter of 2010. By the end of 2010, 48% of our cabins will have private balconies representing a higher mix of outside balcony cabins than the other contemporary brands.

Norwegian Epic will offer our passengers itineraries to the western and eastern Caribbean and is one of the most innovative and cutting-edge ships in the industry. The ship will offer our customers a huge aqua park, sports complex, squash court, two three-lane bowling alleys and our two-story Wii™ Wall. There are 21 dining options offering one of the widest choices of dining experiences among the fleets of the Major North American Cruise Brands. Exclusive entertainment is offered aboard Norwegian Epic with the addition of brand new entertainment choices Blue Man Group and Cirque Dreams and Dinner. We will offer world-class entertainment in our jazz and blues club and our comedy club will feature the improvisational comedy troupe The Second City.

Norwegian Cruise Line Ships

The table below provides a brief description of our ships and areas of operation based on 2010 itineraries:

Ship	Year Built	Berths	Gross Tons	Primary Areas of Operation
Norwegian Epic(1)	2010	4,100	153,000	Caribbean
Norwegian Gem	2007	2,400	93,500	Europe, Bahamas
Norwegian Jade	2006	2,400	93,600	Europe
Norwegian Pearl	2006	2,400	93,500	Alaska, Caribbean, Pacific Coastal and Panama Canal
Norwegian Jewel	2005	2,380	93,500	Caribbean and Bahamas
Pride of America	2005	2,140	80,400	Hawaii
Norwegian Dawn	2002	2,220	92,300	Bahamas, Bermuda, Caribbean, Canada and New England
Norwegian Star	2001	2,240	91,700	Alaska, Mexico and Pacific Coastal
Norwegian Sun	2001	1,940	78,300	Europe, Caribbean, Pacific Coastal and Panama Canal
Norwegian Sky(2)	1999	1,990	77,100	Bahamas
Norwegian Spirit	1998	2,000	75,300	Caribbean, Bahamas, Bermuda, Canada and New England

(1)	Expected to be delivered in the second quarter of 2010.
(2)	Chartered from Genting HK.

Itineraries

We offer cruise itineraries ranging from one day to three weeks calling on approximately 150 worldwide locations, including destinations in the Caribbean, Bermuda, the Bahamas, Mexico, Alaska, Europe, Hawaii, New England, Central and South America, North Africa and Scandinavia. We have developed, and are continuing to develop, innovative itineraries to position our ships in new and niche markets as well as in the mainstream markets throughout the Americas and Europe. For the year ended December 31, 2009, approximately 65% of our itineraries, by Capacity Days, were in more exotic, under-penetrated and less traditional locations (areas outside of the Caribbean and Bahamas) which we believe allows us to generate higher Net Yield.

Ports and Facilities

We have an agreement with the Government of Bermuda whereby two of our ships are permitted weekly calls in Bermuda through 2018 from Boston, Baltimore, Charleston and New York. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We have a contract with the City of New York pursuant to which we receive preferential Berths on specific piers at the city’s passenger ship Terminal. Furthermore, we have contracts with the city of Los Angeles and the Port of Miami pursuant to which we receive preferential Berths at the city’s cruise ship Terminals. We have a concession permit with the U.S. National Park Service whereby our ships are permitted to call on Glacier Bay 22 times through September 30, 2019 during each summer cruise season. At present, we do not intend to acquire any port facilities. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Revenue Management Practices

Our cruise ticket prices generally include cruise fare and a wide variety of onboard activities and amenities, including meals and entertainment. In some instances, cruise ticket prices include round-trip airfare to and from the port of embarkation. Prices vary depending on the particular cruise itinerary, cabin category selected and the time of year that the voyage takes place. We generate additional revenue from specialty restaurants and certain beverages, casino operations, shore excursions, gift shop purchases, spa services and other similar items.

Ticket Revenue

We base our ticket pricing and revenue management on a strategy that encourages travelers to book early and secure attractive savings. This is accomplished through a revenue management system designed to maximize Net Yield by matching projected availability to anticipated future passenger demand. We perform extensive analyses of our databases in order to determine booking history and trends by sailing, cabin category, travel partner, market segment, itinerary and distribution channel. In addition, we establish a set of cabin categories throughout each cruise ship and price our cruise fares on the basis of these cabin categories. Typically, the initial published fares are established 18 or more months in advance of the departure of a cruise at a level which, under normal circumstances, would provide a high occupancy. If the rate at which cabin inventory is sold differs from expectations, we will raise or lower the prices of each cabin category accordingly. This can be done through promotions, special rate codes, opening and closing categories, or price changes. Our revenue management tool, which is typical of what is used by our major competitors in North America, tracks and forecasts overall booking demand and provides optimal pricing and selling limit recommendations on a daily basis. The system allows us to better optimize our booking curve and shorten the time to implement pricing decisions, and is designed to optimize revenue for the full range of cabin categories, thereby reducing the need for last minute discounting to fill ships.

Onboard and Other Revenue

Ticket prices typically include cruise accommodation, meals in certain dining facilities and many onboard activities such as entertainment, pool-side activities and various sports programs. We earn additional revenue onboard our ships principally from specialty restaurants and certain beverages, casino operations, shore excursions, gift shop purchases, spa services and other similar items. Onboard and other revenue is an important component of our revenue base representing 31.2% of our 2009 total revenue. To maximize onboard revenue, we use various cross-marketing and promotional tools and are supported by point-of-sale systems permitting “cashless” transactions for the sale of these onboard products and services. Food and beverage, gaming and shore excursions are managed directly by the Company while retail shops, spa services, art auctions and internet services are managed through contracts with third party concessionaires. These contracts generally entitle us to a fixed percentage of the gross sales derived from these concessions.

Seasonality

The seasonality of the North American cruise industry generally results in the greatest demand for cruises during the summer months of June through August. This predictable seasonality in demand has resulted in fluctuations in our revenue and results of operations. The seasonality of our results is increased due to ships being taken out of service for regularly scheduled Dry-docking, which we typically schedule during non-peak demand periods.

Sales and Marketing

Product Distribution Channels and Sales

We sell our product through four primary distribution channels: retail/travel agent, consumer direct, international and Charter, Meeting and Incentive Sales (“CM&I”).

The retail/travel agent channel represents the majority of our ticket sales. Passengers utilizing this channel book their cruises through independent travel agents who sell our itineraries on a non-exclusive, commission-based basis. Given the importance of the retail/travel agent channel, a major focus of our marketing strategy is motivating and supporting our travel agent partners. Our travel partner base is comprised of an extensive network of approximately 20,000 independent travel agencies including brick and mortar, internet-based and home-based operators located in North America, South America, Europe, Asia and Australia.

In 2008, we implemented “Partnership 2.0,” a new initiative aimed at strengthening our ties with our travel agent partners. As part of the program, we implemented dozens of projects specifically designed to improve efficiency with our travel partners and guests, ranging from more timely commission payments to aggressive call center quality monitoring. We also restructured our travel agent sales force, allowing us to more effectively support the larger accounts with specific expertise and also gain access to a significantly larger number of travel partners through an outbound call center. In a recent survey, 91% of travel agent respondents stated that they witnessed a material improvement in our business practices and overall communication as a result of “Partnership 2.0.”

In addition to our focus on retail sales, we continue to grow our consumer direct business through investments in our brand and our website as well as significant increases in our direct sales force. Passengers booking directly with us tend to book earlier and in higher category inventory.

Outside of the U.S., we have an international sales presence with over 150 people in Europe and representatives covering Latin America, Australia and Asia. We are primarily focused on increasing our business in the United Kingdom and Continental Europe markets, which have grown significantly in recent years and where we now offer local itineraries year-round. We have modified our 2010 itineraries to increase demand by appealing to guests in different markets including the UK, Italy, Germany and Spain. We have had success with our baseloading initiatives in Europe, where our “Freestyle Cruising” has been well received, and are in the process of building our direct sales force in Europe.

Finally, our CM&I business focuses on full ship Charters as well as corporate meeting and incentive travel. These sales often have very long lead times and generate a higher level of Net Yield than sales through our other channels.

Across all channels, we are also undertaking a major effort to grow demand with a targeted sales and marketing program for our premium stateroom categories, including our suites and villa complexes, which have increased significantly as a percentage of our total inventory as a result of our fleet renewal.

Supporting our sales efforts across several distribution channels are our call centers located in Florida, Arizona, the UK and Germany with over 650 personnel oriented towards servicing travel agents and direct customer calls. Additionally, we have an outsourced relationship with a firm that manages an additional location for us in Guatemala. We believe that our diverse locations should minimize risks associated with natural disasters, labor markets and other factors which could impact the operation of our call centers.

Marketing, Brand Communications and Advertising

Our marketing department works to enhance our brand awareness and increase levels of engagement and understanding of our product and services among consumers, trade and travel partners. Core areas within the department include brand strategy, advertising and media, marketing communications, direct marketing, customer loyalty, website/interactive and market research. All marketing supports our comprehensive brand platform created expressly to leverage our unique “Freestyle Cruising” concept. Our brand campaign started in late 2006 and has been successful in differentiating us from our competitors. The media mix has included television, print, radio, digital, e-mail and direct mail. We also introduced a new component to our travel partner marketing, NCL University online, which is an informative travel partner education program.

We have made significant progress in expanding our marketing reach with our online products and services. Our website, www.ncl.com, serving both our passengers and travel agency partners, has been a major focus of this momentum. We are continually enhancing our website to ensure that it communicates our brand promise, promotes relevant product information and aligns with our “Freestyle Cruising” message. Our consumer and travel agency partner booking engine provides passengers and travel agency partners the ability to shop and purchase any of our worldwide cruise itineraries with a more intuitive and informative online experience. We continue to develop additional functionality and tools to serve our passengers and travel agency partners.

Sustainable customer loyalty of our past passengers is an important element of our marketing strategy. We believe that attending to our past passengers’ needs and motivations creates a cost-effective means of attracting business, particularly to our new itineraries, because past passengers are familiar with our brands, products and services and often return to our ships. The Norwegian Cruise Line loyalty program is known as Latitudes. Members of this program receive periodic mailings with informative destination information and cruise promotions that include special pricing, shipboard credits, cabin upgrades and onboard recognition. Avid cruisers can use our co-branded credit card to earn upgrades and discounts.

Customer feedback and research is also a critically important element in the development of our overall marketing and business strategies. In 2008, we instituted a process for measuring and understanding key drivers of customer loyalty and satisfaction from our passengers that provides valuable insights into the cruise experience. We regularly initiate custom research studies among both consumers and travel partners to assess the impact of various programs and/or to solicit feedback that inform future direction.

Ship Operations and Cruise Infrastructure

Ship Maintenance

In addition to routine maintenance and repairs performed on an ongoing basis and in accordance with applicable requirements, each of our ships is generally taken out of service, approximately every 24 to 60 months, for a period of one or more weeks for scheduled maintenance work, repairs and improvements performed in Dry-dock. Dry-dock duration is a statutory requirement controlled under the chapters of SOLAS and to some extent the International Load Lines Convention. Under these regulations, it is required that a passenger ship Dry-dock twice in 5 years and the maximum duration between each Dry-dock cannot exceed 3 years. However, most of our ships qualify under a special exemption provided by the Bahamas (flag state) after meeting certain criteria set forth by the Bahamas to Dry-dock once in every 5 years. To the extent practical, each ship’s crew, catering and hotel staff remain with the ship during the Dry-docking period and assist in performing maintenance and repair work. We do not earn revenue while ships are Dry-docked. Accordingly, Dry-docking work is typically performed during non-peak demand periods to minimize the adverse effect on revenue that results from ships being out of service. Dry-dockings are typically scheduled in spring or autumn and depend on shipyard availability.

Suppliers

Our largest capital expenditures are for ship construction and acquisition. Our largest operating expenditures are for fuel and oil, passenger food and beverage, travel agent services and advertising and marketing. Most of the supplies that we require are available from numerous sources at competitive prices. In addition, owing to the large quantities that we purchase, we can obtain favorable prices for many of our supplies. Our purchases are denominated primarily in U.S. dollars. Payment terms granted by the suppliers are generally customary terms for the cruise industry.

Crew and Passenger Safety

We place the utmost importance on the safety of our passengers and crew. We conduct an ongoing safety campaign, with the objective of training ship personnel to enhance their awareness of safety practices and policies onboard.

Our fleet is equipped with modern navigational control and fire prevention and control systems. In recent years, our ships have continuously been upgraded and include internal and external regulatory audits. We have installed HI-FOG sprinklers in the engine rooms of the ships in our fleet, as required by the IMO regulation. The navigation centers on our ships are also equipped with voyage data recorders (“VDRs”), which are similar in concept to the black boxes used in commercial aircraft. The VDRs permit us to analyze safety incidents. A majority of our ships utilize operational closed circuit television systems that enhance our training, assist in investigations and support the safety of passengers and crew.

We have developed the Safety and Environmental Management System (“SEMS”). This advanced, intranet-based system establishes the policies, procedures, training, qualification, quality, compliance, audit, and self-improvement standards for all employees, both shipboard and shoreside. It also provides real-time reports and information to support the fleet and risk management decisions. Through this system, our senior managers, as well as ship management, can focus on consistent, high quality operation of the fleet. The SEMS is approved and routinely audited by an outside consultant, and the system also undergoes regular internal audits as well as an annual audit by the U.S. Coast Guard. We screen and train our crew to ensure crew familiarity and proficiency with the safety equipment onboard. Various safety measures have been implemented on all of our ships and additional personnel have been appointed in our ship operations departments.

Insurance

We maintain marine insurance on the hull and machinery of our ships, which are maintained in amounts related to the estimated market value of each ship. The coverage for each of the hull and machinery policies is maintained with syndicates of insurance underwriters from the European and U.S. insurance markets.

In addition to the marine insurance coverage on the hull and machinery of our ships discussed above, we seek to maintain comprehensive insurance coverage at commercially reasonable rates and believe that our current coverage is adequate to protect against most of the accident-related risks involved in the conduct of our business. We carry:

•	protection and indemnity insurance (that covers third party liabilities) including insurance against risk of fuel spill;

•

war risk insurance, including terrorist risk insurance, on each ship in an amount equal to the total insured hull value, subject to certain coverage limits, deductibles and exclusions. The terms of our marine war risk policies include provisions where underwriters can give seven days notice to the insured that the policies will be cancelled, which is typical for policies in the marine industry;

•	tour operator insurance;

•	insurance for cash onboard; and

•	insurance for our shoreside property and general liability risks.

We believe that all of our insurance coverage, including those noted above, is subject to market-standard limitations, exclusions and deductible levels.

The Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1974) (the “Athens Convention”) and the Protocol to the Athens Convention Relating to the Carriage of Passengers and Their Luggage by Sea (1976) (the “1976 Protocol”) are generally applicable to passenger ships. The U.S. has not ratified the Athens Convention; however, with limited exceptions, the 1976 Protocol to the Athens Convention may be contractually enforced with respect to cruises that do not call at a U.S. port. The International Maritime Organization Diplomatic Conference agreed to a new protocol to the Athens Convention on November 1, 2002 (the “2002 Protocol”). The 2002 Protocol, which has not yet entered into force, establishes for the first time a level of compulsory insurance which must be maintained by passenger ship operators with a right of direct action against the insurer. The timing of the entry into force of the 2002 Protocol, if achieved at all, is unknown. No assurance can be given that affordable and secure insurance markets will be available to provide the level and type of coverage required under the 2002 Protocol. If the 2002 Protocol enters into force, we expect insurance costs would increase.

Trademarks

We own a number of registered trademarks relating to, among other things, the names “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL” and the NCL logo, the names of our ships (except where trademark applications for these have been filed and are pending), incentive programs and specialty services rendered onboard our ships. In addition, we own registered trademarks relating to the “FREESTYLE” family of names, including, “FREESTYLE CRUISING,” “FREESTYLE DINING” and “FREESTYLE VACATION.” Other significant marks include our “SCHOOL OF FISH DESIGN” marks that display one fish swimming against a school of fish and NCL slogan marks, e.g., “NCL. WHERE YOU’RE FREE TO WHATEVER,” which underscore our “FREESTYLE” message. We believe our “NORWEGIAN CRUISE LINE,” “NCL AMERICA,” “NCL,” “FREESTYLE CRUISING,” “FREESTYLE DINING,” “FREESTYLE VACATION” and “NCL” slogan trademarks and the names of our ships as well as the SCHOOL OF FISH DESIGN, NCL and NCL AMERICA logos are widely recognized throughout North America and Europe and have considerable value.

Competition

We compete in the multi-night global cruise vacation industry. Although this sector has grown significantly over the past decade, it still remains a relatively small part of the broadly defined global vacation market that has historically been dominated by land-based vacation alternatives. The different cruise brands that make up the global cruise vacation industry historically have been segmented by product offering and service quality into contemporary, premium and luxury cruises. The contemporary segment generally includes cruises on larger ships that last seven days or less, provides a casual ambiance and is less expensive than the premium or luxury segments. The premium segment is characterized by cruises that last from seven to 14 nights with a higher quality product offering than the contemporary segment, appealing to a more affluent demographic. The luxury segment offers the highest level of services and quality with longer cruises on the smallest ships.

We compete primarily with the other Major North American Cruise Brands consisting of the contemporary segment, including Carnival Cruise Lines and Royal Caribbean International and the premium segment, including Holland America, Princess Cruises and Celebrity Cruises. As of December 31, 2009, Norwegian Cruise Line accounts for approximately 9.4% of North American cruise passenger capacity in terms of Berths. We compete against all of these operators principally on the quality of our ships, our differentiated product offering, selection of our itineraries and value proposition of our cruises.

We also face competition from non-cruise vacation alternatives, including beach resorts, golf and tennis resorts, theme parks, land-based gaming operations, and other hotels and tourist destinations.

Regulatory Issues

Registration of Our Ships

Nine of the ships that we currently operate are registered in the Bahamas. One of our ships, Pride of America, is a U.S.-flagged ship. Our ships registered in the Bahamas are inspected at least annually pursuant to Bahamian requirements. Our U.S.-registered ship is subject to laws and regulations of the U.S. federal government and to various U.S. federal regulatory agencies, including, but not limited to, the U.S. Public Health Service and the U.S. Coast Guard. Our U.S.-flagged ship is also regulated by the Food and Drug Administration (“FDA”) and U.S. Department of Labor.

Our entire fleet is also subject to the health and safety laws and regulations of the various port locales where the ships dock. The U.S. and the Bahamas are members of the IMO and have adopted and implemented the IMO conventions relating to ocean-going passenger ships. U.S. law generally requires ships transporting passengers exclusively between and among ports in the U.S. to be built entirely in the U.S., documented under U.S. law, crewed by Americans and owned by entities that are at least 75% owned and controlled by U.S. citizens. We have been granted specific authority to operate in and among the islands of Hawaii under legislation, known as the “Hawaii Cruise Ship Provision,” which was part of the “Consolidated Appropriations Resolution, 2003” enacted in 2003 (Public Law 108-7, Division B, Title II, General Provisions—Department of Commerce, Section 211 (February 20, 2003) (117 Stat. 11,79)). The Hawaii Cruise Ship Provision permitted two partially completed ships (originally contracted for construction in a U.S. shipyard by an unrelated party), to be completed in a shipyard outside of the U.S. and documented under the U.S. flag even if the owner does not meet the 75% U.S. ownership requirement, provided that the direct owning entity is organized under the laws of the U.S. and meets certain U.S. citizen officer and director requirements. Presently, only one of the two ships completed in compliance with the Hawaii Cruise Ship Provision, Pride of America, operates as a U.S.-flagged ship. The other, Pride of Hawai’i, was transferred to the Bahamas registry and operates as Norwegian Jade. The Hawaii Cruise Ship Provision also authorized the re-documentation under the U.S. flag of one additional foreign-built cruise ship for operation between U.S. ports in the islands of Hawaii, Pride of Aloha. In May 2008, Pride of Aloha was transferred to the Bahamas registry and operates as Norwegian Sky. The Hawaii Cruise Ship Provision imposes certain requirements, including that any non-warranty work be performed in the U.S., except in case of emergency or lack of availability, and that the ship operates primarily between and among the islands of Hawaii. As a result of this exemption, our U.S.-flagged ship deployed in Hawaii is able to cruise between U.S. ports in Hawaii without the need to call at a foreign port.

Health and Environment

Our various ports of call subject our ships to international and U.S. laws and regulations relating to environmental protection, including but not limited to MARPOL. Under such laws and regulations, we are prohibited from, among other things, discharging certain materials, such as petrochemicals and plastics, into the waterways. Specifically in the U.S., we comply in all material respects with the newly implemented U.S. Environmental Protection Agency’s Vessel General Discharge permit.

Also in the U.S., we must meet the U.S. Public Health Service’s requirements, including ratings by inspectors from the Centers for Disease Control and Prevention (“CDC”) and the FDA. We believe we rate at the top of the range of CDC and FDA scores achieved by the major cruise lines. In addition, the cruise industry and the U.S. Public Health Service have agreed on regulations for food, water and hygiene to assist cruise lines in achieving the highest health and sanitation standards on cruise ships.

Pursuant to FMC and U.S. Coast Guard regulations, we have covered our financial responsibility with respect to death or injury to passengers and water pollution by providing required guarantees from our insurers with respect to such potential liabilities. In addition, we are required to obtain certificates from the U.S. Coast Guard relating to our ability to satisfy liabilities in cases of water pollution. We currently operate under an Environmental Management Plan that is incorporated into the SEMS program.

Permits for Glacier Bay, Alaska

In connection with certain of our Alaska cruise operations, we rely on concession permits from the U.S. National Park Service to operate our ships in Glacier Bay National Park and Preserve. We currently hold a concession permit allowing for 22 calls per summer cruising season through September 30, 2019. However, there can be no assurance that such permit will be renewed when necessary or that regulations relating to the renewal of such permit will remain unchanged in the future.

Security and Safety

From July 1, 1998, pursuant to provisions adopted by the IMO, all cruise ships were required to be certified as having safety procedures that comply with the requirements of the International Safety Management Code for the Safe Operation of Ships and for Pollution Prevention (“ISM Code”). We have obtained certificates certifying that our ships are in compliance with the ISM Code. Each such certificate is granted for a five-year period and is subject to periodic verification.

We believe that our ships currently comply with all requirements of the IMO and the U.S. and Bahamian flags, including but not limited to SOLAS, MARPOL and STCW. The SOLAS requirements are amended and extended by the IMO from time to time. For example, the International Port and Ship Facility Code (“ISPS Code”), was adopted by the IMO in December 2002 and provides for measures strengthening maritime security and places new requirements on governments, port authorities and shipping companies in relation to security issues onboard ships and in ports. We have been in compliance with all requirements of the ISPS Code imposed upon us as of the implementation date of July 1, 2004.

In addition to the requirements of the ISPS Code, the U.S. Congress enacted the Maritime Transportation Security Act of 2002 (“MTSA”), which implements a number of security measures at ports in the U.S. including measures that apply to ships registered outside the U.S. docking at ports in the U.S. The U.S. Coast Guard has published its own set of MTSA regulations that require a security plan for every ship entering the territorial waters of the U.S., provide for identification requirements for ships entering such waters and establish various procedures for the identification of crew members onboard such ships. Our fleet is in compliance with the requirements imposed upon it by the MTSA and the U.S. Coast Guard regulations. The Transportation Workers Identification Credential (“TWIC”) is a new Federal requirement for accessibility into and onto U.S. ports and U.S.-flagged ships. We are in compliance with this requirement.

Amendments to SOLAS required that ships constructed in accordance with pre-1974 SOLAS requirements install automatic sprinkler systems by December 31, 2005. Failure to comply with the SOLAS requirements with respect to any ship will, among other things, restrict the operations of such ship in the U.S. and many other jurisdictions. We are in compliance with these requirements.

IMO adopted an amendment to SOLAS which requires partial bulkheads on cabin balconies to be of non-combustible construction. Existing ships are required to comply with this SOLAS amendment by the first statutory survey after July 1, 2008. As of December 31, 2009, all of our ships were in compliance with the SOLAS amendment. The new SOLAS regulation on Long-Range Identification and Tracking (LRIT) entered into force on January 1, 2008. This allows SOLAS contracting governments a year to set up and test the LRIT system and ship operators a year to start fitting the necessary equipment or upgrading so that their ships can transmit LRIT information. Ships constructed on or after December 31, 2008 must be fitted with a system to automatically transmit the identity of the ship, the position of the ship (latitude and longitude) and the date and time of the position. Ships constructed before December 31, 2008 must be fitted with the equipment not later than the first survey of the radio installation after December 31, 2008. We are in compliance with these requirements.

Financial Requirements

The FMC requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, the Passenger Shipping Association has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom currently valued at British Pound Sterling 4.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

From time to time, various other regulatory and legislative changes have been or may in the future be proposed that may have an effect on our operations in the U.S. and the cruise industry in general.

Taxation

U.S. Federal Income Taxation—Foreign-Flagged Operations

The following discussion of the application to us of U.S. federal income tax laws is based upon current provisions of the Code, legislative history, U.S. Treasury regulations, administrative rulings and court decisions.

Our foreign-flagged operations derive income from the international operation of ships. Under Section 883 of the Code, certain foreign corporations, though engaged in the conduct of a trade or business within the U.S., are exempt from U.S. federal income taxes on gross income derived from the international operation of ships. A foreign corporation will qualify for the Section 883 exemption if: (i) the foreign country in which the foreign corporation is organized grants an equivalent exemption for income from the international operations of ships of sufficiently broad scope to U.S. corporations (“Equivalent Exemption”) and (ii) (a) more than 50% in value of its stock is directly or indirectly owned by individuals who are residents of a foreign country that grants an Equivalent Exemption (“Stock Ownership Test”), (b) the corporation is a controlled foreign corporation as defined in Section 951(a) (a “CFC”) and more than 50% of the total value of all of the outstanding shares of the CFC is owned by one or more qualified U.S. individuals, domestic corporations or domestic trusts or (c) the corporation’s stock is primarily and regularly traded on a specified, established securities market. In addition, current U.S. tax regulations require a foreign corporation and certain of its direct and indirect shareholders to satisfy detailed substantiation requirements (“Substantiation Requirements”) in order to establish that it meets the Stock Ownership Test.

In January 2008, NCL Corporation Ltd., formerly a corporation, became a partnership for U.S. federal income tax purposes (“U.S. Partnership”). A U.S. Partnership is not a taxable entity and incurs no U.S. federal or state income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. federal income tax liability, regardless of whether or not cash distributions are made. Under Section 1446 of the Code, we would be required to withhold and remit taxes on income allocable to foreign partners. Amounts withheld may be treated as a distribution to such partners. As a partnership, eligibility for the exemption under Section 883 of the Code, for our international shipping income for the 2008 tax year and beyond, is tested by reference to our shareholders rather than to us. Each shareholder needs to meet the requirements of Section 883 discussed above in order for the exemption to apply to the income allocated to such shareholder.

Shipping Income (as defined above in “Risk Factors”) is exempt from U.S. federal income taxes under Section 883 of the Code. The U.S.-source portion of our income that is not Shipping Income is generally subject to U.S. taxation. Regulations list several items of income which are not considered to be incidental to the international operation of ships and, to the extent derived from U.S. sources, are subject to U.S. federal income taxes. Income items considered non-incidental to the international operation of ships include income from the sale of Single-day cruises, shore excursions, air and other transportation, and pre- and post-cruise land packages.

We believe that substantially all of our income derived from the international operation of ships is Shipping Income. However, as discussed previously, the exemption for Shipping Income is not applicable in any year in which we (for 2006 and 2007) or our shareholders (for 2008 and subsequent years) do not satisfy complex stock ownership tests as described above.

If we did not qualify for exemption under Section 883 of the Code, we would need to determine how much of our Shipping Income should be derived from U.S. sources and therefore subject to U.S. taxation. Our income derived from U.S.-sources includes 100% of our income, if any, from transportation that begins and ends in the U.S., and 50% of our income from transportation that either begins or ends in the U.S. Income from transportation that neither begins nor ends in the U.S. would not be taxable. The legislative history of the transportation income source rules suggests that a cruise that begins and ends in a U.S. port, but that calls on one or more foreign ports, will derive U.S.-source income only from the first and last legs of such cruise. However, since there are no regulations or other IRS guidance with respect to these rules, the applicability of the transportation income source rules described above is not free from doubt.

Certain State, Local and Non-U.S. Tax Matters. We are subject to income taxes in various state, local and non-U.S. jurisdictions in which we transact business.

U.S. Federal Income Taxation—U.S.-flagged operation.

Through 2009, income derived from our U.S.-flagged operation (under the NCL America brand) generally is subject to U.S. federal and state income taxation at combined graduated rates of up to 39%, after an allowance for deductions. U.S.-source dividends and interest paid by NCL America generally would be subject to a 30% withholding tax, unless exempt under one of various exceptions. In connection with the RDA (we refer you to our audited consolidated financial statements, Note 5 “Related Party Disclosures”), in December, 2009 NCL America Holdings, Inc. (“NCLA”), the tax owner of the assets of the U.S. flagged operation, was converted to a limited liability company under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. Thus, subsequent to December 2009, taxes on the income from our U.S.-flagged operations are imposed on our shareholders and we distribute funds to our shareholders to pay such taxes, or in some cases, pursuant to section 1446 of the Code, withhold such taxes at the partnership level.

Organizational structure

Our corporate structure is as follows(1):

(1)	All subsidiaries are 100% owned by their immediate parent companies.
(2)	NCL Corporation Ltd. is owned 50% by Genting HK, 37.5% by Apollo and 12.5% by TPG.
(3)	Ship-holding companies for our Bahamas-flagged ships.
(4)	Operates our Bahamas-flagged fleet, including a ship Charter agreement with Genting HK, and performs under contract with NCL America LLC certain marketing, ticket issuance and other services.
(5)	Ship-holding company for our U.S.-flagged ship.
(6)	Operates our U.S.-flagged ship.

Employees

The following table shows the divisional allocation of our employees as of December 31, 2009, 2008 and 2007.

	As of December 31,
	2009	2008	2007
Shipboard(1)	10,149	11,125	12,115
Shoreside	1,758	1,842	2,175

Total	11,907	12,967	14,290

(1)	Does not include crew members that were on leave as of the respective dates.

In 2009 and 2008, less shipboard crew was primarily due to ships leaving the fleet and less shoreside employees was primarily due to cost control initiatives.

Also, we refer you to “Risk Factors—Risks Related to Our Business—Amendments to the collective bargaining agreements for crew members of our fleet could have an adverse impact on our financial condition and results of operations” for more information regarding our relationships with union employees and our collective bargaining agreements that are currently in place.

Property and equipment

Information about our ships, including their size and primary areas of operation, as well as information regarding our ship under construction, estimated expenditures and financing may be found under “Business—Our Fleet” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and capital resources.” Information about environmental regulations and issues that may affect our utilization and operation of cruise ships may be found under “Business—Regulatory Issues—Health and Environment.”

Our principal executive offices are located at 7665 Corporate Center Drive, Miami, Florida, where we lease approximately 230,300 square feet of facilities. We also lease approximately (i) 24,300 square feet of office space in Sunrise, Florida for sales; (ii) 22,700 square feet of office space in Hawaii for administrative operations of NCL America and Polynesian Adventure Tours; (iii) 9,600 square feet of office space in London, England for sales and marketing in the United Kingdom and Ireland; (iv) 11,000 square feet of office space in Germany for sales and marketing in Europe; and (v) 42,800 square feet of office space in Phoenix, Arizona for a call center. In addition, we own a private island in the Bahamas, Great Stirrup Cay, which we utilize as a port-of-call on some of our itineraries. We believe that our facilities are adequate for our current needs, and that we are capable of obtaining additional facilities as necessary.

Legal proceedings

In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009, and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. In July 2009, we filed a response to the plaintiffs’ motion and a motion for sanctions. In March 2010, the Court denied the plaintiffs’ motion and granted our motion for sanctions. The Plaintiffs’ subsequently filed a motion for reconsideration which is pending before the Court. We are not able at this time to estimate any further impact from these proceedings.

The Office of the Attorney General for the State of Florida conducted an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. In March 2010, we were advised that the Office of the Attorney General was no longer pursuing this matter.

In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

MANAGEMENT

Directors and executive officers

The members of our Board of Directors and our executive officers as of May 13, 2010 are:

Name	Age	Position with NCL
Tan Sri Lim Kok Thay	58	Chairman of the Board of Directors
David Chua Ming Huat	47	Director
Marc J. Rowan	47	Director
Steve Martinez	41	Director
Adam M. Aron	55	Director
Walter L. Revell	75	Director, Chairman of the Audit Committee
Karl Peterson	38	Director
Kevin M. Sheehan	56	Chief Executive Officer and Chief Financial Officer
Roberto Martinoli	57	President and Chief Operating Officer
Andrew Stuart	46	Executive Vice President, Global Sales and Passenger Services
Daniel S. Farkas	41	Senior Vice President, General Counsel and Secretary
Howard L. Flanders	52	Senior Vice President of Finance and Treasurer

Tan Sri Lim Kok Thay became the Chairman of the Board of Directors of the Company on December 16, 2003. Since 2007, Tan Sri Lim has been Chairman and Chief Executive of Genting Berhad, a company listed on Bursa Malaysia Securities Berhad. Genting Berhad is an investment holding company and is principally involved, through its subsidiaries and associated companies, in leisure and hospitality; gaming and entertainment businesses; plantations; property development and management; tours and travel-related services; investments; generation and supply of electric power and oil and gas exploration activities. Since 2006 and 2005, respectively, Tan Sri Lim has also been Chairman and Chief Executive of Genting Malaysia Berhad, Joint Chief Executive of Genting Plantations Berhad, both of which are publicly listed companies in Malaysia, and the Executive Chairman of Genting Singapore PLC, a public company listed on the Singapore Stock Exchange. Genting Malaysia, Genting Plantations, and Genting Singapore are subsidiaries of Genting Berhad. Since 1990, Tan Sri Lim has been a director of Golden Hope Limited (acting as trustee of the Golden Hope Unit Trust) which is the principal shareholder of Genting HK; he is also Chairman and Chief Executive Officer of Genting HK, where he focuses on long-term policies and new shipbuildings. Tan Sri Lim has been with Genting HK since its formation in 1993. Tan Sri Lim was also involved in the development of Resorts World Genting in Malaysia, formerly known as Genting Highlands Resort, and the overall concept and development of the Burswood Resort in Perth, Australia, the Adelaide Casino in South Australia and Foxwoods Casino Resort in Connecticut. Tan Sri Lim graduated with a Bachelor of Science (Civil Engineering) degree from the University of London in 1975 and attended the Program for Management Development at the Harvard Graduate School of Business in 1979. In light of our ownership structure and Tan Sri Lim’s position with Genting HK and his extensive business experience, we believe that it is appropriate for Tan Sri Lim to serve as Chairman of the Board of Directors of the Company.

David Chua Ming Huat became a Director of the Company in 2008. He has served as President of Genting HK since May 2007. Prior to that time, he was the Chief Operating Officer of Genting Berhad from September 2006 to February 2007. Before that he held key management positions in various international securities companies in Malaysia, Singapore and Hong Kong with extensive knowledge in the management of securities/futures/derivatives trading, asset and unit trusts management, corporate finance and corporate advisory business. He was a director and member of the Listing Committee of the MESDAQ market of Bursa Malaysia Securities Berhad from April 1998 to May 2002. He possesses a Bachelor of Arts degree in Political Science and Economics from the Carleton University, Ottawa, Canada. In light of our ownership structure and Mr. Chua’s position with Genting HK and his extensive business experience, we believe that it is appropriate for Mr. Chua to serve as a Director of the Company.

Marc J. Rowan became a Director of the Company in January 2008. Mr. Rowan co-founded Apollo in 1990 and has been a Senior Managing Director of Apollo Global Management, LLC since 2007. In addition to

Norwegian Cruise Lines Corporation Ltd., Mr. Rowan currently serves on the boards of directors of the general partner of AP Alternative Assets, L.P., Apollo Global Management, LLC, Athene Re, Countrywide PLC and Harrah’s Entertainment, Inc. (member of the Executive Committee and Human Resources Committee), as well as on the boards of certain other Apollo entities. He has previously served on the boards of directors of AMC Entertainment, Inc., Cannondale Bicycle Corp., Culligan Water Technologies, Inc., Furniture Brands International, Mobile Satellite Ventures, LLC, National Cinemedia, Inc., National Financial Partners, Inc., New World Communications, Inc., Quality Distribution, Inc., Samsonite Corporation, SkyTerra Communications Inc., Unity Media SCA, Vail Resorts, Inc. and Wyndham International, Inc. Mr. Rowan is also active in charitable activities. He is a founding member and serves on the executive committee of the Youth Renewal Fund and is a member of the boards of directors of the National Jewish Outreach Program and the Undergraduate Executive Board of the University of Pennsylvania’s Wharton School of Business. Mr. Rowan graduated summa cum laude from the University of Pennsylvania’s Wharton School of Business with a BS and an MBA in Finance. In light of our ownership structure and Mr. Rowan’s position with Apollo and his extensive business experience, we believe that it is appropriate for Mr. Rowan to serve as a Director of the Company.

Steve Martinez became a Director of the Company in January 2008. Mr. Martinez has been a partner of Apollo since 2007. Mr. Martinez currently serves on the board of directors of Prestige Cruises, Inc., an upscale cruise line operating the Oceania and Regent Seven Seas brands; the parent company of Rexnord Industries, a diversified manufacturer of engineered products; the parent company of Jacuzzi Brands, a leading global producer of premium branded, home water comfort and therapy products and Hughes Telematics, an information services company. He has previously served on the boards of directors of Allied Waste Industries, Goodman Global and Hayes-Lemmerz International. Mr. Martinez is also active in charitable activities, and currently serves as Co-Chairman of the Northeast Advisory Board of the Hispanic Scholarship Fund. Prior to joining Apollo, Mr. Martinez was a member of the mergers and acquisitions department of Goldman Sachs & Co. with responsibilities in merger structure negotiation and financing. Before that he worked at Bain & Company Tokyo advising U.S. corporations on corporate strategies in Japan. Mr. Martinez received a Master’s of Business Administration from the Harvard Business School and a Bachelor of Arts and Bachelor of Science from the University of Pennsylvania and the Wharton School of Business, respectively. In light of our ownership structure and Mr. Martinez’ position with Apollo and his extensive business experience, we believe that it is appropriate for Mr. Martinez to serve as a Director of the Company.

Adam M. Aron became a Director of the Company in January 2008. Since 2006, he has been Chairman and CEO of World Leisure Partners, Inc., a personal consultancy for matters related to travel and tourism and high-end real estate development and which acts in partnership with Apollo Management L.P. Mr. Aron has previously served as President and CEO of Norwegian Cruise Line, from 1993 to 1996, Senior Vice President of Marketing for United Airlines, from 1990 to 1993, Senior Vice President-Marketing for Hyatt Hotels Corporation, from 1987 to 1990, and most recently as Chairman of the Board and Chief Executive Officer of Vail Resorts, Inc., from 1996 to 2006. Mr. Aron currently serves on the board of directors of Cap Juluca Properties Ltd., E-miles, Inc., Starwood Hotels and Resorts Worldwide and Prestige Cruise Holdings, Inc., the parent company of Oceania Cruises, Inc. and Regent Seven Seas Cruises. He is a member of the Council on Foreign Relations, and is a former member of the Young Presidents’ Organization, Business Executives for National Security; the former First Vice Chairman of the Travel Industry Association of America; and Vice Chairman of the National Finance Committee of the Democratic Senatorial Campaign Committee for the 2008 election cycle. Mr. Aron was selected by the U.S. Secretary of Defense to participate in the Joint Civilian Orientation Conference in 2004, was appointed by the U.S. Secretary of Agriculture to serve on the board of directors of the National Forest Foundation from 2000 through 2006, and was a delegate to President Clinton’s 1995 White House Conference on Travel and Tourism. Mr. Aron received a Master’s of Business Administration degree with distinction from the Harvard Business School and a Bachelor of Science Cum Laude from Harvard College. In light of Mr. Aron’s extensive business experience, we believe that it is appropriate for Mr. Aron to serve as a Director of the Company.

Walter L. Revell became a Director of the Company and Chairman of the Audit Committee in June 2005, having served as a director of Kloster Cruise Line and other predecessor companies since 1993. Since 1984, Mr. Revell has been Chairman of the Board and Chief Executive Officer of Revell Investments International, Inc., a diversified investment, development and management company located in Coral Gables, Florida. Since 1994, 2002 and 1990, respectively, Mr. Revell has also served as a director of The St. Joe Company, a publicly traded company that is Florida’s largest private land owner and a major real estate developer, as a director of International Finance Bank in Miami, Florida and as a director of Edd Helms Group in Miami, Florida. Since 1990, he has also served as Chairman of the Board and Chief Executive Officer of Pinehurst Development, Inc., a family owned company, and serves on the Executive Committee, the Board of Trustees and as Chairman of the Construction Committee of the Miami Science Museum. He formerly was a director of Calpine Corporation, Dycom Industries, Rinker Materials and Sun Banks of Florida. Mr. Revell served as Secretary of Transportation for the State of Florida in the Askew Administration. He is a past Chairman of the Florida Chamber of Commerce and has been a member of The Florida Council of 100 since 1972. He served as Chairman and CEO of H.J. Ross Associates, Inc., consulting engineers, planners and scientists, and continues as Senior Advisor to T.Y. Lin International, the new parent company, in San Francisco. In light of Mr. Revell’s extensive business experience, we believe that it is appropriate for Mr. Revell to serve as a Director of the Company.

Karl Peterson became a Director of the Company in July 2008. He is a partner of TPG Capital. Since joining TPG Capital in 2004, Mr. Peterson has led TPG Capital’s investment activities on financial services, media and entertainment. Prior to 2004, he was President and Chief Executive Officer of Hotwire Inc. Mr. Peterson led Hotwire from inception through its highly successful sale to InterActiveCorp for $680.0 million in 2003. Before his work at Hotwire.com in 2000, Mr. Peterson was a principal of Texas Pacific Group based in San Francisco. Prior to joining Texas Pacific Group, he was an investment banker in the Mergers & Acquisitions department and the Leveraged Buyout Group of Goldman, Sachs & Company from 1992 to 1995. Mr. Peterson currently serves on the boards of directors of Sabre Holdings and Harrah’s Entertainment. Mr. Peterson received his bachelor’s degree from the University of Notre Dame and was elected to Beta Gamma Sigma. In light of our ownership structure and Mr. Peterson’s position with TPG and his extensive business experience, we believe that it is appropriate for Mr. Peterson to serve as a Director of the Company.

Kevin M. Sheehan has served as the Chief Executive Officer and Chief Financial Officer of the Company since 2008. Previously he was the President, Executive Vice President and Chief Financial Officer of the Company. Prior to joining us in November 2007, he spent two and a half years consulting to private equity firms including Cerberus, Fortress and Clayton Dubilier & Rice and lecturing at Adelphi University in New York as Distinguished Visiting Professor of Accounting, Finance and Economics. Prior to that Mr. Sheehan served a nine-year career with Cendant as Chairman and Chief Executive Officer of their Vehicle Services Division including responsibility for Avis Rent A Car, Budget Rent A Car, Budget Truck, PHH Fleet Management and Wright Express and prior to that was Cendant’s Chief Financial Officer and initially served as President and Chief Financial Officer of Avis Group. He is a graduate of Hunter College and the New York University Graduate School of Business. Mr. Sheehan serves on the board of directors, as Chairman of the Audit Committee and as a member of the Compensation Committee of GateHouse Media (NYSE “GHS”). He also serves on the board of directors of the West of England Ship Owners Mutual Insurance Association.

Roberto Martinoli became President and Chief Operating Officer of the Company in March 2009. Prior to this, he was Advisor to Apollo Management from 2008 to 2009. Before joining Apollo he was Executive Vice President of Operations at Carnival Cruise Lines from 2000 to 2008 and Senior Vice President at Costa Crociere from 1997 to 2000. He also owned and operated Martinoli SAM from 1976 to 1997, a ship management and consulting company. Martinoli holds a master’s degree in naval architecture and marine engineering from the University of Genoa and attended an Executive Advance Program at Kellogg Northwestern University, Illinois. He currently serves on the board of directors of Vships Marine, Monaco and Grandi Navi Veloci, Italy.

Andrew Stuart has served as Executive Vice President, Global Sales and Passenger Services of the Company since November 2008. In April 2008, he held the position of Executive Vice President and Chief

Product Officer and Executive Vice President of Marketing and Sales since 2003 and, prior to that, he was our Senior Vice President of Passenger Services. He joined us in August 1988 in our London office holding various Sales and Marketing positions before relocating to our headquarters in Miami. Mr. Stuart earned a Bachelor of Science degree in Catering Administration from Bournemouth University, United Kingdom.

Daniel S. Farkas has served as Senior Vice President and General Counsel of the Company since February 2008 and as Secretary of the Company since 2010. Since Mr. Farkas joined us in January 2004, he has held the positions of Vice President and Assistant General Counsel from 2005 to 2008, and Assistant General Counsel, from 2004 to 2005. Mr. Farkas was formerly a partner in the Miami offices of the law firm Mase and Gassenheimer specializing in maritime litigation. Before that he was an Assistant State Attorney for the Eleventh Judicial Circuit in and for Miami Dade County, Florida. Mr. Farkas currently serves on the board of directors of the Cruise Industry Charitable Foundation. Mr. Farkas earned a Bachelor of Arts degree Cum Laude with honors in English and American Literature from Brandeis University and a Juris Doctorate degree from the University of Miami.

Howard L. Flanders has served as the Senior Vice President of Finance and Treasurer of the Company since December 2008 and he joined us in April 2008. As Senior Vice President of Finance and Treasurer, Mr. Flanders is responsible for all aspects of Treasury, Tax, Internal Audit, Corporate Planning and the Controller’s group. Mr. Flanders has over 30 years of Finance and Treasury experience. Before joining us, from 1991 Mr. Flanders held several positions, including Executive Vice President and Chief Financial Officer, at All American Semiconductor, a publicly held electronics components company in Miami, Florida. Prior to that, Mr. Flanders held positions with Reliance Group Holdings, as well as PricewaterhouseCoopers, both in New York. Mr. Flanders received a Bachelors of Science degree in Accounting from Florida State University and is a Certified Public Accountant.

We refer you to “Certain Relationships and Related Party Transactions” for a discussion of the arrangement pursuant to which our shareholders appoint directors onto our Board of Directors.

Compensation of directors and executive officers

The aggregate cash compensation paid to our directors and executive officers for the year ended December 31, 2009 was $10.6 million.

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

Severance Arrangements

Certain of our executive officers are employed pursuant to employment agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the executive’s employment by us without cause or a termination by the executive for good reason. Severance generally includes a cash payment based on the executive’s base salary (and in some cases, bonus), and our payment of the executive’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with one of our former executives and have recognized costs associated with this of

$25.3 million. As of December 31, 2009, the remaining liability was $17.0 million, which includes a fully vested co-investment profits interest award granted to the former executive under the profits sharing agreement described above.

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives.” This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002).

As of December 31, 2009, outstanding share options granted to NCL’s employees (including directors) under the Pre-listing Employee Share Option Scheme and the Post-listing Employee Share Option Scheme totaled 389,377 at an exercise price of $0.40 per share and 41,339,476 with a weighted-average exercise price of $0.34 per share, respectively, including 2,595,853 and 843,653 granted to executive officers and directors, respectively. Amounts exercisable under the Pre-listing Employee Share Option Scheme and the Post-listing employee Share Option Scheme totaled 389,377 and 41,339,476, respectively.

Incentive Bonus Plans, qualified and non-qualified benefit plans

Incentive Bonus Plans. We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

401(k) Plan. We maintain a 401(k) Plan for our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions become vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the Code.

Supplemental Executive Retirement Plan. We maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our executive officers whose benefits are limited under the 401(k) Plan and who were employed by the Company in an executive capacity prior to 2008. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. As of December 31, 2009 and 2008, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million. No amounts were contributed under the SERP Plan by us as of December 31, 2009, 2008 and 2007, as the SERP Plan is unfunded.

Supplemental Senior Executive Retirement Plan. We previously maintained a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for one of our former executives. Pursuant to a severance agreement entered into with our former executive in 2008, he waived all of his rights to receive benefits under the SSERP Plan in exchange for cash payments that will be paid in installments and comprise a portion of the his severance benefits described above.

We recorded expenses related to the above 401(k) Plan, SERP and SSERP Plan of $3.1 million, $3.6 million and $4.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of the Shipboard Retirement Plan. The Shipboard Retirement Plan is unfunded with no plan assets. The projected benefit obligation included in long-term liabilities was $8.0 million as of December 31, 2009.

Board practices

Terms of directors and executive officers

All of our current directors serve one year terms until re-elected or their successors are appointed at our annual general meeting of shareholders. Our Board of Directors has established an Audit Committee and a Compensation Committee.

The purpose of the Audit Committee is to assist the Board of Directors in fulfilling its oversight responsibility relating to (i) the integrity of our financial statements; (ii) the performance of the internal audit services function; (iii) the engagement of the independent auditor and the evaluation of the independent auditor’s qualification, independence and performance; and (iv) compliance by us with legal and regulatory requirements. The Audit Committee has established a written charter which describes the purpose, organization, authority and responsibilities of the Audit Committee. Mr. Revell is the chair of, and he, and Mr. Martinez, serve on our Audit Committee. The Board of Directors has determined that Mr. Revell meets the requirements for being an “audit committee financial expert” as defined by SEC regulations.

The purpose of the Compensation Committee is to assist the Board of Directors in fulfilling its overall responsibilities with respect to: (i) the evaluation and compensation of our Chief Executive Officer and Chief Financial Officer; (ii) the appointment of officers; (iii) the establishment of salaries, incentives and other forms of compensation for Executive Vice Presidents and members of the Board of Directors; and (iv) the establishment and administration of incentive compensation, benefit and stock-related plans provided to our employees (but our Board of Directors retains the authority to interpret those plans). The Compensation Committee has established a written charter which describes the purpose, composition, responsibilities, meetings, resources and authority, periodic review of the charter, and periodic performance evaluations of the Compensation Committee. Tan Sri Lim Kok Thay, Marc Rowan and Steve Martinez serve on our Compensation Committee. Steve Martinez is the Chairman of the Compensation Committee.

Our executive officers have employment agreements with us that provide for benefits upon termination of employment by us without cause, by the executive for good reason (and in some cases, without good reason) and in connection with a change in control. We have not entered into any service agreement that provides for benefits upon termination of service with any of our directors.

Audit committee financial expert

Our Board of Directors has determined that Mr. Walter L. Revell qualifies as an “audit committee financial expert” and is independent within the meaning of the rules of the New York Stock Exchange (a national securities exchange registered pursuant to Section 6(a) of the Exchange Act), specifically Section 303A of the New York Stock Exchange Listed Company Manual.

Code of conduct and ethics

Our code of conduct and ethics is applicable to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer and is publicly available on our website at www.ncl.com. Information on our website does not constitute part of this prospectus and should not be relied upon in connection with making any decision with respect to the exchange offer.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the Company’s ordinary shares as of May 13, 2010, and shows the number of shares and percentage owned by:

•	each person known to beneficially own more than 5% of the ordinary shares of the Company;

•	each member of and nominee for the Board of Directors of the Company; and

•	all members of the Board of Directors and executive officers of the Company as a group.

On January 7, 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion made pursuant to the Subscription Agreement (as defined in Certain Relationships and Related Party Transactions—The Subscription Agreement”) and an assignment agreement dated January 7, 2008 by and among us, Apollo and Genting HK. On January 8, 2008, TPG acquired, in the aggregate, 12.5% of our outstanding ordinary shares from Apollo for $250.0 million. Prior to the transactions, Genting HK owned 100% of our ordinary shares. Additional information with respect to Genting HK, Apollo and TPG and their relationship with us is provided under the caption “Certain Relationships and Related Party Transactions.” Pursuant to a shareholders’ agreement, dated August 17, 2007, among us, Genting HK and NCL Investment Ltd. (the “Shareholders’ Agreement”), Genting HK, subject to certain consent rights, has granted to Apollo the right to vote its ordinary shares. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd. (on January 7, 2008) along with TPG (on January 8, 2008) have become parties to the Shareholders’ Agreement through separate joinder agreements. Each TPG affiliate purchasing ordinary shares is considered a permitted transferee of Apollo and all ordinary shares purchased by TPG are deemed owned by Apollo under the Shareholders’ Agreement. See “Certain Relationships and Related Party Transactions” below, for more details on the Shareholders’ Agreement. In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of May 13, 2010.

The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed a beneficial owner of securities as to which he has no economic interest. Except as otherwise indicated in the footnotes below, each of the beneficial owners has, to our knowledge, sole voting and investment power with respect to the indicated ordinary shares.

Number and Percent of Shares Beneficially Owned
	Number	Percent
Genting HK(1)	10,500,000	50.0%
Apollo(2)	7,875,000	37.5%
TPG(3)	2,625,000	12.5%
Tan Sri Lim Kok Thay(1)(4)	—	*
David Chua Ming Huat(1)(4)	—	*
Marc J. Rowan(2)(5)	—	*
Steve Martinez(2)(5)	—	*
Adam Aron(2)(5)	—	*
Karl Peterson(3)(6)	—	*
Walter L. Revell	—	*
All Directors and executive officers as a group (12 persons)	—	*

*	less than 1%
(1)	Genting HK owns our ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary. The address of each of Genting HK and Star NCLC Holdings Ltd. is c/o Suite 1501, Ocean Centre, 5 Canton Road, Tasimohatsui, Kowloon, Hong Kong SAR. As of March 31, 2010, the principal shareholders of Genting HK are:

Percentage Ownership in Genting HK
GHL(a)	47.42%
GENM(b)	19.30%

(a)	GHL is a company incorporated in the Isle of Man acting as trustee of the Golden Hope Unit Trust, a private unit trust which is held directly and indirectly by GZ Trust Corporation as trustee of a discretionary trust established for the benefit of certain members of the Lim Family.
(b)	GENM is a Malaysian company listed on the Main Market of Bursa Malaysia Securities Berhad in which the Lim Family has a substantial indirect beneficial interest.

As a result, an aggregate of 66.72% of Genting HK’s outstanding shares is owned by GENM and GHL as trustee of the Golden Hope Unit Trust, directly or indirectly, as of May 13, 2010.

(2)

Represents the ownership interest in Norwegian indirectly attributable to Apollo through Apollo’s affiliation with NCL Investment, Ltd. and NCL Investment II, Ltd. Apollo has the right to vote the ordinary shares held by the affiliates of Genting HK and TPG, subject to certain exceptions. See “Certain Relationships and Related Party Transactions—The Shareholders’ Agreement.” The address of each of Apollo, NCL Investment, Ltd. and NCL Investment II, Ltd. is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(3)	Represents the ownership interest in Norwegian indirectly attributable to TPG through TPG’s affiliation with TPG Viking I, L.P., TPG Viking II, L.P. and TPG Viking AIV III, L.P. (the “TPG Viking Funds”). The address of each of TPG and the TPG Viking Funds is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.
(4)	Although each of Tan Sri Lim Kok Thay and David Chua Ming Huat may be deemed a beneficial owner of shares of Norwegian beneficially owned by Genting HK due to his status as a director or officer of Genting HK, each such person disclaims beneficial ownership of any such shares. The address of Tan Sri Lim Kok Thay and David Chua Ming Huat is Suite 1501, Ocean Centre, 5 Canton Road, Tasimohatsui, Kowloon, Hong Kong SAR.
(5)

Although each of Messrs. Rowan, Martinez and Aron may be deemed a beneficial owner of shares of Norwegian beneficially owned by Apollo due to his status as a consultant, partner or senior partner of Apollo, each such person disclaims beneficial ownership of any such shares. The address of Messrs. Rowan, Martinez and Aron is c/o Apollo Management, L.P., 9 West 57th Street, New York, New York 10019.

(6)	Mr. Peterson is a partner of TPG, which in turn is an affiliate of the TPG Viking Funds. Mr. Peterson disclaims beneficial ownership of any shares of Norwegian held by the TPG Viking Funds. The address of Mr. Peterson is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Genting HK, Apollo and TPG

In April 2009, our shareholders contributed an aggregate of $100.0 million of equity as stated above in “Security Ownership of Certain Beneficial Owners and Management.”

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter arrangement, to Genting HK.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into the RDA with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses related to NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to Charter-in Norwegian Sky through 2010.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, the Company, NCL Investment Ltd., a Bermuda company, and Genting HK entered into the Shareholders’ Agreement to regulate the affairs relating to the Company’s management and the rights and obligations of Apollo and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd., a Cayman Islands company, and Star NCLC Holdings Ltd., a Bermuda company and a wholly-owned subsidiary of Genting HK, became parties to the Shareholders’ Agreement through separate joinder agreements on January 7, 2008; TPG Viking I, L.P., a Cayman Islands

limited partnership, TPG Viking II, L.P., a Cayman Islands limited partnership, and TPG Viking AIV III, L.P., a Delaware limited partnership (collectively the “TPG entities”), each a wholly-owned subsidiary of TPG, also became parties to the Shareholders’ Agreement through separate joinder agreements on January 8, 2008.

Prior to July 2008, Apollo and Genting HK were entitled to appoint three and two directors to the Board of Directors, respectively. In July 2008, a shareholders resolution was adopted in accordance with the Company’s bye-laws expanding the size of the Board of Directors to seven directors. As a result, Apollo and Genting HK increased their ability to appoint directors to the Board of Directors to four and three directors, respectively.

Subject to Genting HKs’ consent rights as described below, Apollo has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate number of equity securities held by Apollo (and certain of their permitted transferees, which include the TPG entities) to the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) falls below 0.6 (the “Apollo Minimum Ratio”), these rights will cease. Apollo also has the right to vote TPG’s shares; such authority will terminate when the combined ownership of Company shares by Apollo and Genting HK falls below 25% of the then total outstanding shares. For as long as the ratio of the aggregate number of equity securities held by Genting HK (and certain of their permitted transferees) to the aggregate number of equity securities held by Apollo (and certain of their permitted transferees, including the TPG entities) is at least 0.6 (the “SCL Minimum Ratio”), certain reserved matters may not be carried out without the prior consent of Genting HK, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by the Company of equity securities in a public offering (other than in the case of an initial public offering of primary ordinary shares, in which the number of ordinary shares proposed to be issued in the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	subject to limited exceptions, the issuance by the Company of equity securities in a private offering to third parties;

•

make one or more capital expenditures if the aggregate amount of such capital expenditures (or a series of separate but related capital expenditures), together with all other capital expenditures made after January 7, 2008, is in excess of $20.0 million;

•	declaring or paying any non-pro-rata dividends or distributions;

•	any changes to the Company’s memorandum of association or bye-laws; and

•	hiring a new chief executive officer of the Company or any of its subsidiaries, provided, however, such consent should not be unreasonably withheld.

Provided the SCL Minimum Ratio is maintained, the Board of Directors must also provide reasonable advance written notice to Genting HK of and consult with (but is not required to obtain the consent of) Genting HK regarding certain actions including (i) approval of the Company’s consolidated annual budget and any material action taken which deviates from such budget, (ii) the incurrence of any debt of the Company and its subsidiaries in excess of $100.0 million, (iii) the issuance of any equity securities of the Company or any of its subsidiaries, (iv) the declaration of any dividends or distributions on any equity securities and (v) the commencement or termination of employment of any executive or key employee of the Company or any of its subsidiaries.

Subject to limited exceptions, each shareholder of the Company has the right to participate on a pro-rata basis in any issuance of new shares. In addition, at any time after January 7, 2010, Apollo and Genting HK has the right to make written requests to the Company to register and thereby transfer all or a portion of its equity securities in the Company through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) the Company reasonably expects to qualify for the exemption from U.S. federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). TPG also has certain registration rights as a shareholder of the Company.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of its shares or any initial public offering of the Company’s primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo will be entitled to sell all, but not less than all, of its shares to a third party in cash, provided that Apollo first offers Genting HK the right to acquire its shares on terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares, to NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

DESCRIPTION OF OTHER INDEBTEDNESS

We summarize below the principal terms of the agreements that govern our New Revolving Credit Facility as well as the principal terms of the agreements that govern our existing indebtedness. This summary is not a complete description of all of the terms of the agreements. The agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2010.

New Revolving Credit Facility

Our New Revolving Credit Facility is provided by a syndicate of banks and other financial institutions, including affiliates of some of the initial purchasers of the Old Notes. Nordea Bank Norge ASA serves as administrative agent and collateral agent. Our New Revolving Credit Facility provides revolving financing of up to $750.0 million, including up to $150.0 million which is available for letters of credit. As of March 31, 2010, we and the Guarantors had $478.3 million of indebtedness outstanding under the New Revolving Credit Facility with $271.7 million still available to draw thereunder.

Interest Rate and Fees

Loans under the New Revolving Credit Facility are maintained as U.S. dollar-denominated loans and bear interest at the eurodollar rate (adjusted for maximum reserves), for the respective interest period plus an applicable margin of 4.00% per annum (the “Applicable Margin”). Interest periods of 1, 2, 3 and 6 months will be available.

In addition to paying interest on outstanding principal under our New Revolving Credit Facility, we are required to pay a commitment fee to the lenders in respect of the unutilized commitments thereunder at a rate equal to 40% of the Applicable Margin. We also pay customary letter of credit, arrangement and administrative agency fees.

Prepayments

Our New Revolving Credit Facility requires us to prepay outstanding loans, subject to certain limitations and exceptions, upon the sale, total loss or other disposition of any of the ships serving as collateral.

We may voluntarily repay outstanding loans under our New Revolving Credit Facility at any time without premium or penalty, other than customary “breakage” costs with respect to funding loss costs.

Scheduled Commitment Reductions

The commitments under the New Revolving Credit Facility will reduce in 11 consecutive semi-annual installments of $46.9 million each commencing on the date which is twelve-months after October 28, 2009 with any amounts remaining becoming due on the maturity date.

Guarantee and Security

All obligations under our New Revolving Credit Facility are unconditionally guaranteed by the Guarantors (our subsidiaries, Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited), which own our ships Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn, respectively.

All obligations under our New Revolving Credit Facility, and the guarantees of those obligations (as well as any interest-hedging or other swap agreements), are secured by a first-priority perfected security interest in all equity interests of and substantially all the assets of our subsidiaries Norwegian Star Limited, Norwegian Spirit, Ltd., Norwegian Sun Limited and Norwegian Dawn Limited, including, but not limited to first-priority liens on our ships Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn as well as all earnings, proceeds of insurance and certain other interests related to those ships. All of the above-described collateral (other than the security interest in the equity interests of the Guarantors) will constitute collateral for the Notes. See “Description of Notes—Security for the Notes and Subsidiary Guarantees.”

€624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility

We entered into a €624.0 million revolving credit facility for the purpose of financing construction of Norwegian Gem and Norwegian Pearl. Such credit facility was dated October 7, 2005, and was amended and restated on April 2, 2009. The facility consists of two revolving credit tranches with an aggregate commitment of € 624.0 million. As of March 31, 2010, $347.1 million of principal amount was outstanding under Tranche A and $375.8 million principal amount was outstanding under Tranche B.

Beginning May 31, 2011, the available commitment under Tranche A is scheduled to be reduced by approximately $16.7 million, semi-annually, until its maturity date at which time it will be reduced to $0. Beginning April 1, 2011, the available commitment under Tranche B is scheduled to be reduced by approximately $16.4 million, semi-annually, until its maturity date, at which time it will be reduced to $0. The maturity dates for Tranche A and Tranche B are November 28, 2018, and October 1, 2019, respectively.

The borrowings under the €624.0 million revolving credit facility bears interest at a rate equal to LIBOR plus an applicable margin. The applicable margin applied to the ordinary principal amount was 1.49% as of December 31, 2009, increasing to 1.99% thereafter.

Our group excess liquidity and any incremental liquidity generated from new debt financings and net proceeds from the sale of assets will be applied to the €624.0 million revolving credit facility and certain other of our credit facilities under certain conditions. Reduction of commitments is required following a total loss or the sale of a ship securing the facility.

Subject to certain conditions, our obligations under the €624.0 million revolving credit facility are unconditionally guaranteed by Norwegian Gem, Ltd. and by Norwegian Pearl, Ltd., each an indirect, wholly-owned subsidiary of ours and owners of Norwegian Gem and Norwegian Pearl, respectively. In addition, our obligations under the €624.0 million revolving credit facility are unconditionally guaranteed, on a subordinated basis, by each of Norwegian Jewel Limited, Pride of America Ship Holding, LLC, and Pride of Hawaii, LLC, each an indirect, wholly-owned subsidiary of ours. All of our obligations under the €624.0 million revolving credit facility are secured by first lien ship mortgages on Norwegian Gem and Norwegian Pearl. In addition, all such obligations under the €624.0 million revolving credit facility are secured by third lien ship mortgages on Norwegian Jewel, Pride of America and Norwegian Jade.

We may voluntarily and permanently reduce the loan commitments under the €624.0 million revolving credit facility, in whole or in part, at any time during specified periods, without penalty, subject to pro rata reductions of certain other facilities and the payment of breakage fees and to certain restrictions regarding mandatory minimum amounts. Drawings under the €624.0 million revolving credit facility may be prepaid, in whole or in part, prior to their maturity date, subject to pro rata reductions of certain other facilities and the payment of breakage fees, notice requirements and minimum amount requirements.

€308.1 million (currently U.S. dollar-denominated) Pride of Hawai’i Loan

To finance part of the construction of Pride of Hawaii (subsequently re-flagged and renamed Norwegian Jade), a predecessor of Pride of Hawaii, LLC, our indirect, wholly-owned subsidiary, entered into a secured loan agreement for a term loan facility for up to €308.1 million. Such agreement was dated April 20, 2004 and was amended and restated on April 2, 2009. As of March 31, 2010, $353.4 million of principal amount was outstanding. The maturity date for the €308.1 million loan facility is April 19, 2018. The borrowings under the €308.1 million loan facility bear interest at a rate equal to an applicable margin plus LIBOR. The applicable margin applied to the ordinary principal amount is 1.0% as of December 31, 2009, increasing to 1.5% thereafter. The applicable margin applied to certain agreed portions of the principal amount is 2.25% as of December 31, 2009, increasing to 2.75% thereafter.

Beginning April 19, 2011, Pride of Hawaii, LLC will make amortization payments of $18.6 million on a semi-annual basis. Amortization payments will increase to $26.9 million on April 21, 2014. Prepayment of outstanding amounts is required following the total loss or sale of the ship. Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to the €308.1 million loan facility and certain other of our credit facilities.

We unconditionally guarantee the obligations of Pride of Hawaii, LLC under the €308.1 million loan facility. In addition, the obligations of Pride of Hawaii, LLC under the €308.1 million loan facility are unconditionally guaranteed, on a subordinated basis, by both Norwegian Jewel Limited and Pride of America Ship Holding, LLC, each an indirect wholly-owned subsidiary of ours. All of Pride of Hawaii, LLC’s obligations under the €308.1 million loan facility are secured by a first lien ship mortgage on Norwegian Jade. In addition, all such obligations under the €308.1 million loan facility are secured by second lien ship mortgages on Norwegian Jewel and Pride of America.

Pride of Hawaii, LLC may voluntarily prepay the loans under the €308.1 million loan facility, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of certain break-funding fees and to certain restrictions regarding mandatory minimum amounts.

$334.1 million Norwegian Jewel Loan

To finance part of the construction of Norwegian Jewel, Norwegian Jewel Limited, an indirect, wholly-owned subsidiary of ours, entered into a secured loan agreement for a term loan facility for up to $334.1 million. Such loan facility was dated April 20, 2004 and was amended and restated on April 2, 2009. As of March 31, 2010, $229.7 million of principal amount was outstanding. The maturity date for the $334.1 million term loan facility is August 4, 2017. The interest rate applied to the ordinary principal amount is 6.3575% as of December 31, 2009 and 6.8575% thereafter. The interest rate applied to certain agreed portions of the principal amount is LIBOR plus 2.25% as of December 31, 2009 and LIBOR plus 2.75% thereafter.

Beginning February 4, 2011, Norwegian Jewel Limited will make amortization payments of $13.5 million on a semi-annual basis. Amortization payments will increase to $18.6 million on February 4, 2014. Prepayment of outstanding amounts is required following the total loss or sale of the ship. Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to the $334.1 million term loan facility and certain other of our credit facilities.

We unconditionally guarantee the obligations of Norwegian Jewel Limited under the $334.1 million term loan facility. In addition, the obligations of Norwegian Jewel Limited under the $334.1 million term loan facility are unconditionally guaranteed, on a subordinated basis, by both Pride of America Ship Holding, LLC and Pride of Hawaii, LLC All of Norwegian Jewel Limited’s obligations under the $334.1 million term loan facility are secured by a first lien ship mortgage on Norwegian Jewel. In addition, all such obligations of Norwegian Jewel Limited under the $334.1 million term loan facility are secured by second lien ship mortgages on Norwegian Jade and Pride of America.

Norwegian Jewel Limited may voluntarily prepay the loans under the $334.1 million term loan facility, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of certain break-funding fees and to certain restrictions regarding mandatory minimum amounts.

€258.0 million (currently U.S. dollar-denominated) Pride of America Hermes Loan

To finance the construction of Pride of America, a predecessor of Pride of America Ship Holding, LLC, an indirect, wholly-owned subsidiary of ours entered into a secured loan agreement for a term loan facility for up to €258.0 million. Such agreement was, dated April 4, 2003, and was amended and restated on April 2, 2009. As of March 31, 2010, $216 million of principal amount was outstanding. The maturity date for the €258.0 million senior secured facility is June 6, 2017. The interest rate applied to the ordinary principal amount was 5.965% as of December 31, 2009 and 6.465% thereafter. The interest rate applied to certain agreed portions of the principal amount was LIBOR plus 2.25% as of December 31, 2009 and LIBOR plus 2.75% thereafter.

Beginning June 6, 2011, Pride of America Ship Holding, LLC will make amortization payments of $12.7 million on a semi-annual basis. Amortization payments will increase to $20.0 million on June 6, 2014. Prepayment of outstanding amounts is required following the total loss or sale of the ship. Subject to certain conditions, our group excess liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to the €258.0 million loan facility and certain other of our credit facilities.

We unconditionally guarantee the obligations of Pride of America Ship Holding, LLC under the €258.0 million loan facility. In addition, the obligations of Pride of America Ship Holding, LLC under the €258.0 million loan facility are unconditionally guaranteed, on a subordinated basis, by both Norwegian Jewel Limited and Pride of Hawaii, LLC, each an indirect, wholly-owned subsidiary of ours. All of Pride of America Ship Holding, LLC’s obligations under the €258.0 million loan facility are secured by a first lien ship mortgage on Pride of America. In addition, all such obligations under the €258.0 million loan facility are secured by second lien ship mortgages on Norwegian Jewel and Norwegian Jade.

Pride of Hawaii Ship Holding, LLC may voluntarily prepay the loans under the €258.0 million loan facility, in whole or in part, after giving notice as specified in the credit agreement, without penalty, subject to pro rata reductions of certain other facilities and the payment of certain break-funding fees and to certain restrictions regarding mandatory minimum amounts.

€40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan

To finance part of the contract price of Pride of America, a predecessor of Pride of America Ship Holding, LLC, an indirect, wholly-owned subsidiary of ours entered into a secured loan agreement for a term loan facility of up to €40.0 million. Such contract was dated April 4, 2003 and was amended and restated on April 2, 2009. As of March 31, 2010, $32.8 million of principal amount was outstanding. The maturity date for the €40.0 million loan facility is June 6, 2017. The interest rate applied to the ordinary principal amount was 6.845% as of December 31, 2009 and 7.345% thereafter. The interest rate applied to certain agreed portions of the principal amount was LIBOR plus 2.25% as of December 31, 2009 and LIBOR plus 2.75% thereafter.

Beginning June 6, 2011, Pride of America Ship Holding, LLC will make amortization payments of $1.9 million on a semi-annual basis. Amortization payments will increase to $3.0 million on June 6, 2014. Prepayment of outstanding amounts is required following the total loss or sale of the ship. Subject to certain conditions, our excess group liquidity and any incremental liquidity generated from new debt refinancings and net proceeds from the sale of assets will be applied to the €40.0 million loan facility and certain other of our credit facilities.

We unconditionally guarantee the obligations of Pride of America Ship Holding, LLC under the €40.0 million loan facility. In addition, the obligations of Pride of America Ship Holding, LLC under the €40.0 million loan facility are unconditionally guaranteed, on subordinated basis, by both Norwegian Jewel Limited and Pride of Hawaii, LLC All of Pride of America Ship Holding, LLC’s obligations under the €40.0 million loan facility are secured by a first lien ship mortgage on Pride of America. In addition, all such obligations under the €40.0 million loan facility are secured by second lien ship mortgages on Norwegian Jewel and Norwegian Jade.

Pride of Hawaii Ship Holding, LLC. may voluntarily prepay the loans under the €40.0 million loan facility, in whole or in part, after giving notice as specified in the credit agreement, subject to pro rata reductions of certain other facilities and the payment of certain break-funding fees and further subject to certain restrictions regarding mandatory minimum amounts.

€662.9 million F3 Two (a/k/a Norwegian Epic) Facility

To finance part of the contract price of a ship, Hull No. D33, Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.), an indirect, wholly-owned subsidiary of ours entered into a secured loan agreement for a term loan facility for up to €662.9 million. Such agreement was dated September 22, 2006 and was amended and restated on April 2, 2009. As of March 31, 2010, there was no principal amount outstanding. The maturity date for the €662.9 million senior secured facility is the date following twelve years after the date on which the ship is delivered.

We unconditionally guarantee the obligations of Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.) under the €662.9 million loan facility. All obligations under the €662.9 million loan facility will be secured by a first lien ship mortgage on the ship having hull no. D33, specification hull no. PB6847 (a/k/a Norwegian Epic) upon delivery of the ship.

Norwegian Epic, Ltd. (f/k/a F3 Two, Ltd.) may voluntarily prepay the loans under the €662.9 million loan facility, in whole or in part, after giving notice as specified in the credit agreement, subject to the payment of certain break-funding fees.

Other Security Arrangements

To secure the performance of certain obligations that may arise under certain credit card services agreements, Norwegian Pearl, Ltd. has granted a second priority mortgage and a third priority mortgage in Norwegian Pearl to credit card processors. These mortgages are subject to conditions set forth in the deeds of covenants and deeds of co-ordination entered into in connection therewith.

To secure the performance of certain obligations that may arise under certain credit card services agreements, Norwegian Gem, Ltd. has granted a second priority mortgage and a third priority mortgage in Norwegian Gem to certain credit card processors. These mortgages are subject to conditions set forth in the deeds of covenants and deeds of co-ordination entered into in connection therewith.

DESCRIPTION OF NOTES

General

On November 12, 2009, NCL Corporation, Ltd., a company organized under the laws of Bermuda (the “Issuer”) issued the 11.75% Senior Secured Notes due 2016 (the “Old Notes”) under an indenture (the “Indenture”) to be entered into by and among itself, the Subsidiary Guarantors and U.S. Bank National Association, as trustee (in such capacity, the “Trustee”). Copies of the Indenture may be obtained from the Issuer upon request, when available.

The following summary of certain provisions of the Indenture, the Notes, the Security Documents, and the Intercreditor Agreement does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of those agreements, including the definitions of certain terms therein and those terms made a part thereof by the TIA. Unless the context otherwise requires, references in this “Description of Notes” section to the “Notes” include the Old Notes and the Exchange Notes. Capitalized terms used in this “Description of Notes” section and not otherwise defined have the meanings set forth in the section “—Certain Definitions.”

The Issuer issued Old Notes with an initial aggregate principal amount of $450,000,000. The Issuers will issue the Exchange Notes under the Indenture. The terms of the Exchange Notes are identical in all material respects to the Old Notes except that upon completion of the exchange offer, the Exchange Notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights. The Issuer may issue additional Notes from time to time after this Exchange offer. Any offering of additional Notes is subject to the covenants described below under the caption “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.” The Old Notes, the Exchange Notes and any additional Notes subsequently issued under the Indenture may, at our election, be treated as a single class for all purposes under the Indenture, including, without limitation, waivers, amendments, redemptions and offers to purchase; provided that if the additional Notes are not fungible with the Notes for U.S. federal income tax purposes, the additional Notes will have a separate CUSIP number, if applicable. Unless the context otherwise requires, for all purposes of the Indenture and this “Description of Notes,” references to the Notes include any additional Notes actually issued.

Principal of, premium, if any, and interest on the Notes will be payable, and the Notes may be exchanged or transferred, at the office or agency designated by the Issuer (which initially shall be the principal corporate trust office of the Trustee).

The Notes will be issued only in fully registered form, without coupons, in minimum denominations of $2,000 and any integral multiple of $1,000 in excess thereof. No service charge will be made for any registration of transfer or exchange of Notes, but the Issuer may require payment of a sum sufficient to cover any transfer tax or other similar governmental charge payable in connection therewith.

Terms of the Notes

The Old Notes and the Exchange Notes will be senior obligations of the Issuer, the Old Notes have and the Exchange Notes will have the benefit of the first-priority security interest in the Collateral described below under “—Security for the Notes and Subsidiary Guarantees” and the Notes will mature on November 15, 2016. Each Note bears interest at a rate of 11.75% per annum from the Issue Date or from the most recent date to which interest has been paid or provided for, payable semiannually to holders of record at the close of business on May 15 or November 15 immediately preceding the interest payment date on and of each year, commencing May 15, 2010.

Optional Redemption

On or after November 15, 2013, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), if redeemed during the 12-month period commencing on November 15, 2013 of the years set forth below:

Period	Redemption Price
2013	105.875%
2014	102.938%
2015 and thereafter	100.000%

In addition, prior to November 15, 2013, the Issuer may redeem the Notes at its option, in whole at any time or in part from time to time, upon not less than 30 nor more than 60 days’ prior notice mailed by first-class mail to each holder’s registered address, at a redemption price equal to 100% of the principal amount of the Notes redeemed plus the Applicable Premium as of, and accrued and unpaid interest and additional interest, if any, to, the applicable redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date).

Notwithstanding the foregoing, at any time and from time to time on or prior to November 15, 2012, the Issuer may also redeem in the aggregate up to 35% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) with the net cash proceeds of one or more Equity Offerings (1) by the Issuer or (2) by any direct or indirect parent of the Issuer to the extent the net cash proceeds thereof are contributed to the common equity capital of the Issuer or used to purchase Capital Stock (other than Disqualified Stock) of the Issuer from it, at a redemption price (expressed as a percentage of principal amount thereof) of 111.75%, plus accrued and unpaid interest and additional interest, if any, to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date); provided, however, that at least 65% of the original aggregate principal amount of the Notes (calculated after giving effect to any issuance of additional Notes) must remain outstanding after each such redemption; provided, further, that such redemption shall occur within 90 days after the date on which any such Equity Offering is consummated upon not less than 30 nor more than 60 days’ notice mailed to each holder of Notes being redeemed and otherwise in accordance with the procedures set forth in the Indenture.

Notice of any redemption upon any Equity Offering may be given prior to the completion thereof, and any such redemption or notice may, at the Issuer’s discretion, be subject to one or more conditions precedent, including, but not limited to, completion of the related Equity Offering.

Additional Amounts

All payments made by the Issuer under or with respect to the Notes or any of the Subsidiary Guarantors on its Subsidiary Guarantee will be made free and clear of and without withholding or deduction for, or on account of, any present or future tax, duty, levy, impost, assessment or other governmental charge (including penalties, interest and other liabilities related thereto) (collectively, “Taxes”) unless the withholding or deduction of such Taxes is then required by law. If any deduction or withholding for, or on account of, any Taxes imposed or levied by or on behalf of (1) any jurisdiction in which the Issuer or any Subsidiary Guarantor, is then incorporated, or resident or doing business for tax purposes or any department or political subdivision thereof or therein or (2) any jurisdiction from or through which payment is made or any department or political subdivision thereof or therein (each, a “Tax Jurisdiction”), will at any time be required to be made from any payments made by the Issuer under or with respect to the Notes or any of the Subsidiary Guarantors with respect to any Subsidiary Guarantee, including payments of principal, redemption price, purchase price, interest or premium, the Issuer or the relevant

Subsidiary Guarantor, as applicable, will pay such additional amounts (the “Additional Amounts”) as may be necessary in order that the net amounts received in respect of such payments by each holder after such withholding or deduction (including any such deduction or withholding from such Additional Amounts) will equal the respective amounts which would have been received in respect of such payments in the absence of such withholding or deduction; provided, however, that no Additional Amounts will be payable with respect to:

(1)	any Taxes, to the extent such Taxes would not have been imposed but for the existence of any present or former connection between the holder or the beneficial owner of the Notes and the relevant Tax Jurisdiction (other than solely from the mere acquisition, ownership, holding or disposition of such Note, the enforcement of rights under such Note or under a Subsidiary Guarantee and/or the receipt of any payments in respect of such Note or a Subsidiary Guarantee);

(2)	any Taxes, to the extent such Taxes would not have been imposed but for the failure of the holder or the beneficial owner of the Notes, following the Issuer’s written request to the holder, at least 30 days before any such withholding or deduction would be payable, to comply with any certification, identification, information or other reporting requirements, whether required by statute, treaty, regulation or administrative practice of a Tax Jurisdiction, as a precondition to exemption from, or reduction in the rate of deduction or withholding of, Taxes imposed by the Tax Jurisdiction (including, without limitation, a certification that the holder or beneficial owner is not resident in the Tax Jurisdiction), but in each case, only to the extent the holder or the beneficial owner is legally entitled to provide such certification or documentation;

(3)	any Taxes, to the extent such Taxes were imposed as a result of the presentation of a Note for payment (where presentation is required) more than 30 days after the relevant payment is first made available for payment to the holder (except to the extent that the holder would have been entitled to Additional Amounts had the note been presented on the last day of such 30 day period);

(4)	any estate, inheritance, gift, sales, transfer, personal property or similar tax or assessment;

(5)	any Taxes payable otherwise than by deduction or withholding from payments made under or with respect to any Note or Subsidiary Guarantee; or

(6)	any combination of the above items.

In addition to the foregoing, the Issuer and the Subsidiary Guarantors will also pay and indemnify the holder for any present or future stamp, issue, registration, transfer, court or documentary taxes, or any other excise or property taxes, charges or similar levies (including penalties, interest and other liabilities related thereto) which are levied by any jurisdiction on the execution, delivery, issuance, or registration of any of the Notes, the Indenture, any Subsidiary Guarantee, or any other document or instrument referred to therein, or the receipt of any payments with respect to, or enforcement of, the Notes or any Subsidiary Guarantee (such sum being recoverable from the Issuer as a liquidated sum payable as a debt).

If the Issuer or any Subsidiary Guarantor, as the case may be, becomes aware that it will be obligated to pay Additional Amounts with respect to any payment under or with respect to the Notes or any Subsidiary Guarantee, the Issuer or the relevant Subsidiary Guarantor, as the case may be, will deliver to the Trustee on a date which is at least 30 days prior to the date of that payment (unless the obligation to pay Additional Amounts arises after the 30th day prior to that payment date, in which case the Issuer or the relevant Subsidiary Guarantor shall notify the Trustee promptly thereafter) notice stating the fact that Additional Amounts will be payable and the amount estimated to be so payable. The notice must also set forth any other information reasonably necessary to enable the Paying Agents to pay Additional Amounts to holders on the relevant payment date. The Issuer or the relevant Subsidiary Guarantor will provide the Trustee with documentation reasonably satisfactory to the Trustee evidencing the payment of Additional Amounts.

The Issuer or the relevant Subsidiary Guarantor will make all withholdings and deductions (within the time period and in the minimum amount) required by law and will remit the full amount deducted or withheld to the relevant Tax authority in accordance with applicable law. The Issuer or the relevant Subsidiary Guarantor will use its reasonable efforts to obtain Tax receipts from each Tax authority evidencing the payment of any Taxes so deducted or withheld. The Issuer or the relevant Subsidiary Guarantor will furnish to the Trustee (or to a holder upon request), within a reasonable time after the date the payment of any Taxes so deducted or withheld is made, certified copies of Tax receipts evidencing payment by the Issuer or a Subsidiary Guarantor, as the case may be, or if, notwithstanding such entity’s efforts to obtain receipts, receipts are not obtained, other evidence of payments (reasonably satisfactory to Trustee) by such entity.

Whenever in the Indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal amount of the Notes or of principal, interest or of any other amount payable under, or with respect to, any of the Notes or any Subsidiary Guarantee, such mention shall be deemed to include the payment of Additional Amounts, if applicable.

The above obligations will survive any termination, defeasance or discharge of the Indenture and will apply, mutatis mutandis, to any jurisdiction in which any successor Person to the Issuer or any Subsidiary Guarantor is incorporated, or resident or doing business for tax purposes or any jurisdiction from or through which such Person makes any payment on the Notes (or any Subsidiary Guarantee) and any department or political subdivision thereof or therein.

Redemption for Changes in Taxes

The Issuer may redeem the Notes, in whole but not in part, at its discretion at any time upon giving not less than 30 nor more than 60 days’ prior written notice to the holders, at a redemption price equal to 100% of the aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the redemption date and all Additional Amounts, (if any), which otherwise would be payable, if on the next date on which any amount would be payable in respect of the Notes, the Issuer would be required to pay Additional Amounts, and the Issuer cannot avoid any such payment obligation by taking reasonable measures available to it, as a result of:

(1)	any amendment to, or change in, the laws or any regulations or rulings promulgated thereunder of a relevant Tax Jurisdiction which is announced and becomes effective after November 4, 2009 (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction on a date after November 4, 2009, such later date); or

(2)	any amendment to, or change in, an official interpretation or application regarding such laws, regulations or rulings, including by virtue of a holding, judgment or order by a court of competent jurisdiction which is announced and becomes effective after November 4, 2009 (or, if the applicable Tax Jurisdiction became a Tax Jurisdiction on a date after November 4, 2009, such later date).

The Issuer will not give any such notice of redemption earlier than 90 days prior to the earliest date on which the Issuer would be obligated to make such payment or withholding if a payment in respect of the Notes were then due, and, at the time such notice is given, the obligation to pay Additional Amounts must remain in effect.

Prior to the publication or, where relevant, mailing of any notice of redemption of the Notes pursuant to the foregoing, the Issuer will deliver to the Trustee (i) an opinion of independent tax counsel, the choice of such counsel to be subject to the prior written approval of the Trustee (such approval not to be unreasonably withheld) to the effect that there has been such change or amendment which would entitle the Issuer to redeem the Notes hereunder and (ii) a certificate signed by an officer of the Issuer stated that the Issuer cannot avoid any obligation to pay Additional Amounts by taking reasonable measures available to it.

Selection

In the case of any partial redemption, selection of Notes for redemption will be made by the Trustee on a pro rata basis to the extent practicable; provided that no Notes of $2,000 (and integral multiples of $1,000 in excess thereof) or less shall be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption so long as the Issuer has deposited with the Paying Agent funds sufficient to pay the principal of, plus accrued and unpaid interest and additional interest (if any) on, the Notes to be redeemed.

Offers to Purchase; Open Market Purchases

The Issuer will not be required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under the captions “—Change of Control” and “—Certain Covenants—Asset Sales.” We may at any time and from time to time purchase Notes in the open market or otherwise.

Ranking

The indebtedness evidenced by the Notes and the Subsidiary Guarantees will be senior Indebtedness of the Issuer and senior secured Indebtedness of the applicable Subsidiary Guarantor, as the case may be, will rank pari passu in right of payment with all existing and future senior Indebtedness of the Issuer and the Subsidiary Guarantors, including amounts outstanding under the Credit Agreement, and will be senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer. The Subsidiary Guarantees will have the benefit of a security interest in the Common Collateral that will be pari passu in priority with the Credit Agreement entered into in connection with the consummation of the Refinancing Transactions and all other existing and future Common Collateral First Priority Lien Obligations, subject to Permitted Liens and exceptions described under “—Security for the Notes and Subsidiary Guarantees,” and senior in priority to all existing and future Junior Lien Obligations and senior unsecured Indebtedness, with respect to all Collateral. The Notes and the Subsidiary Guarantees will be structurally subordinated to all existing and future Indebtedness and other liabilities of Subsidiaries who are not Subsidiary Guarantors (other than Indebtedness and liabilities owed to the Issuer or one of the Subsidiary Guarantors, if any).

At March 31, 2010:

(1)	the Issuer and its Subsidiaries had $923.2 million in aggregate principal amount, face value, of outstanding Indebtedness constituting Common Collateral First Priority Lien Obligations (of which $478.3 million was outstanding under the Credit Agreement entered into in connection with the consummation of the Refinancing Transactions), and $271.7 million still available to draw thereunder; and

(2)	the Issuer and its Subsidiaries had $14.1 million of capital leases outstanding.

In addition, at March 31, 2010, the Issuer’s Subsidiaries that are not Subsidiary Guarantors would have issued or guaranteed total Indebtedness of approximately $1,554.8 million (excluding intercompany liabilities of Subsidiaries that are not Subsidiary Guarantors, if any), of which 100% was secured.

Although the Indenture will contain limitations on the amount of additional Indebtedness that the Issuer and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, subject to certain limitations, such Indebtedness may be Secured Indebtedness constituting a First Priority Lien Obligation. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens.”

Generally, the operations of the Issuer are conducted through its Subsidiaries. The initial Subsidiary Guarantors will be our subsidiaries Norwegian Dawn Limited and Norwegian Star Limited, companies organized under the laws of the Isle of Man, and Norwegian Spirit, Ltd. and Norwegian Sun Limited, companies organized under the laws of Bermuda, which own our ships the Norwegian Dawn, Norwegian Star, Norwegian Spirit and Norwegian Sun, respectively. The initial Subsidiary Guarantors will not include our other Subsidiaries. Unless the Subsidiary is a Subsidiary Guarantor, claims of creditors of such Subsidiaries, including trade creditors, and claims of preferred stockholders (if any) of such Subsidiaries, generally will have priority with respect to the assets and earnings of such Subsidiaries over the claims of creditors of the Issuer, including holders of the Notes. The Notes, therefore, will be effectively subordinated to holders of indebtedness and other creditors (including trade creditors) and preferred stockholders (if any) of Subsidiaries of the Issuer that are not Subsidiary Guarantors. Although the Indenture will limit the Incurrence of Indebtedness by, and the issuance of Disqualified Stock and Preferred Stock of, certain of the Issuer’s Subsidiaries, such limitation is subject to a number of significant qualifications. See “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Security for the Notes and Subsidiary Guarantees

General

The Notes and Subsidiary Guarantees are secured by first-priority security interests (subject to Permitted Liens) in the Collateral, and the Notes and Subsidiary Guarantees share in the benefit of such security interest based on the respective amounts of the Obligations thereunder.

The Collateral consists of (i) the Mortgaged Vessels and related assets, (ii) all earnings and proceeds of insurance (including, without limitation, the Required Insurance) relating to such Mortgaged Vessels, and (iii) rights, title and interest in the Mortgaged Vessel Operations Agreements. The Collateral does not include any other assets of the Issuer or of any of its Subsidiaries, including any equity interests owned by the Issuer or any of its Subsidiaries (all such excluded assets referred to as “Excluded Assets”).

In connection with any enforcement action with respect to the Collateral or any insolvency or liquidation proceeding, all proceeds of Collateral (after paying the fees and expenses of the First Lien Collateral Agent and any expenses of selling or otherwise foreclosing on the Collateral) will be applied pro rata to the repayment of the obligations under the Notes and the other outstanding Common Collateral First Priority Lien Obligations. The Issuer and the Subsidiary Guarantors are able to incur additional Indebtedness in the future that could share in the Collateral, including additional Common Collateral First Priority Lien Obligations. The amount of such Common Collateral First Priority Lien Obligations and additional Indebtedness is limited by the covenants described under “—Certain Covenants—Liens” and “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuances of Disqualified Stock and Preferred Stock.” Under certain circumstances, the amount of such additional Common Collateral First Priority Lien Obligations and additional Indebtedness could be significant.

Security Documents

The Issuer, the Subsidiary Guarantors, the Trustee and the First Lien Collateral Agent have entered into the Security Documents defining the terms of the security interests and Liens that secure the Notes and Subsidiary Guarantees. These security interests secure the payment and performance when due of all of the Obligations of the Issuer and the Subsidiary Guarantors under the Notes, the Indenture, the Subsidiary Guarantees and the Security Documents, as provided in the Security Documents.

Subject to the terms of the Security Documents, the Issuer and the Subsidiary Guarantors have the right to remain in possession and retain exclusive control of the Collateral securing the Notes and Subsidiary Guarantees (other than any cash, securities, obligations and Cash Equivalents constituting part of the Collateral and deposited with the Credit Agreement Agent in accordance with the provisions of the Security Documents and other than as set forth in the Security Documents), to freely operate the Collateral and to collect, invest and dispose of any income therefrom.

Intercreditor Agreement

The Trustee and the First Lien Collateral Agent have entered into an Intercreditor Agreement (as the same may be amended from time to time, the “Intercreditor Agreement”) with the Authorized Representative of the Credit Agreement Obligations with respect to the Collateral, which may be amended from time to time without the consent of the holders of the Notes to add other parties holding Common Collateral First Priority Lien Obligations permitted to be incurred under the Indenture, the Credit Agreement and the Intercreditor Agreement. The First Lien Collateral Agent is initially the collateral agent under the Credit Agreement.

Under the Intercreditor Agreement, as described below, the “Applicable Authorized Representative” has the right to direct foreclosures and take other actions with respect to the Common Collateral, and the Authorized Representatives of other Series of Common Collateral First Priority Lien Obligations have no right to take actions with respect to the Common Collateral. The Applicable Authorized Representative will initially be the administrative agent under the Credit Agreement, and the Trustee for the holders of the Notes, as Authorized Representative in respect of the Notes, will have no rights to take any action under the Intercreditor Agreement.

The administrative agent under the Credit Agreement will remain the Applicable Authorized Representative until the Non-Controlling Authorized Representative Enforcement Date and from and after the Non-Controlling Authorized Representative Termination Date. From and after the Non-Controlling Authorized Representative Enforcement Date and until the Non-Controlling Authorized Representative Termination Date, the Applicable Authorized Representative will be the Authorized Representative of the Series of Additional Common Collateral First Priority Lien Obligations that constitutes the largest outstanding principal amount of any then outstanding Series of Common Collateral First Priority Lien Obligations, other than the Credit Agreement Obligations, with respect to the Common Collateral (the “Major Non-Controlling Authorized Representative”).

The “Non-Controlling Authorized Representative Enforcement Date” is the date that is 180 days (throughout which 180-day period the applicable Authorized Representative was the Major Non-Controlling Authorized Representative) after the occurrence of both (a) an event of default, as defined in the Indenture or other applicable governing documents for that Series of Common Collateral First Priority Lien Obligations, and (b) the First Lien Collateral Agent’s and each other Authorized Representative’s receipt of written notice from that Authorized Representative certifying that (i) such Authorized Representative is the Major Non-Controlling Authorized Representative and that an event of default, as defined in the Indenture or other applicable governing documents for that Series of Common Collateral First Priority Lien Obligations, has occurred and is continuing and (ii) the Common Collateral First Priority Lien Obligations of that Series are currently due and payable in full (whether as a result of acceleration thereof or otherwise) in accordance with the Indenture or other applicable governing documents for that Series of Common Collateral First Priority Lien Obligations; provided that the Non-Controlling Authorized Representative Enforcement Date shall be stayed and shall not occur and shall be deemed not to have occurred with respect to any Common Collateral (1) at any time the First Lien Collateral Agent (acting on instructions of the administrative agent under the Credit Agreement) has commenced and is diligently pursuing any enforcement action with respect to such Common Collateral or (2) at any time the Issuer or the Subsidiary Guarantor that has granted a security interest in such Common Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

The Applicable Authorized Representative shall have the sole right to instruct the First Lien Collateral Agent to act or refrain from acting with respect to the Common Collateral, (b) the First Lien Collateral Agent shall not follow any instructions with respect to such Common Collateral from any representative of any Non-Controlling Secured Party or other First Lien Secured Party (other than the Applicable Authorized Representative), and (c) no Authorized Representative of any Non-Controlling Secured Party or other First Lien Secured Party (other than the Applicable Authorized Representative) will instruct the First Lien Collateral Agent to commence any judicial or non-judicial foreclosure proceedings with respect to, seek to have a trustee, receiver, liquidator or similar official appointed for or over, attempt any action to take possession of, exercise any right, remedy or power with respect to, or otherwise take any action to enforce its interests in or realize upon, or take any other action available to it in respect of, the Common Collateral.

Notwithstanding the equal priority of the Liens, the First Lien Collateral Agent, acting on the instructions of the Applicable Authorized Representative, may deal with the Common Collateral as if such Applicable Authorized Representative had a senior Lien on such Collateral, other than with respect to a release of Liens not in furtherance of or in connection an enforcement action. No representative of any Non-Controlling Secured Party may contest, protest or object to any foreclosure proceeding or action brought by the First Lien Collateral Agent, Applicable Authorized Representative or Controlling Secured Party. The Trustee and each other Authorized Representative will agree that it will not accept any Lien on any Collateral (other than, in the case of the Authorized Representative for the Credit Agreement Secured Parties (or the Authorized Representative for any other Series of First Lien Obligations that are not high yield notes substantially similar to the Initial Other First Lien Obligations), the Excluded Collateral) for the benefit of the holders of the Notes (other than funds deposited for the discharge or defeasance of the Notes) other than pursuant to the First Lien Security Documents. Each of the First Lien Secured Parties also will agree that it will not contest or support any other person in contesting, in any proceeding (including any insolvency or liquidation proceeding), the perfection, priority, validity or enforceability of a Lien held by or on behalf of any of the First Lien Secured Parties in all or any part of the Collateral, or the provisions of the Intercreditor Agreement.

If a First Lien Event of Default has occurred and is continuing and the First Lien Collateral Agent is taking action to enforce rights in respect of any Common Collateral, or any distribution is made with respect to any Common Collateral in any bankruptcy case of the Issuer or any Subsidiary Guarantor, the proceeds of any sale, collection or other liquidation of any such Collateral by the First Lien Collateral Agent or any other First Lien Secured Party (or received pursuant to any other intercreditor agreement), as applicable, and proceeds of any such distribution (subject, in the case of any such distribution, to the paragraph immediately following) to which the Common Collateral First Priority Lien Obligations are entitled under any other intercreditor agreement shall be applied among the Common Collateral First Priority Lien Obligations to the payment in full of the Common Collateral First Priority Lien Obligations on a ratable basis, after payment of all amounts owing to the First Lien Collateral Agent.

Notwithstanding the foregoing, with respect to any Common Collateral for which a third party (other than a First Lien Secured Party) has a lien or security interest that is junior in priority to the security interest of any Series of Common Collateral First Priority Lien Obligations but senior (as determined by appropriate legal proceedings in the case of any dispute) to the security interest of any other Series of Common Collateral First Priority Lien Obligations (such third party, an “Intervening Creditor”), the value of any Common Collateral or proceeds which are allocated to such Intervening Creditor shall be deducted on a ratable basis solely from the Common Collateral or proceeds to be distributed in respect of the Series of Common Collateral First Priority Lien Obligations with respect to which such Impairment exists.

None of the First Lien Secured Parties may institute any suit or assert in any suit, bankruptcy, insolvency or other proceeding any claim against the First Lien Collateral Agent or any other First Lien Secured Party seeking damages from or other relief by way of specific performance, instructions or otherwise with respect to any Common Collateral. In addition, none of the First Lien Secured Parties may seek to have any Common Collateral or any part thereof marshaled upon any foreclosure or other disposition of such Collateral. If any First Lien Secured Party obtains possession of any Common Collateral or realizes any proceeds or payment in respect thereof, at any time prior to the discharge of each of the Common Collateral First Priority Lien Obligations, then it must hold such Common Collateral, proceeds or payment in trust for the other First Lien Secured Parties and promptly transfer such Common Collateral, proceeds or payment to the First Lien Collateral Agent to be distributed in accordance with the Intercreditor Agreement.

Notwithstanding any of the foregoing, although the Hedging Obligations may be secured on a pari passu basis with the Common Collateral, pursuant to the terms of the Intercreditor Agreement, application of the proceeds of any collection or sale of the Common Collateral to payment of such Hedging Obligations is permitted only after the other Common Collateral First Priority Lien Obligations are paid in full.

If the Issuer or any Subsidiary Guarantor becomes subject to any bankruptcy case, the Intercreditor Agreement provides that (1) if the Issuer or any Subsidiary Guarantor shall, as debtor(s)-in-possession, move for approval of financing (the “DIP Financing”) to be provided by one or more lenders (the “DIP Lenders”) under Section 364 of the Bankruptcy Code or the use of cash collateral under Section 363 of the Bankruptcy Code, each First Lien Secured Party will agree not to object to any such financing or to the Liens on the Common Collateral securing the same (the “DIP Financing Liens”) or to any use of cash collateral that constitutes Common Collateral, unless any Controlling Secured Party, or an Authorized Representative of any Controlling Secured Party, shall then oppose or object to such DIP Financing or such DIP Financing Liens or use of cash collateral (and (i) to the extent that such DIP Financing Liens are senior to the Liens on any such Common Collateral for the benefit of the Controlling Secured Parties, each Non-Controlling Secured Party will subordinate its Liens with respect to such Common Collateral on the same terms as the Liens of the Controlling Secured Parties (other than any Liens of any First Lien Secured Parties constituting DIP Financing Liens) are subordinated thereto, and (ii) to the extent that such DIP Financing Liens rank pari passu with the Liens on any such Common Collateral granted to secure the Common Collateral First Priority Lien Obligations of the Controlling Secured Parties, each Non-Controlling Secured Party will confirm the priorities with respect to such Common Collateral as set forth in the Intercreditor Agreement), in each case so long as:

(A)	the First Lien Secured Parties of each Series retain the benefit of their Liens on all such Common Collateral pledged to the DIP Lenders, including proceeds thereof arising after the commencement of such proceeding, with the same priority vis-a-vis all the other First Lien Secured Parties (other than any Liens of the First Lien Secured Parties constituting DIP Financing Liens) as existed prior to the commencement of the bankruptcy case,

(B)	the First Lien Secured Parties of each Series are granted Liens on any additional collateral pledged to any First Lien Secured Parties as adequate protection or otherwise in connection with such DIP Financing or use of cash collateral, with the same priority vis-a-vis the First Lien Secured Parties as set forth in the Intercreditor Agreement,

(C)	if any amount of such DIP Financing or cash collateral is applied to repay any of the Common Collateral First Priority Lien Obligations, such amount is applied pursuant to the Intercreditor Agreement, and

(D)	if any First Lien Secured Parties are granted adequate protection, including in the form of periodic payments, in connection with such DIP Financing or use of cash collateral, the proceeds of such adequate protection is applied pursuant to the Intercreditor Agreement; provided that the First Lien Secured Parties of each Series shall have a right to object to the grant of a Lien to secure the DIP Financing over any Collateral subject to Liens in favor of the First Lien Secured Parties of such Series or its representative that shall not constitute Common Collateral; and

provided, further, that the First Lien Secured Parties receiving adequate protection shall not object to any other First Lien Secured Party receiving adequate protection comparable to any adequate protection granted to such First Lien Secured Parties in connection with a DIP Financing or use of cash collateral.

The First Lien Secured Parties acknowledge that the Common Collateral First Priority Lien Obligations of any Series may, subject to the limitations set forth in the other First Lien Documents, be increased, extended, renewed, replaced, restated, supplemented, restructured, repaid, refunded, refinanced or otherwise amended or modified from time to time, all without affecting the priorities set forth in the Intercreditor Agreement defining the relative rights of the First Lien Secured Parties of any Series.

Release of Collateral

The Issuer and the Subsidiary Guarantors are entitled to the releases of property and other assets included in the Collateral from the Liens securing the Notes and the Subsidiary Guarantees under any one or more of the following circumstances:

(1)	to enable us to consummate the disposition of property or assets to the extent not prohibited under the covenant described under “—Certain Covenants—Asset Sales,” provided that, upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%;

(2)	to release Excess Proceeds and Collateral Excess Proceeds that remain unexpended after the conclusion of an Asset Sale Offer or a Collateral Asset Sale Offer conducted in accordance with the Indenture;

(3)	in respect of the property and assets of a Subsidiary Guarantor, upon the designation of such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and the definition of “Unrestricted Subsidiary,” provided that, upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%;

(4)	in respect of the property and assets of a Subsidiary Guarantor, upon the release or discharge of the security interest granted by such Subsidiary Guarantor in such property or assets to secure the obligations under the Credit Agreement other than in connection with a release or discharge by or as a result of payment in respect of the Credit Agreement, provided that, upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%; and

(5)	as described under “—Amendments and Waivers” below.

The first priority security interests in all Collateral securing the Notes and the Subsidiary Guarantees also will be released (i) upon payment in full of the principal of, together with accrued and unpaid interest (including additional interest, if any) on, the Notes and all other Obligations under the Indenture and the Security Documents that are due and payable at or prior to the time such principal, together with accrued and unpaid interest (including additional interest, if any), are paid (including pursuant to a satisfaction and discharge of the Indenture as described below under “—Satisfaction and Discharge”) or (ii) upon a legal defeasance or covenant defeasance under the Indenture as described below under “—Defeasance” or (iii) as a result of any foreclosure of any pledge or security interest securing Common Collateral First Priority Lien Obligations or other exercise of remedies in respect thereof.

Any certificate or opinion required by Section 314(d) of the Trust Indenture Act may be made by an Officer of the Issuer, except in cases where Section 314(d) requires that such certificate or opinion be made by an independent engineer, appraiser or other expert.

Notwithstanding anything to the contrary herein, the Issuer and its Subsidiaries will not be required to comply with all or any portion of Section 314(d) of the Trust Indenture Act if they determine, in good faith based on advice of counsel, that under the terms of that section and/or any interpretation or guidance as to the meaning thereof of the SEC and its staff, including “no action” letters or exemptive orders, all or any portion of Section 314(d) of the Trust Indenture Act is inapplicable to the released Collateral.

Without limiting the generality of the foregoing, certain no action letters issued by the SEC have permitted an indenture qualified under the Trust Indenture Act to contain provisions permitting the release of collateral from Liens under such indenture in the ordinary course of the issuer’s business without requiring the issuer to provide certificates and other documents under Section 314(d) of the Trust Indenture Act. The Issuer and the Subsidiary Guarantors may, subject to the provisions of the Indenture, among other things, without any release or consent by the Trustee, the First Lien Collateral Agent or the Credit Agreement Agent, conduct ordinary course activities with respect to the Collateral, including, without limitation:

•

selling or otherwise disposing of, in any transaction or series of related transactions, any property subject to the Lien of the Security Documents that has become worn out, defective, obsolete or not used or useful in the business;

•	abandoning, terminating, canceling, releasing or making alterations in or substitutions of any leases or contracts subject to the Lien of the Indenture or any of the Security Documents;

•	surrendering or modifying any franchise, license or permit subject to the Lien of the Security Documents that it may own or under which it may be operating;

•	altering, repairing, replacing, changing the location or position of and adding to its structures, machinery, systems, equipment, fixtures and appurtenances;

•	granting a license of any intellectual property;

•	selling, transferring or otherwise disposing of inventory in the ordinary course of business;

•	collecting accounts receivable in the ordinary course of business as permitted by the covenant described under “—Certain Covenants—Asset Sales”;

•

making cash payments (including for the repayment of Indebtedness or interest) from cash that is at any time part of the Collateral in the ordinary course of business that are not otherwise prohibited by the Indenture and the Security Documents; and

•	abandoning any intellectual property that is no longer used or useful in the Issuer’s business.

The Issuer must deliver an Officer’s Certificate to the Credit Agreement Agent within 30 calendar days following the end of each six-month period beginning on May 15 and November 15 of each year, commencing on May 15, 2010, to the effect that all such releases and withdrawals during the preceding six-month period in the ordinary course of the Issuer’s or the Subsidiary Guarantors’ business, as described in the preceding paragraph, were not prohibited by the Indenture.

Subsidiary Guarantees

The initial Subsidiary Guarantors are our subsidiaries Norwegian Dawn Limited and Norwegian Star Limited, companies organized under the laws of the Isle of Man, and Norwegian Spirit, Ltd. and Norwegian Sun Limited, companies organized under the laws of Bermuda, which own our ships the Norwegian Dawn, Norwegian Star, Norwegian Spirit and Norwegian Sun, respectively. See “Prospectus Summary—Summary Historical Consolidated Financial and Operating Data” and our audited consolidated financial statements, Note 11, “Guarantor Subsidiaries” for financial information regarding our subsidiaries that are Subsidiary Guarantors. The Subsidiary Guarantors will not include our other Subsidiaries.

Each of the Subsidiary Guarantors jointly and severally, irrevocably and unconditionally guarantees on a senior basis the performance and punctual payment when due, whether at Stated Maturity, by acceleration or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest or additional interest on the Notes, expenses, indemnification or otherwise (all such obligations guaranteed by such Subsidiary Guarantors being herein called the “Guaranteed Obligations”). The Guaranteed Obligations of all Subsidiary Guarantors are secured by first-priority security interests (subject to Permitted Liens) in the Collateral owned by such Subsidiary Guarantor. Such Subsidiary Guarantors have agreed to pay, in addition to the amount stated above, any and all expenses (including reasonable counsel fees and expenses) incurred by the Trustee or the holders in enforcing any rights under the Subsidiary Guarantees.

Each Subsidiary Guarantee is limited in amount to an amount not to exceed the maximum amount that can be guaranteed by the applicable Subsidiary Guarantor without rendering the Subsidiary Guarantee, as it relates to such Subsidiary Guarantor, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally. See “Risk Factors—Risks Related to an Investment in the Notes—Federal and state statutes allow courts, under specific circumstances, to void Notes and guarantees and require note holders to return payments received.”

Each Subsidiary Guarantee will be a continuing guarantee and shall:

(1)	remain in full force and effect until payment in full of all the Guaranteed Obligations;

(2)	subject to the next succeeding paragraph, be binding upon each Subsidiary Guarantor and its successors; and

(3)	inure to the benefit of and be enforceable by the Trustee, the holders and their successors, transferees and assigns.

Each Subsidiary Guarantee will be automatically released upon any one or more of the following circumstances:

(1)	the sale, disposition or other transfer (including through merger or consolidation) of the Capital Stock (including any sale, disposition or other transfer following which the applicable Subsidiary Guarantor is no longer a Restricted Subsidiary), or of all or substantially all the assets, of the applicable Subsidiary Guarantor if such sale, disposition or other transfer is made in compliance with this Indenture; provided, however, that (i) such Subsidiary Guarantor is released from its guarantees, if any, of, and all pledges and security, if any, granted in connection with, the Credit Agreement and (ii) upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%;

(2)	the Issuer’s transfer of all or substantially all of its assets to, or merger with, an entity that is not a Subsidiary of the Issuer in accordance with the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets,” and such transferee entity assumes the Issuer’s obligations under the Indenture;

(3)	the Issuer’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance” or if the Issuer’s obligations under the Indenture are discharged in accordance with the terms of the Indenture;

(4)	the Issuer designating such Subsidiary Guarantor to be an Unrestricted Subsidiary in accordance with the provisions set forth under the definition of “Unrestricted Subsidiary,” provided that, upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%; and

(5)	in the case of any Restricted Subsidiary that after the Issue Date is required to guarantee the Notes pursuant to the covenant described under “—Certain Covenants—Future Subsidiary Guarantors,” the release or discharge of the guarantee by such Restricted Subsidiary of the Obligations under the Credit Agreement, provided that, upon giving effect to such release, the Loan-to-Value Ratio shall not exceed 75%.

In addition, each Subsidiary Guarantee will also be automatically released upon the applicable Subsidiary ceasing to be a Subsidiary as a result of any foreclosure of any pledge or security interest securing Common Collateral First Priority Lien Obligations or other exercise of remedies in respect thereof.

Change of Control

Upon the occurrence of a Change of Control, each holder will have the right to require the Issuer to repurchase all or any part of such holder’s Notes at a purchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date), except to the extent the Issuer has previously or concurrently elected to redeem Notes as described under “—Optional Redemption.”

In the event that at the time of such Change of Control the terms of the Bank Indebtedness restrict or prohibit the repurchase of Notes pursuant to this covenant, then prior to the mailing of the notice to holders provided for in the immediately following paragraph but in any event within 30 days following any Change of Control, the Issuer shall:

(1)	repay in full all Bank Indebtedness or, if doing so will allow the purchase of Notes, offer to repay in full all Bank Indebtedness and repay the Bank Indebtedness of each lender and/or noteholder who has accepted such offer; or

(2)	obtain the requisite consent under the agreements governing the Bank Indebtedness to permit the repurchase of the Notes as provided for in the immediately following paragraph.

See “Risk Factors—Risks Related to an Investment in the Notes—We may not be able to repurchase the Notes upon a change of control.”

Within 30 days following any Change of Control, except to the extent that the Issuer has exercised its right to redeem the Notes by delivery of a notice of redemption as described under “—Optional Redemption,” the Issuer shall mail a notice (a “Change of Control Offer”) to each holder with a copy to the Trustee stating:

(1)	that a Change of Control has occurred and that such holder has the right to require the Issuer to repurchase such holder’s Notes at a repurchase price in cash equal to 101% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any, to the date of repurchase (subject to the right of holders of record on a record date to receive interest on the relevant interest payment date);

(2)	the circumstances and relevant facts and financial information regarding such Change of Control;

(3)	the repurchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed); and

(4)	the instructions determined by the Issuer, consistent with this covenant, that a holder must follow in order to have its Notes purchased.

A Change of Control Offer may be made in advance of a Change of Control, and conditioned upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making of the Change of Control Offer.

In addition, the Issuer will not be required to make a Change of Control Offer upon a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes properly tendered and not withdrawn under such Change of Control Offer.

Notes repurchased by the Issuer pursuant to a Change of Control Offer will have the status of Notes issued but not outstanding or will be retired and canceled at the option of the Issuer. Notes purchased by a third party pursuant to the preceding paragraph will have the status of Notes issued and outstanding.

The Issuer will comply, to the extent applicable, with the requirements of Section 14(e) of the Exchange Act and any other securities laws or regulations in connection with the repurchase of Notes pursuant to this covenant. To the extent that the provisions of any securities laws or regulations conflict with provisions of this covenant, the Issuer will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under this covenant by virtue thereof.

This Change of Control repurchase provision is a result of negotiations between the Issuer and the initial purchasers. The Issuer has no present intention to engage in a transaction involving a Change of Control, although it is possible that the Issuer could decide to do so in the future. Subject to the limitations discussed below, the Issuer could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect the Issuer’s capital structure or credit rating.

The occurrence of events which would constitute a Change of Control would constitute a default under the Credit Agreement. Future Bank Indebtedness of the Issuer may contain prohibitions on certain events which would constitute a Change of Control or require such Bank Indebtedness to be repurchased upon a Change of Control. Moreover, the exercise by the holders of their right to require the Issuer to repurchase the Notes could cause a default under such Bank Indebtedness, even if the Change of Control itself does not, due to the financial effect of such repurchase on the Issuer. Finally, the Issuer’s ability to pay cash to the holders upon a repurchase may be limited by the Issuer’s then existing financial resources. There can be no assurance that sufficient funds will be available when necessary to make any required repurchases. See “Risk Factors—Risks Related to an Investment in the Notes—We may not be able to repurchase the Notes upon a change of control.”

The definition of Change of Control includes a phrase relating to the sale, lease or transfer of “all or substantially all” the assets of the Issuer and its Subsidiaries taken as a whole. Although there is a developing body of case law interpreting the phrase “substantially all,” under New York law, which governs the Indenture, there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Notes to require the Issuer to repurchase such Notes as a result of a sale, lease or transfer of less than all of the assets of the Issuer and its Subsidiaries taken as a whole to another Person or group may be uncertain.

The provisions under the Indenture relating to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the holders of a majority in principal amount of the Notes.

Certain Covenants

Set forth below are summaries of certain covenants that are contained in the Indenture. If on any date following the Issue Date, (i) the Notes have Investment Grade Ratings from both Rating Agencies, and (ii) no Default has occurred and is continuing under the Indenture then, beginning on that day (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event”), the covenants specifically listed under the following captions in this “Description of Notes—Certain Covenants” section of the Offering Memorandum will not be applicable to the Notes (collectively, the “Suspended Covenants”):

(1)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Dividend and Other Payment Restrictions Affecting Subsidiaries”;

(4)	“—Asset Sales”;

(5)	“—Transactions with Affiliates”; and

(6)	clause (4) of the first paragraph of “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Covenant Suspension Event and the Reversion Date is referred to in this description as the “Suspension Period.”

On each Reversion Date, all Indebtedness Incurred, or Disqualified Stock or Preferred Stock issued, during the Suspension Period will be classified as having been Incurred or issued pursuant to the first paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below or one of the clauses set forth in the second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” below (to the extent such Indebtedness or Disqualified Stock or Preferred Stock would be permitted to be Incurred or issued thereunder as of the Reversion Date and after giving effect to Indebtedness Incurred or issued prior to the Suspension Period and outstanding on the Reversion Date). To the extent such Indebtedness or Disqualified Stock or Preferred Stock would not be so permitted to be Incurred or issued pursuant to the first or second paragraph of “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” such Indebtedness or Disqualified Stock or Preferred Stock will be deemed to have been outstanding on the Issue Date, so that it is classified as permitted under clause (b) of the second paragraph under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.” Calculations made after the Reversion Date of the amount available to be made as Restricted Payments under “—Certain Covenants—Limitation on Restricted Payments” will be made as though the covenant described under “—Certain Covenants—Limitation on Restricted Payments” had been in effect since the Issue Date and throughout the Suspension Period. Accordingly, Restricted Payments made during the Suspension Period will reduce the amount available to be made as Restricted Payments under the first paragraph of “—Certain Covenants—Limitation on Restricted Payments.” As described above, however, no Default or Event of Default will be deemed to have occurred on the Reversion Date as a result of any actions taken by the Issuer or its Restricted Subsidiaries during the Suspension Period.

For purposes of the “—Certain Covenants—Asset Sales” covenant, on the Reversion Date, the unutilized Excess Proceeds amount will be reset to zero.

During a Suspension Period, the Issuer shall not designate any of its Subsidiaries as an Unrestricted Subsidiary unless, upon giving effect to such designation, the Loan-to-Value Ratio shall not exceed 75%.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Indenture will provide that:

(1)	the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, Incur any Indebtedness (including Acquired Indebtedness) or issue any shares of Disqualified Stock; and

(2)	the Issuer will not permit any of its Restricted Subsidiaries (other than a Subsidiary Guarantor) to issue any shares of Preferred Stock;

provided, however, that the Issuer and any Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary of the Issuer that is not a Subsidiary Guarantor may Incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock or issue shares of Preferred Stock, in each case if the Fixed Charge Coverage Ratio of the Issuer for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is Incurred or such Disqualified Stock or Preferred Stock is issued would have been at least 2.00 to 1.00 determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been Incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

The foregoing limitations do not apply to:

(a)	the Incurrence by the Issuer or its Restricted Subsidiaries of Bank Indebtedness in an aggregate principal amount not exceeding the Secured Vessel Debt Cap (as calculated on the date of the relevant Incurrence under this clause(a)) at the time of Incurrence;

(b)	Indebtedness existing on the Issue Date (other than Indebtedness described in clause (a)), including the Notes (and any Exchange Notes) and the related Subsidiary Guarantees;

(c)	Indebtedness (including Capitalized Lease Obligations) Incurred by the Issuer or any of its Restricted Subsidiaries, Disqualified Stock issued by the Issuer or any of its Restricted Subsidiaries and Preferred Stock issued by any Restricted Subsidiaries of the Issuer to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding (including any Refinancing Indebtedness with respect thereto) and Incurred pursuant to this clause (c), does not exceed $50 million at the time of Incurrence (it being understood that any Indebtedness Incurred pursuant to this clause (c) shall cease to be deemed Incurred or outstanding for purposes of this clause (c) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (c));

(d)	Indebtedness Incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit and bank guarantees issued in the ordinary course of business, including without limitation letters of credit in respect of workers’ compensation claims, health, disability or other benefits to employees or former employees or their families or property, casualty or liability insurance or self-insurance, and letters of credit in connection with the maintenance of, or pursuant to the requirements of, environmental or other permits or licenses from governmental authorities, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims;

(e)	Indebtedness arising from agreements of the Issuer or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, Incurred in connection with the Refinancing Transactions or any other acquisition or disposition of any business, assets or a Subsidiary of the Issuer in accordance with the terms of the Indenture, other than guarantees of Indebtedness Incurred by any Person acquiring all or any portion of such business, assets or Subsidiary for the purpose of financing such acquisition;

(f)	Indebtedness of the Issuer to a Restricted Subsidiary; provided that (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and its Subsidiaries) any such Indebtedness owed to a Restricted Subsidiary that is not a Subsidiary Guarantor is subordinated in right of payment to the obligations of the Issuer under the Notes; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (f);

(g)	shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary that holds such shares of Preferred Stock of another Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary) shall be deemed, in each case, to be an issuance of shares of Preferred Stock not permitted by this clause (g);

(h)

Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Subsidiary Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Subsidiary Guarantor (except in respect of intercompany current liabilities incurred in the ordinary course of business in connection with the cash management operations of the Issuer and its Subsidiaries), such

Indebtedness is subordinated in right of payment to the Subsidiary Guarantee of such Subsidiary Guarantor; provided, further, that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary holding such Indebtedness ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an Incurrence of such Indebtedness not permitted by this clause (h);

(i)	Hedging Obligations that are not incurred for speculative purposes but (1) for the purpose of fixing or hedging interest rate risk with respect to any Indebtedness that is permitted by the terms of the Indenture to be outstanding; (2) for the purpose of fixing or hedging currency exchange rate risk with respect to any currency exchanges; or (3) for the purpose of fixing or hedging commodity price risk with respect to any commodity purchases or sales;

(j)	obligations (including reimbursement obligations with respect to letters of credit and bank guarantees) in respect of performance, bid, appeal and surety bonds and completion guarantees provided by the Issuer or any Restricted Subsidiary in the ordinary course of business or consistent with past practice or industry practice (including as required by the U.S. Federal Maritime Commission, or other similar U.S. or foreign government authority);

(k)	Indebtedness or Disqualified Stock of the Issuer or Indebtedness, Disqualified Stock or Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount or liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding (including any Refinancing Indebtedness with respect thereto) and Incurred pursuant to this clause (k), does not exceed $150 million at the time of Incurrence (it being understood that any Indebtedness Incurred pursuant to this clause (k) shall cease to be deemed Incurred or outstanding for purposes of this clause (k) but shall be deemed Incurred for purposes of the first paragraph of this covenant from and after the first date on which the Issuer, or the Restricted Subsidiary, as the case may be, could have Incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (k));

(l)	Indebtedness or Disqualified Stock of the Issuer or any Restricted Subsidiary of the Issuer and Preferred Stock of any Restricted Subsidiary of the Issuer not otherwise permitted hereunder in an aggregate principal amount or liquidation preference not greater than 100.0% of the net cash proceeds received by the Issuer and its Restricted Subsidiaries since immediately after the Issue Date (other than from Excluded Contributions) from the issue or sale of Equity Interests of the Issuer or any direct or indirect parent entity of the Issuer (which proceeds are contributed to the Issuer or its Restricted Subsidiary) or cash contributed to the capital of the Issuer (in each case other than proceeds of Disqualified Stock or sales of Equity Interests to, or contributions received from, the Issuer or any of its Subsidiaries) as determined in accordance with clauses (2) and (3) of the definition of Cumulative Credit to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the third paragraph of “—Certain Covenants—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof);

(m)

any guarantee by the Issuer or any Restricted Subsidiary of the Issuer of Indebtedness or other obligations of the Issuer or any of its Restricted Subsidiaries so long as the Incurrence of such Indebtedness Incurred by the Issuer or such Restricted Subsidiary is permitted under the terms of the Indenture; provided that (i) if such Indebtedness is by its express terms subordinated in right of payment to the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, any such guarantee of such Subsidiary Guarantor with respect to such Indebtedness shall be subordinated in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes or the Subsidiary

Guarantee of such Restricted Subsidiary, as applicable and (ii) if such guarantee is of Indebtedness of the Issuer, such guarantee is Incurred in accordance with, or not in contravention of, the covenant described under “—Certain Covenants—Future Subsidiary Guarantors” solely to the extent such covenant is applicable;

(n)	the Incurrence by the Issuer or any of its Restricted Subsidiaries of Indebtedness or Disqualified Stock or Preferred Stock of a Restricted Subsidiary of the Issuer which serves to refund, refinance or defease any Indebtedness Incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (b), (c), (k), (l), (n), and (o) of this paragraph up to the outstanding principal amount (or, if applicable, the liquidation preference face amount, or the like) or, if greater, committed amount (only to the extent the committed amount could have been Incurred on the date of initial Incurrence) of such Indebtedness or Disqualified Stock or Preferred Stock, in each case at the time such Indebtedness was Incurred or Disqualified Stock or Preferred Stock was issued pursuant to the first paragraph of this covenant or clauses (b), (c), (k), (l), (n), and (o) of this paragraph, or any Indebtedness, Disqualified Stock or Preferred Stock Incurred to so refund or refinance such Indebtedness, Disqualified Stock or Preferred Stock, including any additional Indebtedness, Disqualified Stock or Preferred Stock Incurred to pay premiums (including tender premiums), expenses, defeasance costs and fees in connection therewith (subject to the following proviso, “Refinancing Indebtedness”) prior to its respective maturity; provided, however, that such Refinancing Indebtedness:

(1)	has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Indebtedness, Disqualified Stock or Preferred Stock being refunded, refinanced or defeased and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Indebtedness, Disqualified Stock and Preferred Stock being refunded or refinanced that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(2)	to the extent such Refinancing Indebtedness refinances (a) Indebtedness junior to the Notes or the Subsidiary Guarantee of such Restricted Subsidiary, as applicable, such Refinancing Indebtedness is junior to the Notes or such Subsidiary Guarantee of such Restricted Subsidiary, as applicable, or (b) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness is Disqualified Stock or Preferred Stock; and

(3)	shall not include Indebtedness of the Issuer or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary;

provided, further, that subclause (1) of this clause (n) will not apply to any refunding or refinancing of any Secured Indebtedness constituting First Priority Lien Obligations and subclauses (1) and (2) of this clause (n) will not apply to any refunding or refinancing of any of the Existing Senior Unsecured Notes;

(o)	Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or any of its Restricted Subsidiaries incurred to finance an acquisition or (y) Persons that are acquired by the Issuer or any of its Restricted Subsidiaries or merged, consolidated or amalgamated with or into the Issuer or any of its Restricted Subsidiaries in accordance with the terms of the Indenture; provided that after giving effect to such acquisition or merger, consolidation or amalgamation, either:

(1)	the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of this covenant; or

(2)	the Fixed Charge Coverage Ratio of the Issuer would be greater than immediately prior to such acquisition or merger, consolidation or amalgamation;

(p)	Indebtedness Incurred by a Receivables Subsidiary in a Qualified Receivables Financing that is not recourse to the Issuer or any Restricted Subsidiary other than a Receivables Subsidiary (except for Standard Securitization Undertakings);

(q)	Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business; provided that such Indebtedness is extinguished within five Business Days of its Incurrence;

(r)	Indebtedness of the Issuer or any Restricted Subsidiary supported by a letter of credit or bank guarantee issued pursuant to the Bank Indebtedness, in a principal amount not in excess of the stated amount of such letter of credit (so long as such letter of credit is treated as outstanding for the purposes of calculating outstanding amounts of Bank Indebtedness);

(s)	Indebtedness of the Issuer or any Restricted Subsidiary consisting of (1) the financing of insurance premiums or (2) take-or-pay obligations contained in supply arrangements, in each case, in the ordinary course of business;

(t)	Indebtedness consisting of Indebtedness issued by the Issuer or a Restricted Subsidiary of the Issuer to current or former officers, directors and employees thereof or any direct or indirect parent thereof, their respective estates, spouses or former spouses, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any of its direct or indirect parent companies to the extent described in clause (4) of the third paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”; and

(u)	Indebtedness of the Issuer or any Restricted Subsidiary Incurred in connection with credit card processing arrangements entered into in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (u) above or is entitled to be Incurred pursuant to the first paragraph of this covenant, the Issuer shall, in its sole discretion, classify or reclassify, or later divide, classify or reclassify, such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) in any manner that complies with this covenant; (2) at the time of incurrence, the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above without giving pro forma effect to the Indebtedness Incurred pursuant to the second paragraph above when calculating the amount of Indebtedness that may be Incurred pursuant to the first paragraph above; (3) if any Indebtedness denominated in U.S. Dollars is exchanged, converted or refinanced into Indebtedness denominated in euros, then (in connection with such exchange, conversion or refinancing, and thereafter), the U.S. dollar amount limitations set forth in any of clauses (a) through (u) above with respect to such exchange, conversion or refinancing shall be deemed to be the amount of euros into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing and (4) if any Indebtedness denominated in euros is exchanged, converted or refinanced into Indebtedness denominated in U.S. dollars, then (in connection with such exchange, conversion or refinancing, and thereafter), the euro amount limitations set forth in any of clauses (a) through (u) above with respect to such exchange, conversion or refinancing shall be deemed to be the amount of U.S. dollars into which such Indebtedness has been exchanged, converted or refinanced at the time of such exchange, conversion or refinancing.

Accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Indebtedness, Disqualified Stock or Preferred Stock for purposes of this covenant. Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness which is otherwise included in the determination of a particular amount of Indebtedness shall not be included in the determination of such amount of Indebtedness; provided that the Incurrence of the Indebtedness represented by such guarantee or letter of credit, as the case may be, was in compliance with this covenant.

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Issuer and its Restricted Subsidiaries may Incur pursuant to this covenant shall not be deemed to be exceeded, with respect to any outstanding Indebtedness, solely as a result of fluctuations in the exchange rate of currencies.

Limitation on Restricted Payments

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(1)	declare or pay any dividend or make any distribution on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests, including any payment made in connection with any merger, amalgamation or consolidation involving the Issuer (other than (A) dividends or distributions by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted Subsidiary other than a Wholly Owned Restricted Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities);

(2)	purchase or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(3)	make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment or scheduled maturity, any Subordinated Indebtedness of the Issuer or any of its Restricted Subsidiaries (other than the payment, redemption, repurchase, defeasance, acquisition or retirement of (A) Subordinated Indebtedness in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of such payment, redemption, repurchase, defeasance, acquisition or retirement and (B) Indebtedness permitted under clauses (f) and (h) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(4)	make any Restricted Investment (all such payments and other actions set forth in clauses (1) through (4) above being collectively referred to as “Restricted Payments”), unless, at the time of such Restricted Payment:

(a)	no Default shall have occurred and be continuing or would occur as a consequence thereof;

(b)	immediately after giving effect to such transaction on a pro forma basis, the Issuer could Incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Issue Date (including Restricted Payments permitted by clauses (1), (2) (with respect to the payment of dividends on Refunding Capital Stock (as defined below) pursuant to clause (c) thereof), (6)(c), (8), (13)(b) and (17) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the amount equal to the Cumulative Credit.

“Cumulative Credit” means the sum of (without duplication):

(1)	50% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period, the “Reference Period”) from June 30, 2009 to the end of the Issuer’s most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), plus

(2)	100% of the aggregate net proceeds, including cash and the Fair Market Value (as determined in good faith by the Issuer or, if the fair market value of such investment shall exceed $100 million, by the Board of Directors of the Issuer, a copy of the resolution of which with respect thereto shall be delivered to the Trustee) of property other than cash, received by the Issuer after the Issue Date (other than net proceeds to the extent such net proceeds have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (l) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of Equity Interests of the Issuer (excluding Refunding Capital Stock (as defined below), Designated Preferred Stock, Excluded Contributions, and Disqualified Stock), including Equity Interests issued upon exercise of warrants or options (other than an issuance or sale to a Restricted Subsidiary of the Issuer), plus

(3)	100% of the aggregate amount of contributions to the capital of the Issuer received in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash after the Issue Date (other than Excluded Contributions, Refunding Capital Stock, Designated Preferred Stock, and Disqualified Stock and other than contributions to the extent such contributions have been used to incur Indebtedness, Disqualified Stock, or Preferred Stock pursuant to clause (l) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), plus

(4)	100% of the principal amount of any Indebtedness, or the liquidation preference or maximum fixed repurchase price, as the case may be, of any Disqualified Stock of the Issuer or any Restricted Subsidiary thereof issued after the Issue Date (other than Indebtedness or Disqualified Stock issued to a Restricted Subsidiary) which has been converted into or exchanged for Equity Interests in the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer (provided in the case of any parent, such Indebtedness or Disqualified Stock is retired or extinguished), plus

(5)	100% of the aggregate amount received by the Issuer or any Restricted Subsidiary in cash and the Fair Market Value (as determined in good faith by the Issuer) of property other than cash received by the Issuer or any Restricted Subsidiary from:

(A)	the sale or other disposition (other than to the Issuer or a Restricted Subsidiary of the Issuer) of Restricted Investments made by the Issuer and its Restricted Subsidiaries and from repurchases and redemptions of such Restricted Investments from the Issuer and its Restricted Subsidiaries by any Person (other than the Issuer or any of its Restricted Subsidiaries) and from repayments of loans or advances, and releases of guarantees, which constituted Restricted Investments (other than in each case to the extent that the Restricted Investment was made pursuant to clause (7) of the succeeding paragraph),

(B)	the sale (other than to the Issuer or a Restricted Subsidiary of the Issuer) of the Capital Stock of an Unrestricted Subsidiary, or

(C)	a distribution or dividend from an Unrestricted Subsidiary, plus

(6)	in the event any Unrestricted Subsidiary of the Issuer has been redesignated as a Restricted Subsidiary or has been merged, consolidated or amalgamated with or into, or transfers or conveys its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, the Fair Market Value (as determined in good faith by the Issuer) of the Investment of the Issuer in such Unrestricted Subsidiary (which, if the fair market value of such investment shall exceed $50 million, shall be determined by the Board of Directors of the Issuer, a copy of the resolution of which with respect thereto shall be delivered to the Trustee) at the time of such redesignation, combination or transfer (or of the assets transferred or conveyed, as applicable) (other than in each case to the extent that the designation of such Subsidiary as an Unrestricted Subsidiary was made pursuant to clause (7) of the succeeding paragraph or constituted a Permitted Investment).

The foregoing provisions do not prohibit:

(1)	the payment of any dividend or distribution within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

(2)	(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Retired Capital Stock”) or Subordinated Indebtedness of the Issuer, any direct or indirect parent of the Issuer or any Subsidiary Guarantor in exchange for, or out of the proceeds of, the substantially concurrent sale of, Equity Interests of the Issuer or any direct or indirect parent of the Issuer or contributions to the equity capital of the Issuer (other than any Disqualified Stock or any Equity Interests sold to a Subsidiary of the Issuer) (collectively, including any such contributions, “Refunding Capital Stock”),

(b)	the declaration and payment of dividends on the Retired Capital Stock out of the proceeds of the substantially concurrent sale (other than to a Subsidiary of the Issuer) of Refunding Capital Stock, and

(c)	if immediately prior to the retirement of Retired Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph and not made pursuant to clause (2)(b), the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Retired Capital Stock immediately prior to such retirement;

(3)	the redemption, repurchase, defeasance, or other acquisition or retirement of Subordinated Indebtedness of the Issuer or any Subsidiary Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Subsidiary Guarantor which is Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a)	the principal amount (or accreted value, if applicable) of such new Indebtedness does not exceed the principal amount (or accreted value, if applicable), plus any accrued and unpaid interest, of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired for value (plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired, any tender premiums, plus any defeasance costs, fees and expenses incurred in connection therewith),

(b)	such Indebtedness is subordinated to the Notes or the related Subsidiary Guarantee in respect of the Notes, as the case may be, at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, defeased, acquired or retired for value,

(c)	such Indebtedness has a final scheduled maturity date equal to or later than the earlier of (x) the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (y) 91 days following the last maturity date of any Notes then outstanding, and

(d)	such Indebtedness has a Weighted Average Life to Maturity at the time Incurred which is not less than the shorter of (x) the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, defeased, acquired or retired and (y) the Weighted Average Life to Maturity that would result if all payments of principal on the Subordinated Indebtedness being redeemed, repurchased, defeased, acquired or retired that were due on or after the date that is one year following the last maturity date of any Notes then outstanding were instead due on such date;

(4)	a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests of the Issuer or any direct or indirect parent of the Issuer held by any future, present or former employee, director or consultant of the Issuer or any direct or indirect parent of the Issuer or any Subsidiary of the Issuer pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or other agreement or arrangement; provided, however, that the aggregate Restricted Payments made under this clause (4) do not exceed $10 million in any calendar year (with unused amounts in any calendar year being permitted to be carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20 million in any calendar year (which shall increase to $40 million subsequent to the consummation of an underwritten public Equity Offering of common stock); provided, further, however, that such amount in any calendar year may be increased by an amount not to exceed:

(a)	the cash proceeds received by the Issuer or any of its Restricted Subsidiaries from the sale of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) to members of management, directors or consultants of the Issuer and its Restricted Subsidiaries or any direct or indirect parent of the Issuer that occurs after the Issue Date (provided that the amount of such cash proceeds utilized for any such repurchase, retirement, other acquisition or dividend will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under “—Certain Covenants—Limitation on Restricted Payments”), plus

(b)	the cash proceeds of key man life insurance policies received by the Issuer or any direct or indirect parent of the Issuer (to the extent contributed to the Issuer) or the Issuer’s Restricted Subsidiaries after the Issue Date;

provided that the Issuer may elect to apply all or any portion of the aggregate increase contemplated by clauses (a) and (b) above in any calendar year; and provided, further, that cancellation of Indebtedness owing to the Issuer or any Restricted Subsidiary from any present or former employees, directors, officers or consultants of the Issuer, any of its Restricted Subsidiaries or its direct or indirect parents in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parents will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5)	the declaration and payment of dividends or distributions to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries issued or incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)	(a) the declaration and payment of dividends or distributions to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date;

(b)	a Restricted Payment to any direct or indirect parent of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of any direct or indirect parent of the Issuer issued after the Issue Date; provided that the aggregate amount of dividends declared and paid pursuant to this clause (b) does not exceed the net cash proceeds actually received by the Issuer from any such sale of Designated Preferred Stock (other than Disqualified Stock) issued after the Issue Date; and

(c)	the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided, however, in the case of each of (a) and (c) above of this clause (6), that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock, after giving effect to such issuance

(and the payment of dividends or distributions) on a pro forma basis, the Issuer would have had a Fixed Charge Coverage Ratio of at least 2.00 to 1.00;

(7)	Investments in Unrestricted Subsidiaries having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (7) that are at that time outstanding, not to exceed $35 million at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

(8)	the payment of dividends on the Issuer’s common stock (or a Restricted Payment to any direct or indirect parent of the Issuer to fund the payment by such direct or indirect parent of the Issuer of dividends on such entity’s common stock) of up to 6% per annum of the net proceeds received by the Issuer from any public offering of common stock of the Issuer or any direct or indirect parent of the Issuer, other than public offerings with respect to the Issuer’s (or such direct or indirect parent’s) common stock registered on Form S-4, Form F-4 or Form S-8 and other than any public sale constituting an Excluded Contribution;

(9)	Restricted Payments that are made with Excluded Contributions;

(10)	other Restricted Payments in an aggregate amount not to exceed $100 million at the time made;

(11)	the distribution, as a dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary of the Issuer by, Unrestricted Subsidiaries;

(12)	Permitted Tax Distributions;

(13)	the payment of Restricted Payment, if applicable:

(a)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses (including franchise or similar taxes) required to maintain its corporate existence, customary salary, bonus and other benefits payable to, and indemnities provided on behalf of, officers and employees of any direct or indirect parent of the Issuer and general corporate operating and overhead expenses of any direct or indirect parent of the Issuer in each case to the extent such fees and expenses are attributable to the ownership or operation of the Issuer, if applicable, and its Subsidiaries;

(b)	in amounts required for any direct or indirect parent of the Issuer, if applicable, to pay interest and/or principal on Indebtedness the proceeds of which have been contributed to the Issuer or any of its Restricted Subsidiaries and that has been guaranteed by, or is otherwise considered Indebtedness of, the Issuer Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(c)	in amounts required for any direct or indirect parent of the Issuer to pay fees and expenses, other than to Affiliates of the Issuer, related to any unsuccessful equity or debt offering of such parent;

(14)	repurchases of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(15)	purchases of receivables pursuant to a Receivables Repurchase Obligation in connection with a Qualified Receivables Financing and the payment or distribution of Receivables Fees;

(16)	Restricted Payments by the Issuer or any Restricted Subsidiary to allow the payment of cash in lieu of the issuance of fractional shares upon the exercise of options or warrants or upon the conversion or exchange of Capital Stock of any such Person;

(17)	the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under the captions “—Change of

Control” and “—Certain Covenants—Asset Sales”; provided that all Notes tendered by holders of the Notes in connection with a Change of Control, Asset Sale Offer or Collateral Asset Sale Offer, as applicable, have been repurchased, redeemed or acquired for value; and

(18)	payments or distributions to dissenting stockholders pursuant to applicable law, pursuant to or in connection with a consolidation, amalgamation, merger or transfer of all or substantially all of the assets of the Issuer and its Restricted Subsidiaries, taken as a whole, that complies with the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”; provided that as a result of such consolidation, amalgamation, merger or transfer of assets, the Issuer shall have made a Change of Control Offer (if required by the Indenture) and that all Notes tendered by holders in connection with such Change of Control Offer have been repurchased, redeemed or acquired for value;

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (6)(b), (7), (10), (11) and (13)(b), no Default shall have occurred and be continuing or would occur as a consequence thereof; provided further that any Restricted Payments made with property other than cash shall be calculated using the Fair Market Value (as determined in good faith by the Issuer) of such property.

As of the Issue Date, all of the Issuer’s Subsidiaries will be Restricted Subsidiaries. The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of “Investments.” Such designation will only be permitted if a Restricted Payment or Permitted Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary.

Notwithstanding the foregoing provisions of this covenant, the Issuer will not, and will not permit any of its Restricted Subsidiaries to make any Restricted Payment by means of utilization of the cumulative Restricted Payment credit provided by the first paragraph of this covenant, or the exceptions provided by clauses (1), (7) or (10) of the second paragraph of this covenant or clause (9) of the definition of “Permitted Investments” (but only for a “Permitted Investment” in a Similar Business that is controlled by a Permitted Holder or an Affiliate of a Permitted Holder) if (x) at the time and after giving effect to such payment, the Consolidated Leverage Ratio of the Issuer would be greater than 5.50 to 1.00 or (y) such payment is not otherwise in compliance with this covenant.

Dividend and Other Payment Restrictions Affecting Subsidiaries

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

(a)	(i) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries (1) on its Capital Stock; or (2) with respect to any other interest or participation in, or measured by, its profits; or (ii) pay any Indebtedness owed to the Issuer or any of its Restricted Subsidiaries;

(b)	make loans or advances to the Issuer or any of its Restricted Subsidiaries; or

(c)	sell, lease or transfer any of its properties or assets to the Issuer or any of its Restricted Subsidiaries;

except in each case for such encumbrances or restrictions existing under or by reason of:

(1)

contractual encumbrances or restrictions pursuant to any agreement or instrument in effect on the Issue Date, including pursuant to the Credit Agreement and the other Credit Agreement Documents and the NCLC Group Credit Facilities and related documents, and any similar contractual encumbrances or restrictions effected by any amendments, modifications, restatements, renewals, supplements, refundings, replacements or refinancings of such agreements or instruments;

(2)	the Indenture, the Notes (and any Exchange Notes) or the Subsidiary Guarantees;

(3)	applicable law or any applicable rule, regulation or order;

(4)	any agreement or other instrument of a Person acquired by the Issuer or any Restricted Subsidiary which was in existence at the time of such acquisition (but not created in contemplation thereof or to provide all or any portion of the funds or credit support utilized to consummate such acquisition), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired;

(5)	contracts or agreements for the sale of assets, including any restriction with respect to a Restricted Subsidiary imposed pursuant to an agreement entered into for the sale or disposition of the Capital Stock or assets of such Restricted Subsidiary;

(6)	Secured Indebtedness otherwise permitted to be Incurred pursuant to the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(7)	restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(8)	customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

(9)	purchase money obligations for property acquired and Capitalized Lease Obligations in the ordinary course of business;

(10)	customary provisions contained in leases, licenses and other similar agreements entered into in the ordinary course of business;

(11)	any encumbrance or restriction of a Receivables Subsidiary effected in connection with a Qualified Receivables Financing; provided, however, that such restrictions apply only to such Receivables Subsidiary;

(12)	other Indebtedness, Disqualified Stock or Preferred Stock (a) of any Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor or a New Vessel Subsidiary or (b) of any Restricted Subsidiary that is not a Subsidiary Guarantor or a New Vessel Subsidiary so long as such encumbrances and restrictions contained in any agreement or instrument will not materially affect the Issuer’s ability to make anticipated principal or interest payments on the Notes (as determined in good faith by the Issuer), provided that such Indebtedness, Disqualified Stock or Preferred Stock is permitted to be Incurred subsequent to the Issue Date by the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(13)	any Restricted Investment not prohibited by the covenant described under “—Certain Covenants—Limitation on Restricted Payments” and any Permitted Investment; or

(14)

any encumbrances or restrictions of the type referred to in clauses (a), (b) or (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (13) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

For purposes of determining compliance with this covenant, (1) the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on common stock shall not be deemed a restriction on the ability to make distributions on Capital Stock and (2) the subordination of loans or advances made to the Issuer or a Restricted Subsidiary of the Issuer to other Indebtedness Incurred by the Issuer or any such Restricted Subsidiary shall not be deemed a restriction on the ability to make loans or advances.

Asset Sales

The Indenture will provide that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, cause or make an Asset Sale, unless (x) the Issuer or any of its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the Fair Market Value (as determined in good faith by the Issuer) of the assets sold or otherwise disposed of, and (y) at least 75% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a)	any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the Notes thereto) of the Issuer or any Restricted Subsidiary of the Issuer (other than liabilities that are by their terms subordinated to the Notes or any Subsidiary Guarantee) that are assumed by the transferee of any such assets,

(b)	any notes or other obligations or other securities or assets received by the Issuer or such Restricted Subsidiary of the Issuer from such transferee that are converted by the Issuer or such Restricted Subsidiary of the Issuer into cash within 180 days of the receipt thereof (to the extent of the cash received), and

(c)	any Designated Non-cash Consideration received by the Issuer or any of its Restricted Subsidiaries in such Asset Sale having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Designated Non-cash Consideration received pursuant to this clause that is at that time outstanding, not to exceed the greater of 5.0% of Total Assets and $300 million at the time of the receipt of such Designated Non-cash Consideration (with the Fair Market Value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be Cash Equivalents for the purposes of this provision; provided that clauses (a) and (c) above shall not apply to any Asset Sale if, after giving effect to such Asset Sale, the Loan-to-Value Ratio would exceed 75%.

Within 12 months after the Issuer’s or any Restricted Subsidiary of the Issuer’s receipt of the Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary of the Issuer may apply the Net Proceeds from such Asset Sale, at its option:

(1)	if the subject assets constitute Collateral,

(a) to repay Indebtedness constituting Common Collateral First Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto) provided that (x) to the extent that the terms of Common Collateral First Priority Lien Obligations other than Notes Obligations, (as such agreements are in existence on the Issue Date or as such agreements are refinanced on similar or no more favorable terms with respect to payments to the lenders or creditors with respect thereto with respect to any Asset Sale), require that such Common

Collateral First Priority Lien Obligations are repaid with the Net Proceeds of Asset Sales prior to repayment of other Indebtedness, the Issuer and its Restricted Subsidiaries shall be entitled to repay such other Common Collateral First Priority Lien Obligations prior to repaying the Notes Obligations; provided that, upon giving effect to such repayment pursuant to this clause (x), the Loan-to-Value Ratio shall not exceed 75% and (y) subject to the foregoing clause (x), if the Issuer shall so reduce Common Collateral First Priority Lien Obligations, the Issuer will equally and ratably reduce Notes Obligations in any manner set forth in clause 2(a)(iii) below to all holders to purchase at a purchase price equal to 100% of the principal amount thereof, plus accrued and unpaid interest and additional interest, if any; or

(b) to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Subsidiary Guarantor), assets, or property or capital expenditures, in each case (a) used or useful in a Similar Business or (b) that replace the properties and assets that are the subject of such Asset Sale; provided that the assets acquired are pledged as additional “Collateral” to the First Lien Collateral Agent on behalf of the holders of Common Collateral First Priority Lien Obligations, and

(2)	if the subject assets do not constitute Collateral,

(a) to repay (i) Indebtedness constituting First Priority Lien Obligations (and, if the Indebtedness repaid is revolving credit Indebtedness, to correspondingly reduce commitments with respect thereto), (ii) Indebtedness of a Restricted Subsidiary that is not a Subsidiary Guarantor and/or Indebtedness of the Issuer that is guaranteed by a Subsidiary that is not a Subsidiary Guarantor, or (iii) Notes Obligations as provided under “Optional Redemption,” through open-market purchases (provided that such purchases are at or above 100% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer or a Collateral Asset Sale Offer, as applicable); or

(b) to make an Investment in any one or more businesses (provided that if such Investment is in the form of the acquisition of Capital Stock of a Person, such acquisition results in such Person becoming a Restricted Subsidiary of the Issuer), assets, or property or capital expenditures, in each case (a) used or useful in a Similar Business or (b) that replace the properties and assets that are the subject of such Asset Sale.

In the case of clauses (1)(b) or (2)(b) above, a binding commitment shall be treated as a permitted application of the Net Proceeds from the date of such commitment; provided that in the event such binding commitment is later canceled or terminated for any reason before such Net Proceeds are so applied, the Issuer or such Restricted Subsidiary enters into another binding commitment (a “Second Commitment”) within six months of such cancellation or termination of the prior binding commitment; provided, further that the Issuer or such Restricted Subsidiary may only enter into a Second Commitment under the foregoing provision one time with respect to each Asset Sale and to the extent such Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied, then such Net Proceeds shall constitute Collateral Excess Proceeds or Excess Proceeds, as applicable. Pending the final application of any such Net Proceeds, the Issuer or such Restricted Subsidiary of the Issuer may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

Any Net Proceeds from Asset Sales of Collateral that are not invested or applied as set forth in the first sentence of the proceeding paragraph (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (1) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Collateral Excess Proceeds.” When the aggregate amount of Collateral Excess Proceeds exceeds $50 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Common Collateral First Priority Lien Obligations, to the holders of such Common Collateral First Priority Lien Obligations (a “Collateral Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Common Collateral First Priority Lien Obligations that is a minimum of

$2,000 or an integral multiple of $1,000 in excess thereof that may be purchased out of the Collateral Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Common Collateral First Priority Lien Obligations were issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Common Collateral First Priority Lien Obligations, such lesser price, if any, as may be provided for by the terms of such Common Collateral First Priority Lien Obligations), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence a Collateral Asset Sale Offer with respect to Collateral Excess Proceeds within ten (10) Business Days after the date that Collateral Excess Proceeds exceed $50 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

Any Net Proceeds from any Asset Sale of non-Collateral that are not invested or applied as provided and within the time period set forth in the first sentence of the second paragraph of this covenant (it being understood that any portion of such Net Proceeds used to make an offer to purchase Notes, as described in clause (2) above, shall be deemed to have been invested whether or not such offer is accepted) will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $50 million, the Issuer shall make an offer to all holders of Notes (and, at the option of the Issuer, to holders of any Pari Passu Indebtedness) (an “Asset Sale Offer”) to purchase the maximum principal amount of Notes (and such Pari Passu Indebtedness), that is at least $2,000 and an integral multiple of $1,000 in excess thereof that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof (or, in the event such Pari Passu Indebtedness was issued with significant original issue discount, 100% of the accreted value thereof), plus accrued and unpaid interest and additional interest, if any (or, in respect of such Pari Passu Indebtedness, such lesser price, if any, as may be provided for by the terms of such Pari Passu Indebtedness), to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten (10) Business Days after the date that Excess Proceeds exceeds $50 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee.

To the extent that the aggregate amount of Notes and such other Common Collateral First Priority Lien Obligations tendered pursuant to a Collateral Asset Sale Offer is less than the Collateral Excess Proceeds, the Issuer may use any remaining Collateral Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes or other Common Collateral First Priority Lien Obligations surrendered by such holders thereof exceeds the amount of Collateral Excess Proceeds, the Trustee shall select the Notes and such other Common Collateral First Priority Lien Obligations to be purchased in the manner described below. To the extent that the aggregate amount of Notes (and such Pari Passu Indebtedness) tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for any purpose that is not prohibited by the Indenture. If the aggregate principal amount of Notes (and such Pari Passu Indebtedness) surrendered by holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described below. Upon completion of any such Collateral Asset Sale Offer or Asset Sale Offer, the amount of Collateral Excess Proceeds or Excess Proceeds, as the case may be, shall be reset at zero.

The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

If more Notes (and such First Priority Lien Obligations or Pari Passu Indebtedness, as applicable) are tendered pursuant to an Asset Sale Offer or a Collateral Asset Sale Offer than the Issuer is required to purchase, selection of such Notes for purchase will be made by the Trustee; provided that no Notes of $2,000 or less shall be purchased in part. Selection of such First Priority Lien Obligations or Pari Passu Indebtedness, as applicable, will be made pursuant to the terms of such First Priority Lien Obligations or Pari Passu Indebtedness.

Notices of an Asset Sale Offer shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase date to each holder of Notes at such holder’s registered address. If any Note is to be purchased in part only, any notice of purchase that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased.

Transactions with Affiliates

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction or series of transactions, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate consideration in excess of $10 million, unless:

(a)	such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or the relevant Restricted Subsidiary than those that could have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person; and

(b)	with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $20 million, the Issuer delivers to the Trustee a resolution adopted in good faith by the majority of the Board of Directors of the Issuer, approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (a) above.

The foregoing provisions do not apply to the following:

(1)	transactions between or among the Issuer and/or any of its Restricted Subsidiaries (or an entity that becomes a Restricted Subsidiary as a result of such transaction) and any merger, consolidation or amalgamation of the Issuer and any direct parent of the Issuer; provided that such parent shall have no material liabilities and no material assets other than cash, Cash Equivalents and the Capital Stock of the Issuer and such merger, consolidation or amalgamation is otherwise in compliance with the terms of the Indenture and effected for a bona fide business purpose;

(2)	Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Certain Covenants—Limitation on Restricted Payments” and Permitted Investments;

(3)	(x) the entering into of any agreement (and any amendment or modification of any such agreement so long as, in the good faith judgment of the Board of Directors of the Issuer, any such amendment is not disadvantageous to the Holders when taken as a whole, as compared to such agreement as in effect on the Issue Date) to pay, and the payment of, management, consulting, monitoring and advisory fees to the Sponsors in an aggregate amount in any fiscal year not to exceed the greater of (A) $5 million and (B) 1% of EBITDA of the Issuer and its Restricted Subsidiaries for the immediately preceding fiscal year, plus out-of-pocket expense reimbursement; provided, however, that any payment not made in any fiscal year may be carried forward and paid in the following two fiscal years and (y) the payment of the present value of all amounts payable pursuant to any agreement described in clause 3(x) in connection with the termination of such agreement;

(4)	the payment of reasonable and customary fees and reimbursement of expenses paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Issuer or any Restricted Subsidiary, any direct or indirect parent of the Issuer;

(5)	payments by the Issuer or any of its Restricted Subsidiaries to the Sponsors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures, which payments are (x) made pursuant to the agreements with the Sponsors described in the Offering Memorandum (as in effect on the Issue Date, or any amendment thereto that is not materially adverse as a whole to the Issuer) or (y) approved by a majority of the Board of Directors of the Issuer in good faith;

(6)	transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or meets the requirements of clause (a) of the preceding paragraph;

(7)	payments or loans (or cancellation of loans) to officers, directors, employees or consultants which are approved by a majority of the Board of Directors of the Issuer in good faith;

(8)	any agreement as in effect as of the Issue Date or any amendment thereto (so long as any such agreement together with all amendments thereto, taken as a whole, is not more disadvantageous to the holders of the Notes in any material respect than the original agreement as in effect on the Issue Date) or any transaction contemplated thereby as determined in good faith by the Issuer;

(9)	the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of the Shareholders’ Agreement, the Refinancing Documents, the Reimbursement and Distribution Agreement, any other stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issue Date, and any transaction, agreement or arrangement described in the Offering Memorandum and, in each case, any amendment thereto or similar transactions, agreements or arrangements which it may enter into thereafter; provided, however, that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under, any future amendment to any such existing transaction, agreement or arrangement or under any similar transaction, agreement or arrangement entered into after the Issue Date shall only be permitted by this clause (9) to the extent that the terms of any such existing transaction, agreement or arrangement together with all amendments thereto, taken as a whole, or new transaction, agreement or arrangement are not otherwise more disadvantageous to the holders of the Notes in any material respect than the original transaction, agreement or arrangement as in effect on the Issue Date;

(10)	the execution of the Refinancing Transactions, and the payment of all fees and expenses related to the Refinancing Transactions, including fees to the Sponsors, which are described in the Offering Memorandum or contemplated by the Refinancing Documents;

(11)	(a) transactions with customers, clients, suppliers or purchasers or sellers of goods or services, or transactions otherwise relating to the purchase or sale of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture, which are fair to the Issuer and its Restricted Subsidiaries in the reasonable determination of the Board of Directors or the senior management of the Issuer, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party or (b) transactions with joint ventures or Unrestricted Subsidiaries entered into in the ordinary course of business and consistent with past practice or industry norm;

(12)	any transaction effected as part of a Qualified Receivables Financing;

(13)	the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any Person;

(14)	the issuances of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or the funding of, employment arrangements, stock option and stock ownership plans or similar employee benefit plans approved by the Board of Directors of the Issuer or any direct or indirect parent of the Issuer or of a Restricted Subsidiary of the Issuer, as appropriate, in good faith;

(15)	the entering into of any tax sharing agreement or arrangement that complies with clause (12) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Restricted Payments”;

(16)	any contribution to the capital of the Issuer;

(17)	transactions permitted by, and complying with, the provisions of the covenant described under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets”;

(18)	transactions between the Issuer or any of its Restricted Subsidiaries and any Person, a director of which is also a director of the Issuer or any direct or indirect parent of the Issuer; provided, however, that such director abstains from voting as a director of the Issuer or such direct or indirect parent, as the case may be, on any matter involving such other Person;

(19)	pledges of Equity Interests of Unrestricted Subsidiaries;

(20)	the formation and maintenance of any consolidated group or subgroup for tax, accounting or cash pooling or management purposes in the ordinary course of business;

(21)	any employment agreements entered into by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business; and

(22)	transactions undertaken in good faith (as certified by a responsible financial or accounting officer of the Issuer in an Officer’s Certificate) for the purpose of improving the consolidated tax efficiency of the Issuer and its Subsidiaries and not for the purpose of circumventing any covenant set forth in the Indenture.

Liens

The Indenture provides that the Issuer will not, and will not permit any Restricted Subsidiary to, directly or indirectly, create, incur, assume or suffer to exist any Lien (except Permitted Liens) that secures any Indebtedness on any asset or property of the Issuer or any Restricted Subsidiary, other than Liens securing Indebtedness that are junior in priority to the Liens on such property or assets securing the Notes and the Subsidiary Guarantees.

The expansion of Liens by virtue of accrual of interest, the accretion of accreted value, the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as applicable, amortization of original issue discount, the accretion of liquidation preference and increases in the amount of Indebtedness outstanding solely as a result of fluctuations in the exchange rate of currencies will not be deemed to be an Incurrence of Liens for purposes of this covenant.

Reports and Other Information

The Indenture provides that notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Issuer will file with the SEC (and provide the Trustee and holders with copies thereof, without cost to each holder, within 15 days after it files them with the SEC),

(1)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, annual reports on Form 20-F or 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form),

(2)	within the time period specified in the SEC’s rules and regulations for non-accelerated filers, quarterly reports on Form 6-K or 10-Q (or any successor or comparable form) containing the information required to be contained in a Form 10-Q (or required in such successor or comparable form; or in lieu thereof as otherwise substantially consistent with the type of disclosure set forth in the Issuer’s quarterly report on Form 6-K filed on August 11, 2009), and

(3)	subject to clause (2) above, any other information, documents and other reports which the Issuer would be required to file with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act; provided, however, that the Issuer shall not be so obligated to file such reports with the SEC if the SEC does not permit such filing, in which event the Issuer will make available such information to prospective purchasers of Notes in addition to providing such information to the Trustee and the holders, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, subject, in the case of any such information, certificates or reports provided prior to the effectiveness of the exchange offer registration statement or shelf registration statement, to exceptions consistent with the presentation of financial information in the Offering Memorandum; provided further that the Issuer shall not be obligated to file or provide Current Reports on Form 8-K until after such time as it has determined that is no longer a “foreign private issuer” under the Securities Act, or such determination is otherwise made by the SEC.

Notwithstanding the foregoing, (i) the Issuer will not be required to furnish any information, certificates or reports required by Items 307 or 308 of Regulation S-K prior to the effectiveness of the exchange offer registration statement or shelf registration and (ii) the Issuer’s determination that it is a “foreign private issuer” (as such term is defined in the Securities Act or the Exchange Act) shall be conclusive with respect to the determination of which Exchange Act form or forms of reports, information and documents are required to be provided pursuant to this covenant, until such time as the Issuer or the SEC determines that the Issuer does not qualify as a “foreign private issuer” (as so defined) for purposes of providing such reports, information and documents.

In the event that:

(a)	the rules and regulations of the SEC permit the Issuer and any direct or indirect parent of the Issuer to report at such parent entity’s level on a consolidated basis and such parent entity is not engaged in any business in any material respect other than incidental to its ownership, directly or indirectly, of the capital stock of the Issuer, or

(b)	any direct or indirect parent of the Issuer is or becomes a Subsidiary Guarantor of the Notes,

consolidating reporting at the parent entity’s level in a manner consistent with that described in this covenant for the Issuer will satisfy this covenant, and the Indenture will permit the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such direct or indirect parent; provided that such financial information is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such direct or indirect parent and any of its Subsidiaries other than the Issuer and its Subsidiaries, on the one hand, and the information relating to the Issuer, the Subsidiary Guarantors and the other Subsidiaries of the Issuer on a standalone basis, on the other hand.

In addition, the Issuer will make such information available to prospective investors upon request. In addition, the Issuer has agreed that, for so long as any Notes remain outstanding during any period when it is not subject to Section 13 or 15(d) of the Exchange Act, or otherwise permitted to furnish the SEC with certain information pursuant to Rule 12g3-2(b) of the Exchange Act, it will furnish to the holders of the Notes and to prospective investors, upon their request, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Notwithstanding the foregoing, the Issuer is deemed to have furnished such reports referred to above to the Trustee and the holders if the Issuer has filed such reports with the SEC via the EDGAR filing system and such reports are publicly available. In addition, the requirements of this covenant shall be deemed satisfied prior to the commencement of the exchange offers contemplated by the Registration Rights Agreement relating to the Notes or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement and/or shelf registration statement in accordance with the provisions of such Registration Rights Agreement, and any amendments thereto, and such registration statement and/or amendments thereto are filed at times that otherwise satisfy the time requirements set forth in the first paragraph of this covenant and/or (2) the posting of reports that would be required to be provided to the Trustee and the holders on the Issuer’s website (or that of any of its parent companies).

The Issuer will also hold a quarterly conference call to discuss its financial results with holders of the Notes, beginning with a discussion of the fiscal year ended December 31, 2009. The conference call will not be later than five business days from the date on which the Issuer’s financial information is filed or otherwise made available to holders of the Notes in accordance with the Indenture. No fewer than two days prior to the conference call, the Issuer shall issue a press release to the appropriate wire services announcing the time, date and access details of such conference call.

Future Subsidiary Guarantors

The Indenture provides that the Issuer will cause each Wholly Owned Restricted Subsidiary that guarantees or provides a pledge of, or grants a Lien on, its Common Collateral (other than Excluded Collateral) to secure any Indebtedness (other than Junior Lien Obligations) to execute and deliver to the Trustee the Indenture, or a supplemental indenture pursuant to which such Subsidiary shall guarantee the payment of the Notes and a joinder to the Intercreditor Agreement; provided that such guarantee would not result in a deemed dividend to the Issuer or any of its Subsidiaries pursuant to Section 956 of the Code. Each Subsidiary Guarantee will be limited to an amount not to exceed the maximum amount that can be guaranteed by that Restricted Subsidiary without rendering the Subsidiary Guarantee, as it relates to such Restricted Subsidiary, voidable under applicable law relating to fraudulent conveyance or fraudulent transfer or similar laws affecting the rights of creditors generally.

Each Subsidiary Guarantee shall be released in accordance with the provisions of the Indenture described under “—Subsidiary Guarantees.”

Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets

The Indenture provides that the Issuer may not, directly or indirectly, consolidate, amalgamate or merge with or into or wind up or convert into (whether or not the Issuer is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless:

(1)	the Issuer is the surviving person or the Person formed by or surviving any such consolidation, amalgamation, merger, winding up or conversion (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a company organized or existing under the laws of Bermuda or a corporation, partnership, limited liability company or similar entity organized or existing under the laws of any Permitted Jurisdiction (the Issuer or such Person, as the case may be, being herein called the “Successor Issuer”), provided that in the case where the surviving person is not a company organized under the laws of Bermuda, a co-obligor of the Notes is a company organized under the laws of Bermuda or a corporation organized under the laws of the U.S.;

(2)	the Successor Issuer (if other than the Issuer) expressly assumes all the obligations of the Issuer under the Indenture and the Notes pursuant to supplemental indentures or other documents or instruments in form reasonably satisfactory to the Trustee;

(3)

immediately after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Restricted Subsidiary at the time of such transaction) no Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period (and treating any Indebtedness which becomes an obligation of the Successor Issuer or any of its Restricted Subsidiaries as a result of such transaction as having been Incurred by the Successor Issuer or such Restricted Subsidiary at the time of such transaction), either

(a)	the Successor Issuer would be permitted to Incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)	the Fixed Charge Coverage Ratio for the Successor Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5)	if the Issuer is not the Successor Issuer, each Subsidiary Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that obligations in respect of the Notes shall apply to such Person’s obligations under the Indenture and the Notes; and

(6)	the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation or transfer and such supplemental indentures (if any) comply with the Indenture.

The Successor Issuer (if other than the Issuer) will succeed to, and be substituted for, the Issuer under the Indenture and the Notes, and in such event the Issuer will automatically be released and discharged from its obligations under the Indenture and the Notes. Notwithstanding the foregoing clauses (3) and (4), (a) any Restricted Subsidiary may merge, consolidate or amalgamate with or transfer all or part of its properties and assets to the Issuer or to another Restricted Subsidiary, and (b) the Issuer may merge, consolidate or amalgamate with an Affiliate incorporated solely for the purpose of reincorporating the Issuer in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby. This “—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” will not apply to a sale, assignment, transfer, conveyance or other disposition of assets between or among the Issuer and its Restricted Subsidiaries.

The Indenture further provides that, subject to certain limitations in the Indenture governing release of assets and property securing the Notes and the Subsidiary Guarantees upon the sale or disposition of a Restricted Subsidiary of the Issuer that is a Subsidiary Guarantor, no Subsidiary Guarantor will, and the Issuer will not permit any Subsidiary Guarantors to, consolidate, amalgamate or merge with or into or wind up into (whether or not such Subsidiary Guarantor is the surviving Person), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless:

(1)

either (a) such Subsidiary Guarantor is the surviving Person or the Person formed by or surviving any such consolidation, amalgamation or merger (if other than such Subsidiary Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a company, corporation, partnership, limited liability company or similar entity organized or existing under the laws of any Permitted Jurisdiction (such Subsidiary Guarantor or such Person, as the case may be, being herein called the “Successor Subsidiary Guarantor”) and the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) expressly assumes all the obligations of such Subsidiary Guarantor under the Indenture and the Security Documents pursuant to documents or instruments in form reasonably satisfactory to the Trustee, or (b) such sale or disposition or consolidation, amalgamation or merger is not in violation of the covenant described above under the caption “—Certain Covenants—Asset Sales”; and

(2)	the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) shall have delivered or caused to be delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, merger or transfer and such supplemental indenture (if any) comply with the Indenture.

Subject to certain limitations described in the Indenture, the Successor Subsidiary Guarantor (if other than such Subsidiary Guarantor) will succeed to, and be substituted for, such Subsidiary Guarantor under the Indenture and such Subsidiary Guarantor’s obligations in respect of the Notes, and such Subsidiary Guarantor will automatically be released and discharged from its obligations under the Indenture and such Subsidiary Guarantor’s obligations in respect of the Notes. Notwithstanding the foregoing, (1) a Subsidiary Guarantor may merge, amalgamate or consolidate with an Affiliate incorporated solely for the purpose of reincorporating such Subsidiary Guarantor in a Permitted Jurisdiction or may convert into a limited liability company, corporation, partnership or similar entity organized or existing under the laws of any Permitted Jurisdiction so long as the amount of Indebtedness of the Subsidiary Guarantor is not increased thereby and (2) a Subsidiary Guarantor may merge, amalgamate or consolidate with another Subsidiary Guarantor or the Issuer.

In addition, notwithstanding the foregoing, any Subsidiary Guarantor may consolidate, amalgamate or merge with or into or wind up into, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets (collectively, a “Transfer”) to the Issuer or any Subsidiary Guarantor.

Re-flagging of Vessels

Notwithstanding anything to the contrary herein, a Restricted Subsidiary may reconstitute itself in another jurisdiction, or merge with or into another Restricted Subsidiary, for the purpose of reflagging a vessel that it owns or bareboat charters so long as at all times each Restricted Subsidiary remains organized under the laws of any country recognized by the United States of America with an investment grade credit rating from either Standard & Poor’s Ratings Services or Moody’s Investors Service, Inc. or any Permitted Jurisdiction.

Defaults

An Event of Default is defined in the Indenture as:

(1)	a default in any payment of interest (including any additional interest) on any Note when due, continued for 30 days,

(2)	a default in the payment of principal or premium, if any, of any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise,

(3)	the failure by the Issuer or any Restricted Subsidiary to comply for 60 days after notice with its other agreements contained in the Notes or the Indenture,

(4)	the failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay any Indebtedness (other than Indebtedness owing to the Issuer or a Restricted Subsidiary) within any applicable grace period after final maturity or the acceleration of any such Indebtedness by the holders thereof because of a default, in each case, if the total amount of such Indebtedness unpaid or accelerated exceeds $25 million or its foreign currency equivalent (the “cross-acceleration provision”),

(5)	certain events of bankruptcy, insolvency or reorganization of the Issuer or a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) (the “bankruptcy provisions”),

(6)	failure by the Issuer or any Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $25 million or its foreign currency equivalent (net of any amounts which are covered by enforceable insurance policies issued by solvent carriers), which judgments are not discharged, waived or stayed for a period of 60 days (the “judgment default provision”),

(7)	the Subsidiary Guarantee of a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) with respect to the Notes ceases to be in full force and effect (except as contemplated by the terms thereof) or any Subsidiary Guarantor that qualifies as a Significant Subsidiary (or any group of Subsidiaries that together would constitute a Significant Subsidiary) denies or disaffirms its obligations under the Indenture or any Subsidiary Guarantee with respect to the Notes and such Default continues for 10 days,

(8)	unless all of the Collateral has been released from the first priority Liens in accordance with the provisions of the Security Documents, the first priority Liens on all or substantially all of the Collateral cease to be valid or enforceable and such Default continues for 30 days, or the Issuer shall assert or any Subsidiary Guarantor shall assert, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable and, in the case of any such Person that is a Subsidiary of the Issuer, the Issuer fails to cause such Subsidiary to rescind such assertions within 30 days after the Issuer has actual knowledge of such assertions, or

(9)	the failure by the Issuer or any Subsidiary Guarantor to comply for 60 days after notice with its other agreements contained in the Security Documents except for a failure that would not be material to the holders of the Notes and would not materially affect the value of the Collateral taken as a whole (together with the defaults described in clause (8) the “security default provisions”).

The foregoing constitute Events of Default whatever the reason for any such Event of Default and whether it is voluntary or involuntary or is effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body.

However, a default under clauses (3) or (9) will not constitute an Event of Default until the Trustee or the holders of 25% in principal amount of outstanding Notes notify the Issuer of the default and the Issuer does not cure such default within the time specified in clauses (3) or (9) hereof after receipt of such notice.

If an Event of Default (other than a Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer) occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of outstanding Notes by notice to the Issuer may declare the principal of, premium, if any, and accrued but unpaid interest on all the Notes to be due and payable; provided, however, that so long as any Credit Agreement Indebtedness remains outstanding, no such acceleration shall be effective until the earlier of (1) five Business Days after the giving of written notice to the Issuer and the Representative under the Credit Agreement and (2) the day on which any Bank Indebtedness is accelerated. Upon such a declaration, such principal and interest will be due and payable immediately. If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Issuer occurs, the principal of, premium, if any, and interest on all the Notes will become immediately due and payable without any declaration or other act on the part of the Trustee or any holders. Under certain circumstances, the holders of a majority in principal amount of outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences.

In the event of any Event of Default specified in clause (4) of the first paragraph above, such Event of Default and all consequences thereof (excluding, however, any resulting payment default) will be annulled, waived and rescinded, automatically and without any action by the Trustee or the holders of the Notes, if within 20 days after such Event of Default arose the Issuer delivers an Officer’s Certificate to the Trustee stating that (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged or (y) the holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default or (z) the default that is the basis for such Event of Default has been cured, it being understood that in no event shall an acceleration of the principal amount of the Notes as described above be annulled, waived or rescinded upon the happening of any such events.

Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders unless such holders have offered to the Trustee reasonable indemnity or security satisfactory to the Trustee against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium (if any) or interest when due, no holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such holder has previously given the Trustee notice that an Event of Default is continuing,

(2)	holders of at least 25% in principal amount of the outstanding Notes have requested the Trustee to pursue the remedy,

(3)	such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense,

(4)	the Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity, and

(5)	the holders of a majority in principal amount of the outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, the holders of a majority in principal amount of outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder or that would involve the Trustee in personal liability. Prior to taking any action under the Indenture, the Trustee will be entitled to indemnification satisfactory to it in its sole discretion against all losses and expenses caused by taking or not taking such action.

The Issuer is required to deliver to the Trustee, annually, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Issuer also is required to deliver to the Trustee, within 30 days after the occurrence thereof, written notice of any event which would constitute certain Defaults, their status and what action the Issuer is taking or proposes to take in respect thereof.

Amendments and Waivers

Subject to certain exceptions, the Indenture and Security Documents may be amended with the consent of the holders of a majority in principal amount of the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Note affected, no amendment may, among other things:

(1)	reduce the amount of Notes whose holders must consent to an amendment,

(2)	reduce the rate of or extend the time for payment of interest on any Note,

(3)	reduce the principal of or change the Stated Maturity of any Note,

(4)	reduce the premium payable upon the redemption of any Note or change the time at which any Note may be redeemed as described under “—Optional Redemption” above,

(5)	make any Note payable in money other than that stated in such Note,

(6)	expressly subordinate the Notes to any other Indebtedness of the Issuer or any Subsidiary Guarantor,

(7)	impair the right of any holder to receive payment of principal of, premium, if any, and interest on such holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder’s Notes,

(8)	make any change in the amendment provisions which require each holder’s consent or in the waiver provisions,

(9)	make any change in the provisions in the Intercreditor Agreement or the Indenture dealing with the application of proceeds of Collateral that would adversely affect the holders of the Notes, or

(10)	except as expressly provided by the Indenture, modify or release the Guarantee of any Significant Subsidiary in any manner adverse to the holders of the Notes.

Without the consent of the holders of at least two-thirds in aggregate principal amount of the Notes then outstanding, no amendment or waiver may release all or substantially all of the Collateral from the Lien of the Indenture and the Security Documents with respect to the Notes.

Without the consent of any holder, the Issuer and Trustee may amend the Indenture, the Subsidiary Guarantees, the Notes, the Security Documents or the Intercreditor Agreement to cure any ambiguity, omission, mistake, defect or inconsistency, to provide for the assumption by a Successor Issuer of the obligations of the Issuer under the Indenture and the Notes, to provide for the assumption by a Successor Subsidiary Guarantor of the obligations of a Subsidiary Guarantor under the Indenture and the Security Documents, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add a Subsidiary Guarantor or collateral with respect to the Notes, to secure the Notes, to release Collateral as permitted by the Indenture or the Intercreditor Agreement, to add additional secured creditors holding Non-Collateral Priority Lien Obligations, Common Collateral First Priority Lien Obligations or other Junior Lien Obligations so long as such obligations are not prohibited by the Indenture or the Security Documents, to add to the covenants of the Issuer for the benefit of the holders or to surrender any right or power conferred upon the Issuer, to make any change that does not adversely affect the rights of any holder, to conform the text of the Indenture, the Subsidiary Guarantees, the Notes, the Security Documents or the Intercreditor Agreement, to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Subsidiary Guarantees, the Notes, the Security Documents or the Intercreditor Agreement, to comply with any requirement of the SEC in connection with the qualification of the Indenture under the TIA to effect any provision of the Indenture or to make certain changes to the Indenture to provide for the issuance of additional Notes.

The consent of the noteholders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

After an amendment under the Indenture becomes effective, the Issuer is required to mail to the respective noteholders a notice briefly describing such amendment. However, the failure to give such notice to all noteholders entitled to receive such notice, or any defect therein, will not impair or affect the validity of the amendment.

No Personal Liability of Directors, Officers, Employees, Managers and Stockholders

No director, officer, employee, manager, incorporator or holder of any Equity Interests in the Issuer or any direct or indirect parent corporation, as such, has any liability for any obligations of the Issuer under the Notes, the Indenture, or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each holder of Notes by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. The waiver may not be effective to waive liabilities under the federal securities laws.

Transfer and Exchange

A noteholder may transfer or exchange Notes in accordance with the Indenture. Upon any transfer or exchange, the registrar and the Trustee may require a noteholder, among other things, to furnish appropriate endorsements and transfer documents and the Issuer may require a noteholder to pay any taxes required by law or permitted by the Indenture. The Issuer is not required to transfer or exchange any Note selected for redemption or to transfer or exchange any Note for a period of 15 days prior to a selection of Notes to be redeemed. The Notes were issued in registered form and the registered holder of a Note is treated as the owner of such Note for all purposes.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect (except as to surviving rights of registration or transfer or exchange of Notes, as expressly provided for in the Indenture) as to all outstanding Notes when:

(1)	either (a) all the Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust or segregated and held in trust by the Issuer and thereafter repaid to the Issuer or discharged from such trust) have been delivered to the Trustee for cancellation or (b) all of the Notes (i) have become due and payable, (ii) will become due and payable at their stated maturity within one year or (iii) if redeemable at the option of the Issuer, are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer has irrevocably deposited or caused to be deposited with the Trustee funds in an amount sufficient to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Trustee for cancellation, for principal of, premium, if any, and interest on the Notes to the date of deposit together with irrevocable instructions from the Issuer directing the Trustee to apply such funds to the payment thereof at maturity or redemption, as the case may be;

(2)	the Issuer and/or the Subsidiary Guarantors have paid all other sums payable under the Indenture; and

(3)	the Issuer has delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel stating that all conditions precedent under the Indenture relating to the satisfaction and discharge of the Indenture have been complied with.

Defeasance

The Issuer at any time may terminate all its obligations under the Notes and the Indenture with respect to the holders of the Notes (“legal defeasance”), except for certain obligations, including those respecting the defeasance trust and obligations to register the transfer or exchange of the Notes, to replace mutilated, destroyed, lost or stolen Notes and to maintain a registrar and paying agent in respect of the Notes. The Issuer at any time may terminate its obligations under the covenants described under “—Certain Covenants” for the benefit of the holders of the Notes, the operation of the cross acceleration provision, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Defaults” (but only to the extent that those provisions relate to the Defaults with respect to the Notes) and the undertakings and covenants contained under “—Change of Control” and “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” (“covenant defeasance”) for the benefit of the holders of the Notes. If the Issuer exercises its legal defeasance option or its covenant defeasance option, each Subsidiary Guarantees will be released from all of its obligations with respect to the Notes and the Security Documents.

The Issuer may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Issuer exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect thereto. If the Issuer exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3), (4) and (5) (with respect only to Significant Subsidiaries), (6) or (7) under “—Defaults” or because of the failure of the Issuer to comply with the first clause (4) under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets.”

In order to exercise its defeasance option, the Issuer must irrevocably deposit in trust (the “defeasance trust”) with the Trustee money or U.S. Government Obligations for the payment of principal, premium (if any) and interest on the Notes to redemption or maturity, as the case may be, and must comply with certain other conditions, including delivery to the Trustee of an Opinion of Counsel to the effect that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit and defeasance and will be subject to Federal income tax on the same amount and in the same manner and at the same times as would have been the case if such deposit and defeasance had not occurred (and, in the case of legal defeasance only, such Opinion of Counsel must be based on a ruling of the Internal Revenue Service or change in applicable Federal income tax law). Notwithstanding the foregoing, the Opinion of Counsel required by the immediately preceding sentence with respect to a legal defeasance need not be delivered if all of the Notes not theretofore delivered to the Trustee for cancellation (x) have become due and payable or (y) will become due and payable at their Stated Maturity within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer.

Concerning the Trustee

U.S. Bank National Association will be the Trustee under the Indenture and has been appointed by the Issuer as Registrar and a Paying Agent with regard to the Notes.

Governing Law

The Indenture will provide that it and the Notes are governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means, with respect to any specified Person:

(1)	Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, and

(2)	Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

Acquired Indebtedness shall be deemed to have been Incurred, with respect to clause (i) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary and, with respect to clause (ii) of the preceding sentence, on the date of consummation of such acquisition of Vessels or other assets.

“Additional Common Collateral First Priority Lien Obligations” means any Common Collateral First Priority Lien Obligations that are Incurred after the Issue Date (other than Indebtedness incurred under clause (i) of the definition of Credit Agreement) and secured by the Common Collateral on a first priority basis pursuant to the Security Documents.

“Additional First Lien Secured Party” means the holders of any Additional Common Collateral First Priority Lien Obligations, including the holders of the Notes, and any Authorized Representative with respect thereto, including the Trustee.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Authorized Representative” means, with respect to any Common Collateral, (i) until the Non-Controlling Authorized Representative Enforcement Date and from and after the Non-Controlling Authorized Representative Termination Date, the administrative agent under the Credit Agreement and, (ii) from and after the Non-Controlling Authorized Representative Enforcement Date until the Non-Controlling Authorized Representative Termination Date, the Major Non-Controlling Authorized Representative, provided that from and after the Discharge of Credit Agreement Obligations the Applicable Authorized Representative shall be the Major Non-Controlling Authorized Representative.

“Applicable Premium” means, with respect to any Note on any applicable redemption date, the greater of:

(1)	1% of the then outstanding principal amount of the Note; and

(2)	the excess of:

(a)	the present value at such redemption date of (i) the redemption price of the Note, at November 15, 2013 (such redemption price being set forth in the applicable table appearing above under “—Optional Redemption”) plus (ii) all required interest payments due on the Note through November 15, 2013 (excluding accrued but unpaid interest), computed using a discount rate equal to the Treasury Rate as of such redemption date plus 50 basis points; over

(b)	the then outstanding principal amount of the Note.

“Appraised Value” of any Mortgaged Vessel at any time means the value of such Vessel on an individual charter free basis as set forth on an independent appraisal (conducted no more than 12 months prior to any determination of the Appraisal Value) and relied upon by the Issuer in good faith.

“Asset Sale” means:

(1)	the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a Sale/ Leaseback Transaction) outside the ordinary course of business of the Issuer or any Restricted Subsidiary of the Issuer (each referred to in this definition as a “disposition”) or

(2)	the issuance or sale of Equity Interests (other than directors’ qualifying shares and shares issued to foreign nationals or other third parties to the extent required by applicable law) of any Restricted Subsidiary (other than to the Issuer or another Restricted Subsidiary of the Issuer) (whether in a single transaction or a series of related transactions), in each case other than:

(a)	a disposition of Cash Equivalents or Investment Grade Securities or obsolete, damaged or worn out property or equipment in the ordinary course of business;

(b)	the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “—Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control;

(c)	any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under “—Certain Covenants—Limitation on Restricted Payments”;

(d)	any disposition of assets of the Issuer or any Restricted Subsidiary or issuance or sale of Equity Interests of any Restricted Subsidiary, which assets or Equity Interests so disposed or issued have an aggregate Fair Market Value (as determined in good faith by the Issuer) of less than $10 million;

(e)	any disposition of property or assets, or the issuance of securities, by a Restricted Subsidiary of the Issuer to the Issuer or by the Issuer or a Restricted Subsidiary of the Issuer to a Restricted Subsidiary of the Issuer;

(f)	any exchange of assets (including a combination of assets and Cash Equivalents) for assets related to a Similar Business of comparable or greater market value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(g)	foreclosure or any similar action with respect to any property or other asset of the Issuer or any of its Restricted Subsidiaries;

(h)	any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i)	the lease, assignment or sublease of any real or personal property in the ordinary course of business;

(j)	any sale of inventory or other assets in the ordinary course of business;

(k)	any grant in the ordinary course of business of any license of patents, trademarks, know-how or any other intellectual property;

(l)	in the ordinary course of business, any swap of assets, or lease, assignment or sublease of any real or personal property, in exchange for services (including in connection with any outsourcing arrangements) of comparable or greater value or usefulness to the business of the Issuer and its Restricted Subsidiaries as a whole, as determined in good faith by the Issuer;

(m)	a transfer of accounts receivable and related assets of the type specified in the definition of “Receivables Financing” (or a fractional undivided interest therein) by a Receivables Subsidiary in a Qualified Receivables Financing;

(n)	any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Issue Date, including any Sale/Leaseback Transaction or asset securitization permitted by the Indenture;

(o)	dispositions in connection with Permitted Liens;

(p)	any disposition of Capital Stock of a Restricted Subsidiary pursuant to an agreement or other obligation with or to a Person (other than the Issuer or a Restricted Subsidiary) from whom such Restricted Subsidiary was acquired or from whom such Restricted Subsidiary acquired its business and assets (having been newly formed in connection with such acquisition), made as part of such acquisition and in each case comprising all or a portion of the consideration in respect of such sale or acquisition;

(q)	the sale of any property in a Sale/Leaseback Transaction within six months of the acquisition of such property;

(r)	dispositions of receivables in connection with the compromise, settlement or collection thereof in the ordinary course of business or in bankruptcy or similar proceedings and exclusive of factoring or similar arrangements;

(s)	any surrender or waiver of contract rights or the settlement, release, recovery on or surrender of contract, tort or other claims of any kind; and

(t)	time charters and other similar arrangements.

“Authorized Representative” means (i) in the case of any Credit Agreement Obligations or the Credit Agreement Secured Parties, the administrative agent under the Credit Agreement, (ii) in the case of the Notes Obligations or the holders of the Notes, the Trustee and (iii) in the case of any Series of Additional Common Collateral First Priority Lien Obligations or Additional First Lien Secured Parties that become subject to the Intercreditor Agreement, the Authorized Representative named for such Series in the applicable joinder agreement.

“Bank Indebtedness” means any and all amounts payable under or in respect of (a)(i) the NCLC Group Credit Facilities, and the letters of credit and bankers’ acceptances thereunder and related documents, (ii) the Credit Agreement and the other Credit Agreement Documents and (iii) New Vessel Financings and related documents, in case of each clause (i), (ii) and (iii) as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time (including after termination of the Credit Agreement, the NCLC Group Credit Facilities or the New Vessel Financings), including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof, including principal, premium (if any), interest (including interest accruing on or after the filing of any petition in bankruptcy or for reorganization relating to the Issuer whether or not a claim for post-filing interest is allowed in such proceedings), fees, charges, expenses, reimbursement obligations, guarantees and all other amounts payable thereunder or in respect thereof and (b) whether or not the Indebtedness referred to in clause (a) remains outstanding, if designated by the Issuer to be included in this definition, one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time;

“Board of Directors” means, as to any Person, the board of directors or managers, as applicable, of such Person (or, if such Person is a partnership, the board of directors or other governing body of the general partner of such Person) or any duly authorized committee thereof.

“Business Day” means a day other than a Saturday, Sunday or other day on which banking institutions are authorized or required by law to close in New York City.

“Capital Stock” means:

(1)	in the case of a corporation, corporate stock or shares;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

“Capitalized Software Expenditures” shall mean, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of such Person and such Restricted Subsidiaries.

“Cash Equivalents” means:

(1)	U.S. dollars, pounds sterling, euros, the national currency of any member state in the European Union or such local currencies held by an entity from time to time in the ordinary course of business;

(2)	securities issued or directly and fully guaranteed or insured by the U.S. government or any country that is a member of the European Union or any agency or instrumentality thereof in each case maturing not more than two years from the date of acquisition;

(3)	certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances, in each case with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $250.0 million and whose long-term debt is rated “A” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency);

(4)	repurchase obligations for underlying securities of the types described in clauses (2) and (3) above entered into with any financial institution meeting the qualifications specified in clause (3) above;

(5)	commercial paper issued by a corporation (other than an Affiliate of the Issuer) rated at least “A1” or the equivalent thereof by Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) and in each case maturing within one year after the date of acquisition;

(6)	readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody’s or S&P (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition;

(7)	Indebtedness issued by Persons (other than the Sponsors or any of their Affiliates) with a rating of “A” or higher from S&P or “A-2” or higher from Moody’s (or reasonably equivalent ratings of another internationally recognized ratings agency) in each case with maturities not exceeding two years from the date of acquisition; and

(8)	investment funds investing at least 95% of their assets in securities of the types described in clauses (1) through (7) above.

“Change of Control” means the occurrence of either of the following:

(1)	the sale, lease or transfer, in one or a series of related transactions, of all or substantially all the assets of the Issuer and its Subsidiaries, taken as a whole, to a Person other than any of the Permitted Holders; or

(2)	the Issuer becomes aware (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) of the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any of the Permitted Holders, in a single transaction or in a related series of transactions, by way of merger, consolidation, amalgamation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision), of more than 50% of the total voting power of the Voting Stock of the Issuer.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collateral” means all property subject or purported to be subject, from time to time, to a Lien under any Security Documents.

“Common Collateral” means, at any time, Collateral in which the holders of two or more Series of Obligations (or their respective Authorized Representatives) hold a valid and perfected security interest at such time. If more than two Series of Common Collateral First Priority Lien Obligations are outstanding at any time and the holders of less than all Series of Common Collateral First Priority Lien Obligations hold a valid and perfected security interest in any Collateral at such time then such Collateral shall constitute Common Collateral for those Series of Common Collateral First Priority Lien Obligations that hold a valid security interest in such Collateral at such time and shall not constitute Common Collateral for any Series which does not have a valid and perfected security interest in such Collateral at such time.

“Common Collateral First Priority Lien Obligations” means the Notes issued on the Issue Date (or Exchange Notes) and all Indebtedness secured in accordance with the covenant described under “—Certain Covenants—Liens” on Common Collateral on a pari passu basis with the Notes issued on the Issue Date (or Exchange Notes).

“Consolidated Depreciation and Amortization Expense” means, with respect to any Person for any period, the total amount of depreciation and amortization expense, including the amortization of intangible assets, deferred financing fees and Capitalized Software Expenditures and amortization of unrecognized prior service costs and actuarial gains and losses related to pensions and other post-employment benefits, of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Interest Expense” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted in computing Consolidated Net Income (including amortization of original issue discount, the interest component of Capitalized Lease Obligations, and net payments and receipts (if any) pursuant to interest rate Hedging Obligations and excluding additional interest in respect of the Notes, amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and expensing of any bridge, commitment or other financing fees); plus

(2)	consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; plus

(3)	commissions, discounts, yield and other fees and charges Incurred in connection with any Receivables Financing which are payable to Persons other than the Issuer and its Restricted Subsidiaries; minus

(4)	interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Leverage Ratio” means, with respect to any Person, at any date the ratio of (i) Indebtedness (other than Qualified Non-Recourse Debt) of such Person and its Restricted Subsidiaries as of such date of calculation (determined on a consolidated basis in accordance with GAAP) less the amount of cash and Cash Equivalents in excess of any Restricted Cash that would be stated on the balance sheet of such Person and its Restricted Subsidiaries and held by such Person and its Restricted Subsidiaries as of such date of determination to (ii) EBITDA of such Person for the four full fiscal quarters for which internal financial statements are available immediately preceding such date on which such additional Indebtedness is Incurred. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness subsequent to the commencement of the period for which the Consolidated Leverage Ratio is being calculated but prior to the event for which the calculation of the Consolidated Leverage Ratio is made (the “Consolidated Leverage Calculation Date”), then the Consolidated Leverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness as if the same had occurred at the beginning of the applicable four-quarter period; provided that the Issuer may elect pursuant to an Officer’s Certificate delivered to the Trustee to treat all or any portion of the commitment under any Indebtedness as being Incurred at such time, in which case any subsequent Incurrence of Indebtedness under such commitment shall not be deemed, for purposes of this calculation, to be an Incurrence at such subsequent time.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Leverage Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and operational changes (and the change of any associated Indebtedness and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Consolidated Leverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies (x) reasonably expected to result from the applicable event and (y) that are expected to be realized within 12 months from the date of the transaction giving rise to the calculation, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth in footnote 11 to the “Summary Historical Consolidated Financial and Operating Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent 12-month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis; provided, however, that:

(1)

any net after-tax extraordinary, nonrecurring or unusual gains or losses (less all fees and expenses relating thereto) or expenses or charges, any severance expenses, relocation expenses, curtailments or modifications to pension and post-retirement employee benefit plans, any expenses related to any reconstruction, decommissioning, recommissioning or reconfiguration of fixed assets for alternate uses and fees, expenses or charges relating to facilities closing costs, acquisition integration costs, facilities opening costs, project start-up costs, business optimization costs, signing, retention or completion bonuses, expenses or charges related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or issuance, repayment, refinancing, amendment or modification of Indebtedness (in each case, whether or not successful), and any fees, expenses, charges or change in control payments made under the Refinancing Documents or otherwise related to the Refinancing Transactions or the Offering Transactions, in each case, shall be excluded;

(2)	effects of purchase accounting adjustments (including the effects of such adjustments pushed down to such Person and such Restricted Subsidiaries) in amounts required or permitted by GAAP, or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded;

(3)	the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period;

(4)	any net after-tax income or loss from disposed, abandoned, transferred, closed or discontinued operations and any net after-tax gains or losses on disposal of disposed, abandoned, transferred, closed or discontinued operations shall be excluded;

(5)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to business dispositions or asset dispositions other than in the ordinary course of business (as determined in good faith by management of the Issuer) shall be excluded;

(6)	any net after-tax gains or losses (less all fees and expenses or charges relating thereto) attributable to the early extinguishment of indebtedness, Hedging Obligations or other derivative instruments shall be excluded;

(7)	the Net Income for such period of any Person that is not a Subsidiary of such Person, or is an Unrestricted Subsidiary or a Qualified Non-Recourse Subsidiary, or that is accounted for by the equity method of accounting, shall be included only to the extent of the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) to the referent Person or a Restricted Subsidiary thereof (other than a Qualified Non-Recourse Subsidiary of such referent Person) in respect of such period;

(8)	solely for the purpose of determining the amount available for Restricted Payments under clause (1) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments,” the Net Income for such period of any Restricted Subsidiary (other than any Subsidiary Guarantor) shall be excluded to the extent that the declaration or payment of dividends or similar distributions by such Restricted Subsidiary of its Net Income is not at the date of determination permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restrictions with respect to the payment of dividends or similar distributions have been legally waived; provided that the Consolidated Net Income of such Person shall be increased by the amount of dividends or other distributions or other payments actually paid in cash (or converted into cash) by any such Restricted Subsidiary to such Person, to the extent not already included therein;

(9)	an amount equal to the amount of Permitted Tax Distributions actually made to any parent or equity holder of such Person in respect of such period in accordance with clause (12) of the second paragraph under “—Certain Covenants—Limitation on Restricted Payments” shall be included as though such amounts had been paid as income taxes directly by such Person for such period;

(10)	any impairment charges or asset write-offs, in each case pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded;

(11)	any non-cash expense realized or resulting from stock option plans, employee benefit plans or post-employment benefit plans, or grants or sales of stock, stock appreciation or similar rights, stock options, restricted stock, preferred stock or other rights shall be excluded;

(12)	any (a) one-time non-cash compensation charges, (b) costs and expenses after the Issue Date related to employment of terminated employees, or (c) costs or expenses realized in connection with or resulting from stock appreciation or similar rights, stock options or other rights existing on the Issue Date of officers, directors and employees, in each case of such Person or any of its Restricted Subsidiaries, shall be excluded;

(13)	accruals and reserves that are established or adjusted within 12 months after the Issue Date and that are so required to be established or adjusted in accordance with GAAP or as a result of adoption or modification of accounting policies shall be excluded;

(14)	solely for purposes of calculating EBITDA, (a) the Net Income of any Person and its Restricted Subsidiaries shall be calculated without deducting the income attributable to, or adding the losses attributable to, the minority equity interests of third parties in any non-Wholly Owned Restricted Subsidiary except to the extent of dividends declared or paid in respect of such period or any prior period on the shares of Capital Stock of such Restricted Subsidiary held by such third parties and (b) any ordinary course dividend, distribution or other payment paid in cash and received from any Person in excess of amounts included in clause (7) above shall be included;

(15)	(a)(i) the non-cash portion of “straight-line” rent expense shall be excluded and (ii) the cash portion of “straight-line” rent expense which exceeds the amount expensed in respect of such rent expense shall be included and (b) non-cash gains, losses, income and expenses resulting from fair value accounting required by the applicable standard under GAAP and related interpretations shall be excluded;

(16)	any currency translation gains and losses related to currency remeasurements of Indebtedness, and any net loss or gain resulting from hedging transactions for currency exchange risk, shall be excluded; and

(17)	to the extent covered by insurance and actually reimbursed, or, so long as such Person has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is (a) not denied by the applicable carrier in writing within 180 days and (b) in fact reimbursed within 365 days of the date of such evidence (with a deduction for any amount so added back to the extent not so reimbursed within 365 days), expenses with respect to liability or casualty events or business interruption shall be excluded.

Notwithstanding the foregoing, for the purpose of the covenant described under “—Certain Covenants—Limitation on Restricted Payments” only, there shall be excluded from Consolidated Net Income any dividends, repayments of loans or advances or other transfers of assets from Unrestricted Subsidiaries of the Issuer or a Restricted Subsidiary of the Issuer to the extent such dividends, repayments or transfers increase the amount of Restricted Payments permitted under such covenant pursuant to clauses (4) and (5) of the definition of Cumulative Credit contained therein.

“Consolidated Non-cash Charges” means, with respect to any Person for any period, the non-cash expenses (other than Consolidated Depreciation and Amortization Expense) of such Person and its Restricted Subsidiaries reducing Consolidated Net Income of such Person for such period on a consolidated basis and otherwise determined in accordance with GAAP, provided that if any such non-cash expenses represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall be subtracted from EBITDA in such future period to the extent paid, but excluding from this proviso, for the avoidance of doubt, amortization of a prepaid cash item that was paid in a prior period.

“Consolidated Taxes” means, with respect to any Person for any period, the provision for taxes based on income, profits or capital, including, without limitation, state, franchise, property and similar taxes, foreign withholding taxes (including penalties and interest related to such taxes or arising from tax examinations) and any Permitted Tax Distributions taken into account in calculating Consolidated Net Income.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent:

(1)	to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2)	to advance or supply funds:

(a)	for the purchase or payment of any such primary obligation; or

(b)	to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3)	to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlling Secured Parties” means, with respect to any Common Collateral, the Series of First Lien Secured Parties whose Authorized Representative is the Applicable Authorized Representative for such Common Collateral.

“Credit Agreement” means (i) the credit agreement, entered into in connection with the consummation of the Refinancing Transactions, among the Issuer, the Subsidiary Guarantors, the financial institutions named therein, and Nordea Bank Norge ASA, as Administrative Agent and First Lien Collateral Agent, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof and (ii) whether or not the credit agreement referred to in clause (i) remains outstanding, if designated by the Issuer to be included in the definition of “Credit Agreement,” one or more (A) debt facilities or commercial paper facilities, providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to lenders or to special purpose entities formed to borrow from lenders against such receivables) or letters of credit, (B) debt securities, indentures or other forms of debt financing (including convertible or exchangeable debt instruments or bank guarantees or bankers’ acceptances), or (C) instruments or agreements evidencing any other Indebtedness, in each case, with the same or different borrowers or issuers and, in each case, as amended, supplemented, modified, extended, restructured, renewed, refinanced, restated, replaced or refunded in whole or in part from time to time.

“Credit Agreement Agent” has the meaning given to such term in the Intercreditor Agreement.

“Credit Agreement Documents” means the collective reference to any Credit Agreement, any notes issued pursuant thereto and the guarantees thereof, and the collateral documents relating thereto, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified, in whole or in part, from time to time.

“Credit Agreement Indebtedness” means any and all amounts payable under or in respect the Credit Agreement and the other Credit Agreement Documents, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Credit Agreement Secured Parties” means, collectively, (i) the lenders under the Credit Agreement and (ii) the lenders under any Hedging Obligations secured by the Collateral.

“Default” means any event which is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-cash Consideration” means the Fair Market Value (as determined in good faith by the Issuer) of non-cash consideration received by the Issuer or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of Cash Equivalents received in connection with a subsequent sale of such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent of the Issuer (other than Disqualified Stock), that is issued for cash (other than to the Issuer or any of its Subsidiaries or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate, on the issuance date thereof.

“Discharge of Credit Agreement Obligations” means, with respect to any Common Collateral, the date on which the Credit Agreement Obligations are no longer secured by such Common Collateral; provided that the Discharge of Credit Agreement Obligations shall not be deemed to have occurred in connection with a refinancing of such Credit Agreement Obligations with additional Common Collateral First Priority Lien Obligations secured by such Common Collateral under an agreement relating to Additional Common Collateral First Priority Lien Obligations which has been designated in writing by the administrative agent under the Credit Agreement so refinanced to the First Lien Collateral Agent and each other Authorized Representative as the Credit Agreement for purposes of the Intercreditor Agreement.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is redeemable or exchangeable), or upon the happening of any event:

(1)	matures or is mandatorily redeemable, pursuant to a sinking fund obligation or otherwise (other than as a result of a change of control or asset sale),

(2)	is convertible or exchangeable for Indebtedness or Disqualified Stock of such Person, or

(3)	is redeemable at the option of the holder thereof, in whole or in part (other than solely as a result of a change of control or asset sale), in each case prior to 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date shall be deemed to be Disqualified Stock; provided, further, however, that if such Capital Stock is issued to any employee or to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer in order to satisfy applicable statutory or regulatory obligations or as a result of such employee’s termination, death or disability; provided, further, that any class of Capital Stock of such Person that by its terms authorizes such Person to satisfy its obligations thereunder by delivery of Capital Stock that is not Disqualified Stock shall not be deemed to be Disqualified Stock.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period plus, without duplication, to the extent the same was deducted in calculating Consolidated Net Income:

(1)	Consolidated Taxes; plus

(2)	Fixed Charges; plus

(3)	Consolidated Depreciation and Amortization Expense; plus

(4)	Consolidated Non-cash Charges; plus

(5)	any expenses or charges (other than Consolidated Depreciation or Amortization Expense) related to any issuance of Equity Interests, Investment, acquisition, disposition, recapitalization or the incurrence or repayment of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) such fees, expenses or charges related to the offering of the Notes, the Refinancing Transactions and the Bank Indebtedness, (ii) any amendment or other modification of the Notes or other Indebtedness, (iii) any additional interest in respect of the Notes and (iv) commissions, discounts, yield and other fees and charges (including any interest expense) related to any Qualified Receivables Financing; plus

(6)	business optimization expenses and other restructuring charges, reserves or expenses (which, for the avoidance of doubt, shall include, without limitation, the effect of inventory optimization programs, facility consolidations, retention, systems establishment costs, contract termination costs, future lease commitments and excess pension charges); plus

(7)	the amount of management, monitoring, consulting, transaction and advisory fees and related expenses paid to the Sponsors (or any accruals relating to such fees and related expenses) during such period to the extent otherwise permitted by the covenant described under “—Certain Covenants—Transactions with Affiliates”; plus

(8)	the amount of loss on sale of receivables and related assets to a Receivables Subsidiary in connection with a Qualified Receivables Financing; plus

(9)	any costs or expense incurred pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement, to the extent that such cost or expenses are funded with cash proceeds contributed to the capital of the Issuer or a Subsidiary Guarantor or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock) solely to the extent that such net cash proceeds are excluded from the calculation of the Cumulative Credit; plus

(10)	Pre-Launch Expenses; less, without duplication,

(11)	non-cash items increasing Consolidated Net Income for such period (excluding the recognition of deferred revenue or any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges that reduced EBITDA in any prior period and any items for which cash was received in a prior period).

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

“Equity Offering” means any public or private sale after the Issue Date of common stock or Preferred Stock of the Issuer or any direct or indirect parent of the Issuer, as applicable (other than Disqualified Stock), other than:

(1)	public offerings with respect to the Issuer’s or such direct or indirect parent’s common stock registered on Form S-4 or Form S-8;

(2)	issuances to any Subsidiary of the Issuer; and

(3)	any such public or private sale that constitutes an Excluded Contribution.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Notes” means the additional Notes issued as contemplated by the Registration Rights Agreement.

“Excluded Collateral” means (i) any cash collateral held by the Credit Agreement Secured Parties to secure Obligations under the Credit Agreement in respect of letters of credit or banker’s acceptances or secured Hedging Obligations and (ii) to the extent not included as collateral under the relevant other First Lien Documents, any equity interests (including any shares of capital stock of any Subsidiary Guarantor or any other Subsidiary of the Issuer.

“Excluded Contributions” means the Cash Equivalents or other assets (valued at their Fair Market Value as determined in good faith by senior management or the Board of Directors of the Issuer) received by the Issuer after the Issue Date from:

(1)	contributions to its common equity capital, and

(2)	the sale (other than to a Subsidiary of the Issuer or to any Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer, in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by an Officer of the Issuer on or promptly after the date such capital contributions are made or the date such Capital Stock is sold, as the case may be.

“Existing Senior Unsecured Notes” means the Issuer’s 10  5/8% Senior Notes due 2014 issued under the Existing Notes Indenture dated December 24, 2008.

“Existing Notes Indenture” means the indenture dated July 15, 2004, between the Issuer and JPMorgan Chase Bank, N.A., as Indenture Trustee with respect to $250 million 10  5/8% Senior Notes due 2014.

“F3 Facility” means the €662,905,320 Secured Loan Agreement dated September 22, 2007, as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Fair Market Value” means, with respect to any asset or property, the price which could be negotiated in an arm’s-length transaction, for cash, between a willing seller and a willing and able buyer, neither of whom is under undue pressure or compulsion to complete the transaction.

“First Lien Collateral Agent” shall mean Nordea Bank Norge ASA in its capacity as administrative agent and collateral agent for the lenders and other secured parties under the Credit Agreement and the other First Lien Documents and in its capacity as collateral agent for the New First Lien Secured Parties, together with its successors and permitted assigns under the Credit Agreement, the Indenture and the First Lien Documents exercising substantially the same rights and powers; and in each case provided that if such First Lien Collateral Agent is not Nordea Bank Norge ASA such First Lien Collateral Agent shall have become a party to the Intercreditor Agreement and the other applicable First Lien Security Documents.

“First Lien Documents” means the credit, guarantee and security documents governing the New Common Collateral First Priority Lien Obligations, including, without limitation, the Indenture and the First Lien Security Documents.

“First Lien Secured Parties” means (a) the “Secured Parties,” as defined in the Credit Agreement, (b) the New First Lien Secured Parties and (c) any Additional First Lien Secured Parties.

“First Lien Security Documents” means the Security Documents and any other agreement, document or instrument pursuant to which a Lien is granted or purported to be granted securing New Common Collateral First

Priority Lien Obligations or under which rights or remedies with respect to such Liens are governed, in each case to the extent relating to the collateral securing the New Common Collateral First Priority Lien Obligations.

“First Priority Lien Obligations” means (i) all Common Collateral First Priority Lien Obligations and (ii) all Non-Collateral Priority Lien Obligations.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges (other than Fixed Charges in respect of Qualified Non-Recourse Debt) of such Person for such period. In the event that the Issuer or any of its Restricted Subsidiaries Incurs, repays, repurchases or redeems any Indebtedness (other than in the case of revolving credit borrowings or revolving advances under any Qualified Receivables Financing, in which case interest expense shall be computed based upon the average daily balance of such Indebtedness during the applicable period) or issues, repurchases or redeems Disqualified Stock or Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such Incurrence, repayment, repurchase or redemption of Indebtedness, or such issuance, repurchase or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, amalgamations, consolidations and discontinued operations (as determined in accordance with GAAP), in each case with respect to an operating unit of a business, and any operational changes that the Issuer or any of its Restricted Subsidiaries has determined to make and/or made during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, amalgamations, consolidations, discontinued operations and operational changes (and the change of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged with or into the Issuer or any Restricted Subsidiary since the beginning of such period shall have made any Investment, acquisition, disposition, merger, consolidation, amalgamation, discontinued operation or operational change, in each case with respect to an operating unit of a business, that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, discontinued operation, merger, amalgamation, consolidation or operational change had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to any event, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer. Any such pro forma calculation may include adjustments appropriate, in the reasonable good faith determination of the Issuer as set forth in an Officer’s Certificate, to reflect (1) operating expense reductions and other operating improvements or synergies (x) reasonably expected to result from the applicable event and (y) that are expected to be realized within 12 months from the date of the transaction giving rise to the calculation, and (2) all adjustments of the nature used in connection with the calculation of “Adjusted EBITDA” as set forth as set forth in footnote 11 to the “Summary Historical Consolidated Financial and Operating Data” under “Offering Memorandum Summary” in the Offering Memorandum to the extent such adjustments, without duplication, continue to be applicable to such four-quarter period.

If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness if such Hedging Obligation has a remaining term in excess of 12 months). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the

Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

For purposes of this definition, any amount in a currency other than U.S. dollars will be converted to U.S. dollars based on the average exchange rate for such currency for the most recent twelve month period immediately prior to the date of determination in a manner consistent with that used in calculating EBITDA for the applicable period.

“Fixed Charges” means, with respect to any Person for any period, the sum, without duplication, of:

(1)	Consolidated Interest Expense of such Person for such period, and

(2)	all cash dividend payments (excluding items eliminated in consolidation) on any series of Preferred Stock or Disqualified Stock of such Person and its Restricted Subsidiaries.

“GAAP” means generally accepted accounting principles in the United States set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issue Date. For the purposes of the Indenture, the term “consolidated” with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary, but the interest of such Person in an Unrestricted Subsidiary will be accounted for as an Investment.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under:

(1)	currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements; and

(2)	other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

“holder” or “noteholder” means the Person in whose name a Note is registered on the Registrar’s books.

“Impairment” means, with respect to any Common Collateral First Priority Lien Obligations, (i) any determination by a court of competent jurisdiction that (x) any of the Common Collateral First Priority Lien Obligations of such Series are unenforceable under applicable law or are subordinated to any other obligations (other than another Series of Common Collateral First Priority Lien Obligations), (y) any of the Common Collateral First Priority Lien Obligations of such Series do not have an enforceable security interest in any of the Collateral securing any other Series of Common Collateral First Priority Lien Obligations and/or (z) any intervening security interest exists securing any other obligations (other than another Series of Common Collateral First Priority Lien Obligations) on a basis ranking prior to the security interest of such Series of Common Collateral First Priority Lien Obligations but junior to the security interest of any other Series of Common Collateral First Priority Lien Obligations or (ii) the existence of any Collateral for any other Series of Common Collateral First Priority Lien Obligations that is not Common Collateral.

“Incur” means issue, assume, guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such person becomes a Subsidiary (whether by merger, amalgamation, consolidation, acquisition or otherwise) shall be deemed to be Incurred by such Person at the time it becomes a Subsidiary.

“Indebtedness” means, with respect to any Person:

(1)	the principal and premium (if any) of any indebtedness of such Person, whether or not contingent, (a) in respect of borrowed money, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof), (c) representing the deferred and unpaid purchase price of any property (except any such balance that (i) constitutes a trade payable or similar obligation to a trade creditor Incurred in the ordinary course of business, (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and (iii) liabilities accrued in the ordinary course of business), which purchase price is due more than six months after the date of placing the property in service or taking delivery and title thereto, (d) in respect of Capitalized Lease Obligations, or (e) representing any Hedging Obligations, if and to the extent that any of the foregoing indebtedness (other than letters of credit and Hedging Obligations) would appear as a liability on a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP;

(2)	to the extent not otherwise included, any obligation of such Person to be liable for, or to pay, as obligor, guarantor or otherwise, the obligations referred to in clause (1) of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business); and

(3)	to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); provided, however, that the amount of such Indebtedness will be the lesser of: (a) the Fair Market Value (as determined in good faith by the Issuer) of such asset at such date of determination, and (b) the amount of such Indebtedness of such other Person; provided, however, that notwithstanding the foregoing, Indebtedness shall be deemed not to include (1) Contingent Obligations incurred in the ordinary course of business and not in respect of borrowed money; (2) deferred or prepaid revenues; (3) purchase price holdbacks in respect of a portion of the purchase price of an asset to satisfy warranty or other unperformed obligations of the respective seller; or (4) Obligations under or in respect of Qualified Receivables Financing.

Notwithstanding anything in the Indenture to the contrary, Indebtedness shall not include, and shall be calculated without giving effect to, the effects of Statement of Financial Accounting Standards No. 133 and related interpretations to the extent such effects would otherwise increase or decrease an amount of Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness; and any such amounts that would have constituted Indebtedness under the Indenture but for the application of this sentence shall not be deemed an Incurrence of Indebtedness under the Indenture.

“Independent Financial Advisor” means an accounting, appraisal or investment banking firm or consultant, in each case of nationally recognized standing, that is, in the good faith determination of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB-(or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investment Grade Securities” means:

(1)	securities issued or directly and fully guaranteed or insured by the U.S. government or any agency or instrumentality thereof (other than Cash Equivalents),

(2)	securities that have a rating equal to or higher than Baa3 (or equivalent) by Moody’s and BBB-(or equivalent) by S&P, but excluding any debt securities or loans or advances between and among the Issuer and its Subsidiaries,

(3)	investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) which fund may also hold immaterial amounts of cash pending investment and/or distribution, and

(4)	corresponding instruments in countries other than the United States customarily utilized for high quality investments and in each case with maturities not exceeding two years from the date of acquisition.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, trade credit and advances to customers and commission, travel and similar advances to officers, employees and consultants made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “—Certain Covenants—Limitation on Restricted Payments”:

(1)	“Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary equal to an amount (if positive) equal to:

(a)	the Issuer’s “Investment” in such Subsidiary at the time of such redesignation less

(b)	the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the Fair Market Value (as determined in good faith by the Issuer) of the net assets of such Subsidiary at the time of such redesignation; and

(2)	any property transferred to or from an Unrestricted Subsidiary shall be valued at its Fair Market Value (as determined in good faith by the Issuer) at the time of such transfer, in each case as determined in good faith by the Board of Directors of the Issuer.

“Issue Date” means the date on which the Notes were originally issued.

“Junior Lien Obligations” means the Obligations with respect to other Indebtedness permitted to be incurred under the Indenture, which is by its terms intended to be secured by the Common Collateral on a basis junior to Common Collateral First Priority Lien Obligations; provided such Lien is permitted to be incurred under the Indenture.

“Lien” means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or similar encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); provided that in no event shall an operating lease be deemed to constitute a Lien.

“Loan-to-Value Ratio” means, at any time, the ratio of (i) the then outstanding principal amount (including the full amount of any revolving commitments even if undrawn) of the Common Collateral First Priority Lien Obligations (other than Hedging Obligations junior in right of payment to the Notes pursuant to the terms of the

Intercreditor Agreement) at such time to (ii) the aggregate Appraised Value of all Mortgaged Vessels which have not been sold, transferred, lost or otherwise disposed plus the aggregate Fair Market Value of any other Collateral, provided if the Fair Market Value of any item (or group of the same items) of any such other Collateral (other than all earnings and proceeds of insurance relating to the Mortgaged Vessels and the Mortgaged Vessel Operations Agreements) shall exceed $100 million, an Officer’s Certificate shall be delivered to the Trustee certifying the basis of such valuation.

“Management Group” means the group consisting of the directors, executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as the case may be, on the Issue Date together with (1) any new directors whose election by such boards of directors or whose nomination for election by the shareholders of the Issuer or any direct or indirect parent of the Issuer, as applicable, was approved by a vote of a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable, then still in office who were either directors on the Issue Date or whose election or nomination was previously so approved and (2) executive officers and other management personnel of the Issuer or any direct or indirect parent of the Issuer, as applicable, hired at a time when the directors on the Issue Date together with the directors so approved constituted a majority of the directors of the Issuer or any direct or indirect parent of the Issuer, as applicable.

“Moody’s” means Moody’s Investors Service, Inc. or any successor to the rating agency business thereof.

“Mortgaged Vessel” means each of the NORWEGIAN SUN, the NORWEGIAN DAWN, the NORWEGIAN SPIRIT, the NORWEGIAN STAR and any additional Vessels added from time to time as Collateral and, in each case, all appurtenances thereto.

“Mortgaged Vessel Operations Agreements” means the Management Agreements (as such term is defined in the Credit Agreement).

“NCLC Group Credit Facilities” means the €624,000,000 Revolving Loan Facility Agreement dated as of October 7, 2005; the €258,000,000 Secured Loan Agreement dated April 4, 2003; the €40,000,000 Commercial Loan dated April 4, 2003; the $334,050,000 Secured Loan Agreement dated April 20, 2004; the €308,130,000 Secured Loan Agreement dated April 20, 2004; and the F3 Facility, each as amended, restated, supplemented, waived, replaced (whether or not upon termination, and whether with the original lenders or otherwise), restructured, repaid, refunded, refinanced or otherwise modified from time to time, including any agreement or indenture extending the maturity thereof, refinancing, replacing or otherwise restructuring all or any portion of the Indebtedness under such agreement or agreements or indenture or indentures or any successor or replacement agreement or agreements or indenture or indentures or increasing the amount loaned or issued thereunder or altering the maturity thereof.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received in respect of or upon the sale or other disposition of any Designated Non-cash Consideration received in any Asset Sale and any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding the assumption by the acquiring person of Indebtedness relating to the disposed assets or other consideration received in any other non-cash form), net of the direct costs relating to such Asset Sale and the sale or disposition of such Designated Non-cash Consideration (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), and any relocation expenses Incurred as a result thereof, taxes paid or payable as a result thereof (including Permitted Tax Distributions and after taking into account any available tax credits or deductions and any tax sharing arrangements related thereto), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than pursuant to the second paragraph of the covenant described under “—Certain Covenants—Asset Sales”) to be paid as a result of such transaction, all expenditures incurred to inspect, repair or modify a Vessel and bring such Vessel to the condition and place of delivery in connection with the sale of such Vessel as may be specified in the related purchase and sale agreement or otherwise as the Board of Directors of the Issuer shall determine as advisable in connection with such sale, and any deduction of appropriate amounts to be provided by the Issuer as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Issuer after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“New Common Collateral First Priority Lien Obligations” means all advances to, and debts, liabilities, obligations, covenants and duties of, the Issuer or any Subsidiary Guarantor arising under the Indenture and any other First Lien Documents, whether or not direct or indirect (including those acquired by assumption), absolute or contingent, due or to become due, now existing or hereafter arising and including interest and fees that accrue after the commencement by or against the Issuer, any Subsidiary Guarantor or any Affiliate thereof of any proceeding in bankruptcy or insolvency law naming such Person as the debtor in such proceeding, regardless of whether such interest and fees are allowed claims in such proceeding.

“New First Lien Secured Parties” means, at any relevant time, the holders of New Common Collateral First Priority Lien Obligations at such time, including without limitation the Trustee and the holders of the Notes (including the holders of any Additional Notes subsequently issued under and in compliance with the terms of the Indenture).

“New Vessel Aggregate Secured Debt Cap” means the sum of each of the New Vessel Secured Debt Caps (with such New Vessel Aggregate Secured Debt Cap to be expressed as the sum of the euro and U.S. Dollar denominations of the New Vessel Secured Debt Caps reflected in this New Vessel Aggregate Secured Debt Cap).

“New Vessel Financing” means any financing arrangement entered into by any New Vessel Subsidiary in connection with any acquisition of one or more Vessels, which, for the avoidance of doubt, does not include the F3 Facility.

“New Vessel Secured Debt Cap” means, in respect of a New Vessel Financing, 80% of the contract price for the acquisition and any other Ready for Sea Cost of the related Vessel (and 100% of any related export credit insurance premium), expressed in euros or U.S. dollars, as the case may be.

“New Vessel Subsidiary” means any Subsidiary of the Issuer that is formed for the purpose of acquiring one or more Vessels.

“Non-Collateral Priority Lien Obligations” means (i) all Bank Indebtedness secured by Permitted Liens (to the extent not secured by Collateral) and (ii) all other Obligations (to the extent not secured by Collateral) of the Issuer or any of its Restricted Subsidiaries in respect of Obligations in respect of cash management services in each case owing to a Person that is a holder of Indebtedness specified in clauses (i) above or an Affiliate of such holder at the time of entry into such Obligations in respect of cash management services.

“Non-Controlling Authorized Representative Termination Date” means the date which is 180 days after the Non-Controlling Authorized Representative Enforcement Date, provided that the Non-Controlling Authorized Representative Termination Date shall be stayed and shall not occur and shall be deemed not to occur with respect to any Common Collateral (1) at any time the First Lien Collateral Agent (acting on instructions of the Major Non-controlling Authorized Representative) has commenced and is diligently pursuing an enforcement action with respect to Common Collateral or (2) at any time the Issuer or any Restricted Subsidiary that has granted a security interest in such Common Collateral is then a debtor under or with respect to (or otherwise subject to) any insolvency or liquidation proceeding.

“Non-Controlling Secured Parties” means, with respect to any Common Collateral, the First Lien Secured Parties which are not Controlling Secured Parties with respect to such Common Collateral.

“Notes Obligations” means Obligations in respect of the Notes, the Subsidiary Guarantees, the Indenture and the Security Documents, including, for the avoidance of doubt, Obligations in respect of Exchange Notes and guarantees thereof.

“NORWEGIAN DAWN” means the Vessel NORWEGIAN DAWN, IMO number 9195169, as such name and IMO number is changed from time to time.

“NORWEGIAN SPIRIT” means the Vessel NORWEGIAN SPIRIT, IMO number 9141065, as such name and IMO number is changed from time to time.

“NORWEGIAN STAR” means the Vessel NORWEGIAN STAR, IMO number 9195157, as such name and IMO number is changed from time to time.

“NORWEGIAN SUN” means the Vessel NORWEGIAN SUN, IMO number 9218131, as such name and IMO number is changed from time to time.

“Obligations” means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and bankers’ acceptances), damages and other liabilities payable under the documentation governing any Indebtedness; provided that Obligations with respect to the Notes shall not include fees or indemnifications in favor of the Trustee and other third parties other than the holders of the Notes.

“Offering Memorandum” means the confidential offering memorandum, dated November 4, 2009, relating to the issuance of the Old Notes.

“Officer” means the Chairman of the Board, Chief Executive Officer, Chief Financial Officer, President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, which meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Pari Passu Indebtedness” means:

(1)	with respect to the Issuer, the Notes and any Indebtedness which ranks pari passu in right of payment to the Notes; and

(2)	with respect to any Subsidiary Guarantor, its Subsidiary Guarantee and any Indebtedness which ranks pari passu in right of payment to such Subsidiary Guarantor’s Subsidiary Guarantee.

“Permitted Holders” means, at any time, each of (i) the Sponsors, (ii) the Management Group, (iii) any Person that has no material assets other than the Capital Stock of the Issuer and, directly or indirectly, holds or acquires 100% of the total voting power of the Voting Stock of the Issuer, and of which no other Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), other than any of the other Permitted Holders specified in clauses (i) and (ii) above, holds more than 50% of the total voting power of the Voting Stock thereof and (iv) any group (within the meaning of Section 13(d)(3) or

Section 14(d)(2) of the Exchange Act, or any successor provision) the members of which include any of the Permitted Holders specified in clauses (i) and (ii) above and that, directly or indirectly, hold or acquire beneficial ownership of the Voting Stock of the Issuer (a “Permitted Holder Group”), so long as (1) each member of the Permitted Holder Group has voting rights proportional to the percentage of ownership interests held or acquired by such member and (2) no Person or other “group” (other than Permitted Holders specified in clauses (i) and (ii) above) beneficially owns more than 50% on a fully diluted basis of the Voting Stock held by the Permitted Holder Group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investments” means:

(1)	any Investment in the Issuer or any Restricted Subsidiary;

(2)	any Investment in Cash Equivalents or Investment Grade Securities;

(3)	any Investment by the Issuer or any Restricted Subsidiary of the Issuer in a Person if as a result of such Investment (a) such Person becomes a Restricted Subsidiary of the Issuer, or (b) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys all or substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary of the Issuer;

(4)	any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of “—Certain Covenants—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5)	any Investment existing on, or made pursuant to binding commitments existing on, the Issue Date or an Investment consisting of any extension, modification or renewal of any Investment existing on the Issue Date; provided that the amount of any such Investment may be increased (x) as required by the terms of such Investment as in existence on the Issue Date or (y) as otherwise permitted under the Indenture;

(6)	advances to employees, taken together with all other advances made pursuant to this clause (6), not to exceed $10 million at any one time outstanding;

(7)	any Investment acquired by the Issuer or any of its Restricted Subsidiaries (a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable, or (b) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)	Hedging Obligations permitted under clause (j) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(9)	any Investment by the Issuer or any of its Restricted Subsidiaries in a Similar Business having an aggregate Fair Market Value (as determined in good faith by the Issuer), taken together with all other Investments made pursuant to this clause (9) that are at that time outstanding, not to exceed the greater of (x) $150 million and (y) 3% of Total Assets at the time of such Investment (with the Fair Market Value of each Investment being measured at the time made and without giving effect to subsequent changes in value); provided, however, that if any Investment pursuant to this clause (9) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (9) for so long as such Person continues to be a Restricted Subsidiary;

(10)	[Reserved]

(11)	loans and advances to officers, directors or employees for business-related travel expenses, moving expenses and other similar expenses, in each case Incurred in the ordinary course of business or consistent with past practice or to fund such person’s purchase of Equity Interests of the Issuer or any direct or indirect parent of the Issuer;

(12)	Investments the payment for which consists of Equity Interests of the Issuer (other than Disqualified Stock) or any direct or indirect parent of the Issuer, as applicable; provided, however, that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the definition of Cumulative Credit contained in “—Certain Covenants—Limitation on Restricted Payments”;

(13)	any transaction to the extent it constitutes an Investment that is permitted by and made in accordance with the provisions of the second paragraph of the covenant described under “—Certain Covenants— Transactions with Affiliates” (except transactions described in clauses (2), (6), (7), and (11)(b) of such paragraph);

(14)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(15)	guarantees issued in accordance with the covenants described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Certain Covenants—Future Subsidiary Guarantors,” including, without limitation, any guarantee or other obligation issued or incurred under the Credit Agreement in connection with any letter of credit issued for the account of the Issuer or any of its Subsidiaries (including with respect to the issuance of, or payments in respect of drawings under, such letters of credit);

(16)	Investments consisting of or to finance purchases and acquisitions of inventory, supplies, materials, services or equipment or purchases of contract rights or licenses or leases of intellectual property;

(17)	any Investment in a Receivables Subsidiary or any Investment by a Receivables Subsidiary in any other Person in connection with a Qualified Receivables Financing, including Investments of funds held in accounts permitted or required by the arrangements governing such Qualified Receivables Financing or any related Indebtedness;

(18)	any Investment in an entity or purchase of a business or assets in each case owned (or previously owned) by a customer of a Restricted Subsidiary as a condition or in connection with such customer (or any member of such customer’s group) contracting with a Restricted Subsidiary, in each case in the ordinary course of business;

(19)	any Investment in an entity which is not a Restricted Subsidiary to which a Restricted Subsidiary sells accounts receivable pursuant to a Receivable Financing;

(20)	additional Investments in joint ventures not to exceed at any one time in the aggregate outstanding under this clause (20), $25 million; provided, however, that if any Investment pursuant to this clause (20) is made in any Person that is not a Restricted Subsidiary of the Issuer at the date of the making of such Investment and such Person becomes a Restricted Subsidiary of the Issuer after such date, such Investment shall thereafter be deemed to have been made pursuant to clause (1) above and shall cease to have been made pursuant to this clause (20) for so long as such Person continues to be a Restricted Subsidiary;

(21)	Investments of a Restricted Subsidiary of the Issuer acquired after the Issue Date or of an entity merged into, amalgamated with, or consolidated with the Issuer or a Restricted Subsidiary of the Issuer in a transaction that is not prohibited by the covenant described under “Certain Covenants—Merger, Amalgamation, Consolidation or Sale of All or Substantially All Assets” after the Issue Date to the extent that such Investments were not made in contemplation of such acquisition, merger, amalgamation or consolidation and were in existence on the date of such acquisition, merger, amalgamation or consolidation; and

(22)	any Investment in any Subsidiary of the Issuer or any joint venture in connection with intercompany cash management arrangements or related activities arising in the ordinary course of business.

“Permitted Jurisdictions” means (i) any state of the United States, the District of Columbia or any territory of the United States, (ii) Bermuda, (iii) the Bahamas, (iv) the Isle of Man, (v) Panama, (vi) Liberia, (vii) the Marshall Islands, or (viii) any other jurisdiction approved by the First Lien Collateral Agent.

“Permitted Liens” means, with respect to any Person:

(1)	pledges or deposits by such Person under workmen’s compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case Incurred in the ordinary course of business;

(2)	Liens imposed by law, such as landlord’s, carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s, construction or other like Liens arising in the ordinary course of business and securing obligations that are not overdue by more than 30 days or that are being contested in good faith by appropriate proceedings and in respect of which, if applicable, the Issuer or any Restricted Subsidiary shall have set aside on its books reserves in accordance with GAAP; and with respect to the Vessels: (i) Liens fully covered (in excess of customary deductibles) by valid policies of insurance, (ii) Liens for master’s and crew’s wages on the current voyage, if not yet due and payable, (iii) Liens for trade debt incurred in the ordinary course of business over a period not exceeding thirty (30) days and not by its terms overdue, and (iv) Liens for general average and salvage, including contract salvage, and provided that (x) Permitted Liens shall not include any Liens described in clauses (i) through (iv) of this paragraph unless such Liens are subordinate to the Liens created under the applicable Vessel Mortgage, or constitute maritime liens that would in any event be entitled to priority over the applicable Vessel Mortgage under applicable law;

(3)	Liens for taxes, assessments or other governmental charges (i) that are not yet due or payable or (ii) which are being contested in good faith by appropriate proceedings that have the effect of preventing the forfeiture or sale of the property subject to any such Lien and for which adequate reserves are being maintained to the extent required by GAAP;

(4)	Liens in favor of issuers of performance and surety bonds or bid bonds or with respect to other regulatory requirements or letters of credit issued pursuant to the request of and for the account of such Person in the ordinary course of its business (including as required by the U.S. Federal Maritime Commission or other similar U.S. or foreign government authority);

(5)	minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, licenses, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not Incurred in connection with Indebtedness and which do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(6)	Liens on assets (other than Collateral) of Issuer or a Restricted Subsidiary that is not a Subsidiary Guarantor securing Indebtedness of such Restricted Subsidiary or the Issuer permitted to be Incurred pursuant to the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(7)

Liens on Collateral securing Indebtedness Incurred under the Credit Agreement in an aggregate principal amount not to exceed $750 million (less any permanent reduction of lending commitments under any Common Collateral First Priority Lien Obligations as a result of the application of the Net Proceeds of Asset Sales of Collateral in accordance with clause (1)(a) of the second paragraph under

“—Certain Covenants—Asset Sales”); provided that, with respect to Liens permitted under this clause (7), the Notes and/or Subsidiary Guarantees are secured by Liens on the assets subject to such Liens on at least a pari passu basis, with the priority and subject to intercreditor arrangements, in each case no less favorable to the holders of the Notes than those described under “—Security for the Notes and Subsidiary Guarantees” above;

(8)	Liens on Collateral securing Hedging Obligations entered into with the lenders or their Affiliates under the Credit Agreement; provided that, with respect to Liens permitted under this clause (8), the Notes and/or Subsidiary Guarantees are secured by Liens on the assets subject to such Liens on at least a pari passu basis, with the priority and subject to intercreditor arrangements, in each case no less favorable to the holders of the Notes than those described under “—Security for the Notes and Subsidiary Guarantees” above;

(9)	Liens securing the Notes issued on the Issue Date (or Exchange Notes) and Notes Obligations in respect thereof;

(10)	Liens on Collateral securing Common Collateral First Priority Lien Obligations in an aggregate principal amount not to exceed the maximum principal amount of Indebtedness that, as of the date such Indebtedness was Incurred, and after giving effect to the Incurrence of such Indebtedness and the application of proceeds therefrom on such date, would not cause the Loan-to-Value Ratio to exceed 75%; provided that, with respect to Liens permitted under this clause (10), the Notes and/or Subsidiary Guarantees are secured by Liens on the assets subject to such Liens on at least a pari passu basis, with the priority and subject to intercreditor arrangements, in each case no less favorable to the holders of the Notes than those described under “—Security for the Notes and Subsidiary Guarantees” above;

(11)	Liens (not on Collateral) securing Indebtedness permitted to be Incurred pursuant to clause (c) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Lien extends only to the assets and/or Capital Stock, the acquisition, lease, construction, repair, replacement or improvement of which is financed thereby and any proceeds or products thereof;

(12)	Liens existing on the Issue Date (other than Liens in favor of the lenders under the Credit Agreement);

(13)	Liens on assets, property or shares of stock other than Collateral of a Person at the time such Person becomes a Subsidiary; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary;

(14)	Liens on assets or property other than Collateral at the time the Issuer or a Restricted Subsidiary of the Issuer acquired the assets or property, including any acquisition by means of a merger, amalgamation or consolidation with or into the Issuer or any Restricted Subsidiary of the Issuer; provided, however, that such Liens are not created or Incurred in connection with, or in contemplation of, such acquisition; provided, further, however, that the Liens may not extend to any other property owned by the Issuer or any Restricted Subsidiary of the Issuer;

(15)	Liens (not on Collateral) securing Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary of the Issuer permitted to be Incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(16)	Liens (not on Collateral) securing Hedging Obligations not incurred in violation of the Indenture; provided that with respect to Hedging Obligations relating to Indebtedness, such Lien extends only to the property securing such Indebtedness;

(17)	Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(18)	leases and subleases of real property which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries;

(19)	Liens arising from Uniform Commercial Code financing statement filings regarding operating leases entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(20)	Liens in favor of the Issuer or any Subsidiary Guarantor;

(21)	Liens on accounts receivable and related assets other than Collateral of the type specified in the definition of “Receivables Financing” Incurred in connection with a Qualified Receivables Financing;

(22)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(23)	Liens on the Equity Interests of Unrestricted Subsidiaries;

(24)	grants of software and other technology licenses in the ordinary course of business;

(25)	Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8), (9), (10), (11), (12), (13), (14), (15), (16), (20) and (35), provided that:

(A) in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (7) and (10), (i) the Notes and/or Subsidiary Guarantees are secured by Liens on the assets subject to such Liens on at least a pari passu basis, with the priority and subject to intercreditor arrangements, in each case no less favorable to the holders of the Notes than those described under “—Security for the Notes and Subsidiary Guarantees” above; and (ii) the Indebtedness secured by such Liens is not increased to any amount greater than the sum of (A) the outstanding principal amount (or, if greater, committed amount (provided, in the case of Indebtedness incurred pursuant to clause (10), only to the extent such Indebtedness and a Lien on such committed amount could have been Incurred on the date of initial Incurrence)) of the Indebtedness described under clauses (7) and(10) at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(B) in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the clauses (c), (k) or (o) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (i) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property) and (ii) the Indebtedness secured by such Liens is not increased to any amount greater than the sum of (A) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under such clauses at the time the original Lien became a Permitted Lien under the Indenture and (B) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(C) in the case of Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancings, refundings, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clause (9) that such new Lien secure the Notes Obligations (or exchange Notes Obligations);

provided, further, however that Liens on Collateral to secure any such refinancing, refunding, extension, renewal or replacement shall only be permitted to the extent that the Indebtedness being refinanced, refunded, extended, renewed or replaced was secured by Collateral as permitted hereunder.

(26)	Liens on equipment of the Issuer or any Restricted Subsidiary granted in the ordinary course of business to the Issuer’s or such Restricted Subsidiary’s client at which such equipment is located;

(27)	judgment and attachment Liens not giving rise to an Event of Default and notices of lis pendens and associated rights related to litigation being contested in good faith by appropriate proceedings and for which adequate reserves have been made;

(28)	Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(29)	Liens incurred to secure cash management services or to implement cash pooling arrangements in the ordinary course of business;

(30)	other Liens securing obligations incurred in the ordinary course of business which obligations do not exceed $25 million at any one time outstanding;

(31)	any encumbrance or restriction (including put and call arrangements) with respect to Capital Stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement; provided that this clause (31) shall not apply to the Incurrence of Liens securing Collateral if as of the date such Lien is Incurred and after giving effect to the encumbrance or restriction, the Loan-to-Value Ratio would exceed 75%;

(32)	any amounts held by a trustee in the funds and accounts under an indenture securing any revenue bonds issued for the benefit of the Issuer or any Restricted Subsidiary;

(33)	Liens arising by virtue of any statutory or common law provisions relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository or financial institution;

(34)	Liens in favor of any counterparty to a Mortgaged Vessel Operations Agreement (other than the Subsidiary Guarantor that is the record owner of the related Mortgaged Vessel) arising in connection with such Mortgaged Vessel Operations Agreement;

(35)	pledges of, and other Liens on, the Equity Interests in and the assets of New Vessel Subsidiaries in favor of lenders under and in connection with New Vessel Financing permitted to be incurred under clause (a) of the second paragraph of the covenant described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(36)	Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with any appeal or other proceedings for review;

(37)	Liens on Unearned Customer Deposits (i) in favor of credit card companies pursuant to agreements therewith consistent with industry practice and (ii) in favor of customers; and

(38)	Liens incurred in the ordinary course of business of the Issuer or any Restricted Subsidiary arising from vessel chartering, drydocking, maintenance, the furnishing of supplies and bunkers to vessels, repairs and improvements to Vessels, crews’ wages and maritime Liens.

“Permitted Tax Distributions” means dividends to pay any U.S. federal, state or local income taxes actually payable by the holders of the Issuer’s capital stock (or, in the case of any such holder that owns any assets other than the Issuer’s capital stock at any applicable time after the Issue Date, the U.S. federal, state or local income taxes that would have been actually payable had such holder owned no other assets after the Issue Date) by virtue of the fact that the Issuer is a pass-through entity for U.S. federal, state or local income tax purposes (as applicable), for any such taxable year (or portion thereof) ending after the Issue Date and, to the extent resulting from audit adjustments after the Issue Date, for any such taxable year (or portion thereof) ending prior to the Issue Date.

“Person” means any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock Issuer, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential right of payment of dividends or upon liquidation, dissolution, or winding up.

“Pre-Launch Expenses” means, with respect to any fiscal period, the amount of expenses (other than interest expense) incurred with respect to any new Vessels incurred prior to the commencement of ordinary course revenue generating cruises and directly related to such commencement of the new Vessel.

“Qualified IPO” means any underwritten public Equity Offering.

“Qualified Non-Recourse Debt” means Indebtedness that (1) is (a) incurred by a Qualified Non-Recourse Subsidiary to finance (whether prior to or within 270 days after) the acquisition, lease, construction, repair, replacement or improvement of any property (real or personal) or equipment (whether through the direct purchase of property or the Equity Interests of any person owning such property and whether in a single acquisition or a series of related acquisitions) or (b) assumed by a Qualified Non-Recourse Subsidiary, (2) is non-recourse to the Issuer and any Subsidiary Guarantor and (3) is non-recourse to any Restricted Subsidiary that is not a Qualified Non-Recourse Subsidiary.

“Qualified Non-Recourse Subsidiary” means (1) a Restricted Subsidiary that is not a Subsidiary Guarantor and that is formed or created after the Issue Date in order to finance an acquisition, lease, construction, repair, replacement or improvement of any property or equipment (directly or through one of its Subsidiaries) that secures Qualified Non-Recourse Debt and (2) any Restricted Subsidiary of a Qualified Non-Recourse Subsidiary.

“Qualified Receivables Financing” means any Receivables Financing of a Receivables Subsidiary that meets the following conditions:

(1)	the Board of Directors of the Issuer shall have determined in good faith that such Qualified Receivables Financing (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the Receivables Subsidiary;

(2)	all sales of accounts receivable and related assets to the Receivables Subsidiary are made at Fair Market Value (as determined in good faith by the Issuer); and

(3)	the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer) and may include Standard Securitization Undertakings.

The grant of a security interest in any accounts receivable of the Issuer or any of its Restricted Subsidiaries (other than a Receivables Subsidiary) to secure Bank Indebtedness, Indebtedness in respect of the Notes or any Refinancing Indebtedness with respect to the Notes shall not be deemed a Qualified Receivables Financing.

“Rating Agency” means (1) each of Moody’s and S&P and (2) if Moody’s or S&P ceases to rate the Notes for reasons outside of the Issuer’s control, a “nationally recognized statistical rating organization” within the meaning of Rule 15cs-1(c)(2)(vi)(F) under the Exchange Act selected by the Issuer or any direct or indirect parent of the Issuer as a replacement agency for Moody’s or S&P, as the case may be.

“Ready for Sea Cost” means with respect to a vessel or vessels to be acquired, constructed or leased (pursuant to a Capitalized Lease Obligation) by the Issuer or any Restricted Subsidiary of the Issuer, the aggregate amount of all expenditures incurred to acquire or construct and bring such vessel or vessels to the condition and location necessary for its intended use, including any and all inspections, appraisals, repairs, modifications, additions, permits and licenses in connection with such acquisition or lease, which would be classified and accounted for as “property, plant and equipment” in accordance with GAAP and any assets relating to such vessel or vessels.

“Receivables Fees” means distributions or payments made directly or by means of discounts with respect to any participation interests issued or sold in connection with, and all other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Financing.

“Receivables Financing” means any transaction or series of transactions that may be entered into by the Issuer or any of its Subsidiaries pursuant to which the Issuer or any of its Subsidiaries may sell, convey or otherwise transfer to (a) a Receivables Subsidiary (in the case of a transfer by the Issuer or any of its Subsidiaries); and (b) any other Person (in the case of a transfer by a Receivables Subsidiary), or may grant a security interest in, any accounts receivable (whether now existing or arising in the future) of the Issuer or any of its Subsidiaries, and any assets related thereto including, without limitation, all collateral securing such accounts receivable, all contracts and all guarantees or other obligations in respect of such accounts receivable, proceeds of such accounts receivable and other assets which are customarily transferred or in respect of which security interests are customarily granted in connection with asset securitization transactions involving accounts receivable and any Hedging Obligations entered into by the Issuer or any such Subsidiary in connection with such accounts receivable.

“Receivables Repurchase Obligation” means any obligation of a seller of receivables in a Qualified Receivables Financing to repurchase receivables arising as a result of a breach of a representation, warranty or covenant or otherwise, including as a result of a receivable or portion thereof becoming subject to any asserted defense, dispute, off-set or counterclaim of any kind as a result of any action taken by, any failure to take action by or any other event relating to the seller.

“Receivables Subsidiary” means a Wholly Owned Restricted Subsidiary of the Issuer (or another Person formed for the purposes of engaging in Qualified Receivables Financing with the Issuer in which the Issuer or any Subsidiary of the Issuer makes an Investment and to which the Issuer or any Subsidiary of the Issuer transfers accounts receivable and related assets) which engages in no activities other than in connection with the financing of accounts receivable of the Issuer and its Subsidiaries, all proceeds thereof and all rights (contractual or other), collateral and other assets relating thereto, and any business or activities incidental or related to such business, and which is designated by the Board of Directors of the Issuer (as provided below) as a Receivables Subsidiary and:

(a)	no portion of the Indebtedness or any other obligations (contingent or otherwise) of which (i) is guaranteed by the Issuer or any other Subsidiary of the Issuer (excluding guarantees of obligations (other than the principal of and interest on, Indebtedness) pursuant to Standard Securitization Undertakings), (ii) is recourse to or obligates the Issuer or any other Subsidiary of the Issuer in any way other than pursuant to Standard Securitization Undertakings, or (iii) subjects any property or asset of the Issuer or any other Subsidiary of the Issuer, directly or indirectly, contingently or otherwise, to the satisfaction thereof, other than pursuant to Standard Securitization Undertakings;

(b)	with which neither the Issuer nor any other Subsidiary of the Issuer has any material contract, agreement, arrangement or understanding other than on terms which the Issuer reasonably believes to be no less favorable to the Issuer or such Subsidiary than those that might be obtained at the time from Persons that are not Affiliates of the Issuer; and

(c)	to which neither the Issuer nor any other Subsidiary of the Issuer has any obligation to maintain or preserve such entity’s financial condition or cause such entity to achieve certain levels of operating results.

Any such designation by the Board of Directors of the Issuer shall be evidenced to the Trustee by filing with the Trustee a certified copy of the resolution of the Board of Directors of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing conditions.

“Refinancing Documents” means the Credit Agreement, the Indenture, and any other document entered into in connection therewith, in each case as amended, supplemented or modified from time to time prior to the Issue Date or thereafter.

“Refinancing Transactions” means the transactions described under “Offering Memorandum Summary—Recent Developments—Refinancing Transactions” in the Offering Memorandum.

“Registration Rights Agreement” means the registration rights agreement dated the Issue Date, among the Issuers, the Subsidiary Guarantors and the Initial Purchasers.

“Reimbursement and Distribution Agreement” means the Reimbursement and Distribution Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and the Issuer, as amended, supplemented or modified from time to time.

“Representative” means the trustee, agent or representative (if any) for an issue of Indebtedness; provided that if, and for so long as, such Indebtedness lacks such a Representative, then the Representative for such Indebtedness shall at all times constitute the holder or holders of a majority in outstanding principal amount of obligations under such Indebtedness.

“Required Insurance” has the meaning given to such term in the Credit Agreement.

“Restricted Cash” means cash and Cash Equivalents held by Restricted Subsidiaries that is contractually restricted from being distributed to the Issuer, except for such cash and Cash Equivalents subject only to such restrictions that are contained in agreements governing Indebtedness permitted under the Indenture and that is secured by such cash or Cash Equivalents.”

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, with respect to any Person, any Subsidiary of such Person other than an Unrestricted Subsidiary of such Person. Unless otherwise indicated in this “Description of Notes,” all references to Restricted Subsidiaries shall mean Restricted Subsidiaries of the Issuer.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired by the Issuer or a Restricted Subsidiary whereby the Issuer or a Restricted Subsidiary transfers such property to a Person and the Issuer or such Restricted Subsidiary leases it from such Person, other than leases between the Issuer and a Restricted Subsidiary of the Issuer or between Restricted Subsidiaries of the Issuer.

“Shareholders’ Agreement” means the Shareholders’ Agreement, dated August 17, 2007, by and among NCL Investment Ltd., Star Cruises Limited and the Issuer, as amended, supplemented or modified from time to time.

“S&P” means Standard & Poor’s Ratings Group or any successor to the rating agency business thereof.

“SEC” means the Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness secured by a Lien.

“Secured Vessel Debt Cap” means the U.S. dollar equivalent of the sum of (i) $2,550 million (less any permanent reduction of lending commitments under any Common Collateral First Priority Lien Obligations as a result of the application of the Net Proceeds of Asset Sales of Collateral in accordance with clause (1)(a) of the second paragraph under “—Certain Covenants—Asset Sales”) and (ii) €730 million and (iii) the New Vessel Aggregate Secured Debt Cap.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Security Documents” means the security agreements, collateral assignments, mortgages and related agreements, as amended, supplemented, restated, renewed, refunded, replaced, restructured, repaid, refinanced or otherwise modified from time to time, creating the security interests in the Collateral as contemplated by the Indenture.

“Series” means (a) with respect to the First Lien Secured Parties, each of (i) the Credit Agreement Secured Parties (in their capacities as such), (ii) the holders of the Notes and the Trustee, each in their capacity as such) and (iii) the Additional First Lien Secured Parties that become subject to the Intercreditor Agreement after the Issue Date that are represented by a common Authorized Representative (in its capacity as such for such Additional First Lien Secured Parties) and (b) with respect to any Common Collateral First Priority Lien Obligations, each of (i) the Credit Agreement Obligations, (ii) the Notes Obligations and (iii) the Additional Common Collateral First Priority Lien Obligations incurred pursuant to any applicable agreement, which pursuant to any joinder agreement, are to be represented under the Intercreditor Agreement by a common Authorized Representative (in its capacity as such for such Additional Common Collateral First Priority Lien Obligations).

“Significant Subsidiary” means any Restricted Subsidiary that would be a “Significant Subsidiary” of the Issuer within the meaning of Rule 1-02 under Regulation S-X promulgated by the SEC (or any successor provision).

“Similar Business” means a business, the majority of whose revenues are derived from the activities of the Issuer and its Subsidiaries as of the Issue Date or any business or activity that is reasonably similar or complementary thereto or a reasonable extension, development or expansion thereof or ancillary thereto.

“Sponsors” means (i) Apollo Management, L.P. and any of its respective Affiliates other than any portfolio companies not primarily engaged in the cruise business (collectively, the “Apollo Sponsors”), (ii) TPG Capital and any of its respective Affiliates other than any portfolio companies (collectively, the “TPG Sponsors”), (iii) Star Cruises Limited, and any of its respective Affiliates (collectively, the “Star Cruises Sponsors”), and (iv) any Person that forms a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision) with any Apollo Sponsors, TPG Sponsors and/or Star Cruises Sponsors; provided that the Apollo Sponsors, TPG Sponsors and/or Star Cruises Sponsors (x) owns a majority of the voting power and (y) controls a majority of the Board of Directors of the Issuer.

“Standard Securitization Undertakings” means representations, warranties, covenants, indemnities and guarantees of performance entered into by the Issuer or any Subsidiary of the Issuer which the Issuer has determined in good faith to be customary in a Receivables Financing including, without limitation, those relating to the servicing of the assets of a Receivables Subsidiary, it being understood that any Receivables Repurchase Obligation shall be deemed to be a Standard Securitization Undertaking.

“Stated Maturity” means, with respect to any security, the date specified in such security as the fixed date on which the final payment of principal of such security is due and payable, including pursuant to any mandatory redemption provision (but excluding any provision providing for the repurchase of such security at the option of the holder thereof upon the happening of any contingency beyond the control of the issuer unless such contingency has occurred).

“Subordinated Indebtedness” means (a) with respect to the Issuer, any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and (b) with respect to any Subsidiary Guarantor, any Indebtedness of such Subsidiary Guarantor which is by its terms subordinated in right of payment to obligations in respect of the Notes.

“Subsidiary” means, with respect to any Person, (1) any corporation, association or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, and (2) any partnership, joint venture or limited liability company of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general and limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof, whether in the form of membership, general, special or limited partnership interests or otherwise, and (y) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Subsidiary Guarantee” means a guarantee of the obligations of the Issuer under the Indenture and the Notes by any Restricted Subsidiary in accordance with the provisions of the Indenture.

“Subsidiary Guarantors” means any Restricted Subsidiary that Incurs a Subsidiary Guarantee; provided that upon the release or discharge of such Subsidiary from its Subsidiary Guarantee in accordance with the Indenture, such Subsidiary ceases to be a Subsidiary Guarantor.

“TIA” means the Trust Indenture Act of 1939 (15 U.S.C. Sections 77aaa-77bbbb) as in effect on the date of the Indenture.

“Total Assets” means the total consolidated assets of the Issuer and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Issuer, without giving effect to any amortization of the amount of intangible assets since June 30, 2009.

“Treasury Rate” means, as of the applicable redemption date, the yield to maturity as of such redemption date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H. 15 (519) that has become publicly available at least two business days prior to such redemption date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from such redemption date to November 15, 2013; provided, however, that if the period from such redemption date to November 15, 2013 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Officer” means:

(1)	any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant secretary, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such person’s knowledge of and familiarity with the particular subject, and

(2)	who shall have direct responsibility for the administration of the Indenture.

“Trustee” means the party named as such in the Indenture until a successor replaces it and, thereafter, means the successor.

“Unearned Customer Deposits” means amounts paid to the Issuer or any of its Subsidiary representing customer deposits for unsailed bookings (whether paid directly by the customer or by a credit card company).

“Unrestricted Subsidiary” means:

(1)	any Subsidiary of the Issuer that at the time of determination shall be designated an Unrestricted Subsidiary by the Board of Directors of such Person in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary;

The Issuer may designate any Subsidiary of the Issuer (including any newly acquired or newly formed Subsidiary of the Issuer) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on any property of, the Issuer or any other Subsidiary of the Issuer that is not a Subsidiary of the Subsidiary to be so designated; provided, however, that the Subsidiary to be so designated and its Subsidiaries do not at the time of designation have and do not thereafter Incur any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any of its Restricted Subsidiaries; provided, further, however, that either:

(a)	the Subsidiary to be so designated has total consolidated assets of $1,000 or less; or

(b)	if such Subsidiary has consolidated assets greater than $1,000, then such designation would be permitted under the covenant described under “—Certain Covenants—Limitation on Restricted Payments.”

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided, however, that immediately after giving effect to such designation:

(x)	(1) the Issuer could Incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under “—Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” or (2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation, and

(y)	no Event of Default shall have occurred and be continuing.

Any such designation by Issuer shall be evidenced to the Trustee by promptly filing with the Trustee a copy of the resolution of the Board of Directors or any committee thereof of the Issuer giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“U.S. Government Obligations” means securities that are:

(1)	direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged, or

(2)	obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America, the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in each case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act) as custodian with respect to any such U.S. Government Obligations or a specific payment of principal of or interest on any such U.S. Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the U.S. Government Obligations or the specific payment of principal of or interest on the U.S. Government Obligations evidenced by such depository receipt.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

“Vessel” means a passenger cruise vessel.

“Vessel Mortgages” means each first priority statutory ship mortgage granting a Lien on a Mortgaged Vessel substantially in the form proscribed by statute for the NORWEGIAN SUN, the NORWEGIAN DAWN, the NORWEGIAN SPIRIT , the NORWEGIAN STAR and any additional vessel from time to time.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness or Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing (1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment, by (2) the sum of all such payments.

“Wholly Owned Restricted Subsidiary” is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

“Wholly Owned Subsidiary” of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors’ qualifying shares or shares required pursuant to applicable law) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person.

MATERIAL U.S. TAX CONSEQUENCES

The following is a summary of material U.S. federal income tax consequences of the exchange of Old Notes for Exchange Notes pursuant to the exchange offer, but does not address any other aspects of U.S. federal income tax consequences to holders of Old Notes or Exchange Notes. This summary is based upon the Code, existing and proposed regulations thereunder, the U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof and published rulings and court decisions, all as in effect and existing on the date hereof and all of which are subject to change at any time, which change may be retroactive. This summary is not binding on the Internal Revenue Service or on the courts, and no ruling will be requested from the Internal Revenue Service on any issues described below. There can be no assurance that the Internal Revenue Service will not take a different position concerning the matters discussed below and that such positions of the Internal Revenue Service would not be sustained.

Except as expressly stated otherwise, this summary applies only to U.S. holders that exchange Old Notes for Exchange Notes in the exchange offer and who hold the Old Notes as capital assets within the meaning of Section 1221 of the Code. It does not address the tax consequences to holders who are subject to special rules under U.S. federal income tax laws (such as financial institutions, tax-exempt organizations and insurance companies). A “U.S. holder” means a beneficial owner of a note that is, for U.S. federal income tax purposes:

(i)	a citizen or resident alien individual of the U.S.;

(ii)	a corporation created, or an entity treated as a corporation for U.S. federal income tax purposes, or organized in or under the laws of the U.S. or any political subdivision thereof;

(iii)	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

(iv)	a trust (a) that is subject to primary supervision of a court within the U.S. and under the control of one or more U.S. persons, or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Persons considering the exchange of Old Notes for Exchange Notes should consult their own tax advisors concerning the U.S. federal income tax consequences in light of their particular situations as well as any consequences arising under the laws of any other taxing jurisdiction.

Exchange of an Old Note for an Exchange Note pursuant to the exchange offer

The exchange by any holder of an Old Note for an Exchange Note should not constitute a taxable exchange for U.S. federal income tax purposes. Consequently, no gain or loss should be recognized by holders that exchange Old Notes for Exchange Notes pursuant to the exchange offer. For purposes of determining gain or loss upon the subsequent sale or exchange of Exchange Notes, a holder’s tax basis in an exchange should be the same as such holder’s tax basis in the Old Note exchanged therefor. Holders should be considered to have held the Exchange Notes from the time of their acquisition of the Old Notes.

MATERIAL BERMUDA TAX CONSEQUENCES

This section describes the current material Bermuda tax consequences of owning the Exchange Notes. At the present time, there is no Bermuda income or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by holders in respect of the Notes. Furthermore, NCL Corporation Ltd. has obtained an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 that, in the event that any legislation is enacted in Bermuda imposing any tax computed on profits or income or on any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, such tax shall not until March 28, 2016 be applicable to it or to any of its operations or to its shares, debentures or other obligations except insofar as such tax applies to persons ordinarily resident in Bermuda or to any taxes payable by it in respect of real property or leasehold interests in Bermuda held by it.

BOOK ENTRY; DELIVERY AND FORM

The certificates representing the Old Notes were and the Exchange Notes will be issued in fully registered form without interest coupons.

Except as set forth below, Exchange Notes will be issued in registered, global form in minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof. The Exchange Notes initially will be represented by Notes in registered, global form without interest coupons (the “Global Notes”). The Global Notes will be deposited upon issuance with the trustee, as custodian for DTC, in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

The Global Notes

We expect that, pursuant to procedures established by DTC, (i) upon the issuance of the Global Notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such Global Notes to the respective accounts of persons who have accounts with such depositary (“participants”) and (ii) ownership of beneficial interests in the Global Notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Such accounts initially will be designated by or on behalf of the initial purchasers and ownership of beneficial interests in the Global Notes will be limited to participants or persons who hold interests through participants. Holders may hold their interests in the Global Notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC or its nominee is the registered owner or holder of the Notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the Notes represented by such Global Notes for all purposes under the indenture. No beneficial owner of an interest in the Global Notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the Notes.

Payments of the principal of, premium (if any) and interest (including additional interest, if any) on, the Global Notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the Global Notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal of, and premium (if any) and interest (including additional interest, if any) on the Global Notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the Global Notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the Global Notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers, registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same-day funds. If a holder requires physical delivery of a Certificated Security for any reason, including to sell Notes to persons in states that require physical delivery of the Notes, or to pledge such securities, such holder must transfer its interest in a Global Note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture.

DTC has advised us that it will take any action permitted to be taken by a holder of Notes (including the presentation of Notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the Global Notes are credited and only in respect of such portion of the aggregate principal amount of Notes as to which such participant or participants has or have given such direction. However, if there is an event of default under the indenture, DTC will exchange the applicable Global Notes for certificated securities.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the Global Notes among participants of DTC they are under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of its obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the Global Notes (i) if requested by a holder of such interests or (ii) if DTC is at any time unwilling or unable to continue as a depositary for the Global Notes and a successor depositary is not appointed by the Company within 90 days.

PLAN OF DISTRIBUTION

Each broker-dealer that receives Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute such Exchange Notes and (ii) will deliver a prospectus in connection with any resale of such Exchange Notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Old Notes only where such Old Notes were acquired as a result of market-making activities or other trading activities. We have agreed that, for a period of 180 days from the date on which the exchange offer is consummated, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until August 25, 2010, all dealers effecting transactions in the Exchange Notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of Exchange Notes by broker-dealers. Exchange Notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or at negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer or the purchasers of any Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of 180 days from the date on which the exchange offer is consummated, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer, other than commissions or concessions of any broker-dealers and will indemnify the holders of the Notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the Exchange Notes and the enforceability of obligations under the Exchange Notes and guarantees being issued were passed upon for us by O’Melveny & Myers LLP, New York, New York. Cox Hallett Wilkinson passed on matters of Bermuda law. Cains Advocates Limited passed on matters of Isle of Man law.

EXPERTS

The financial statements as of December 31, 2009 and 2008 and for each of the three years in the period ended December 31, 2009 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2009 included in this prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

SERVICE OF PROCESS AND ENFORCEABILITY OF CIVIL LIABILITIES

NCL Corporation Ltd., Norwegian Spirit, Ltd. and Norwegian Sun Limited are Bermuda companies. Norwegian Dawn Limited and Norwegian Star Limited are Isle of Man companies. Certain of their officers and directors may be residents of various jurisdictions outside the U.S. NCL Corporation Ltd. has agreed, in accordance with the terms of the indenture under which the Exchange Notes will be issued, to accept service of process in any suit, action or proceeding with respect to the indenture, the Notes or the security documents brought in any federal or state court located in New York City by an agent designated for such purpose, and to submit to the jurisdiction of such courts in connection with such suits, actions or proceedings. However, it may be difficult for holders of the Notes to effect service within the U.S. upon directors, officers and experts who are not residents of the U.S. or to realize or enforce in the U.S. upon judgments of courts of the U.S. predicated upon civil liability under U.S. federal securities laws. We have been advised by our counsels in Bermuda and in the Isle of Man that there is no certainty as to the enforceability in Bermuda and the Isle of Man against the entities organized in those respective jurisdictions or against their respective directors, officers and experts who are not residents of the U.S., in original actions or in actions for enforcement of judgments of courts of the U.S., of liabilities predicated solely upon U.S. federal securities laws.

EXCHANGE RATE DATA

The exchange rate for conversion of Bermuda dollars into U.S. dollars, as determined by the Bermuda Monetary Authority, has been fixed since 1970 at US$1.00 per BD$1.00.

Although the Notes are denominated in U.S. dollars, any judgment enforcing the Notes against NCL Corporation Ltd. in Bermuda would be denominated in Bermuda dollars. In addition, any judgment enforcing the collateral in any jurisdiction outside the U.S. would likely be in the local currency.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation under the framework in Internal Control-Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2009.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2009, has been audited by PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, as stated in their report, which is included on page F-3.

Report of Independent Registered Certified Public Accounting Firm

To the Board of Directors and Shareholders of NCL Corporation Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, cash flows and changes in shareholders’ equity present fairly, in all material respects, the financial position of NCL Corporation Ltd. and its subsidiaries at December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2009, in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control over Financial Reporting appearing on page F-2. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits, which was an integrated audit in 2009. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

Miami, Florida

February 24, 2010, except with respect to our opinion

on the consolidated financial statements insofar as it

relates to the condensed consolidating financial information,

as included in Note 11, as to which the date is May 13, 2010

NCL Corporation Ltd.

Consolidated Statements of Operations

(in thousands)

	Years Ended December 31,
	2009	2008	2007
Revenue
Passenger ticket	$1,275,844	$1,501,646	$1,575,851
Onboard and other	579,360	604,755	601,043

Total revenue	1,855,204	2,106,401	2,176,894

Cruise operating expense
Commissions, transportation and other	311,308	341,936	434,749
Onboard and other	158,330	182,817	204,768
Payroll and related	318,154	377,208	436,843
Fuel	162,683	258,262	193,173
Food	118,899	126,736	120,633
Other	220,080	291,522	306,853

Total cruise operating expense	1,289,454	1,578,481	1,697,019

Other operating expense
Marketing, general and administrative	241,676	299,827	287,093
Depreciation and amortization	152,700	162,565	148,003
Impairment loss	—	128,775	2,565

Total other operating expense	394,376	591,167	437,661

Operating income (loss)	171,374	(63,247)	42,214

Non-operating income (expense)
Interest income	836	2,796	1,384
Interest expense, net of capitalized interest	(115,350)	(152,364)	(175,409)
Other income (expense)	10,373	1,012	(95,151)

Total non-operating income (expense)	(104,141)	(148,556)	(269,176)

Net income (loss)	$67,233	$(211,803)	$(226,962)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(in thousands, except share data)

	December 31,
	2009	2008
Assets
Current assets:
Cash and cash equivalents	$50,152	$185,717
Restricted cash	3,097	4,004
Accounts receivable, net	7,868	6,047
Inventories	28,865	29,494
Prepaid expenses and other assets	61,580	24,460

Total current assets	151,562	249,722
Property and equipment, net	3,836,127	4,119,222
Goodwill and tradenames	602,792	602,792
Other assets	220,867	75,405

	$4,811,348	$5,047,141

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$3,586	$182,487
Accounts payable	28,376	70,412
Accrued expenses and other liabilities	206,419	278,213
Due to Affiliate, net	225	210,058
Advance ticket sales	255,432	250,638

Total current liabilities	494,038	991,808
Long-term debt	2,554,105	2,474,014
Other long-term liabilities	58,654	31,520

Total liabilities	3,106,797	3,497,342

Commitments and contingencies (Note 9)
Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 and 25,000,000 shares authorized; 21,000,000 and 20,000,000 shares issued and outstanding	25	24
Additional paid-in capital	2,328,302	2,242,946
Accumulated other comprehensive income	2,299	137
Retained earnings (deficit)	(626,075)	(693,308)

Total shareholders’ equity	1,704,551	1,549,799

	$4,811,348	$5,047,141

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(in thousands)

	Years Ended December 31,
	2009	2008	2007
Cash flows from operating activities
Net income (loss)	$67,233	$(211,803)	$(226,962)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	169,701	162,565	148,003
Impairment loss	—	128,775	2,565
Loss (gain) on translation of debt	22,677	(111,464)	92,024
Loss (gain) on derivatives	(35,488)	101,511	(4,568)
Write-off of unamortized loan fees	6,744	6,788	—
Share-based compensation expense	4,075	865	843
Changes in operating assets and liabilities:
Accounts receivable, net	(532)	2,126	2,071
Inventories	629	12,503	(8,605)
Prepaid expenses and other assets	(90,605)	(15,323)	8,013
Accounts payable	(42,036)	(18,303)	(28,232)
Accrued expenses and other liabilities	(56,466)	627	32,427
Advance ticket sales	4,794	(82,164)	18,752

Net cash provided by (used in) operating activities	50,726	(23,297)	36,331

Cash flows from investing activities
Additions to property and equipment, net	(161,838)	(163,607)	(582,837)
Increase in restricted cash	(4,735)	(2,629)	(181)
Proceeds from sale of asset	—	—	1,440

Net cash used in investing activities	(166,573)	(166,236)	(581,578)

Cash flows from financing activities
Repayments of long-term debt	(1,249,064)	(1,524,095)	(323,464)
Proceeds from long-term debt	1,121,021	1,123,000	839,925
Transactions with Affiliate, net	71,541	(211,267)	8,454
Contribution from Affiliates, net	100,000	948,111	—
Other, primarily deferred financing fees	(63,216)	(790)	(2,907)

Net cash provided by (used in) financing activities	(19,718)	334,959	522,008

Net increase (decrease) in cash and cash equivalents	(135,565)	145,426	(23,239)
Cash and cash equivalents at beginning of year	185,717	40,291	63,530

Cash and cash equivalents at end of year	$50,152	$185,717	$40,291

Supplemental disclosures (Note 10)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands, except share data)

	Ordinary shares	Additional paid-in capital	Accumulated other comprehensive income (loss)	Retained earnings (deficit)	Total Shareholders’ equity
Balance, December 31, 2006	$12	$1,711,114	$(1,516)	$(254,543)	$1,455,067
Share-based compensation	—	948	—	—	948
Contribution from Affiliate, net (Note 5)	—	3,656	—	—	3,656
Changes related to cash flow hedges	—	—	2,817	—	2,817
Net loss	—	—	—	(226,962)	(226,962)

Balance, December 31, 2007	12	1,715,718	1,301	(481,505)	1,235,526
Ordinary share split	12	—	—	—	12
Share-based compensation	—	853	—	—	853
Contribution from Affiliate, net (Note 5)	—	948,099	—	—	948,099
Transactions with Affiliate, net (Note 5)	—	(421,724)	—	—	(421,724)
Changes related to cash flow hedges	—	—	(1,164)	—	(1,164)
Net loss	—	—	—	(211,803)	(211,803)

Balance, December 31, 2008	24	2,242,946	137	(693,308)	1,549,799
Share-based compensation	—	4,075	—	—	4,075
Contribution from Affiliates, (Note 5)	1	99,999	—	—	100,000
Transactions with Affiliate, net (Note 5)	—	(18,718)	—	—	(18,718)
Changes related to cash flow hedges	—	—	8,313	—	8,313
Changes related to Shipboard Retirement Plan, net	—	—	(6,151)	—	(6,151)
Net income	—	—	—	67,233	67,233

Balance, December 31, 2009	$25	$2,328,302	$2,299	$(626,075)	$1,704,551

NCL Corporation Ltd.

Consolidated Statements of Changes in Shareholders’ Equity

For the Years Ended December 31, 2009, 2008 and 2007

(in thousands) (continued)

Comprehensive income (loss) was as follows:

	Years Ended December 31,
	2009	2008	2007
Net income (loss)	$67,233	$(211,803)	$(226,962)
Changes related to Shipboard Retirement Plan:
Initial recognition of projected benefit obligation	(7,939)	—	—
Amortization of prior service cost	378	—	—
Actuarial gain	1,410	—	—
Changes related to cash flow hedges	8,313	(1,164)	2,817

Total comprehensive income (loss)	$69,395	$(212,967)	$(224,145)

Accumulated other comprehensive income related to cash flow hedges and changes related to our Shipboard Retirement Plan was as follows:

	Years Ended December 31,
	2009	2008	2007
Accumulated net gain (loss) on cash flow hedges at beginning of year	$137	$1,301	$(1,516)
Net loss reclassified into earnings	(1,795)	—	—
Net gain (loss) related to cash flow hedges	10,108	(1,164)	2,817

Accumulated net gain on cash flow hedges at end of year	$8,450	$137	$1,301

	Accumulated other comprehensive income	Changes related to cash flow hedges	Change Related to Shipboard Retirement Plan
Accumulated other comprehensive income at beginning of year	$137	$137	$—
Current-period change	2,162	8,313	(6,151)

Accumulated other comprehensive income (loss) at end of year	$2,299	$8,450	$(6,151)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

1. Description of Business and Organization

On December 15, 2003, the Company was incorporated in Bermuda as a wholly-owned subsidiary of Genting Hong Kong Limited and its affiliates (formerly Star Cruises Limited and its affiliates) (“Genting HK”).

In January 2008, Apollo and TPG acquired 37.5% and 12.5%, respectively, of our outstanding ordinary share capital through an equity investment of $1.0 billion. As part of this investment, Apollo was afforded majority control of our Board of Directors. Our current shareholders and their relative ownership percentages of our outstanding ordinary shares are as follows: Genting HK (50.0%), Apollo (37.5%), and TPG (12.5%).

As of December 31, 2009, we operated 10 ships offering cruises in Alaska, the Bahamas, Bermuda, the Caribbean, Europe, Hawaii, Mexico, New England, Central and South America, North Africa and Scandinavia.

2. Summary of Significant Accounting Policies

Basis of Presentation

Our consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. Estimates are required for the preparation of consolidated financial statements in accordance with generally accepted accounting principles and actual results could differ from these estimates. All significant intercompany accounts and transactions are eliminated in consolidation.

We evaluated subsequent events through February 24, 2010, the date our financial statements were issued.

Revenue and Expense Recognition

Deposits received from customers for future voyages are recorded as advance ticket sales and are subsequently recognized as passenger ticket revenues along with onboard and other revenues, and all associated direct costs of a voyage are recognized as cruise operating expenses, on a pro-rata basis over the period of the voyage.

Revenue and expenses include taxes assessed by a governmental authority that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included on a gross basis are $96.2 million, $88.5 million and $90.6 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Cash and Cash Equivalents

Cash and cash equivalents are stated at cost, and include cash and investments with original maturities of three months or less at acquisition.

Restricted Cash

Restricted cash consists of cash collateral in respect of certain agreements.

Accounts Receivable

Accounts receivable are shown net of an allowance for doubtful accounts of $2.2 million and $2.1 million as of December 31, 2009 and 2008, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Inventories

Inventories mainly consist of provisions, supplies and fuel and are carried at lower of cost or market using the first-in, first-out method of accounting.

Advertising Costs

Advertising costs incurred that result in tangible assets, including brochures, are treated as prepaid supplies and charged to expense as consumed. Television production costs are recorded as a prepaid expense and expensed when the television advertisement is initially run. Advertising costs of $1.3 million and $0.9 million as of December 31, 2009 and 2008, respectively, are included in prepaid expenses and other assets. Advertising costs totaled $65.6 million, $76.1 million and $86.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Property and Equipment

Property and equipment are recorded at cost. Major renewals and improvements that we believe add value to our ships are capitalized to the ship while costs of repairs and maintenance, including Dry-docking costs, are charged to expense as incurred. During ship construction, interest is capitalized as a cost of the ship. Gains or losses on the sale of property and equipment are recorded as a component of operating income in our consolidated statements of operations.

Depreciation is computed on the straight-line basis over the estimated useful lives of the assets and after a 15% reduction for the estimated residual values of ships as follows:

Useful Life
Ships	30 years
Other property and equipment	3-20 years

Leasehold improvements are amortized on a straight-line basis over the shorter of the lease term or related asset life.

Long-lived assets are reviewed for impairments, based on estimated future cash flows, whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Assets are grouped and evaluated at the lowest level for which there are identifiable cash flows that are largely independent of the cash flows of other groups of assets. We consider historical performance and future estimated results in our evaluation of potential impairment and then compare the carrying amount of the asset to the estimated future cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value is generally measured by discounting expected future cash flows at discount rates commensurate with the risk involved.

Goodwill and Tradenames

Goodwill represents the excess of cost over the fair value of net assets acquired. We review goodwill and our tradenames for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of goodwill and our tradenames may not be fully recoverable.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units in assessing goodwill.

The impairment review of goodwill is based on the expected future cash flows of our ships to determine a fair value of our aggregate reporting unit. Our discounted cash flow valuation reflects our projection for growth and profitability, taking into account our assessment of future market conditions and demand, as well as a determination of a cost of capital that incorporates both business and financial risks. We believe that the discounted cash flow approach is the most representative method to assess fair value, as it utilizes expectations of long-term growth whereas a market-based approach is less dynamic, especially in light of recent negative market conditions, the uncertainty in credit and capital markets and the resulting weakened economic environment.

Foreign Currency

The majority of our transactions are settled in U.S. dollars. Gains or losses resulting from transactions denominated in other currencies are recognized in our consolidated statements of operations at each balance sheet date.

Derivative Instruments and Hedging Activity

From time to time, we enter into derivative instruments, primarily forward contracts, swaps, options and three-way collar contracts to reduce our exposure to fluctuations in foreign currency exchange, interest and fuel rates. The criteria used to determine whether a transaction qualifies for hedge accounting includes the correlation between fluctuations in the fair value of the hedged item and the fair value of the related derivative instrument and its effectiveness as a hedge. To the extent that an instrument is not effective as a hedge, gains and losses are recognized as a gain or loss in other income (expense) in our consolidated statements of operations. We refer you to Note 6 “Financial Instruments.”

Concentrations of Credit Risk

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

Insurance

We use a combination of insurance and self-insurance for a number of risks including claims related to crew and passengers, hull and machinery, war risk, workers’ compensation, property damage and general liability. Liabilities associated with certain of these risks, including crew and passenger claims, are estimated actuarially based upon known facts, historical trends and a reasonable estimate of future expenses. While we believe these accruals are adequate, the ultimate losses incurred may differ from those recorded.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Income Taxes

Deferred tax assets and liabilities are calculated in accordance with the liability method. Deferred taxes are recorded using the currently enacted tax rates that apply in the periods that the differences are expected to reverse. Deferred taxes are not discounted. In conjunction with business acquisitions, we record acquired deferred tax assets and liabilities.

We provide a valuation allowance on deferred tax assets when it is more likely than not that such assets will not be realized. With respect to acquired deferred tax assets, future reversals of the valuation allowance will first be applied against goodwill and other intangible assets before recognition of a benefit in our consolidated statements of operations.

On January 1, 2007, we changed the method for which we account for uncertain income tax positions. This method clarified, among other things, the accounting for uncertain income tax positions by prescribing a minimum probability threshold that a tax position must meet before a financial statement income tax benefit is recognized. The minimum threshold is defined as a tax position that, based solely on its technical merits, is more likely than not to be sustained upon examination by the relevant taxing authority. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution. This accounting method was applied to all existing tax positions upon adoption which did not have a material impact to our consolidated financial statements.

Share-Based Compensation

We recognize compensation expense for our share-based compensation awards using the fair value method. Share-based compensation expense is recognized over the expected vesting period for awards that are based on service period and not contingent upon any future performance. We refer you to Note 7 “Employee Benefits and Share Option Plans.”

Ordinary Shares

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

In November 2007, Genting HK and our Board of Directors approved an ordinary share split.

Segment Reporting

We have concluded that our business has a single reportable segment, with each ship considered to be a component. Each component constitutes a business for which discrete financial information is available and management regularly reviews the operating results and, therefore, each component is considered a reporting unit. Our reporting units have similar economic characteristics, including similar margins and similar products and services, therefore, we aggregate all of the reporting units.

Although we sell cruises on an international basis, our passenger ticket revenue is primarily attributed to passengers who make reservations in North America. For the years ended December 31, 2009, 2008 and 2007, revenues attributable to North American passengers were 83%, 83% and 86%, respectively. Substantially all of our long–lived assets are located outside of the U.S. and consist primarily of our ships.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

3. Property and Equipment

Property and equipment as of December 31, 2009 and 2008 consisted of the following (in thousands):

	2009	2008
Ships, including under construction	$4,399,293	$4,661,154
Other property and equipment	158,670	153,034

	4,557,963	4,814,188
Less: accumulated depreciation	(721,836)	(694,966)

Total	$3,836,127	$4,119,222

Depreciation expense for the years ended December 31, 2009, 2008 and 2007 was $152.7 million, $162.6 million and $148.0 million, respectively. Repairs and maintenance expenses including Dry-docking expenses were $50.5 million, $72.2 million and $80.5 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Ships include ships currently operating as well as a ship under construction. Costs for ships under construction include progress payments to the shipyard, planning and design fees, loan interest and commitment fees and other associated costs. Interest costs associated with the construction of ships are capitalized during the construction period and amounted to $12.1 million, $4.6 million and $18.8 million for the years ended December 31, 2009, 2008 and 2007, respectively.

In 2009, we transferred Norwegian Sky to Genting HK which settled our $280.7 million liability. In 2008, one of our subsidiaries, F3 One, Ltd. cancelled the contract to build an F3 ship and we recorded an impairment loss of $128.8 million in connection with the cancellation of this contract in our 2008 consolidated statement of operations. This loss includes payments to the shipyard, write-offs of loan and deferred financing fees as well as capitalized interest of $9.9 million.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

4. Long-Term Debt

Long-term debt as of December 31, 2009 and 2008 consisted of the following (in thousands):

	2009	2008
$450.0 million 11.75% Senior Secured Notes due 2016, net of original issue discount of $5.2 million	$444,819	$—
$750.0 million Senior Secured Revolving Credit Facility due 2015; as of December 31, 2009 LIBOR + 4.0% (4.34%); facility fee of 1.6%	543,300	—
Euro 624.0 million (currently U.S. dollar-denominated) Norwegian Pearl and Norwegian Gem Revolving Credit Facility(1) due through 2019; as of December 31, 2009 $669.4 million at LIBOR + 1.4875% (1.88%) and $53.5 million at LIBOR + 7.485% (8.01%); as of December 31, 2008 $722.9 million at LIBOR + 1.2375%	722,905	722,905
Euro 258.0 million (currently U.S. dollar-denominated) Pride of America Hermes Loan(1), due through 2017; as of December 31, 2009 $190.6 million at 5.965% and $25.4 million at LIBOR + 2.25% (2.51%); as of December 31, 2008 5.715%	215,988	215,988
Euro 40.0 million (currently U.S. dollar-denominated) Pride of America Commercial Loan(1) due through 2017; as of December 31, 2009 $29.0 million at 6.845% and $3.8 million at LIBOR + 2.25% (2.51%); as of December 31, 2008 6.595%	32,831	32,831
$334.1 million Norwegian Jewel Loan(1) due through 2017; as of December 31, 2009 $216.2 million at 6.1075% and $13.5 million at LIBOR + 2.25% (3.18%); as of December 31, 2008 6.1075%	229,685	243,196
Euro 308.1 million (currently U.S. dollar-denominated), Pride of Hawai’i Loan(1) due through 2018; as of December 31, 2009 $316.2 million at LIBOR + 1.0% (1.59%) and $37.2 million at LIBOR +2.25% (2.84%); as of December 31, 2008 EURIBOR + 0.75%	353,384	330,707
$250.0 million 10 5/8% Senior Secured Notes	—	9,813
$300.0 million Senior Secured Term Loan; as of December 31, 2008 LIBOR + 1.50%	—	160,000
$500.0 million Senior Secured Revolving Credit Facility; as of December 31, 2008 LIBOR + 1.50%	—	350,000
$610.0 million Senior Secured Revolving Credit Facility; as of December 31, 2008 LIBOR + 1.50%	—	580,000
Capital lease obligations	14,779	11,061

	2,557,691	2,656,501
Less: current portion	(3,586)	(182,487)

	$2,554,105	$2,474,014

(1)	Floating margins and fixed rates increase in 2010 by 50 basis points through maturity of loans.

In November 2009, we issued $450.0 million of 11.75% Senior Secured Notes due 2016 at a price of 98.834% of par in a private offering. The guarantees of the notes are secured by first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. We also entered into a $750.0 million Senior Secured Revolving Credit Facility at LIBOR plus 4.0% maturing in 2015. The net proceeds from these transactions and cash on hand were used to repay all of our outstanding debt aggregating $1,003.3 million under our $300.0 million Senior Secured Term Loan, $500.0 million Senior Secured Revolving Credit Facility and $610.0 million Senior Secured

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Revolving Credit Facility. In addition, we discharged the remaining $9.8 million of our $250.0 million 10 5/8% Senior Secured Notes. Availability under our $750.0 million Senior Secured Revolving Credit Facility as of December 31, 2009 was $191.7 million.

In October 2009, we converted our Euro 308.1 million Pride of Hawai’i Loan from euro to U.S. dollar-denominated, through maturity, with all other terms unchanged.

As of December 31, 2009, all of our long-term debt was U.S. dollar-denominated. As of December 31, 2008, our debt was U.S. dollar-denominated except for $330.7 million of our Euro 308.1 million Pride of Hawai’i loan which was denominated in euro. We recognized a foreign currency translation gain (loss) of $(22.7) million, $111.5 million and $(92.0) million for the years ended December 31, 2009, 2008 and 2007, respectively, which were recorded as a component of other income (expense) in our consolidated statements of operations.

We have up to $949.3 million (based on the euro/U.S. dollar exchange rate as of December 31, 2009) of export credit financing in place for Norwegian Epic, which will complete our funding requirements for this ship.

Costs incurred in connection with the arranging of loan financing have been deferred and are amortized over the life of the loan agreement. The amortization included in interest expense was $23.2 million (including $6.7 million write-off of loan fees), $13.4 million and $7.3 million for the years ended December 31, 2009, 2008 and 2007, respectively. Also, the $5.2 million original issue discount associated with the $450.0 million 11.75% Senior Secured Notes due 2016 has been deferred and will be amortized over the life of the notes.

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of December 31, 2009. There were no restrictions in the agreements that limit intercompany borrowings or dividends between our subsidiaries that would impact our ability to meet our cash obligations.

The following is a schedule as of December 31, 2009 of principal repayments of our long-term debt (in thousands):

2010	$3,586
2011	165,044
2012	191,372
2013	255,232
2014	283,389
Thereafter	1,664,249

Total	$2,562,872

We had an accrued interest liability of $19.5 million and $23.1 million as of December 31, 2009 and 2008, respectively.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

5. Related Party Disclosures

Transactions with Genting HK, Apollo and TPG

As of December 31, 2009 and 2008, our shareholders and their share ownership were as follows:

Shareholder	Number of Shares	Percentage Ownership
Genting HK(1)	10,500,000	50.0%
Apollo(2)	7,875,000	37.5%
TPG(3)	2,625,000	12.5%

(1)	Genting HK owns its ordinary shares indirectly through Star NCLC Holdings Ltd., a Bermuda wholly-owned subsidiary.
(2)	Apollo owns its ordinary shares indirectly through NCL Investment Ltd., a Bermuda company (2,795,968 ordinary shares) and NCL Investment II Ltd., a Cayman Islands company (5,079,032 ordinary shares).
(3)	TPG owns its ordinary shares indirectly through TPG Viking I, L.P., a Cayman Islands limited partnership (1,957,525 ordinary shares), TPG Viking II, L.P., a Cayman Islands limited partnership (576,118 ordinary shares) and TPG Viking AIV III, L.P., a Delaware limited partnership (91,357 ordinary shares).

In April 2009, we increased our authorized share capital from $30,000 to $48,000 by authorizing 15,000,000 additional ordinary shares of $.0012 par value, resulting in an aggregate authorized share capital of 40,000,000 ordinary shares of $.0012 par value. Following this increase, we received $100.0 million from our shareholders and issued 1,000,000 additional ordinary shares of $.0012 par value to our shareholders pro-rata in accordance with their percentage ownership resulting in an aggregate 21,000,000 ordinary shares of $.0012 par value issued and outstanding as of December 31, 2009.

In January 2008, Apollo became the owner of 50% of our outstanding ordinary share capital through an equity investment of $1.0 billion. Also in 2008, TPG acquired 12.5% of our outstanding ordinary shares from Apollo for $250.0 million. In connection with these transactions, we entered into a reimbursement and distribution agreement, a shareholders’ agreement and subscription agreement, each of which are described below.

In April 2009, we received $15.1 million from Genting HK for reimbursements in connection with improvements to Norwegian Dream which left our fleet upon expiration of the relevant Charter agreement.

In November 2009, we returned Norwegian Majesty, which had been operated by us pursuant to a Charter arrangement, to Genting HK.

The Reimbursement and Distribution Agreement

On August 17, 2007, we entered into a Reimbursement and Distribution Agreement (“RDA”) with NCL Investment Ltd. and Genting HK which sets out arrangements in relation to the NCLA Business, including the subsidizing by Genting HK of certain losses and expenses of NCLA. The RDA became effective on January 7, 2008. Pursuant to the RDA, we withdrew Pride of Aloha from the Hawaii market effective May 11, 2008. Although required under the terms of the RDA to transfer Pride of Aloha to Genting HK, the parties subsequently agreed to re-flag Pride of Aloha into our international fleet and consequently we renamed and launched the ship as Norwegian Sky. Accordingly, as of December 31, 2008, in lieu of returning the ship, we recorded a liability to Genting HK in the amount of $280.7 million which was the net book value of Pride of Aloha as of December 31, 2008. As a result of the decision to withdraw Pride of Aloha from the Hawaii market, Genting HK was obligated

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

to reimburse us for certain losses and expenses related to NCLA which totaled $56.0 million through December 31, 2008, which were paid to us in January 2009. Also, in January 2009, we transferred Norwegian Sky to Genting HK per the terms of the RDA, which settled the $280.7 million liability to Genting HK as of December 31, 2008. We entered into an additional agreement with Genting HK to Charter-in Norwegian Sky through 2010.

Amounts due to Genting HK as of December 31, 2008 of $210.1 million, which were settled in January 2009, represent amounts primarily in connection with the RDA for $280.7 million. For the year ended December 31, 2007, $3.7 million was reimbursed to us by Genting HK for ship-related costs.

In addition, in 2008, we paid Genting HK $196.9 million in connection with the terms of the RDA through a borrowing on a then existing senior secured revolving credit facility.

In June 2009, in connection with the RDA, we agreed with Genting HK to assume and pay any and all costs and expenses related to the maintenance, lay up or docking of the S.S. United States incurred on or prior to December 31, 2009. As part of this transaction, Genting HK agreed that we had satisfied in full our obligations under the RDA and they waived their rights, including title and ownership of, and any sale proceeds of, any assets (other than the S.S. United States) of the NCLA Business including all assets related to our Polynesian Adventure Tours operations. This distribution of the S.S. United States to Genting HK resulted in an equity transaction which reduced property and equipment and additional paid-in capital by $15.0 million.

In December 2009, we reduced additional paid-in capital by $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control.

The Shareholders’ Agreement

On August 17, 2007, NCL Investment Ltd., Genting HK and the Company entered into the Shareholders’ Agreement to regulate the affairs relating to our management and the rights and obligations of Apollo and Genting HK as shareholders. The Shareholders’ Agreement became effective on January 7, 2008. Both NCL Investment II Ltd. and Star NCLC Holdings Ltd., a wholly-owned subsidiary of Genting HK, along with TPG have become parties to the Shareholders’ Agreement through separate joinder agreements.

Apollo and Genting HK were, up until July 2008, entitled to appoint three and two members to our Board of Directors, respectively. Pursuant to a separate agreement between Apollo and TPG, TPG is entitled to designate a non-voting observer who is permitted to attend meetings of our Board of Directors. In July 2008, an amendment to the Shareholders’ Agreement increased the number of members serving on our Board of Directors by two additional members. As a result, Apollo and Genting HK have increased their representation to appoint four and three members, respectively.

Subject to Genting HK consent rights as described below, Apollo has the right to vote the shares held by Genting HK. In the event that the ratio of the aggregate holding of equity securities of Apollo (and certain of their permitted transferees) to the holding of equity securities of Genting HK (and certain of their permitted transferees, including TPG) falls below 0.6, these rights will cease.

Provided the shareholding ratios (as described above) remain, certain reserved matters may not be carried out without the prior consent of Genting HK, which include, among others, the following:

•	any acquisitions or divestitures with the aggregate consideration paid or received exceeding $200.0 million;

•

the primary issuance by us of equity securities in a public offering (other than in the case of the initial public offering of primary ordinary shares, if the number of ordinary shares proposed to be issued in

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

the initial public offering does not exceed 20% of the ordinary shares that would be outstanding after giving effect to the initial public offering);

•	the issuance by us of equity securities in a private offering to third parties, subject to limited exceptions;

•	any capital expenditures with the aggregate amount exceeding $20.0 million;

•	declaring or paying any non-pro rata dividends or distributions;

•	any changes to our memorandum of association or bye-laws; and

•	hiring a new chief executive officer of the Company, provided, however, such consent should not be unreasonably withheld.

Subject to limited exceptions, each shareholder shall have the right to participate on a pro rata basis in any issue of new shares. In addition, Apollo and Genting HK have the right to make written requests to us to register and thereby transfer all or a portion of its equity securities in us through share offerings, provided that the initial registration may only be made in connection with an underwritten public offering of ordinary shares in which the managing underwriter is a nationally recognized “bulge bracket” investment bank and following which (i) we reasonably expect to qualify for the exemption from U.S. Federal income tax set forth in Section 883 of the Internal Revenue Code of 1986, as amended, or any successor provision and (ii) such ordinary shares are listed on the New York Stock Exchange, Nasdaq or the London Stock Exchange (a “Qualified Public Offering”). Following an initial public offering, TPG will also have certain registration rights.

Unless a Qualified Public Offering has occurred whereby Apollo sells any of their shares or any initial public offering of our primary ordinary shares has occurred to which Genting HK has not given its prior written consent, at any time after 54 months from January 7, 2008, Apollo shall be entitled to sell all, but not less than all, of its equity securities to a third party in cash, provided that Apollo shall first offer Genting HK the right to acquire (or cause one or more of its designees to acquire) such equity securities on such terms and conditions as may be specified by Apollo. Additionally, the Shareholders’ Agreement contains certain drag along and tag along rights.

The Subscription Agreement

On August 17, 2007, Genting HK, NCL Investment Ltd. and we entered into a subscription agreement (the “Subscription Agreement”) which set out the terms for the $1.0 billion equity investment by, and issuance of shares to, NCL Investment Ltd. NCL Investment Ltd. assigned to NCL Investment II Ltd. a portion of its rights and obligations under the Subscription Agreement pursuant to an assignment agreement dated January 7, 2008.

Under the Subscription Agreement, we and Genting HK have agreed to cooperate with each other in developing our respective cruise line businesses, provided that such obligations to cooperate do not extend to any such efforts that could reasonably be expected to have an adverse effect on the operation or prospects of such party’s respective cruise line business.

In addition, subject to the terms below, NCL Investment Ltd. and Genting HK have indemnified each other for certain losses arising from breaches of representations, warranties and covenants made by us, Genting HK and NCL Investment Ltd. Both NCL Investment Ltd.’s and Genting HK’s indemnity obligations relating to breaches of representations and warranties are limited to losses relating to breaches of fundamental representations and warranties to the extent such breaches occurred prior to or on April 30, 2008, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations and except as set forth herein. In

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

addition, Genting HK is obligated to indemnify NCL Investment Ltd. and its affiliates for losses relating to certain undisclosed liabilities, provided that such obligations are limited to those undisclosed liabilities that existed as of January 7, 2008 and of which Genting HK had actual knowledge on such date. Genting HK’s indemnity obligations relating to undisclosed liabilities shall not exceed $20.0 million, either individually or in the aggregate, subject to certain exceptions for fraudulent or knowing and intentional misrepresentations.

Genting HK may elect in its sole discretion to satisfy all or a portion of its indemnity obligations in cash or by causing the Company to issue additional ordinary shares of the Company to NCL Investment Ltd.

6. Financial Instruments

Reported fair values are based on a variety of factors and assumptions. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of the balance sheet date or that will be realized in the future and do not include expenses that could be incurred in an actual sale or settlement. Our financial instruments are not held for trading or speculative purposes.

Our exposure under interest rate and fuel hedging agreements is limited to the cost of replacing the contracts in the event of non-performance by the counterparties to the contracts. To minimize this risk, we select counterparties with credit risks acceptable to us.

The following are the fair values and methods used to estimate the fair values of our financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and cash equivalents approximate their fair values due to the short-term maturity of these instruments.

Long-Term Debt

As of December 31, 2009 and 2008, the fair value of our long-term debt, including the current portion, was $2,483.1 million and $2,294.3 million, respectively, which was $74.6 million and $362.2 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

Derivatives Measured at Fair Value

In September 2006, the FASB issued guidance which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. We adopted the required provisions as of January 1, 2008 and there was no material impact to our consolidated financial position and results of operations due to the adoption. Beginning January 1, 2009, the standard applies to our non-recurring measurements of non-financial assets and liabilities such as our measurement of potential impairments of goodwill, other intangibles and other long-lived assets. The adoption of these remaining provisions did not have a material impact on our consolidated financial position and results of operations.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following table sets forth our derivatives that were measured at fair value as of December 31, 2009 and 2008, categorized by input level in the fair value hierarchy (in thousands):

	2009			2008
Derivatives:	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Assets (prepaid expenses and other assets)	$—	$9.0	$—	$—	$1.1	$—

Liabilities (accrued expenses and other liabilities)	$—	$10.1	$—	$—	$95.5	$—

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of December 31, 2009 and 2008, our derivative instruments consisted of interest rate and fuel swaps. We entered into an interest rate swap agreement to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts through 2010. As of December 31, 2009 and 2008, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and had an unfavorable fair value of $10.1 million and $9.3 million, respectively. As of December 31, 2009, the fuel swaps had a favorable fair value of $9.0 million and as of December 31, 2008 an unfavorable fair value of $9.3 million which pertained to 302.5 thousand metric tons and 78.2 thousand metric tons, respectively, of our projected fuel purchases.

As of December 2008, our derivative instruments also consisted of foreign currency forward contracts and fuel derivative contracts (three-way collar contracts). Our exposure to foreign currency exchange rate risk relates primarily to our ship-building contract and to our then euro-denominated debt. We entered into foreign currency forward contracts for these payments and as of December 31, 2008 we had a favorable fair value of $1.1 million. Our ship-building contract is denominated in euro and the related debt agreement will be denominated in euro. Our principal and interest payments for the debt will be payable in euro and will be subject to the exchange rate at the time these payments are due. We entered into fuel derivative contracts (three-way collar contracts) to economically hedge our forecasted fuel purchases and as of December 31, 2008, we had an unfavorable fair value for these contracts of $76.9 million.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit risks related contingent features in our derivative agreements.

As of December 31, 2009, we had $10.1 million in accrued expenses and other liabilities and $0.7 million in prepaid expenses and other in our consolidated balance sheet for the fair value of derivatives not designated as hedging instruments.

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the year ended December 31, 2009 as follows (in thousands):

Interest rate swap	$(5,527)
Foreign currency forward contracts and swaps	20,583
Fuel derivative contracts	20,399

Total gain related to derivatives not designated as hedging instruments	$35,455

As of December 31, 2009, we had $9.0 million in prepaid expenses and other assets for the fair value of fuel swaps which were designated as cash flow hedges. The effects of the hedging instruments for year ended December 31, 2009 were as follows (in thousands):

Amount of gain recognized to other comprehensive income—effective portion	$1,625
Amount of gain recognized to other income (expense)—ineffective portion	170

Total gain related to derivatives designated as hedging instruments	$1,795

Foreign Currency Contracts

As of December 31, 2008, we had foreign currency forward contracts related to euro-denominated contractual obligations with an aggregate notional amount of $66.4 million maturing through October 2009. Our exposure to market risk for fluctuations in foreign currency exchange rates relates to our ship construction contract. We use foreign currency forward contracts and purchase options to mitigate the impact of fluctuations in foreign currency exchange rates. During 2009, 2008, and 2007 we included a gain of $20.6 million, $1.1 million and $4.6 million, respectively, related to forward contracts in other income (expense) in our consolidated statements of operations.

Interest Rate Swap

Our exposure to market risk for changes in interest rates relates to our long-term debt obligations. We enter into interest rate swap agreements to modify our exposure to interest rate movements and to manage our interest expense and rent expense. Market risk associated with our long-term fixed rate debt is the potential increase in

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates. As of December 31, 2009 and 2008, our interest rate swap agreement effectively changed $400.0 million of LIBOR-based floating rate debt to 2.98% fixed rate debt through October 2010.

Non-recurring Measurements of Non-financial Assets

Goodwill and other indefinite-lived assets, principally tradenames, are reviewed for impairment on an annual basis or earlier if there is an event or change in circumstances that would indicate that the carrying value of these assets could not be fully recovered.

If the carrying amount of the asset exceeds the estimated expected undiscounted future cash flows, we measure the amount of the impairment by comparing the carrying amount of the asset to its fair value. We estimate fair value based on the best information available making whatever estimates, judgments and projections are considered necessary. The estimation of fair value measured by discounting expected future cash flows at discount rates commensurate with the risk involved are considered level 3 inputs. We do not believe that we have any impairment to our goodwill or tradenames as of December 31, 2009. We believe our estimates and judgments with respect to our goodwill and tradenames are reasonable. Nonetheless, if there was a material change in assumptions used in the determination of such fair values or if there is a material change in the conditions or circumstances that influence such assets, we could be required to record an impairment charge.

7. Employee Benefits and Share Option Plans

Profits Sharing Agreement

In 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount.

In July and December 2009, the profits interests, consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to senior management. The TBUs vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles.

The termination of employment results in forfeiture of any non-vested TBUs and all PBUs. TBUs that are vested can be either continued by the Company or cancelled and paid to the employee. Cancellation can take place anytime after termination but not before two years after the grant date.

The fair value of the profits interests was computed using a binomial (lattice) model using the following assumptions:

Dividend yield	0%
Expected stock price volatility	59.21% & 61.28%
Risk-free interest rate	3.39% & 3.26%
Expected unit life	3 years

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Expected stock price volatility was based on annual volatilities of comparable companies in our industry based on three years of historical data. Risk-free interest rates were adjusted to the average risk-free rates applicable for the July 23, 2009 and December 18, 2009 grant dates. The expected unit life was calculated with the expectation of a distribution event occurring within a three-year period. We estimated forfeitures based on our historical termination rates for the last three years.

The aggregate fair value for the profits interests as of December 31, 2009 was comprised of $7.1 million for PBUs and $7.0 million for TBUs. The fair value of the vested TBUs of $3.7 million was recorded in marketing, general and administrative expense in our consolidated statement of operations for the year ended December 31, 2009. As of December 31, 2009, there was $3.3 million of total unrecognized compensation expense related to TBU non-vested shares. As of December 31, 2009, there was no aggregate intrinsic value of options outstanding and exercisable.

Share Activity

	Number of Shares		TBUs Weighted Average Unit Price	PBUs Weighted Average Unit Price
	TBUs	PBUs
Outstanding as of December 31, 2008	—	—
Granted	316,500	311,500	$21.96	$22.81
Forfeited	12,800	16,000

Outstanding as of December 31, 2009	303,700	295,500	$21.94	$22.81

Exercisable as of December 31, 2009	51,700	—	$25.08	$—

Non-vested as of December 31, 2009	252,000	295,500	$21.44	$22.81

Share option scheme for shares of Genting HK

Share options that are exercisable for shares of Genting HK have been granted to certain directors and employees of Genting HK and NCL under the “Star Cruises Employees Share Option Scheme for Executives.” This Scheme is comprised of the “Pre-listing Employee Share Option Scheme” which was originally adopted by Genting HK on April 16, 1997 prior to the listing of its ordinary shares on The Stock Exchange of Hong Kong Limited and the “Post-listing Employee Share Option Scheme” adopted by Genting HK on August 23, 2000 (as effected on November 30, 2000 and amended on May 22, 2002).

As of December 31, 2009, outstanding share options granted to NCL’s employees (including directors) under the Post-listing Employee Share Option Scheme totaled 41,339,476 with a weighted-average exercise price of $0.34 per share, including 2,595,853 and 843,653 granted to executive officers and directors, respectively. As of December 31, 2009, a former executive had a share option to purchase 389,377 shares of Genting HK’s common shares at a price of $0.40 per share under the Pre-Listing Share Option Scheme and no further options can be granted. Amounts exercisable under the Pre-listing Employee Share Option Scheme and the Post-listing employee Share Option Scheme totaled 389,377 and 41,339,476, respectively.

Total compensation expense for options issued under the Pre-Listing Employee Share Option Scheme and the Post-Listing Share Option Scheme was $0.8 million and $0.9 million for the years ended December 31, 2008 and 2007, respectively. As of December 31, 2008, all compensation expense had been recognized.

There were no options granted or modified during 2009, 2008 and 2007.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Pertinent information covering the options granted pursuant to the Share Option Scheme is as follows:

	Number of Shares	Option Price	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Expiration Date
Outstanding as of December 31, 2008	41,339,476	$0.21-$0.36	$0.34	4.92	2012-14
Granted	—	—	—	—	—
Forfeited	—	—	—	—	—

Outstanding as of December 31, 2009	41,339,476	$0.21-$0.36	$0.34	2.97	2012-14

Options exercisable at December 31, 2009	41,339,476	$0.21-$0.36	$0.34	2.97

Significant option groups outstanding as of December 31, 2009 and related price and life information is as follows:

	Options Outstanding			Options Exercisable
Exercise Price	Outstanding at December 31, 2009	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (years)	Exercisable at December 31, 2009	Weighted Average Exercise Price
$0.36	34,662,970	$0.36	2.65	34,662,970	$0.36
$0.21	6,676,506	$0.21	4.65	6,676,506	$0.21

	41,339,476	$0.34	2.97	41,339,476	$0.34

As of December 31, 2009, there was no aggregate intrinsic value of options outstanding and exercisable.

Employee Benefit Plans

Certain of our executive officers are employed pursuant to employment agreements that provide for severance payments. Severance is generally only payable upon an involuntary termination of the executive’s employment by us without cause or a termination by the executive for good reason. Severance generally includes a cash payment based on the executive’s base salary (and in some cases, bonus), and our payment of the executive’s continued medical benefits for the applicable severance period. During 2008, we entered into a severance agreement with one of our former executives and have recognized costs associated with this of $25.3 million. As of December 31, 2009, the remaining liability was $17.0, which includes a fully vested co-investment profits interest award granted to the former executive under the profits sharing agreement described above.

We maintain annual incentive bonus plans for our executive officers and other key employees. Bonuses under these plans become earned and payable based on both the Company’s and each individual’s performance during the applicable performance period and the individual’s continued employment. Company performance criteria include the attainment of certain financial targets and other strategic objectives.

We maintain a 401(k) Plan for our shoreside employees. Participants may contribute up to 100% of eligible compensation each pay period, subject to certain limitations. We make matching contributions equal to 100% of the first 3% and 50% of the next 7% of each participant’s contributions, and our matching contributions may not exceed 6.5% of each participant’s compensation. Our matching contributions are vested according to a five-year schedule. The 401(k) Plan is subject to the provisions of ERISA and is intended to be qualified under section 401(a) of the U.S. Internal Revenue Code (the “Code”).

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Our contributions are reduced by contributions forfeited by those employees who leave the 401(k) Plan prior to vesting fully in the contributions. Forfeited contributions of $0.3 million, $0.2 million and $0.2 million were utilized in each of the years ended December 31, 2009, 2008 and 2007, respectively.

We maintain a Supplemental Executive Retirement Plan (“SERP Plan”), an unfunded defined contribution plan, for certain of our key employees whose benefits are limited under the 401(k) Plan and who were employed by the Company in an executive capacity prior to 2008. We credit participants under the SERP Plan for amounts that would have been contributed by us to the Company’s previous Defined Contribution Retirement Plan and the former 401(k) Plan without regard to any limitations imposed by the Code. As of December 31, 2009 and 2008, the aggregate balance of participants’ deferred compensation accounts under the SERP Plan was $0.9 million. No amounts were contributed under the SERP Plan by us as of December 31, 2009, 2008, and 2007, as the SERP Plan is unfunded.

We previously maintained a Supplemental Senior Executive Retirement Plan (“SSERP Plan”), an unfunded defined benefit plan, for one of our former executives. Pursuant to a severance agreement entered into with our former executive in 2008, he waived all of his rights to receive benefits under the SSERP Plan in exchange for cash payments that will be paid in installments and comprise a portion of his severance benefits. We had an accrual of $9.6 million with respect to the SSERP Plan as of December 31, 2009 and 2008.

We recorded expenses related to the 401(k) Plan, SERP Plan and SSERP Plan of $3.1 million, $3.6 million and $4.2 million for the years ended December 31, 2009, 2008 and 2007, respectively.

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of our Shipboard Retirement Plan. Our Shipboard Retirement Plan is unfunded with no plan assets. The projected benefit obligation of $8.0 million was included in other long-term liabilities in our consolidated balance sheet as of December 31, 2009. The amounts related to our Shipboard Retirement Plan are presented as follows (in thousands):

2009
Pension expense:
Service cost	$991
Interest cost	496
Amortization of prior service cost	378

Total pension expense	$1,865

Change in projected benefit obligation:
Implementation of Shipboard Retirement Plan in January 2009	$7,939
Service cost	991
Interest cost	496
Actuarial Gain	(1,410)

Projected benefit obligation as of December 31, 2009	$8,016

Amounts recognized in consolidated balance sheet:
Projected benefit obligation	$8,016

Amounts recognized in accumulated other comprehensive income (loss):
Prior service cost	$(7,561)
Accumulated gain	1,410

Accumulated other comprehensive income (loss) as of December 31, 2009	$(6,151)

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

The discount rates used in the net periodic benefit cost calculation for the years 2009 and 2010 are 6.25% and 6.0%, respectively, and the actuarial gain is amortized over 20.96 years. The discount rate is used to measure and recognize obligations, including adjustments to other comprehensive income, and to determine expense during the periods. It is determined by using bond indices which reflect yields on a broad maturity and industry universe of high-quality corporate bonds.

The pension benefits expected to be paid in each of the next five years and in aggregate for the five years thereafter are as follows (in thousands):

2010	$—
2011	456
2012	479
2013	500
2014	545
Next five years	3,918

8. Income Taxes

We are incorporated in Bermuda, and our subsidiary, Arrasas Limited, is incorporated in the Isle of Man. Generally, we are not subject to income tax in respect of activities undertaken outside these countries.

We previously had operations in Norway through NCL Holdings ASA (“NCLH”) and its subsidiaries. Deferred tax assets and liabilities that relate to our Norwegian taxes were comprised of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Deferred tax assets:
Loss carryforwards	$42,249	$38,893
Shares in NCL Cruises Ltd.	73,324	33,857
Pension obligation	541	473
Other	236	292

	116,350	73,515
Valuation allowance	(116,350)	(73,515)

Total net deferred taxes	$—	$—

Taxable losses can be carried forward indefinitely. Total losses available for carry forward related to NCLH as of December 31, 2009 and 2008 are $150.9 million and $138.9 million, respectively.

In January 2008, NCL Corporation Ltd. became a partnership for U.S. Federal income tax purposes and incurs no U.S. Federal or State income tax liability. Each partner is required to take into account its allocable share of items of income, gain, loss and deduction of the partnership in computing its U.S. Federal income tax liability, regardless of whether or not cash distributions are made.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Deferred tax assets and liabilities that relate to our U.S. subsidiaries were comprised of the following as of December 31, 2009 and 2008 (in thousands):

	2009	2008
Deferred tax assets:
Loss carryforwards	$—	$250,287
Start-up expenses	—	9,005
Disallowed interest	—	40,675
Translation loss and other	—	10,373
Allowances and accruals	—	3,742

Total deferred tax assets	—	314,082

	2009	2008
Deferred tax liabilities:
Deprecation and amortization	—	(163,492)
Capital leases and other	—	(591)

Total deferred tax liabilities	—	(164,083)

Net deferred tax assets	—	149,999
Valuation allowance	—	(149,999)

Total net deferred taxes	$—	$—

In connection with the RDA (we refer you to Note 5 “Related Party Disclosures”), in December 2009, NCL America Holdings, Inc. (NCLAH), the tax owner of the assets of the U.S.-flagged operation, was converted to a limited liability company (LLC) under Delaware law which resulted in a complete liquidation for U.S. income tax purposes. As a result, as of December 31, 2009, we have no deferred tax assets, deferred tax liabilities or related valuation allowance on our balance sheet related to our U.S. subsidiaries, and our shareholders are subject to U.S. Federal income taxation with respect to income derived in respect of our U.S.-flagged operations.

As of December 31, 2008, a valuation allowance was provided against the net deferred tax asset since these operations did not have a history of profitable operations. As of December 31, 2008, our U.S. subsidiaries had cumulative operating loss carryforwards for Federal and State tax purposes of $639.1 million.

9. Commitments and Contingencies

Operating Leases

We operate principally in leased premises. Total expense under non-cancelable operating lease commitments, primarily for offices, motor vehicles and office equipment was $10.9 million, $11.0 million and $11.1 million for the years ended December 31, 2009, 2008 and 2007, respectively.

As of December 31, 2009, minimum annual rentals for non-cancelable leases with initial or remaining terms in excess of one year were as follows (in thousands):

2010	$6,818
2011	5,778
2012	4,994
2013	4,983
2014	5,033
Thereafter	17,231

Total	$44,837

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Rental payments applicable to such operating leases are recognized on a straight-line basis over the term of the lease.

Capital Expenditures

We anticipate that capital expenditures will be $1.1 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of December 31, 2009.

Norwegian Epic is under construction and will add approximately 4,100 berths to our fleet with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of December 31, 2009, is $1.3 billion. As of December 31, 2009, we had capitalized costs of $283.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

(i) In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009 and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. We have filed a response to the plaintiff’s motion and a motion for sanctions which are currently pending before the court. We are not able at this time to estimate any further impact from these proceedings.

(ii) In June 2006, a complaint was filed against us in the Circuit Court of Miami-Dade County, Florida, alleging breach of contract and fraudulent misrepresentation stemming from two 2004 Charter sailings of Pride of Aloha. In December 2009 the matter was settled and did not have a material impact on our consolidated financial position, results of operations or cash flows.

(iii) The office of the Attorney General for the State of Florida is conducting an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. We are cooperating with this investigation and are not able at this time to estimate the impact of this investigation.

(iv) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(v) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are defending vigorously this action and are not able at this time to estimate the impact of these proceedings.

(vi) In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. As discussed above, we intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

Commitments

We have future commitments to pay for usage of certain port facilities as of December 31, 2009 (in thousands) as follows:

2010	$20,339
2011	20,155
2012	18,300
2013	18,654
2014	20,183
Thereafter	74,328

Total	$171,959

The U.S. Federal Maritime Commission requires evidence of financial responsibility for those offering transportation on passenger ships operating out of U.S. ports to indemnify passengers in the event of non-performance of the transportation. Accordingly, we are required to maintain a $15.0 million third party performance guarantee on our behalf in respect of liabilities for non-performance of transportation and other obligations to passengers. Proposed regulations would revise the financial requirements with respect to both death/injury and non-performance coverages. Also, the Passenger Shipping Association has issued a legal requirement for us to maintain a security guarantee based on cruise business originated from the United Kingdom currently valued at British Pound Sterling 4.1 million. We also are required to establish financial responsibility by other jurisdictions to meet liability in the event of non-performance of our obligations to passengers from those jurisdictions.

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of December 31, 2009, an aggregate of $89.3 million of collateral to all of our service providers was included in other assets in our consolidated balance sheet.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

10. Supplemental Cash Flow Information

For the years ended December 31, 2009, 2008 and 2007 we paid interest expense of $150.4 million, $167.9 million and $175.9 million, respectively.

For the year ended December 31, 2009, we had non-cash financing activities of $297.8 million in connection with the transfers of Norwegian Sky, Norwegian Majesty and Norwegian Dream, as well as the distribution of the S.S. United States to Genting HK. We also had $3.5 million pertaining to certain estimated tax positions relating to transactions amongst entities under common control (we refer you to Note 5 “Related Party Disclosures”). In addition, we had $37.1 million of loan fees capitalized and accrued associated with amendments to our debt agreements (we refer you to Note 4 “Long-Term Debt”), $6.9 million of non-cash activities in connection with our Shipboard Retirement Plan (we refer you to Note 7 “Employee Benefit Plans”), $8.5 million in connection with fuel derivative cash flow hedges, and $1.0 million for a note receivable. For the year ended 2008, we had non-cash financing activities of $224.7 million in amounts due to Genting HK primarily in connection with the RDA (we refer you to Note 5 “Related Party Disclosures”).

For the years ended December 31, 2009 and 2007 we had non-cash investing activities related to capital leases of $6.6 million and $0.6 million, respectively. For the year ended December 31, 2008, we had no non-cash activities related to capital leases.

11. Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations and cash flows for each of the three years ended December 31, 2009, 2008 and 2007 and condensed consolidating balance sheets as of December 31, 2009 and 2008, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the appraised value of the ships and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$424,863	$850,981	$—	$1,275,844
Onboard and other	—	193,810	385,550	—	579,360

Total revenue	—	618,673	1,236,531	—	1,855,204

Cruise operating expense
Commissions, transportation and other	—	103,887	207,421	—	311,308
Onboard and other	—	53,391	104,939	—	158,330
Payroll and related	—	105,841	212,313	—	318,154
Fuel	—	66,766	95,917	—	162,683
Food	—	42,619	76,280	—	118,899
Other	—	63,906	156,174	—	220,080

Total cruise operating expense	—	436,410	853,044	—	1,289,454

Other operating expense
Marketing, general and administrative	—	102,239	139,437	—	241,676
Depreciation and amortization	—	56,831	95,869	—	152,700

Total other operating expense	—	159,070	235,306	—	394,376

Operating income	—	23,193	148,181	—	171,374

Non-operating income (expense)
Interest income	1	—	835	—	836
Interest expense, net of capitalized interest	(67,063)	(23,153)	(92,197)	67,063	(115,350)
Management fee	67,063	—	—	(67,063)	—
Other income (expense)	(5,680)	624	15,429	—	10,373
Equity in earnings (loss) of subsidiaries	72,912	—	—	(72,912)	—

Total non-operating income (expense)	67,233	(22,529)	(75,933)	(72,912)	(104,141)

Net income (loss)	$67,233	$664	$72,248	$(72,912)	$67,233

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$474,178	$1,027,468	$—	$1,501,646
Onboard and other	—	199,126	405,629	—	604,755

Total revenue	—	673,304	1,433,097	—	2,106,401

Cruise operating expense
Commissions, transportation and other	—	95,658	246,278	—	341,936
Onboard and other	—	55,405	127,412	—	182,817
Payroll and related	—	109,334	267,874	—	377,208
Fuel	—	99,602	158,660	—	258,262
Food	—	41,964	84,772	—	126,736
Other	—	87,987	203,535	—	291,522

Total cruise operating expense	—	489,950	1,088,531	—	1,578,481

Other operating expense
Marketing, general and administrative	—	111,132	188,695	—	299,827
Depreciation and amortization	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775

Total other operating expense	—	167,665	423,502	—	591,167

Operating income (loss)	—	15,689	(78,936)	—	(63,247)

Non-operating income (expense)
Interest income	—	—	2,796	—	2,796
Interest expense, net of capitalized interest	(95,438)	(32,950)	(119,414)	95,438	(152,364)
Management fee	95,438	—	—	(95,438)	—
Other income (expense)	94,041	(904)	(92,125)	—	1,012
Equity in earnings (loss) of subsidiaries	(305,844)	—	—	305,844	—

Total non-operating income (expense)	(211,803)	(33,854)	(208,743)	305,844	(148,556)

Net income (loss)	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Operations

For the Year Ended December 31, 2007

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$466,982	$1,108,869	$—	$1,575,851
Onboard and other	—	189,606	411,437	—	601,043

Total revenue	—	656,588	1,520,306	—	2,176,894

Cruise operating expense
Commissions, transportation and other	—	102,670	332,079	—	434,749
Onboard and other	—	53,231	151,537	—	204,768
Payroll and related	—	105,490	331,353	—	436,843
Fuel	—	77,098	116,075	—	193,173
Food	—	38,087	82,546	—	120,633
Other	—	97,815	209,038	—	306,853

Total cruise operating expense	—	474,391	1,222,628	—	1,697,019

Other operating expense
Marketing, general and administrative	—	101,150	185,943	—	287,093
Depreciation and amortization		58,882	89,121	—	148,003
Impairment loss	—	—	2,565	—	2,565

Total other operating expense	—	160,032	277,629	—	437,661

Operating income	—	22,165	20,049	—	42,214

Non-operating income (expense)
Interest income	—	—	1,384	—	1,384
Interest expense, net of capitalized interest	(115,959)	(40,035)	(135,374)	115,959	(175,409)
Management fee	115,959	—	—	(115,959)	—
Other income (expense)	(19,153)	(799)	(75,199)	—	(95,151)
Equity in earnings (loss) of subsidiaries	(207,809)	—	—	207,809	—

Total non-operating income (expense)	(226,962)	(40,834)	(209,189)	207,809	(269,176)

Net income (loss)	$(226,962)	$(18,669)	$(189,140)	$207,809	$(226,962)

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Restricted cash	—	—	3,097	—	3,097
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	45,926	—	61,580

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562

Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	143,825	—	206,419
Due to Affiliate, net	—	834,342	1,918,262	(2,752,379)	225
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038

Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity	1,704,551	439,486	(414,443)	(25,043)	1,704,551

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Balance Sheet

As of December 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$355	$7,497	$177,865	$—	$185,717
Restricted cash	—	—	4,004	—	4,004
Accounts receivable, net	—	552	5,495	—	6,047
Due from Affiliate, net	2,807,359	—	—	(2,807,359)	—
Inventories	—	11,727	17,767	—	29,494
Prepaid expenses and other assets	194	11,396	12,870	—	24,460

Total current assets	2,807,908	31,172	218,001	(2,807,359)	$249,722

Property and equipment, net	—	1,326,498	2,792,724	—	4,119,222
Goodwill and tradenames	602,792	—		—	602,792
Other assets	11,678	221	63,506	—	75,405

	$3,422,378	$1,357,891	$3,074,231	$(2,807,359)	$5,047,141

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$88,543	$—	$93,944	$—	$182,487
Accounts payable	—	671	69,741	—	70,412
Accrued expenses and other liabilities	22,568	42,566	213,079	—	278,213
Due to Affiliate, net	—	877,373	2,140,044	(2,807,359)	210,058
Advance ticket sales	—	—	250,638	—	250,638

Total current liabilities	111,111	920,610	2,767,446	(2,807,359)	991,808

Long-term debt	1,734,174	—	739,840	—	2,474,014
Other long-term liabilities	—	—	31,520	—	31,520
Investment in subsidiaries	27,294	—	—	(27,294)	—

Total liabilities	1,872,579	920,610	3,538,806	(2,834,653)	3,497,342

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	24	24	87,817	(87,841)	24
Additional paid-in capital	2,242,946	378,405	243,768	(622,173)	2,242,946
Accumulated other comprehensive income	137	—	—	—	137
Retained earnings (deficit)	(693,308)	58,852	(796,160)	737,308	(693,308)

Total shareholders’ equity	1,549,799	437,281	(464,575)	27,294	1,549,799

	$3,422,378	$1,357,891	$3,074,231	$(2,807,359)	$5,047,141

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income	$67,233	$664	$72,248	$(72,912)	$67,233
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization expense	9,456	56,831	103,414	—	169,701
Loss on translation of debt	—	—	22,677	—	22,677
Gain on derivatives	—	—	(35,488)	—	(35,488)
Write-off of unamortized loan fees	6,744	—	—	—	6,744
Share-based compensation expense	—	1,541	2,534	—	4,075
Equity in (earnings) loss of subsidiaries	(72,912)	—	—	72,912	—
Changes in operating assets and liabilities:
Accounts receivable, net	(1,289)	(630)	1,387	—	(532)
Inventories	—	(498)	1,127	—	629
Prepaid expenses and other assets	3,917	1,659	(96,181)	—	(90,605)
Accounts payable	—	5,271	(47,307)	—	(42,036)
Accrued expenses and other liabilities	1,156	(8,233)	(49,389)	—	(56,466)
Advance ticket sales	—	—	4,794	—	4,794

Net cash provided by (used in) operating activities	14,305	56,605	(20,184)	—	50,726

Cash flows from investing activities
Additions to property and equipment, net	—	(11,168)	(150,670)	—	(161,838)
Increase in restricted cash	—	—	(4,735)	—	(4,735)

Net cash used in investing activities	—	(11,168)	(155,405)	—	(166,573)

Cash flows from financing activities
Repayments of long-term debt	(1,232,715)	—	(16,349)	—	(1,249,064)
Proceeds from long-term debt	1,121,021	—	—	—	1,121,021
Transactions with Affiliate, net	54,979	(43,031)	59,593	—	71,541
Contribution from Affiliates, net	100,000	—	—	—	100,000
Other, primarily deferred financing fees	(57,945)	—	(5,271)	—	(63,216)

Net cash provided by (used in) financing activities	(14,660)	(43,031)	37,973	—	(19,718)

Net increase (decrease) in cash and cash equivalents	(355)	2,406	(137,616)	—	(135,565)
Cash and cash equivalents at beginning of year	355	7,497	177,865		185,717

Cash and cash equivalents at end of year	$—	$9,903	$40,249	$—	$50,152

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2008

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net loss	$(211,803)	$(18,165)	$(287,679)	$305,844	$(211,803)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization expense	—	56,533	106,032	—	162,565
Impairment loss	—	—	128,775	—	128,775
Gain on translation of debt	(96,906)	—	(14,558)	—	(111,464)
Loss on derivatives	—	—	101,511	—	101,511
Write-off of unamortized loan fees	6,788	—	—	—	6,788
Share-based compensation expense	—	294	571	—	865
Equity in (earnings) loss of subsidiaries	305,844	—	—	(305,844)	—
Changes in operating assets and liabilities:
Accounts receivable, net	257	(405)	2,274	—	2,126
Inventories	—	774	11,729	—	12,503
Prepaid expenses and other assets	4,346	(7,153)	(12,516)	—	(15,323)
Accounts payable	—	(515)	(17,788)	—	(18,303)
Accrued expenses and other liabilities	(7,485)	18,720	(10,608)	—	627
Advance ticket sales	—	—	(82,164)	—	(82,164)

Net cash provided by (used in) operating activities	1,041	50,083	(74,421)	—	(23,297)

Cash flows from investing activities
Additions to property and equipment, net	—	(11,046)	(152,561)	—	(163,607)
Increase in restricted cash	—	—	(2,629)	—	(2,629)

Net cash used in investing activities	—	(11,046)	(155,190)	—	(166,236)

Cash flows from financing activities
Repayments of long-term debt	(1,428,523)	—	(95,572)	—	(1,524,095)
Proceeds from long-term debt	1,123,000	—	—	—	1,123,000
Transactions with Affiliate, net	(642,555)	(38,794)	470,082	—	(211,267)
Contribution from Affiliates, net	948,111	—	—	—	948,111
Other	(719)	—	(71)	—	(790)

Net cash provided by (used in) financing activities	(686)	(38,794)	374,439	—	334,959

Net increase in cash and cash equivalents	355	243	144,828	—	145,426
Cash and cash equivalents at beginning of year	—	7,254	33,037	—	40,291

Cash and cash equivalents at end of year	$355	$7,497	$177,865	$—	$185,717

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

Condensed Consolidating Statement of Cash Flows

For the Year Ended December 31, 2007

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net loss	$(226,962)	$(18,669)	$(189,140)	$207,809	$(226,962)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	—	58,882	89,121	—	148,003
Impairment loss	—	—	2,565	—	2,565
Loss on translation of debt	53,467	—	38,557	—	92,024
Gain on derivatives	(2,123)	—	(2,445)	—	(4,568)
Share-based compensation expense	—	—	843	—	843
Equity in (earnings) loss of subsidiaries	207,809	—	—	(207,809)	—
Changes in operating assets and liabilities:
Accounts receivable, net	(182)	586	1,667	—	2,071
Inventories	—	(3,805)	(4,800)	—	(8,605)
Prepaid expenses and other assets	310	4,250	3,453	—	8,013
Accounts payable	—	(1,018)	(27,214)	—	(28,232)
Accrued expenses and other liabilities	6,615	(428)	26,240	—	32,427
Advance ticket sales	—	—	18,752	—	18,752

Net cash provided by (used in) operating activities	38,934	39,798	(42,401)	—	36,331

Cash flows from investing activities
Additions to property and equipment, net	—	(6,405)	(576,432)	—	(582,837)
Increase in restricted cash	—	—	(181)	—	(181)
Proceeds from sale of asset	—	—	1,440	—	1,440

Net cash used in investing activities	—	(6,405)	(575,173)	—	(581,578)
Cash flows from financing activities
Repayments of long-term debt	(228,999)	—	(94,465)	—	(323,464)
Proceeds from long-term debt	839,925	—	—	—	839,925
Transactions with Affiliate, net	(649,117)	(35,025)	692,596	—	8,454
Contribution from Affiliates, net	—	—	—	—
Other, primarily deferred financing fees	(743)	—	(2,164)	—	(2,907)

Net cash provided by (used in) financing activities	(38,934)	(35,025)	595,967	—	522,008

Net decrease in cash and cash equivalents	—	(1,632)	(21,607)	—	(23,239)
Cash and cash equivalents at beginning of year	—	8,886	54,644	—	63,530

Cash and cash equivalents at end of year	$—	$7,254	$33,037	$—	$40,291

NCL Corporation Ltd.

Consolidated Statements of Operations

(unaudited in thousands)

	Three months ended March 31,
	2010	2009
Revenue
Passenger ticket	$279,032	$283,148
Onboard and other	137,470	141,307

Total revenue	416,502	424,455

Cruise operating expense
Commissions, transportation and other	63,937	66,949
Onboard and other	32,822	35,436
Payroll and related	77,024	82,263
Fuel	47,338	32,528
Food	24,751	29,992
Other	48,292	63,082

Total cruise operating expense	294,164	310,250

Other operating expense
Marketing, general and administrative	64,199	63,303
Depreciation and amortization	37,857	37,984

Total other operating expense	102,056	101,287

Operating income	20,282	12,918

Non-operating income (expense)
Interest income	28	348
Interest expense, net of capitalized interest	(35,839)	(25,412)
Other income (expense)	(603)	17,335

Total non-operating income (expense)	(36,414)	(7,729)

Net income (loss)	$(16,132)	$5,189

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Balance Sheets

(unaudited, in thousands, except share data)

	March 31, 2010	December 31, 2009
Assets
Current assets:
Cash and cash equivalents	$90,489	$50,152
Restricted cash	2,881	3,097
Accounts receivable, net	7,452	7,868
Inventories	31,263	28,865
Prepaid expenses and other assets	48,674	61,580

Total current assets	180,759	151,562
Property and equipment, net	3,824,794	3,836,127
Goodwill and tradenames	602,792	602,792
Other assets	215,939	220,867

	$4,824,284	$4,811,348

Liabilities and shareholders’ equity
Current liabilities:
Current portion of long-term debt	$17,168	$3,586
Accounts payable	39,745	28,376
Accrued expenses and other liabilities	223,331	206,419
Due to Affiliate, net	392	225
Advance ticket sales	320,213	255,432

Total current liabilities	600,849	494,038
Long-term debt	2,474,996	2,554,105
Other long-term liabilities	58,008	58,654

Total liabilities	3,133,853	3,106,797

Commitments and contingencies (Note 7)

Shareholders’ equity:
Ordinary shares, $.0012 par value; 40,000,000 shares authorized; 21,000,000 shares issued and outstanding	25	25
Additional paid-in capital	2,328,929	2,328,302
Accumulated other comprehensive income	3,684	2,299
Retained earnings (deficit)	(642,207)	(626,075)

Total shareholders’ equity	1,690,431	1,704,551

	$4,824,284	$4,811,348

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Consolidated Statements of Cash Flows

(unaudited, in thousands)

	Three months ended March 31,
	2010	2009
Cash flows from operating activities
Net income (loss)	$(16,132)	$5,189
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization expense	42,582	37,984
Gain on translation of debt	—	(17,067)
Loss on derivatives	297	799
Stock compensation expense	630	173
Changes in operating assets and liabilities:
Accounts receivable, net	416	152
Inventories	(2,398)	551
Prepaid expenses and other assets	15,617	2,843
Accounts payable	11,369	(30,622)
Accrued expenses and other liabilities	15,969	(28,915)
Advance ticket sales	64,781	32,996

Net cash provided by operating activities	133,131	4,083

Cash flows from investing activities
Additions to property and equipment, net	(26,524)	(56,110)
Restricted cash	337	34

Net cash used in investing activities	(26,187)	(56,076)

Cash flows from financing activities
Repayments of long-term debt	(65,527)	(73,862)
Proceeds from long-term debt	—	30,000
Transactions with Affiliates, net	167	62,600
Other	(1,247)	(1,026)

Net cash provided by (used in) financing activities	(66,607)	17,712

Net increase (decrease) in cash and cash equivalents	40,337	(34,281)
Cash and cash equivalents at beginning of period	50,152	185,717

Cash and cash equivalents at end of period	$90,489	$151,436

Supplemental disclosures (Note 9)

The accompanying notes are an integral part of these consolidated financial statements.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements

(unaudited)

1. Basis of Presentation

The accompanying consolidated financial statements are unaudited and, in our opinion, reflect all normal recurring adjustments necessary for a fair statement of the results for the periods presented.

Our operations are seasonal and results for interim periods are not necessarily indicative of the results for the entire fiscal year. Historically, demand for cruises has been strongest during the summer months. The interim consolidated financial information should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2009, which are included in our most recently filed Annual Report on Form 20-F.

Revenue and Expense Recognition

Revenue and expense include taxes assessed by governmental authorities that are directly imposed on a revenue-producing transaction between a seller and a customer. The amounts included in revenue on a gross basis were $21.9 million and $21.5 million for the three months ended March 31, 2010 and 2009, respectively.

2. Profits Sharing Agreement

In July 2009, we adopted a profits sharing agreement which authorizes us to grant profits interests in the Company to certain key employees. These interests generally vest with the holders based on a combination of performance-based and time-based vesting metrics, each as specified in the profits sharing agreement and each holder’s award agreement. Apollo, Genting HK and TPG are entitled to initially receive any distributions made by the Company, pro-rata based on their shareholdings in the Company. Once Apollo, Genting HK and TPG receive distributions in excess of certain hurdle amounts specified in the profits sharing agreement and each holder’s award agreement, each vested profits interest award generally entitles the holder of such award to a portion of such excess distribution amount which is expected to be in the form of shares, which form is determined solely by the Company.

In July and December 2009, the profits interests, consisting of fifty percent of “Time-Based Units” (“TBUs”) and fifty percent of “Performance-Based Units” (“PBUs”), were granted to key employees. The TBUs vest on a straight-line basis over five years commencing on the later of January 7, 2008 or the employee’s employment start date. Upon a distribution event, the vesting amount of the PBUs is based on the amount of proceeds that are realized above certain hurdles. Non-vested TBUs and all PBUs are forfeited upon termination of employment. Vested TBUs can either be continued or cancelled and paid out to the employee at the Company’s discretion.

For the three months ended March 31, 2010, we recorded $0.6 million of compensation expense for vested TBUs which is included in marketing, general and administrative expense in our consolidated statement of operations. As of March 31, 2010, there was $2.6 million of total unrecognized compensation expense related to TBU non-vested shares.

3. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in measuring fair value should maximize the use of observable inputs and minimize the use of unobservable inputs by requiring that the most observable inputs be used when available. Level 1, “quoted prices in active markets for

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

identical assets or liabilities” are unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities. Level 2, “significant other observable inputs” are used by market participants in pricing the asset or liability based on market data obtained from independent sources. Level 3, “significant unobservable inputs” reflects our assumptions about what we believe market participants would use in pricing the asset or liability based on the best information available. To the extent that the valuation is based on inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment.

The following tables set forth our derivatives that were measured at fair value as of March 31, 2010 and December 31, 2009, categorized by input level in the fair value hierarchy (in millions).

	As of March 31, 2010
Derivatives:	Level 1	Level 2	Level 3	Netting	Total
Assets (prepaid expenses and other assets)
Fuel swaps	$—	$10.5	$—	$(0.5)	$10.0

Liabilities (accrued expenses and other liabilities)
Interest rate swap	$—	$8.0	$—	$—	$8.0
Fuel swaps	—	0.5	—	(0.5)	—

Total liabilities	$—	$8.5	$—	$(0.5)	$8.0

	As of December 31, 2009
Derivatives:	Level 1	Level 2	Level 3	Netting	Total
Assets (prepaid expenses and other assets)
Fuel swaps	$—	$9.0	$—	$—	$9.0

Liabilities (accrued expenses and other liabilities)
Interest rate swap	$—	$10.1	$—	$—	$10.1

We are exposed to market risk attributable to changes in interest rates, foreign currency exchange rates and fuel prices. We attempt to minimize these risks through a combination of our normal operating and financing activities and through the use of derivative financial instruments.

As of March 31, 2010 and December 31, 2009, our derivative instruments consisted of an interest rate swap and fuel swaps. We entered into an interest rate swap agreement to modify our exposure to interest rate movements and to manage our interest expense. Our exposure to market risk for changes in fuel prices relates to the consumption of fuel on our ships. We use fuel swaps to mitigate the financial impact of fluctuations in fuel prices qualifying and designated as hedging instruments (“cash flow hedges”) with contracts through 2011. As of March 31, 2010 and 2009, the notional amount of outstanding debt related to the interest rate swap was $400.0 million and the fuel swaps pertained to 488.2 thousand metric tons and 302.5 thousand metric tons, respectively, of our projected fuel purchases.

Fair value of our derivative contracts is derived using valuation models that utilize the income valuation approach. These valuation models take into account the contract terms, as well as other inputs such as fuel types, fuel curves, exchange rates, creditworthiness of the counterparty and the Company, as well as other data points. The data sources utilized in these valuation models that are significant to the fair value measurement are Level 2 in the fair value hierarchy.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

We assess whether derivatives used in hedging transactions are “highly effective” in offsetting changes in the cash flow of hedged items. We use regression analysis for this hedge relationship and high effectiveness is achieved when a statistically valid relationship reflects a high degree of offset and correlation between the fair values of the derivative instrument and the hedged item. Cash flows from the derivative instrument are classified in the same category as the cash flows from the underlying hedged item. The determination of ineffectiveness is based on the amount of dollar offset between the change in fair value of the derivative instrument and the change in fair value of the hedged item at the end of the reporting period. If it is determined that a derivative is not highly effective as a hedge then the change in fair value is recognized in earnings. In addition, the ineffective portion of our highly effective hedges is recognized in earnings immediately and reported in other income (expense) in our consolidated statements of operations. There are no amounts excluded from the assessment of hedge effectiveness and there are no credit risks related contingent features in our derivative agreements.

We monitor concentrations of credit risk associated with financial and other institutions with which we conduct significant business. Credit risk, including but not limited to counterparty nonperformance under derivative instruments, our revolving credit facility and new ship progress payment guarantees, is not considered significant, as we primarily conduct business with large, well-established financial institutions and insurance companies that we have well-established relationships with and that have credit risks acceptable to us or the credit risk is spread out among a large number of creditors. We do not anticipate nonperformance by any of our significant counterparties.

We recognized the gain or (loss) for the changes in fair value of derivatives not designated as hedging instruments in other income (expense) in our consolidated statements of operations for the three months ended March 31, 2010 and 2009 as follows (in thousands):

	2010	2009
Interest rate swap	$(664)	$131
Foreign currency forward contracts	—	(2,921)
Fuel derivative contracts	—	1,991

Total gain (loss) related to derivatives not designated as hedging instruments	$(664)	$(799)

As of March 31, 2009 we did not have any instruments designated as cash flow hedges. The changes in fair value of fuel swaps which were designated as cash flow hedges for the three months ended March 31, 2010 were as follows (in thousands):

2010
Amount of gain recognized to other comprehensive income—effective portion	$1,297
Amount of gain recognized to other income (expense)—ineffective portion	309

Total gain related to derivatives designated as hedging instruments	$1,606

As of March 31, 2010 and December 31, 2009, the fair value of our long-term debt, including the current portion, was $2,518.7 million and $2,483.1 million, respectively, which was $26.5 million more and $74.6 million less, respectively, than the carrying values. The difference between the fair value and carrying value of our long-term debt is due to our variable rate debt obligations carrying interest rates that are above or below market rates at the measurement dates. The fair value of our long-term debt was calculated based on estimated rates for the same or similar instruments with similar terms and remaining maturities.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Market risk associated with our long-term fixed rate debt is the potential increase in fair value resulting from a decrease in interest rates. Market risk associated with our long-term floating rate debt is the potential increase in interest expense from an increase in interest rates.

The carrying amounts reported in the consolidated balance sheets for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturities of these financial instruments.

4. Foreign Currency

As of March 31, 2010, all of our long-term debt was denominated in U.S. dollars. As of March 31, 2009, we had long-term debt denominated in euro totaling $313.6 million based on the euro/U.S. dollar exchange rate as of March 31, 2009. For the three months ended March 31, 2009, we had foreign currency translation gains of $15.4 million, primarily related to the translation of our then euro-denominated long-term debt to U.S. dollars. These translation amounts include the effects of our foreign currency forward contracts and were recorded as a component of other income (expense) in our consolidated statement of operations.

5. Long-Term Debt

Our debt agreements contain covenants that, among other things, require us to maintain a minimum level of liquidity, as well as limit our net funded debt-to-capital ratio, maintain certain other ratios and restrict our ability to pay dividends. Our ships and substantially all other property and equipment are pledged as collateral for our debt. We were in compliance with these covenants as of March 31, 2010.

As of March 31, 2010, availability under our $750 million Senior Secured Revolving Credit Facility was $271.7 million.

6. Employee Benefit Plan

Effective January 2009, we implemented the Norwegian Shipboard Retirement Plan (“Shipboard Retirement Plan”) which computes benefits based on years of service, subject to eligibility requirements of our Shipboard Retirement Plan. For the three months ended March 31, 2010 and 2009, we have recognized pension expense of $0.5 million for each period in our consolidated statements of operations. Changes in the projected benefit obligation are recognized to other comprehensive income (loss). We refer you to Note 8 “Comprehensive Income (Loss).”

7. Commitments and Contingencies

Capital Expenditures

We anticipate that capital expenditures will be $1.0 billion, $70.0 million and $70.0 million for the years ending December 31, 2010, 2011 and 2012, respectively, based on the euro/U.S. dollar exchange rate as of March 31, 2010.

Norwegian Epic is under construction with anticipated delivery in the second quarter of 2010. The aggregate cost of Norwegian Epic, based on the euro/U.S. dollar exchange rate as of March 31, 2010, is $1.2 billion. As of March 31, 2010, we had capitalized costs of $300.0 million for Norwegian Epic and the remaining cost is subject to fluctuations in the euro/U.S. dollar exchange rate. In connection with the contract to build Norwegian Epic, we do not anticipate any contractual breaches or cancellations to occur. However, if any would occur, it could result

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

in, among other things, the forfeiture of prior deposits or payments made by us and potential claims and impairment losses which may materially impact our business, financial condition and results of operations.

Material Litigation

(i) In May 2003, an explosion in the boiler room aboard the S.S. Norway resulted in the death of eight crew members and injury to approximately 20 other crew members. In May 2008, an agreement was reached with the United States Attorney’s Office for the Southern District of Florida and Norwegian Cruise Line Limited (“NCLL”) as the owner/operator of the S.S. Norway at the time of the incident, pled guilty to a violation of Title 46, United States Code, Section 2302(b), a misdemeanor, and was ordered to pay a fine of $1.0 million which was paid in May 2008, and restitution in the amount of $13.8 million which was covered by insurance and paid in prior years to those crew members involved in the incident. As part of the plea, a subsequent hearing on additional restitution was held, and the Court awarded $7.7 million of restitution which was paid in September 2008. As part of the agreement, NCL (Bahamas) Ltd., as operator of two of the vessels formerly owned and operated by NCLL at the time of the incident, agreed to enter into a civil Consent Judgment with the U.S. Attorney’s Office for the Southern District of Florida and assumed legal responsibility for carrying out certain procedural and safety reviews under the auspices of an independent consultant. The required safety reviews were completed in April 2009, and the appropriate reports were provided to the U.S. Attorney’s Office. In May 2009, the plaintiffs filed a motion to file supplemental claims requesting additional damages. In July 2009, we filed a response to the plaintiffs’ motion and a motion for sanctions. In March 2010, the Court denied the plaintiffs’ motion and granted our motion for sanctions. The Plaintiffs’ subsequently filed a motion for reconsideration which is pending before the Court. We are not able at this time to estimate any further impact from these proceedings.

(ii) The Office of the Attorney General for the State of Florida conducted an antitrust violation investigation into the Company’s implementation of its passenger fuel supplement in 2007. In March 2010, we were advised that the Office of the Attorney General was no longer pursuing this matter.

(iii) In May 2008, we were served with a complaint in the Circuit Court of Miami-Dade County, Florida, by a former shipboard concessionaire for fraudulent inducement, equitable or promissory estoppel and breach of contract in connection with the termination of a shipboard concessionaire agreement. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(iv) In July 2009, a class action complaint was filed against NCL (Bahamas) Ltd. in the United States District Court, Southern District of Florida on behalf of a purported class of crew members alleging inappropriate deductions of their wages pursuant to the Seaman’s Wage Act and wrongful termination resulting in a loss of retirement benefits. We believe that we have meritorious defenses to these claims and, accordingly, are vigorously defending this action and are not able at this time to estimate the impact of these proceedings.

(v) In the normal course of our business, various other claims and lawsuits have been filed or are pending against us. Most of these claims and lawsuits are covered by insurance and, accordingly, the maximum amount of our liability is typically limited to our deductible amount. Nonetheless, the ultimate outcome of these claims and lawsuits that are not covered by insurance cannot be determined at this time. We have evaluated our overall exposure with respect to all of our threatened and pending litigation and, to the extent required, we have accrued amounts for all estimable probable losses associated with our deemed exposure. We are currently unable to estimate any other potential contingent losses beyond those accrued, as discovery is not complete nor is adequate information available to estimate such range of loss or potential recovery. We intend to vigorously defend our legal position on all claims and, to the extent necessary, seek recovery.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Other

Certain of our service providers have required collateral in the normal course of our business including liens on certain of our ships. As of March 31, 2010 and December 31, 2009, an aggregate of $88.6 million and $89.3 million, respectively, of collateral to all of our service providers was included in other assets in our consolidated balance sheet.

8. Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and changes in the fair value of derivative instruments that qualify as cash flow hedges as well as changes in the projected benefit obligation of our Shipboard Retirement Plan. The cumulative changes in fair value of the derivatives are deferred and recorded as a component of accumulated other comprehensive income until the hedged transactions are realized and recognized in earnings. Comprehensive income (loss) was as follows (in thousands):

	Three months ended March 31,
	2010	2009
Net income (loss)	$(16,132)	$5,189
Changes related to Shipboard Retirement Plan:
Initial recognition of projected benefit obligation	—	(8,549)
Amortization of actuarial gain	(7)	—
Amortization of prior service cost	95	178
Changes related to cash flow hedges	1,297	—

Total comprehensive income (loss)	$(14,747)	$(3,182)

9. Supplemental Cash Flow Information

For the three months ended March 31, 2010, we had non-cash operating activities of $1.3 million in connection with cash flow hedges. For the three months ended March 31, 2009, we had non-cash financing activities of $280.7 million in connection with the transfer of Norwegian Sky to Genting HK. We also had $8.5 million of non-cash activities in connection with our Shipboard Retirement Plan.

10. Guarantor Subsidiaries

The $450.0 million 11.75% Senior Secured Notes due 2016 issued by us are guaranteed by certain of our subsidiaries with first-priority mortgage liens on four of our ships, Norwegian Star, Norwegian Spirit, Norwegian Sun and Norwegian Dawn and a first-priority security interest in all earnings, proceeds of insurance and certain other interests related to those ships, subject to certain exceptions and permitted liens. These subsidiary guarantors are 100% owned subsidiaries of NCL Corporation Ltd. and have fully and unconditionally guaranteed these notes on a joint and several basis.

The following condensed consolidating financial information for NCL Corporation Ltd., the non-guarantor subsidiaries and combined guarantor subsidiaries presents condensed consolidating statements of operations and cash flows for the three months ended March 31, 2010 and 2009 and condensed consolidating balance sheets as of March 31, 2010 and December 31, 2009, using the equity method of accounting, as well as elimination entries necessary to consolidate the parent company and all of its subsidiaries.

The outstanding debt resides with the primary obligor. Interest expense was allocated based on the appraised value of the ships and marketing, general and administrative expense was allocated based on Capacity Days. Management fee represents the charge for the allocation of interest expense to the subsidiaries.

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$98,510	$180,522	$—	$279,032
Onboard and other	—	47,230	90,240	—	137,470

Total revenue	—	145,740	270,762	—	416,502

Cruise operating expense
Commissions, transportation and other	—	23,013	40,924	—	63,937
Onboard and other	—	11,865	20,957	—	32,822
Payroll and related	—	27,554	49,470	—	77,024
Fuel	—	19,632	27,706	—	47,338
Food	—	8,886	15,865	—	24,751
Other	—	19,202	29,090	—	48,292

Total cruise operating expense	—	110,152	184,012	—	294,164

Other operating expense
Marketing, general and administrative	—	26,818	37,381	—	64,199
Depreciation and amortization	—	14,021	23,836	—	37,857

Total other operating expense	—	40,839	61,217	—	102,056

Operating income (loss)	—	(5,251)	25,533	—	20,282

Non-operating income (expense)
Interest income	—	—	28	—	28
Interest expense, net of capitalized interest	(24,066)	(8,309)	(27,530)	24,066	(35,839)
Management fee	24,066	—	—	(24,066)	—
Other income (expense)	(333)	(160)	(110)	—	(603)
Equity in earnings (loss) of subsidiaries	(15,799)	—	—	15,799	—

Total non-operating income (expense)	(16,132)	(8,469)	(27,612)	15,799	(36,414)

Net income (loss)	$(16,132)	$(13,720)	$(2,079)	$15,799	$(16,132)

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Statement of Operations

For the Three Months Ended March 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Revenue
Passenger ticket	$—	$91,372	$191,776	$—	$283,148
Onboard and other	—	46,201	95,106	—	141,307

Total revenue	—	137,573	286,882	—	424,455

Cruise operating expense
Commissions, transportation and other	—	21,755	45,194	—	66,949
Onboard and other	—	12,392	23,044	—	35,436
Payroll and related	—	27,214	55,049	—	82,263
Fuel	—	13,920	18,608	—	32,528
Food	—	10,750	19,242	—	29,992
Other	—	19,855	43,227	—	63,082

Total cruise operating expense	—	105,886	204,364	—	310,250

Other operating expense
Marketing, general and administrative	—	25,963	37,340	—	63,303
Depreciation and amortization	—	14,311	23,673	—	37,984

Total other operating expense	—	40,274	61,013	—	101,287

Operating income (loss)	—	(8,587)	21,505	—	12,918

Non-operating income (expense)
Interest income	—	—	348	—	348
Interest expense, net of capitalized interest	(12,628)	(4,361)	(21,051)	12,628	(25,412)
Management fee	12,628	—	—	(12,628)	—
Other income (expense)	(3)	1,425	15,913	—	17,335
Equity in earnings (loss) of subsidiaries	5,192	—	—	(5,192)	—

Total non-operating income (expense)	5,189	(2,936)	(4,790)	(5,192)	(7,729)

Net income (loss)	$5,189	$(11,523)	$16,715	$(5,192)	$5,189

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Balance Sheet

As of March 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$7,983	$82,506	$—	$90,489
Restricted cash	—	—	2,881	—	2,881
Accounts receivable, net	444	736	6,272	—	7,452
Due from Affiliate, net	2,704,510	—	—	(2,704,510)	—
Inventories	—	13,046	18,217	—	31,263
Prepaid expenses and other assets	10,542	7,317	30,815	—	48,674

Total current assets	2,715,496	29,082	140,691	(2,704,510)	$180,759

Property and equipment, net	—	1,270,503	2,554,291	—	3,824,794
Goodwill and tradenames	602,792	—	—	—	602,792
Other assets	65,855	—	150,084	—	215,939
Investment in subsidiaries	9,961	—	—	(9,961)	—

	$3,394,104	$1,299,585	$2,845,066	$(2,714,471)	$4,824,284

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$17,168	$—	$17,168
Accounts payable	—	10,013	29,732	—	39,745
Accrued expenses and other liabilities	46,685	39,574	137,072	—	223,331
Due to Affiliate, net	—	822,573	1,882,329	(2,704,510)	392
Advance ticket sales	—	—	320,213	—	320,213

Total current liabilities	46,685	872,160	2,386,514	(2,704,510)	600,849

Long-term debt	1,646,144	—	828,852	—	2,474,996
Other long-term liabilities	10,844	1,659	45,505	—	58,008

Total liabilities	1,703,673	873,819	3,260,871	(2,704,510)	3,133,853

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,929	379,946	228,432	(608,378)	2,328,929
Accumulated other comprehensive income	3,684	—	(6,064)	6,064	3,684
Retained earnings (deficit)	(642,207)	45,796	(725,991)	680,195	(642,207)

Total shareholders’ equity	1,690,431	425,766	(415,805)	(9,961)	1,690,431

	$3,394,104	$1,299,585	$2,845,066	$(2,714,471)	$4,824,284

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Balance Sheet

As of December 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Assets
Current assets:
Cash and cash equivalents	$—	$9,903	$40,249	$—	$50,152
Restricted cash	—	—	3,097	—	3,097
Accounts receivable, net	1,289	1,182	5,397	—	7,868
Due from Affiliate, net	2,752,379	—	—	(2,752,379)	—
Inventories	—	12,225	16,640	—	28,865
Prepaid expenses and other assets	6,051	9,603	45,926	—	61,580

Total current assets	2,759,719	32,913	111,309	(2,752,379)	151,562

Property and equipment, net	—	1,280,835	2,555,292	—	3,836,127
Goodwill and tradenames	602,792	—	—	—	602,792
Other assets	67,125	355	153,387	—	220,867
Investment in subsidiaries	25,043	—	—	(25,043)	—

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

Liabilities and Shareholders’ Equity
Current liabilities:
Current portion of long-term debt	$—	$—	$3,586	$—	$3,586
Accounts payable	—	5,942	22,434	—	28,376
Accrued expenses and other liabilities	28,261	34,333	143,825	—	206,419
Due to Affiliate, net	—	834,342	1,918,262	(2,752,379)	225
Advance ticket sales	—	—	255,432	—	255,432

Total current liabilities	28,261	874,617	2,343,539	(2,752,379)	494,038
Long-term debt	1,711,023	—	843,082	—	2,554,105
Other long-term liabilities	10,844	—	47,810	—	58,654

Total liabilities	1,750,128	874,617	3,234,431	(2,752,379)	3,106,797

Commitments and contingencies

Shareholders’ equity:
Ordinary shares	25	24	87,818	(87,842)	25
Additional paid-in capital	2,328,302	379,946	227,802	(607,748)	2,328,302
Accumulated other comprehensive income (loss)	2,299	—	(6,151)	6,151	2,299
Retained earnings (deficit)	(626,075)	59,516	(723,912)	664,396	(626,075)

Total shareholders’ equity	1,704,551	439,486	(414,443)	(25,043)	1,704,551

	$3,454,679	$1,314,103	$2,819,988	$(2,777,422)	$4,811,348

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2010

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net loss	$(16,132)	$(13,720)	$(2,079)	$15,799	$(16,132)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization expense	2,514	14,021	26,047	—	42,582
Gain on derivatives	297	—	—	—	297
Share-based compensation expense	—	—	630	—	630
Equity in (earnings) loss of subsidiaries	15,799	—	—	(15,799)	—
Changes in operating assets and liabilities:
Accounts receivable, net	845	446	(875)	—	416
Inventories	—	(821)	(1,577)	—	(2,398)
Prepaid expenses and other assets	(3,193)	2,641	16,169	—	15,617
Accounts payable	—	4,071	7,298	—	11,369
Accrued expenses and other liabilities	18,127	6,900	(9,058)	—	15,969
Advance ticket sales	—	—	64,781	—	64,781

Net cash provided by operating activities	18,257	13,538	101,336	—	133,131

Cash flows from investing activities
Additions to property and equipment, net	—	(3,689)	(22,835)	—	(26,524)
Increase in restricted cash	—	—	337	—	337

Net cash used in investing activities	—	(3,689)	(22,498)	—	(26,187)

Cash flows from financing activities
Repayments of long-term debt	(64,879)	—	(648)	—	(65,527)
Transactions with Affiliate, net	47,869	(11,769)	(35,933)	—	167
Other	(1,247)	—	—	—	(1,247)

Net cash used in financing activities	(18,257)	(11,769)	(36,581)	—	(66,607)

Net increase (decrease) in cash and cash equivalents	—	(1,920)	42,257	—	40,337
Cash and cash equivalents at beginning of year	—	9,903	40,249	—	50,152

Cash and cash equivalents at end of year	$—	$7,983	$82,506	$—	$90,489

NCL Corporation Ltd.

Notes to the Consolidated Financial Statements—(Continued)

(unaudited)

Condensed Consolidating Statement of Cash Flows

For the Three Months Ended March 31, 2009

(in thousands)	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
Cash flows from operating activities
Net income (loss)	$5,189	$(11,523)	$16,715	$(5,192)	$5,189
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization expense	—	14,311	23,673	—	37,984
Gain on translation of debt	—	—	(17,067)	—	(17,067)
Loss on derivatives	—	—	799	—	799
Share-based compensation expense	—	—	173	—	173
Equity in (earnings) loss of subsidiaries	(5,192)	—	—	5,192	—
Changes in operating assets and liabilities:
Accounts receivable, net	—	379	(227)	—	152
Inventories	—	366	185	—	551
Prepaid expenses and other assets	855	2,014	(26)	—	2,843
Accounts payable	—	4,109	(34,731)	—	(30,622)
Accrued expenses and other liabilities	(10,508)	(1,905)	(16,502)	—	(28,915)
Advance ticket sales	—	—	32,996	—	32,996

Net cash provided by (used in) operating activities	(9,656)	7,751	5,988	—	4,083

Cash flows from investing activities
Additions to property and equipment, net	—	(655)	(55,455)	—	(56,110)
Increase in restricted cash	—	—	34	—	34

Net cash used in investing activities	—	(655)	(55,421)	—	(56,076)

Cash flows from financing activities
Repayments of long-term debt	(59,652)	—	(14,210)	—	(73,862)
Proceeds from long-term debt	30,000	—	—	—	30,000
Transactions with Affiliate, net	39,979	(9,118)	31,739	—	62,600
Other	(1,026)	—	—	—	(1,026)

Net cash provided by (used in) financing activities	9,301	(9,118)	17,529	—	17,712

Net decrease in cash and cash equivalents	(355)	(2,022)	(31,904)	—	(34,281)
Cash and cash equivalents at beginning of year	355	7,497	177,865	—	185,717

Cash and cash equivalents at end of year	$—	$5,475	$145,961	$—	$151,436